
10011007

2009 ANNUAL REPORT

Strong at the Core

BUILDING ON OUR STRATEGIC RESOURCES

Received SEC
MAR 2 4 2010
Washington, DC 20549



GREAT PLAINS ENERGY

SELECTED FINANCIAL DATA

Year Ended December 31 (Dollars in millions except per share amounts)	2009	2008	2007	2006	2005
GREAT PLAINS ENERGY (a)					
Operating revenues	$ 1,965	$ 1,670	$ 1,293	$ 1,140	$ 1,131
Income from continuing operations (b)	$ 152	$ 120	$ 121	$ 137	$ 143
Net income attributable to Great Plains Energy	$ 150	$ 155	$ 159	$ 128	$ 162
Basic earnings per common share from continuing operations	$ 1.16	$ 1.16	$ 1.41	$ 1.74	$ 1.79
Basic earnings per common share	$ 1.15	$ 1.51	$ 1.86	$ 1.62	$ 2.15
Diluted earnings per common share from continuing operations	$ 1.15	$ 1.16	$ 1.40	$ 1.73	$ 1.79
Diluted earnings per common share	$ 1.14	$ 1.51	$ 1.85	$ 1.61	$ 2.15
Total assets at year end	$ 8,483	$ 7,869	$ 4,832	$ 4,359	$ 3,842
Total redeemable preferred stock, mandatorily redeemable preferred securities and long-term debt (including current maturities)	$ 3,214	$ 2,627	$ 1,103	$ 1,142	$ 1,143
Cash dividends per common share	$ 0.83	$ 1.66	$ 1.66	$ 1.66	$ 1.66
SEC ratio of earnings to fixed charges	1.81	2.26	2.53	3.50	3.09
KCP&L					
Operating revenues	$ 1,318	$ 1,343	$ 1,293	$ 1,140	$ 1,131
Net income	$ 129	$ 125	$ 157	$ 149	$ 144
Total assets at year-end	$ 5,702	$ 5,229	$ 4,292	$ 3,859	$ 3,340
Total redeemable preferred stock, mandatorily redeemable preferred securities and long-term debt (including current maturities)	$ 1,780	$ 1,377	$ 1,003	$ 977	$ 976
SEC ratio of earnings to fixed charges	2.44	2.87	3.53	4.11	3.87

(a) Great Plains Energy's results include GMO from the July 14, 2008, acquisition date.
(b) This amount is before income (loss) from discontinued operations, net of income taxes, of $(1.5) million, $35.0 million, $38.3 million, $(9.1) million and $27.2 million in 2009 through 2005, respectively. Additionally, the 2005 amount has been adjusted from the amount previously reported to reflect the adoption of a new accounting standard for noncontrolling interest.

ABOUT THE COMPANIES
Headquartered in Kansas City, Mo., Great Plains Energy Incorporated (NYSE: GXP) is the holding company of Kansas City Power & Light Company and KCP&L Greater Missouri Operations Company (GMO), two of the leading regulated providers of electricity in the Midwest. Kansas City Power & Light and KCP&L Greater Missouri Operations use KCP&L as a brand name. More information about the companies is available on the Internet at: www.greatplainsenergy.com or www.kcpl.com.



ABOUT THE COVER
The cover photograph is a segment of the steam turbine generator manufactured by Toshiba International Corporation for the Iatan 2 850-megawatt, pulverized coal-fired power generating facility currently under construction near Weston, Mo. This photograph shows the complete turbine.

GREAT PLAINS ENERGY OPERATING REVENUES
(Dollars in millions)


$2,500
$2,000
$1,500
$1,000
$500
$0
'05
'06
'07
'08
'09

STOCK PERFORMANCE GRAPH
(Dollars)
Comparison of Cumulative Total Returns* of Great Plains Energy, S&P 500 Index and EEI Index


$250
$200
$150
$100
$50
Great Plains Energy
S&P 500
EEI Index
'04
'05
'06
'07
'08
'09

* Total return assumes reinvestment of dividends. Assumes $100 invested on December 31, 2004, in Great Plains Energy common stock, S&P 500 Index and EEI Index

DIVERSE GENERATION MIX
Net MWhs Generated by Fuel Type (2009)


2%
1%
17%
80%

- Coal
- Nuclear
- Natural Gas and Oil
- Wind

STABLE REGULATED CUSTOMER BASE
Number of Customers by Segment (Year-end 2009)


95,000
2,300
724,000

- Residences
- Commercial Firms
- Industrial Firms, Municipalities and Other

RELIABILITY A KEY FOCUS
Transmission and Distribution Network by type


28%
72%

- Overhead Lines
- Underground Lines



IATAN 2 CONSTRUCTION TEAM
The Iatan construction team is managing the project for a successful startup in 2010. When the project is completed, Iatan 2 is expected to be cost competitive with other similar plants constructed during the same timeframe.

Left to right: **Gerald Reynolds,** Assistant General Counsel; **Robert Bell,** Senior Director, Construction; **Stanley Prenger,** Startup Manager; **David McDonald,** Director, Procurement; **Forrest Archibald,** Cost Manager; **Brent Davis,** Director, Operations Interface; and **Denise Schumaker,** Construction Risk/Compliance Manager.



MIKE CHESSER
Chairman of the Board and Chief Executive Officer

BILL DOWNEY
President and Chief Operating Officer

To Our Shareholders

If there ever was a time to prove our strength, resolve and resiliency, 2009 was it. Our team put forth an extraordinary effort and achieved much in a year when we faced a combined set of challenges that was unprecedented in recent experience. As a company, we demonstrated strength at the core of our operations, processes and people.

The severe recession hit our service territory hard. For the first time since 1982, our weather-normalized megawatt hour sales declined compared to the prior year. Weather-normalized consumption was down 1.2 percent because of a combination of declining consumer usage and relatively flat customer growth. In addition to the economic environment, weather also affected us. Ours is a seasonal business in which we typically generate about 60 percent of our earnings from cooling-related consumption in the third quarter and, in 2009, our region experienced the coolest summer in 30 years.

Finally, we had a very aggressive agenda in 2009 in terms of deliverables under our Comprehensive Energy Plan (CEP). Launched in 2005 with support from regulators, community leaders and customers, the CEP is a strategic investment initiative that focuses on new generation, environmental retrofits, asset management, energy efficiency and demand response programs. We met the CEP's timeline to complete a significant environmental project and overhaul of our Iatan 1 coal plant. We also made significant progress on the construction of Iatan 2, a new coal plant slated to be in service in 2010. This agenda would have been demanding even under favorable economic circumstances, but the challenges were magnified by the conditions that confronted us.

Against this tough backdrop for financial performance, we prudently positioned the Company to weather the storm by reducing the dividend early in the year, significantly reducing our capital expenditures and raising capital to strengthen our balance sheet. We also aggressively managed costs throughout the year by improving processes and capturing synergies from our 2008 acquisition of Aquila, since renamed KCP&L Greater Missouri Operations Company (GMO).

In 2009 income from continuing operations was up 27 percent; however, our earnings per share declined in 2009 compared to 2008. This was primarily caused by unfavorable comparative results from the discontinued operations of Strategic Energy, which we sold in June 2008, as well as dilution from additional shares outstanding. Our stock price, while appreciating significantly from a yearly low in early March, ended the year flat with 2008 levels.

Through the regulatory framework of the CEP, our ability to execute effectively and our robust approach to risk management, we have successfully mitigated many of the uncertainties we have faced as we have met our commitments under the plan. However, our total return performance reflects that investors have remained cautious of the risks inherent in an extended program of this scale. And while we are neither pleased nor satisfied with the long-term total shareholder returns for Great Plains Energy, we believe the platform we have built over this period positions the Company for top-tier performance over the next five years. As described below, our accomplishments this year strengthened that platform despite a difficult operating environment.

ACHIEVEMENTS IN 2009

We were working against some strong headwinds in 2009. However, despite those challenges, we were able to leverage our solid utility operations, our ability to execute effectively and our strong community, political and regulatory

focus into a long list of significant accomplishments. We:
- Successfully completed the Iatan 1 project;
- Made significant progress on the construction of Iatan 2;
- Completed five rate cases with constructive outcomes;
- Achieved Tier 1 system reliability and customer satisfaction;
- Operated our generation fleet efficiently throughout the year;
- Exceeded our initial integration and synergy targets for the GMO transaction; and
- Supported a new bill on energy efficiency in Missouri, expanding our leadership role in reshaping our industry.

In addition, we aggressively and diligently managed our costs. Even though GMO's consolidated operations and maintenance expenses were included in our results for a full year, versus about half the year in 2008, it is noteworthy that Kansas City Power & Light (KCP&L) expenses remained essentially flat year on year. The credit for this achievement belongs to all employees across our Company who tightened their belts, unearthed efficiencies through process improvements and worked hard to capture synergies from the GMO acquisition. By the end of 2009 – nearly 18 months after the acquisition – we had identified synergies of just over $200 million. Synergies for the first five years post-acquisition are estimated to be approximately $740 million, almost $100 million above our initial projections.

STRONG AT THE CORE

While we remain vigilant about the challenges we face, we take pride in the fact that our utility operations are strong at the core. Preserving and building upon that strength drives our decisions and gives us confidence in our ability to navigate in uncertain times. The strength is derived from our employees and our Winning Culture. Our culture challenges our employees to embrace the opportunities offered by the changing utility landscape. Going forward, we will continue to engage, develop and empower employees and leaders, encouraging them to be flexible and seek improvements and operational efficiencies that will result in increased customer and shareholder value.

We measure our core strength through metrics in several key fundamental areas, including safety, reliability, plant performance and customer satisfaction. To highlight a few of our 2009 achievements in these areas:
- Our safety metrics were strong in 2009. Our Supply organization reported a record low level of OSHA recordable incidents in 2009 and Wolf Creek set a record for hours worked without a lost-time accident of over 11 million hours, which equates to more than five years.
- Our transmission and delivery (T&D) systems continued to perform at Tier 1 reliability levels in 2009, as measured by the System Average Interruption Duration Index, or SAIDI. In addition, the PA Consulting Group awarded KCP&L the ReliabilityOne best performer award for the Plains Region for the third consecutive year. Our T&D success in 2009 was even more gratifying given the heavy number of storms that pummeled our region and the significant efforts needed to integrate the KCP&L and GMO systems operationally.
- We focused on achieving top-tier performance for our generation fleet in the next few years. One of the key metrics we use to evaluate our improvement is the Equivalent Availability Factor (EAF), which measures the percentage of time our plants are available to generate power during a period of time. In 2009, our overall EAF was 80 percent, an improvement over the 78 percent level achieved in 2008. We are particularly pleased with the improved performance of the KCP&L coal units, where five of the seven units had better availability in 2009 than 2008; two had EAFs of 90 percent or greater. Two of GMO's coal units were also above the 90 percent threshold for the full year. The EAF at Wolf Creek, our nuclear unit, was almost three percentage points above its 2008 level and has averaged 91 percent over the past six years. This represents one of the best operating records in the country.
- In 2009 J.D. Power and Associates ranked KCP&L's customer satisfaction at Tier 1 levels among large Midwest utility companies. We've supplemented the J.D. Power results with our own customer surveys and have received very high marks for reliability and customer satisfaction in those as well.

CUSTOMER FOCUS

Our emphasis on serving customers takes many forms. Recognizing the adverse impact of the recession on customers across our service territory, we launched the Connections program to help them manage their utility bills during these difficult economic times. You can read more about this proactive program on page 5.

We were also instrumental in supporting Missouri energy efficiency legislation, further solidifying our role as a regional leader working to reshape our industry. Once it is implemented through regulation, this legislation will provide a platform for our Missouri customers to manage their energy usage more proactively while, at the same time, potentially generating appropriate returns for our shareholders.

Another initiative that will have long-term customer benefits is our Smart Grid demonstration project in midtown Kansas City. This project includes the Green Impact Zone, an urban core area of our service territory sponsored by U.S. Representative Emanuel Cleaver II. The Smart Grid project is



SENIOR STRATEGY TEAM
Our Senior Strategy Team is instrumental to our success today and tomorrow. With an average of 26 years of experience in the industry, they have the talent and depth to navigate our changing industry and drive the Company to Tier 1 operational and financial performance.

Front Row: **William H. Downey,** President and Chief Operating Officer; **Michael J. Chesser,** Chairman of the Board and Chief Executive Officer; **Barbara B. Curry,** Senior Vice President-Human Resources and Corporate Secretary. *Back Row:* **Terry Bassham,** Executive Vice President-Finance and Strategic Development and Chief Financial Officer; **Michael L. Deggendorf,** Senior Vice President-Delivery; **John R. Marshall,** Executive Vice President-Utility Operations; **William G. Riggins,** General Counsel and Chief Legal Officer; **Scott H. Heidtbrink,** Senior Vice President-Supply.

expected to cost more than $48 million, half of which is being funded with stimulus monies through the U.S. Department of Energy with the remainder funded by KCP&L and others. Through this pilot program KCP&L will be at the forefront of designing, testing, implementing and operating new technologies, business models, systems and protocols to improve the delivery of energy to customers.

THE FUTURE IS BRIGHT

As we leave 2009, we look forward to 2010 with cautious optimism. The economy in our region, like most other parts of the country, appears to be stabilizing. We expect weather-normalized energy consumption in 2010 to be similar to 2009. Though well below our historical growth rates, this level represents a significant improvement from the decline experienced in 2009. A better economy, combined with a return to more normal weather for our region, a continued focus on expense control and operations that embody the strength at our core should help us achieve improved financial results in 2010.

We will also be faced with a number of challenges in 2010. The most significant of these is the successful startup of Iatan 2, which is a highly complex and resource-intensive process that will unfold over the coming months. While recognizing that the startup stage of any project involves risks, it is important for shareholders to know we are managing this phase of the Iatan 2 project with the same rigor and oversight as the other CEP projects we have delivered successfully. We anticipate that Iatan 2 when completed will be cost competitive with other plants constructed during a similar timeframe.

In 2010, we will file rate cases in Missouri, the biggest component of which will be the inclusion of the cost of Iatan 2 in our rates. The Missouri cases will be in addition to the case we filed for KCP&L in Kansas in December 2009.

In addition to completing Iatan 2 successfully in 2010, our focus will be on the following key areas:

- Effectively navigating our regulatory environment and building on the constructive regulatory outcomes we have consistently been awarded;
- Continuing to deliver on the synergies from the GMO acquisition and moving toward a Tier 1 cost structure;
- Making targeted investments in our generation fleet for continued performance improvement;
- Preparing to thrive in the long run through our Sustainable Resource Strategy, which addresses customer and regional energy requirements with a modular, flexible and collaborative plan that mitigates the risks of rapidly changing legislation, technology, political and public sentiment; and
- Maintaining our financial flexibility as we face the infrastructure decisions we need to make in the next few years.

OUR VALUE PROPOSITION

We are confident the achievements of our CEP will provide significant benefits for our shareholders, customers, employees and entire region well into the future. Through the efforts of all of our employees and experienced senior strategy team members, we will complete the CEP, focus on the initiatives outlined above and continue to concentrate on staying strong at the core. As a result, we expect to reward your patience regarding our returns the past few years with an enhanced total return proposition in the years ahead.

Thank you for your interest and your support.

Mike Chesser | Bill Downey

MIKE CHESSER | BILL DOWNEY

COMPREHENSIVE ENERGY PLAN

The announcement of our Comprehensive Energy Plan (CEP) in 2005 was the result of a transformational strategic decision. Prior to the CEP's launch, KCP&L worked closely with a wide array of stakeholders to develop a cost-effective, practical and environmentally sensitive strategic plan that would ensure sufficient generation and reliable service for KCP&L customers well into the 21st century. The new generation, environmental upgrades, distribution and transmission asset management, distribution automation, energy efficiency and demand response investments that are part of the CEP collectively represent the largest construction program in our history.

With the final piece, Iatan 2, scheduled for completion in 2010, we can look at our progress over the past five years and say confidently that we delivered effectively from a planning and construction standpoint and that we have been treated fairly from a regulatory perspective.



Iatan 2's state-of-the-art emission control equipment includes a selective catalytic reduction system, fabric filter and flue gas desulfurization unit.

Iatan 2 is a 850-megawatt, supercritical coal unit currently under construction, in which KCP&L and GMO have a combined 73 percent ownership stake. When operational, Iatan 2 is expected to be one of the largest, most efficient and lowest cost coal-fired generation plants in the United States.

We have worked diligently over the last five years to deliver on the CEP's promises, and as its completion approaches, we are confident we have built a foundation for long-term shareholder value.

KCP&L Connections

Benefiting customers and communities is at the heart of everything KCP&L does. In the fall of 2009, KCP&L launched the Connections program to provide customers with resources they need to help make their lives easier during difficult economic times. This innovative program "connects" customers to information about products and services that help them save energy and money, find payment options that meet their needs and identify community resources for payment assistance.

KCP&L reached out to customers throughout its service territories through 20 Energy Resource Fairs, a proactive media and advertising campaign and ongoing partnerships with community agencies.



"Our partnership with the KCP&L Connections program gave us the chance to meet with people face to face. I think it really allowed us to share the range of resource information we have available to the public. Being able to reach out to our community was a real benefit to United Way 2-1-1."

JENNIFER MILLER
Call Center Supervisor for United Way 2-1-1 of Greater Kansas City.

SUSTAINABLE RESOURCE STRATEGY

As we complete the CEP, we are also shaping the Sustainable Resource Strategy (SRS), which will define how we grow our business, manage our operations and create shareholder and customer value over the long run. We are developing the SRS through a cross-functional team that is focusing on understanding customer demand, supply alternatives, transmission and distribution opportunities, and emerging technologies. The framework for the SRS is very similar to the CEP's; however, rather than predefining a set of specific projects and timelines, the SRS will be a flexible guide for strategic development, resource planning and capital spending decisions.

The SRS will address several themes related to our rapidly changing industry:

- The most likely supply opportunities and challenges, including environmental mandates, renewable portfolio standards and fuel alternatives;
- Grid reliability and efficiency improvements;
- New Smart Grid technologies and energy efficiency programs that will help our customers understand, manage and optimize their energy consumption; and
- Potential transmission opportunities in our region.

As with the CEP, we will educate and engage stakeholders throughout the planning process.

ENVIRONMENTAL PROGRESS

Our Community, Political and Regulatory strategy mitigates risk and drives shareholder value through active collaboration with customers, communities, and local, state and federal political and regulatory groups.

Over the years, by forming collaborative relationships with the communities we serve and environmental stakeholders, we have formulated progressive and responsible environmental policies leading to sound environmental practices in all areas of our business – from the introduction of customer programs that promote responsible use of energy, to the ways we operate our power plants and vehicle fleet and maintain the thousands of miles of rights-of-way entrusted to our care.



In 2010, we will add an additional 100 megawatts of wind to our portfolio, in keeping with our collaborative agreement with the Sierra Club.

Our achievements include 100 megawatts of wind added to our generation portfolio in 2006 and environmental retrofits at LaCygne in 2007 and Iatan 1 in 2009 – all part of the Comprehensive Energy Plan timeline below. Our leadership in the Green Impact Zone, outlined on page 7, and our efforts that led to passage of energy efficiency legislation, as discussed on page 8, ultimately will enable customers to take more control over their energy usage. Together, these initiatives, and many more like them, help us create shareholder value and enhance our customers' quality of life.

In addition to adding another 100 megawatts of wind to our portfolio in 2010, we are pursuing several initiatives that combine our collaborative spirit with our environmental stewardship, including:

- Testing biomass pellets as a fuel source at the Sibley Generating Station. These tests will examine the effect of the pellets on a coal-fired boiler to determine the viability of biomass as a lower carbon, renewable fuel source for older coal-fired plants.
- Partnering with the city of St. Joseph, Mo., to investigate ways to convert landfill gases to energy. The project involves building a methane gas-gathering system and power generation facility. Once operational, the methane will be converted to electricity and distributed through our power grid. We will own and operate the plant as part of our regulated generation fleet.
- Pursuing a series of focused investments and initiatives to improve the operating efficiency of our coal fleet by approximately 3 percent by 2013. That level of improvement to our coal-fired generation would reduce our average annual carbon dioxide output by more than 600,000 tons. One example of an early success was achieved in 2009 when the use of state-of-the-art performance monitoring and optimization software identified changes that improved the heat rate at our Hawthorn 5 unit by 0.6 percent compared to its previous three-year average.

COMPREHENSIVE ENERGY PLAN HIGHLIGHTS


UTILITY RATE BASE
(Dollars in millions)
5.0
4.0
3.0
2.0
1.0
• Begin LaCygne 1 environmental retrofit
• Start Spearville, Kan., 100 megawatt wind project
• Launch Energy Optimizer customer program
• Initiate Distribution Asset Management program
+9.1%
Rate Increase
• Complete Spearville wind project on time and on budget
• Launch Distribution Automation programs
2006 Edison Electric Institute's (EEI) Advocacy Excellence Award
• Iatan 1 and 2 construction begins
• Roll-out of MPower, a commercial summer load-management program
+6.5%
Rate Increase
• Launch Transmission Asset Management program
• Sign Collaboration Agreement with the Sierra Club and Concerned Citizens of Platte County
• Wolf Creek ranks in top quartile for overall performance
Utility Rate Base Growth
Items noted in blue are key milestones in KCP&L's Comprehensive Energy Plan
2005
2006
2007

Green Impact Zone


green impact zone

KCP&L received a stimulus funding grant through the U.S. Department of Energy of approximately $24 million to help fund a fully integrated Smart Grid demonstration project in the Green Impact Zone and midtown area of Kansas City, Mo. The stimulus funding grant is expected to cover about half of the more than $48 million total cost of the project, with the remainder provided by KCP&L and other participants.

Proposed by Missouri Congressman Emanuel Cleaver II in spring 2009, the innovative Green Impact Zone initiative is a concentrated effort to strengthen neighborhoods, create jobs and improve energy efficiency within Kansas City's urban core.

Unlike the traditional "one-way" electrical grid, the "two-way" Smart Grid will allow customers to better manage their electricity consumption by providing access to actual and predictive usage information, digital tools and innovative programs. The project will ultimately help us identify and improve beneficial energy efficiency measures, electricity storage capabilities, sustainable energy technology and electricity delivery systems. Customers will realize many benefits as a result, including improved service reliability, reduced outages and energy delivery costs.





KCP&L will install energy efficiency tools, such as smart meters, as part of its Smart Grid demonstration project. These tools will give customers more control in managing their energy usage.

"This plan removes the burden for those who can't afford green investments and reduces utility bills for those who need it most. We owe a debt of gratitude to KCP&L for taking the lead on this initiative and pulling together the right resources and partners to make the Green Impact Zone and Smart Grid a reality."

MISSOURI CONGRESSMAN EMANUEL CLEAVER II

- Complete Hawthorn-Moberly transmission line component replacement
- Complete LaCygne SCR project on time and on budget
- Complete Distribution Asset Management deployment of Dynamic Voltage Control project
- Initiate *Affordable New Homes* program for builders focused on energy-efficient construction




Strategic Energy

- GXP sells Strategic Energy


KCP&L

- GXP acquires Aquila


R1
ReliabilityOne™

2008 ReliabilityOne™ Plains Region Reliability Excellence Award

EEI Edison Award – EEI's highest honor for distinguished leadership, innovation and contribution to the advancement of the electric industry

- Complete automation of all underground networks in downtown Kansas City, Mo.
- Physical construction essentially complete on Iatan 2 at year end
- Complete Iatan 1 environmental project and unit overhaul

2009 ReliabilityOne™ Plains Region Reliability Excellence Award



- Move into new energy-efficient headquarters building

J.D. Power surveys rank KCP&L customer satisfaction at Tier 1 levels among large Midwest utility companies



- Finish Integrated Circuit of the Future pilot projects



+15.4%
Rate Increase

5.0 4.0 3.0 2.0 1.0

2008 2009

WOLF CREEK GENERATING STATION



Wolf Creek continues to focus on safety, reliability and the efficient production of electricity. The plant generates about 1,200 megawatts of electricity, which is enough energy to power approximately 800,000 homes.

Safety is always the top priority for nuclear operations and, in 2009, the Wolf Creek Generating Station achieved a plant record of over 11 million hours worked (equivalent to more than five years) without a lost-time accident. In addition, the number of recordable injuries was reduced by 47 percent over the previous year, and the collective radiation exposure was the lowest ever for a year with a refueling outage. The successful completion of its biennial Emergency Response exercise and a Nuclear Regulatory Commission evaluated force-on-force security drill ensures that Wolf Creek continues to be prepared to protect the health and safety of the public and employees in an emergency situation.

Wolf Creek's electric production costs continued to be near the lowest level for single-unit nuclear sites and competitive with multi-unit sites. Producing almost 8.8 million net megawatt hours, the plant achieved a six-year average unit capacity factor of 91 percent, even though planned refueling outages limited production in four of the six years. A major improvement initiative is under way to reduce future refueling outage durations and increase unit output.

Missouri Energy Efficiency Bill

Energy efficiency is widely considered the cheapest, fastest, and cleanest way to meet growing energy demand, and we are a key player in our region in shaping this trend. We helped create and lead the Energy Efficiency First Coalition, a statewide group of utilities, businesses, environmental interests and consumer advocates, in supporting passage of the Missouri Energy Efficiency Investment Act. This landmark legislation removes the barriers utilities have traditionally faced in investing in energy efficiency by creating a state policy and framework to treat utility investments in energy efficiency the same as investments in a power plant or distribution line. It also gives the Missouri Public Service Commission options to encourage energy efficiency investments.



Missouri Governor Jay Nixon learns about the environmental and energy-efficient features of Iatan. Pictured from left to right are **Michael Chesser,** Chairman and Chief Executive Officer; Missouri Governor **Jay Nixon; Carl Churchman,** Vice President, Construction; and **William Downey,** President and Chief Operating Officer.

CULTURE OF EMPLOYEE AND COMMUNITY ENGAGEMENT

Investing in the communities we serve has always been a core strength. We recognize that the health of our company depends on the health of our communities and, during these tough economic times, we have actively partnered with communities and customers to address their needs.



KCP&L employees participate in Day of Caring to help enhance the quality of life in the communities we serve.

In particular, our community strategy has been used as a springboard to encourage employee engagement, volunteer leadership and continued charitable investments in at-risk youth development, environmental programs and economic and workforce development. Our commitment has resulted in a positive impact on our community, political and regulatory environment, and extensive recognition of our efforts. Our achievements for 2009 include launching our Connections campaign (see page 5); supporting employee volunteerism, which resulted in more than 11,000 hours of community service; raising more than $1 million to benefit United Way, Harvesters, Dollar-Aide and the KC Arts Fund; and receiving numerous awards, such as the Business Philanthropist of the Year designation awarded by Non-Profit Connect.


GREAT PLAINS
ENERGY

GREAT PLAINS ENERGY INCORPORATED

1200 MAIN STREET
KANSAS CITY, MISSOURI 64105

March 24, 2010

Dear Shareholder:

We are pleased to invite you to the Annual Meeting of Shareholders of Great Plains Energy Incorporated. The meeting will be held at 10:00 a.m. (Central Daylight Time) on Tuesday, May 4, 2010, at the Kansas City Public Library Plaza Branch, Truman Forum Auditorium, 4801 Main Street, Kansas City, Missouri 64112. The Truman Forum Auditorium is accessible to all shareholders. **Shareholders with special assistance needs should contact the Corporate Secretary, Great Plains Energy Incorporated, 1200 Main Street, Kansas City, Missouri 64105, no later than Friday, April 23, 2010.**

At this meeting, you will be asked to:

1. Elect the Company's ten nominees as directors;
2. Ratify the appointment of independent auditors for 2010;
3. Transact any other business as may properly come before the meeting or any adjournments or postponements thereof.

The attached Notice of Annual Meeting and Proxy Statement describe the business to be transacted at the meeting. Your vote is important. Please review these materials and vote your shares.

We hope you and your guest will be able to attend the meeting. Registration and refreshments will be available starting at 9:00 a.m.

Sincerely,

Michael J. Chesser
Chairman of the Board

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 4, 2010:

This proxy statement and our 2009 Annual Report are available at *https://materials.proxyvote.com/391164*


GREAT PLAINS ENERGY

Kansas City Public Library
Plaza Branch
4801 Main Street
Kansas City, MO 64112


Country Club
Plaza
N
W
E
S
Main St.
W. 47th St.
Ward Pkwy.
W. 48th St.
Brookside Blvd.
Volker Blvd.
Womall Rd.
Main St.
Kansas City
Public Library
Plaza Branch
W. 51st St.

Ward Parkway is one-way eastbound from Main St. to Brookside Blvd.

The Plaza Branch of the Library is located just south of the Country Club Plaza near the intersection of Main and 48th streets. Complimentary parking is available in the parking garage, located off Main St.



CONTENTS


GREAT PLAINS
ENERGY

GREAT PLAINS ENERGY INCORPORATED

1200 Main Street
Kansas City, Missouri 64105

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date: Tuesday, May 4, 2010
Time: 10:00 a.m. (Central Daylight Time)
Place: Kansas City Public Library Plaza Branch
Truman Forum Auditorium
4801 Main Street
Kansas City, Missouri 64112

PROXY STATEMENT

This proxy statement and accompanying proxy card are being mailed, beginning March 24, 2010, to owners of our common stock for the solicitation of proxies by our Board of Directors ("Board") for the 2010 Annual Meeting of Shareholders ("Annual Meeting"). The Board encourages you to read this document carefully and take this opportunity to vote on the matters to be decided at the Annual Meeting.

In this proxy statement, we refer to Great Plains Energy Incorporated as "we," "us," "Company," or "Great Plains Energy," unless the context clearly indicates otherwise.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 4, 2010:

This proxy statement and our 2009 Annual Report are available at *https://materials.proxyvote.com/391164*

ABOUT THE MEETING

Why did you provide me this proxy statement?

We provided you this proxy statement because you are a holder of our common stock and our Board of Directors is soliciting your proxy to vote at the Annual Meeting. As permitted by Securities and Exchange Commission ("SEC") rules, we have mailed a notice regarding the availability of proxy materials (the "Notice") and elected to provide access to this proxy statement and our 2009 annual report to shareholders to our beneficial shareholders and certain of our registered shareholders electronically via the internet. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail, unless you request a printed copy. The Notice explains how to access and review the proxy statement and 2009 annual report to shareholders, and how to vote over the internet. If you received a Notice and would like to receive a printed copy of our proxy materials, you should follow the instructions included in the Notice. In the future, we may elect to expand electronic delivery and provide all shareholders a Notice rather than incurring the expense of printing and delivering copies of the materials to those who do not request copies.

For information on how to receive electronic delivery of annual shareholder reports, proxy statements and proxy cards, please see "Can I elect electronic delivery of annual shareholder reports, proxy statements and proxy cards?" below.

What will be voted on?

At the Annual Meeting, you will be voting on:

- The election of ten directors to our Board; and
- The ratification of the appointment of Deloitte & Touche LLP ("Deloitte & Touche") to be our independent registered public accounting firm in 2010.

How do you recommend that I vote on these matters?

The Board of Directors recommends that you vote **FOR** each of the people nominated to be directors, and **FOR** the ratification of the appointment of Deloitte & Touche.

Who is entitled to vote on these matters?

You are entitled to vote if you owned our common stock as of the close of business on February 23, 2010 (also referred to as the Record Date). On that day, approximately 135,362,219 shares of our common stock were outstanding and eligible to be voted. Shares of stock held by the Company in its treasury account are not considered to be outstanding, and will not be voted or considered present at the Annual Meeting. At the Annual Meeting, you are entitled to one vote for each share of common stock owned by you at the close of business on the Record Date.

I was an Aquila shareholder, and haven't delivered my Aquila stock certificates for exchange. Am I entitled to vote?

Yes. You are entitled to vote the number of whole shares of Great Plains Energy stock that you have the right to receive in the exchange.

Is cumulative voting allowed?

Cumulative voting is allowed with respect to the election of our directors. This means that you have a total vote equal to the number of shares you own, multiplied by the number of directors to be elected. Your votes for directors may be divided equally among all of the director nominees, or you may vote for one or more of the nominees in equal or unequal amounts. You may also withhold your votes for one or more of the nominees. If you withhold your votes, these withheld votes will be distributed equally among the remaining director nominees.

How many votes are needed to elect directors?

The ten director nominees receiving the highest number of **FOR** votes will be elected. This is called "plurality voting." Withholding authority to vote for some or all of the director nominees, or not returning your proxy card or voting instructions, will have no effect on the election of directors. Your broker is not permitted to vote your shares on this matter if no instructions are received from you. Please see "Will my shares held in street name be voted if I don't provide instructions?" on page 5.

How many votes are needed to ratify the appointment of Deloitte & Touche?

Ratification requires the affirmative vote of the majority of shares present in person or by proxy at the Annual Meeting and entitled to vote. Your broker is entitled to vote your shares on this matter if no instructions are received from you. Abstentions will have the same effect as votes against ratification. Shareholder ratification of the appointment is not required, but your views are important to the Audit Committee and the Board. If shareholders do not ratify the appointment, our Audit Committee will reconsider the appointment.

When will next year's annual meeting be held?

Our By-laws provide that the annual shareholder meeting will be held on the first Tuesday of May. Next year's annual meeting will be held on May 3, 2011.

How can I submit a proposal to be included in next year's proxy statement?

To be considered for inclusion in our proxy statement for the 2011 annual meeting, the Company must receive notice on or before November 24, 2010. All proposals must comply with the SEC rules regarding eligibility and type of shareholder proposal. Shareholder proposals should be addressed to: Great Plains Energy, 1200 Main Street, Kansas City, MO 64105, Attention: Corporate Secretary.

Can I bring up matters at the Annual Meeting or other shareholder meeting, other than through the proxy statement?

If you intend to bring up a matter at a shareholder meeting, other than by submitting a proposal for inclusion in our proxy statement for that meeting, our By-laws require you to give us notice at least 60 days, but no more than 90 days, prior to the date of the shareholder meeting. If we give shareholders less than 70 days notice of a shareholder meeting date, the shareholder's notice must be received by the Corporate Secretary no later than the close of business on the tenth (10th) day following the earlier of the date of mailing of the notice of the meeting or the date on which public disclosure of the meeting date was made. The notice must contain the information required by our By-laws.

May I ask questions at the Annual Meeting?

Yes. We expect that all of our directors, senior management, and representatives of Deloitte & Touche will be present at the Annual Meeting. We will answer your questions of general interest at the end of the Annual Meeting. We may impose certain procedural requirements, such as limiting repetitive or follow-up questions, so that more shareholders will have an opportunity to ask questions.

How can I propose someone to be a nominee for election to the Board?

The Governance Committee of the Board will consider candidates for director suggested by shareholders, using the process in the "Director Nominating Process" section on page 7.

Our By-laws require shareholders wishing to make a director nomination to give notice at least 60 days, but not more than 90 days, prior to the date of the shareholder meeting. If we give shareholders less than 70 days notice of a shareholder meeting date, your notice must be received by the Corporate Secretary no later than the close of business on the tenth (10th) day following the earlier of the date of mailing of the notice of the meeting or the date on which public disclosure of the meeting date was made. Your notice must comply with the information requirements in our By-laws relating to shareholder nominations.

Who is allowed to attend the Annual Meeting?

If you own our shares, you and a guest are welcome to attend our Annual Meeting. You will need to register when you arrive at the meeting. We may also verify your name against our shareholder list. If you own shares in a brokerage account in the name of your broker or bank ("street name"), you should bring your most recent brokerage account statement or other evidence of your share ownership. If we cannot verify that you own our shares, it is possible that you may not be admitted to the meeting.

ABOUT PROXIES

How can I vote at the Annual Meeting?

You can vote your shares either by casting a ballot during the Annual Meeting, or by proxy.

Is Great Plains Energy soliciting proxies for the Annual Meeting?

Yes, our Board is soliciting proxies. We will pay the costs of this solicitation. Proxies may be solicited in person, through the mail, by telephone, facsimile, e-mail or other electronic means by our directors, officers, and employees without additional compensation.

Morrow & Co. LLC, 470 West Avenue, Stamford, CT 06902, has been retained by us to assist in the solicitation, by phone, of votes for a fee of $7,000, plus a charge of $6.50 per holder for telephone solicitations, and reimbursement of out-of-pocket expenses. We will also reimburse brokers, nominees, and fiduciaries for their costs in sending proxy materials to holders of our shares.

How do I vote by proxy before the Annual Meeting?

We have furnished the proxy materials, including the proxy card, to registered shareholders holding more than 500 shares, or who voted in the last annual meeting. These shareholders may also view the proxy materials online at the *www.proxyvote.com* website. They may vote their shares by mail, telephone or internet. To vote by mail, simply mark, sign and date the proxy card and return it in the postage-paid envelope provided. To vote by telephone or internet, 24 hours a day, 7 days a week, refer to your proxy card for voting instructions.

We have mailed a Notice regarding the availability of proxy materials to our other shareholders. These shareholders may choose to view the proxy materials online at the *www.proxyvote.com* website, or receive a paper or e-mail copy. There is no charge for requesting a copy. These shareholders may vote their shares by internet through the *www.proxyvote.com* website, or by phone after accessing this website, or by mail if they request a paper copy of the proxy materials.

In addition, this Proxy Statement and our 2009 Annual Report are publicly available at *https://materials.proxyvote.com/391164.*

If your shares are registered in the name of your broker or other nominee, you should vote your shares using the method directed by that broker or other nominee. A large number of banks and brokerage firms are participating in the Broadridge Financial Solutions, Inc. online program. This program provides eligible street name shareholders the opportunity to vote via the internet or by telephone. Voting forms will provide instructions for shareholders whose banks or brokerage firms are participating in Broadridge's program.

Properly executed proxies received by the Corporate Secretary before the close of voting at the Annual Meeting will be voted according to the directions provided. If a proxy is returned without shareholder directions, the shares will be voted as recommended by the Board.

What shares are included on the proxy card?

The proxy card represents all the shares registered to you, including all shares held in your Great Plains Energy Dividend Reinvestment and Direct Stock Purchase Plan ("DRIP") and Great Plains Energy 401(k) Plan accounts as of the close of business on February 23, 2010.

Can I change my mind after I submit a proxy?

You may revoke your proxy at any time before the close of voting by:

- written notice to the Corporate Secretary;
- submission of a proxy bearing a later date; or
- casting a ballot at the Annual Meeting.

If your shares are held in street name, you must contact your broker or nominee to revoke your proxy. If you would like to vote in person, and your shares are held in street name, you should contact your broker or nominee to obtain a broker's proxy card and bring it, together with proper identification and your account statement or other evidence of your share ownership, with you to the Annual Meeting.

I have Company shares registered in my name, and also have shares in a brokerage account. How do I vote these shares?

Any shares that you own in street name are not included in the total number of shares that are listed on your proxy card. Your bank or broker will send you directions on how to vote those shares.

Will my shares held in street name be voted if I don't provide instructions?

The current New York Stock Exchange ("NYSE") rules allow brokers to vote shares on certain "routine" matters for which their customers do not provide voting instructions. The election of our directors is *not* a "routine" matter, and your broker will not vote your shares for the election of directors if you do not provide voting instructions. The ratification of the appointment of Deloitte & Touche, assuming that no contest arises, is a matter on which your broker can vote your shares without your instructions.

Is my vote confidential?

We have a policy of voting confidentiality. Your vote will not be disclosed to the Board or our management, except as may be required by law and in other limited circumstances.

ABOUT HOUSEHOLDING

Are you "householding" for your shareholders with the same address?

Yes. Shareholders that share the same last name and household mailing address with multiple accounts will receive a single copy of the shareholder documents (annual report, proxy statement, prospectus or other information statement) that we send unless we are instructed otherwise. Each such registered shareholder will continue to receive a separate proxy card. Any shareholder who would like to receive separate shareholder documents may call or write us at the address below, and we will promptly deliver them. If you received multiple copies of the shareholder documents and would like to receive combined mailings in the future, please call or write us at the address below. Shareholders who hold their shares in street name should contact their bank or broker regarding combined mailings.

Great Plains Energy Incorporated
Investor Relations
P.O. Box 418679
Kansas City, MO 64141-9679
1-800-245-5275

Can I elect electronic delivery of annual shareholder reports, proxy statements and proxy cards?

Yes. You can elect to receive future annual shareholder reports, proxy statements and proxy cards electronically via the internet. To sign up for electronic delivery, please follow the instructions on the proxy card to vote using the internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

ELECTION OF DIRECTORS
Item 1 on the Proxy Card

The ten nominees presented have been recommended to the independent directors of the Board by the Governance Committee to serve as directors until the next Annual Meeting and until their successors are elected and qualified. All of the directors elected at the 2009 Annual Meeting, with the addition of John J. Sherman who was appointed to the Board on July 28, 2009, are listed below as nominees. Each nominee has consented to stand for election, and the Board does not anticipate any nominee will be unavailable to serve. In the event that one or more of the director nominees should become unavailable to serve at the time of the Annual Meeting, shares represented by proxy may be voted for the election of a nominee to be designated by the Board. Proxies cannot be voted for more than ten nominees.

Nominees for Directors

The following persons are nominees for election to our Board:

David L. Bodde
Michael J. Chesser
William H. Downey
Randall C. Ferguson, Jr.
Gary D. Forsee
James A. Mitchell
William C. Nelson
John J. Sherman
Linda H. Talbott
Robert H. West

The Board of Directors recommends a vote FOR each of the ten listed nominees.

Director Nominating Process

The Governance Committee identifies and recommends director nominees to the independent directors of the Board. At its discretion, the Governance Committee may pay a fee to third party consultants and experts to help identify and evaluate potential nominees.

The Governance Committee takes into account a number of factors when considering director nominees, as described in our Corporate Governance Guidelines. Director nominees identified by shareholders would be evaluated in the same way as nominees identified by the Governance Committee. Director nominees are selected based on their practical wisdom, mature judgment, and the diversity of their backgrounds and business experience. Nominees should possess the highest levels of personal and professional ethics, integrity, and values and be committed to representing the interests of shareholders. Under our Corporate Governance Guidelines, the Governance Committee may also consider in its assessment the Board's diversity in its broadest sense, reflecting geography, age, gender, and ethnicity, as well as other appropriate factors.

The Board conducts annual self-evaluations to determine whether it and its committees are functioning effectively. As part of this process, the Chair of the Governance Committee solicits input from Board members regarding individual Board members. Each Board Committee receives and discusses the results of its self-evaluation, and the Governance Committee receives and discusses the results of the Board and all Committee self-evaluations. The results are also discussed with the full Board. The Board believes that the effectiveness of Board diversity is appropriately considered through the overall evaluation of Board and Committee effectiveness.

Director Nominee Qualifications

The Board oversees the shareholders' interests in the long-term health and overall success of the business, and has responsibility for directing, overseeing and monitoring the performance of management. The Board believes that its effectiveness in carrying out its responsibilities depends not only upon the particular experience, qualifications, attributes and skills that each director has, but also upon their ability to work collaboratively on the Board and Committees, as well as the overall independence of the Board.

The Company's business is focused on its regulated electric utilities. The electric utility industry in general, and the Company in particular, is capital-intensive and subject to extensive and dynamic utility and environmental regulation. The Company also operates in a technological environment that is complex and evolving. The Company's retail customer service areas are fixed by the state utility commissions, which means that the health and growth potential of the Company are directly tied to the communities it serves. These and other interdependent factors make strategic planning and execution of critical importance to the Company.

The following summarizes the recent business experience of each nominee, and the specific experience, qualifications, attributes and skills that led the Board to the conclusion that each nominee should serve as a director in light of the Company's business and structure. The Board believes that the items noted for each nominee demonstrate the superior leadership, high performance standards, mature judgment, strategic planning capabilities, and the ability to understand and oversee the Company's strategies, operations and management of the complex issues the Company faces. The Board believes each nominee has demonstrated the ability to work together effectively, and to have the highest level of personal and professional ethics, integrity and values.

David L. Bodde Director since 1994

Dr. Bodde, 67, is the Senior Fellow and Professor, Arthur M. Spiro Institute for Entrepreneurial Leadership at Clemson University (since 2004). He previously held the Charles N. Kimball Chair in Technology and Innovation (1996-2004) at the University of Missouri-Kansas City. He is a trustee of The Commerce Funds (1994-present) and a director of our two public utility subsidiaries, Kansas City Power & Light Company (KCP&L) and KCP&L Greater Missouri Operations Company (GMO). Dr. Bodde served as a member of the Executive, Audit, and Compensation and Development Committees, during 2009.

Dr. Bodde has master of science degrees in nuclear engineering and management from the Massachusetts Institute of Technology, and a doctor of business administration degree from Harvard University. He has extensive experience in research, teaching, writing and consulting on energy policy, electric utility strategy and enterprise risk management, and technology assessment. His current work focuses on managing the risks of emerging energy technologies, especially related to electric utilities. His long tenure as a director provides valuable perspective and institutional knowledge to the Board's discussions and actions.

Michael J. Chesser Director since 2003

Mr. Chesser, 61, is Chairman of the Board and Chief Executive Officer of Great Plains Energy (since October 2003), Chairman of the Board (since October 2003) and Chief Executive Officer (since August 2008) of KCP&L, and Chairman of the Board and Chief Executive Officer (since August 2008) of GMO. Mr. Chesser served as a member of the Executive Committee in 2009.

Mr. Chesser has extensive and varied utility industry senior management experience and accomplishments gained through his career at the Company, United Water, GPU Energy, Atlantic Energy and Baltimore Gas and Electric. He is a nationally recognized electric utility leader, including being a past chairman and current member of the board of the Electric Power Research Institute and a member of the Edison Electric Institute's executive committee. Mr. Chesser also brings broad strategic experience and insight into economic growth and policy through his roles as a Trustee of the Committee on Economic Development and as Chairman of the Kansas City Economic Development Corporation. As CEO of the Company, he also brings to the Board deep insight and knowledge about the operations and capabilities of the Company.

William H. Downey Director since 2003

Mr. Downey, 65, is President and Chief Operating Officer of Great Plains Energy (since October 2003), President (since October 2003) and Chief Operating Officer (since August 2008) of KCP&L, and President and Chief Operating Officer (since August 2008) of GMO. He served as Chief Executive Officer of KCP&L (2003-2008). Mr. Downey also serves on the boards of Enterprise Financial Services Corp. (2002-present), KCP&L, and GMO. He was a director of Grubb & Ellis Realty Advisors, Inc. (2005-2008).

Mr. Downey has extensive and varied utility industry senior management leadership experience and accomplishments gained through his career at the Company and at Exelon, a Chicago-based investor-owned utility. As President and Chief Operating Officer of the Company, he brings to the Board deep insight and knowledge about the operations and capabilities of the Company. He also has broad strategic experience and insight into economic growth and policy through his roles as a board member of the National Association of Manufacturers, Kansas City Industrial Foundation and the Greater Kansas City Chamber of Commerce.

Randall C. Ferguson, Jr. Director since 2002

Mr. Ferguson, 58, was the Senior Partner for Business Development for Tshibanda & Associates, LLC (2005-2007), a consulting and project management services firm committed to assisting clients to improve operations and achieve long-lasting, measurable results. He previously served as Senior Vice President Business Growth & Member Connections with the Greater Kansas City Chamber of Commerce (2003-2005) and is the retired Senior Location Executive (1998-2003) for the IBM Kansas City Region. Mr. Ferguson served on the Audit and Governance Committees during 2009. Mr. Ferguson is also a director of KCP&L and GMO.

Mr. Ferguson has extensive and varied senior management leadership experience and accomplishments gained through his 30-year career at IBM and at Tshibanda & Associates. He has broad strategic experience and insight into economic growth and policy through his leadership position at the Greater Kansas City Chamber of Commerce. Mr. Ferguson also brings a strong focus on the Company's community service and diversity activities. He has been recognized for his leadership and community service on numerous occasions, including recognition by The Kansas City Globe as one of Kansas City's most influential African Americans.

Gary D. Forsee Director since 2008

Mr. Forsee, 59, is President of the four-campus University of Missouri System (since February 2008), the state's premier public institution of higher learning. He previously served as Chairman of the Board (2006-2007) and Chief Executive Officer (2005-2007) of Sprint Nextel Corporation, and Chairman of the Board and Chief Executive Officer (2003-2005) of Sprint Corporation. He also serves on the Board of Ingersoll-Rand Company Limited (2007-present). Mr. Forsee served as a member of the Audit and Compensation and Development Committees during 2009. Mr. Forsee is also a director of KCP&L and GMO.

Mr. Forsee has extensive and varied senior management leadership experience and accomplishments gained as President of the University of Missouri System and through his more than 35 year telecommunications career at Sprint Nextel, BellSouth Corporation, Global One, AT&T and Southwestern Bell. Mr. Forsee's experience and insight acquired through managing large technologically complex and rapidly changing companies in dynamic regulatory environments is of particular value to the Company, which is facing similar challenges.

James A. Mitchell Director since 2002

Mr. Mitchell, 68, is the Executive Fellow-Leadership, Center for Ethical Business Cultures (since 1999), a not-for-profit organization assisting business leaders in creating ethical and profitable cultures. He retired as the Chairman and Chief Executive Officer of IDS Life Insurance Company, a subsidiary of the American Express Company, in 1999. He also serves on the Board of Capella Education Company (1999-present). Mr. Mitchell served as a member of the Executive, Compensation and Development and Governance Committees during 2009. Mr. Mitchell is also a director of KCP&L and GMO.

Mr. Mitchell has extensive and varied senior management leadership experience and accomplishments gained through his 36-year career at IDS Life Insurance Company, American Express and CIGNA, which are highly regulated businesses, as is the Company. His nationally-recognized business ethics leadership provides unique value and support to the Company's commitment to ethical business conduct. Mr. Mitchell founded the James A. and Linda R. Mitchell/American College Forum on Ethical Leadership in Financial Services, and was named in 2008 as one of the "100 Most Influential People in Business Ethics" by *Ethisphere*.

William C. Nelson Director since 2000

Mr. Nelson, 72, is Chairman (since 2001) of George K. Baum Asset Management, a provider of investment management services to individuals, foundations, and institutions. He also serves on the Board of DST Systems (1996-present). Mr. Nelson served on the Executive, Audit, and Compensation and Development Committees during 2009. Mr. Nelson is also a director of KCP&L and GMO.

Mr. Nelson has extensive and varied senior management leadership experience and accomplishments gained through his financial services career at George K. Baum Asset Management, Bank of America, Boatmen's First National Bank of Kansas City, First RepublicBank Corporation and Mellon Bank. Mr. Nelson's financial services expertise provides deep knowledge and insight to the Company's financial reporting process as well as its capital raising plans and activities.

John J. Sherman Director since 2009

Mr. Sherman, 54, has served as the President, Chief Executive Officer and a director of Inergy Holdings GP, LLC (the general partner of Inergy Holdings, L.P.) since April 2005 and has also served as President, Chief Executive Officer and a director of Inergy GP, LLC (the managing general partner of Inergy, L.P.) since March 2001. Mr. Sherman serves on the Audit and Governance Committees. He is also a director of KCP&L and GMO.

Mr. Sherman has extensive and varied senior management leadership experience, accomplishments and energy policy expertise gained through his career in the propane industry with Inergy, Dynegy, LPG Services Group (which he cofounded) and Ferrellgas. In addition to this expertise, Mr. Sherman brings a strong entrepreneurial focus to the Company's strategic planning.

Linda H. Talbott Director since 1983

Dr. Talbott, 69, is President and CEO of Talbott & Associates (since 1975), consultants in strategic planning, philanthropic management and development to foundations, corporations, and nonprofit organizations. She is also Chairman of the Center for Philanthropic Leadership. Dr. Talbott served as the Advising Director for Corporate Social Responsibility and on the Governance and Compensation and Development Committees during 2009. Dr. Talbott is also a director of KCP&L and GMO.

Dr. Talbott brings unique value and insight to the direction and oversight of the Company's community and societal activities through her consulting and leadership on philanthropy, nonprofit leadership and corporate governance. Her extensive involvement with philanthropic and nonprofit organizations gives her a deep understanding of local, national and international social needs and issues, and the social responsibilities of business organizations in general and the Company in particular. Her long tenure as a director also provides valuable perspective and institutional knowledge to the Board's discussions and actions.

Robert H. West Director since 1980

Mr. West, 71, retired in July 1999 as Chairman of the Board of Butler Manufacturing Company, a supplier of non-residential building systems, specialty components and construction services. He served on the board of Burlington Northern Santa Fe Corporation (1980-2010). Mr. West became a director of Commerce Bancshares, Inc. in 1985, and his service will end at that company's 2010 annual meeting. Mr. West served as the Lead Director of the Board and as a member of the Audit, Executive, Compensation and Development, and Governance Committees during 2009.

Mr. West has extensive and varied senior management leadership experience and accomplishments gained through his 31-year career at Butler Manufacturing Company. Mr. West brings a broad perspective of corporate governance responsibilities through his service as a director with Commerce Bancshares and Burlington Northern Santa Fe. Additionally, the knowledge and experience gained as a director of Commerce Bancshares provides deep knowledge and insight to the Company's financial reporting process as well as its capital raising plans and activities. His long tenure as a director also provides valuable perspective and institutional knowledge to the Board's discussions and actions.

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
Item 2 on the Proxy Card

Deloitte & Touche has acted as our independent registered public accounting firm since 2002, and has been appointed by the Audit Committee to audit our financial statements for 2010, subject to ratification by the shareholders of the Company.

Representatives from Deloitte & Touche are expected to be present at the Annual Meeting, with the opportunity to make statements if they wish to do so, and are expected to be available to respond to appropriate questions.

The affirmative vote of the holders of a majority of the shares of our common stock present and entitled to vote at the meeting is required for ratification of this appointment. If the appointment of Deloitte & Touche is not ratified, the selection of the independent registered public accounting firm will be reconsidered by the Audit Committee.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services

The Audit Committee pre-approves all audit and permissible non-audit services provided by Deloitte & Touche to the Company and its subsidiaries. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted for the Company and its subsidiaries policies and procedures for the pre-approval of services provided by our independent auditors. Under these policies and procedures, the Audit Committee may pre-approve certain types of services, up to the aggregate fee levels it sets. Any proposed service within a pre-approved type of service that would cause the applicable fee level to be exceeded cannot be provided unless the Audit Committee either amends the applicable fee level or specifically approves the proposed service. The Audit Committee, as well, may specifically approve audit and permissible non-audit services on a case-by-case basis. Pre-approval is generally provided for up to one year, unless the Audit Committee specifically provides for a different period. The Audit Committee receives reports at each regular meeting regarding the pre-approved services performed by the independent auditors. The Chairman of the Audit Committee may between meetings pre-approve audit and non-audit services provided by the independent auditors, and report such pre-approval at the next Audit Committee meeting.

Fees paid to Deloitte & Touche

The following table sets forth the aggregate fees billed by Deloitte & Touche for audit services rendered in connection with the consolidated financial statements and reports for 2009 and 2008, and for other services rendered during 2009 and 2008 on behalf of the Company and its subsidiaries (all of which were pre-approved by the Audit Committee), as well as all out-of-pocket costs incurred in connection with these services:

Fee Category	2009	2008
Audit Fees	$2,174,740	$2,828,707
Audit-Related Fees	99,744	126,772
Tax Fees	223,353	47,871
All Other Fees	9,500	5,400
Total Fees:	$2,507,337	$3,008,750

Audit Fees: Consist of fees billed for professional services rendered for the audits of the annual consolidated financial statements of the Company and its subsidiaries and reviews of the interim condensed consolidated financial statements included in quarterly reports. Audit fees also include: services provided by Deloitte & Touche in connection with statutory and regulatory filings or engagements; audit of and reports on the effectiveness of internal control over financial reporting and on management's assessment of the effectiveness of internal control over financial reporting and other attest services, except those not required by statute or regulation; services related to filings with the SEC, including comfort letters, consents and assistance with and review of documents filed with the SEC; and accounting research in support of the audit.

Audit-Related Fees: Consist of fees billed to the Company for benefit plan audits and for assurance and related services that are reasonably related to the performance of the audit or review of consolidated financial statements of the Company and its subsidiaries, and are not reported under "Audit Fees." These services included consultation concerning financial accounting and reporting standards and, in 2008, the acquisition of Aquila.

Tax Fees: Consist of fees billed to the Company for benefit plan tax services and for tax compliance and related support of tax returns and other tax services, including assistance with tax audits, and tax research and planning.

All Other Fees: Consist of fees for all other services other than those described above. Those services included accounting research tool subscriptions and in 2009 included the development and facilitation of a group training course.

The Board of Directors recommends a vote FOR ratification.

AUDIT COMMITTEE REPORT

The Audit Committee is currently comprised of six independent directors. In connection with its function to oversee and monitor the financial reporting process of Great Plains Energy, the Audit Committee's activities in 2009 included the following:

- reviewed and discussed the audited financial statements and the report on internal control over financial reporting with management and Deloitte & Touche;
- discussed with Deloitte & Touche the matters required to be discussed by SEC regulations and by Statement on Auditing Standards No. 61, as amended, as adopted in Rule 3200T of the Public Company Accounting Oversight Board (the "PCAOB"); and
- received the written disclosures and the letter from Deloitte & Touche required by applicable requirements of the PCAOB regarding Deloitte & Touche's communications with the Audit Committee concerning independence, and discussed with Deloitte & Touche its independence from management and the Company and its subsidiaries.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2009 for filing with the SEC.

Audit Committee

Robert H. West, Chair
David L. Bodde
Randall C. Ferguson, Jr.
Gary D. Forsee
William C. Nelson
John J. Sherman

CORPORATE GOVERNANCE

We are committed to the principles of good corporate governance. Lawful and ethical business conduct is required at all times from our directors, officers and employees. Our business, property and affairs are managed under the direction of our Board, in accordance with Missouri General and Business Corporation Law and our Articles of Incorporation and By-laws. Although directors are not involved in the day-to-day operating details, they are kept informed of our business through written reports and documents regularly provided to them. In addition, directors receive operating, financial and other reports by the Chairman and other officers at Board and Committee meetings. We have described below certain key corporate governance and ethics policies and practices which we have adopted to manage the Company. We believe these policies and practices are consistent with our commitments to good corporate governance, ethical business practices and the best interests of our shareholders.

Board Attendance at Annual Meeting. All directors are expected to attend the 2010 Annual Meeting. All directors (with the exception of Mr. Sherman, who was elected in July 2009) were present at the 2009 Annual Meeting.

Board Leadership Structure. The Board has used a Lead Director—Chairman and Chief Executive Officer structure since 2003. Mr. Chesser has been Chairman of the Board and Chief Executive Officer, and Mr. West has been Lead Director during this time. The Board has delegated oversight, monitoring and other responsibilities to its standing committees, as described in the Company's By-laws and in the applicable Committee charters, subject to the Board's continuing general oversight and monitoring. Except for the Executive Committee, the chairs of the standing committees are independent members of the Board.

As described in the Company's Corporate Governance Guidelines, the Lead Director is an independent director elected annually by the independent members of the Board. The Lead Director is responsible for (i) presiding over meetings of the independent members of the Board; (ii) working with the Chairman of the Board to establish Board meeting agendas; (iii) coordinating communication between the independent members of the Board and management; and (iv) other duties as the Board may delegate. The Lead Director is also available for discussion with individual directors regarding key issues, individual performance, or any other matters relating to enhanced Board effectiveness.

The Board believes that this has been, and continues to be, an appropriate corporate governance structure for the Company, given each role's responsibilities, and the leadership, experience and other qualities of the independent members of the Board and the particular persons occupying these roles. As implemented by the Company, the combined Chairman of the Board and Chief Executive Officer role focuses the accountability and responsibility of achieving the Company's objectives, and the Lead Director role provides the independent members of the Board with effective Board leadership, oversight and monitoring of the Company and its management.

Board Oversight of Risk Management. As described in our Corporate Governance Guidelines, the Board reserves oversight of the major risks facing the Company as well as mitigation plans. It has delegated specific risk oversight responsibility to its Compensation and Development, Governance and Audit Committees, as summarized below and as described in those Committees' charters. The Governance Committee is charged with ensuring that the Board and its Committees are effectively executing their respective risk governance roles. The chair of each committee reports on committee activities to the full Board at each meeting. Each member serves on at least two Board Committees, and members may attend any other Committee's meeting (except non-independent members cannot attend executive sessions). This facilitates broad communication, monitoring and oversight of risks at the Committee level.

The full Board oversees and reviews the Company's annual risk assessment and mitigation activities plans, and is provided updates on significant events and the status of, and changes in, the risks or mitigation plans. In addition to these Board and Committee risk management oversight processes, presentations focusing in-depth on one or more significant risk areas and the Company's corresponding mitigation plans and activities are made at each regularly scheduled Board meeting.

The current roles of the Board and Committees in risk oversight were inherent in, or integrated into, the existing Board governance framework with no effect on the Board's leadership structure.

Meetings of the Board. The Board held eight meetings in 2009. Each of our directors attended at least 75% of the aggregate number of meetings of the Board and committees to which he or she was assigned, with the exception of Mr. Sherman, who was appointed to the Board on July 28, 2009, and through the remainder of the year attended 70% of the Board and assigned committee meetings. The independent members of the Board also held regularly scheduled executive sessions, presided over by Mr. West as Lead Director, with no members of management present.

Committees of the Board. The Board's four standing committees are described below.

Executive Committee—exercises the full power and authority of the Board to the extent permitted by Missouri law. The Committee generally meets when action is necessary between scheduled Board meetings. The Committee's current members are Messrs. Chesser (Chairman), Mitchell, Nelson and West.

The Committee did not meet in 2009.

Audit Committee—oversees the auditing, accounting and financial reporting of the Company including:

- monitoring the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting, legal and regulatory compliance;
- maintaining procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting control or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting and auditing matters;
- monitoring the Company's controls regarding fraud prevention, detection and reporting of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting;
- reviewing Company policies with respect to risk assessment and management, including the significant risks or exposures facing the Company and the steps management has taken to monitor and control such risks or exposures;

- having direct responsibility for the appointment, compensation, retention, termination, terms of engagement, evaluation and oversight of the work of the Company's independent auditors;
- reviewing and discussing significant audit services department findings and recommendations and management's responses; and
- providing an avenue of communication among the independent auditors, management, audit services department and the Board.

The Committee's current members are Messrs. West (Chairman), Ferguson, Forsee, Nelson, and Sherman, and Dr. Bodde. All members of the Audit Committee are "independent," as defined for audit committee members by the NYSE listing standards. The Board identified Messrs. Forsee, Nelson, Sherman and West as independent "audit committee financial experts" as that term is defined by the SEC pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

The Committee held seven meetings in 2009.

Compensation and Development Committee—reviews and assists the Board in overseeing compensation and development matters including:

- aligning the interests of directors and executives with the interests of shareholders;
- motivating performance to achieve the Company's business objectives;
- developing existing and emerging executive talent within the Company;
- engaging third-party consultants to assist the Committee in the development and evaluation of compensation programs and compensation recommendations;
- ensuring appropriate discussion and oversight of risk arising from the design and ongoing administration of the Company's compensation plans;
- administering Great Plains Energy's incentive plans for officers; and
- recommending compensation to be paid to Board members and Company officers.

The Committee's current members are Messrs. Nelson (Chairman), Forsee, Mitchell and West and Drs. Bodde and Talbott. The Committee held eight meetings in 2009.

The processes and procedures for considering and determining executive compensation, including the Committee's authority and role in the process, its delegation of authority to others, and the roles of our executive officers and third-party executive compensation consultants in the processes, are described in the "Compensation Discussion and Analysis" section starting on page 23.

Governance Committee—reviews and assists the Board with all corporate governance matters including:

- ensuring the identification and recommendation of nominees qualified to become Board members;
- monitoring the effectiveness of the Company and its subsidiaries in meeting overall objectives and goals of the organization;
- developing, recommending and monitoring a set of appropriate corporate governance principles applicable to Great Plains Energy and its subsidiaries;
- ensuring the Board and Committees are effectively executing their risk governance roles; and

- monitoring the effectiveness of the Company's social responsibility program.

The Committee's current members are Messrs. Mitchell (Chairman), Ferguson, Sherman, and West and Dr. Talbott. The Committee held five meetings in 2009.

Corporate Governance Guidelines, Committee Charters and Code of Ethical Business Conduct. The Board has adopted written corporate governance guidelines to assist the Board and its Committees in carrying out their responsibilities. Each of the Audit, Compensation and Development, and Governance Committees has a written charter that describes its purposes, responsibilities, operations and reporting to the Board. The governance guidelines and committee charters provide a clear view of how the Board and its committees function.

Lawful and ethical business conduct is required at all times. Our Board has adopted a Code of Ethical Business Conduct, which applies to our directors, officers and employees. Although the Code is designed to apply directly to our directors, officers and employees, we expect all parties who work on behalf of the Company to embrace the spirit of the Code. The Code is one part of our process to ensure lawful and ethical business conduct throughout the Company; other parts of the process include policies and procedures, compliance monitoring and reporting, and annual training on various areas of the law and the Code. We established the toll-free "ConcernsLine" years ago. The ConcernsLine is independently administered and is available 24 hours a day, every day, for the confidential and anonymous reporting of concerns and complaints by anyone inside or outside the Company. The ConcernsLine number is listed in our Code.

Our corporate governance guidelines, committee charters and the Code are available on the Company's website at *www.greatplainsenergy.com*. These documents are also available in print to any shareholder upon request. Requests should be directed to Corporate Secretary, Great Plains Energy Incorporated, 1200 Main Street, Kansas City, MO 64105.

DIRECTOR INDEPENDENCE

Our Corporate Governance Guidelines require that a majority of our directors be independent as determined in accordance with the NYSE listing standards, as well as other independence standards that the Board may adopt. The NYSE rules provide that no director can qualify as independent unless the Board affirmatively determines that the director has no material relationship with the listed company. The Board has adopted Director Qualification Standards, which are contained in the Company's Corporate Governance Guidelines, to assist it in making director independence determinations. Our Corporate Governance Guidelines are available on our website, *www.greatplainsenergy.com*. Our Director Qualification Standards conform to and exceed the NYSE objective independence standards.

With the assistance of legal counsel to the Company, the Governance Committee reviewed the applicable legal standards for Board and Committee member independence and the Director Qualification Standards. The Governance Committee also reviewed an analysis of the information provided by each director in the annual questionnaires completed in January 2010, and a report of transactions between the Company and director-affiliated entities. The Governance Committee reported its independence determination recommendations to the full Board, and the Board has made its independence determinations based on the Governance Committee's report and the supporting information. In making its independence determinations, the Board considered all commercial, charitable and other transactions and relationships between the Company and its subsidiaries, on the one hand, and the directors and their immediate family members, on the other hand, that were disclosed in the annual questionnaires. None of the identified transactions is a "related party" transaction that is required to be disclosed in this proxy statement.

Based on this review, the Board affirmatively determined at its February 2010 meeting that the following directors (who are also nominees for directors at our Annual Meeting) are independent under the director qualification standards:

David L. Bodde	James A. Mitchell	Linda H. Talbott
Randall C. Ferguson, Jr.	William C. Nelson	Robert H. West
Gary D. Forsee	John J. Sherman	

The Board previously affirmatively determined that Mr. Jimenez (who did not stand for reelection in 2009) and Mr. Ernst (who resigned in January 2009) were independent. Only independent directors are members of our Audit, Compensation and Development, and Governance Committees. All members of our Audit Committee also meet the additional NYSE and SEC independence requirements.

The Board determined that Messrs. Chesser and Downey are not independent under the Director Qualification Standards, because they are executive officers of the Company.

With respect to the independent directors listed above, the Board considered the following relevant facts and circumstances in making the independence determinations:

From time to time during the past three years, the Company engaged in ordinary course business transactions with various companies with which certain directors or their immediate family members were or are affiliated, either as members of such companies' board of directors or trustee, in the case of Messrs. Ferguson, Forsee, Nelson, Sherman and West, and Dr. Bodde, or as officers or employees, in the case of Messrs. Ferguson, Forsee and Nelson. The Board reviewed all transactions with each of these entities and found that all of these transactions were made in the ordinary course of business and were below the thresholds set forth in our Director Qualification Standards, except with respect to Mr. Nelson. Mr. Nelson's spouse is a director of a nonprofit organization, and the Company's regulated retail electricity sales to that organization were approximately $450,000 in 2009. The Board determined that this transaction did not impair Mr. Nelson's independence. In addition, the Company made donations to certain institutions with which certain directors or their immediate family members, including Messrs. Ferguson, Forsee, Nelson, Sherman and West, are affiliated. None of the contributions approached the levels set forth in our Director Qualification Standards.

In addition to the above matters, the Board considered the fact that our regulated electric utility subsidiaries provide retail electric service to the directors, their immediate family members, and employers who are in our utility subsidiaries' service territories.

RELATED PARTY TRANSACTIONS

The Governance Committee has established written policies and procedures for review and approval of transactions between the Company and related parties. If a related party transaction subject to review directly or indirectly involves a member of the Governance Committee (or an immediate family member of such member), the remaining Governance Committee members will conduct the review. In evaluating a related party transaction involving a director, executive officer, holder of more than 5% of our voting stock, or any member of the immediate family of any of the foregoing persons, the Governance Committee considers, among other factors:

- the benefits to the Company associated with the transaction and whether comparable or alternative goods or services are available to the Company from unrelated parties;
- the nature of the transaction and the costs to be incurred by the Company or payment to be made to the Company;
- the terms of the transaction, including the goods or services provided by or to the related party;
- the significance of the transaction to the Company and to the related party; and
- whether the related party transaction is in the best interest of the Company.

Each year, each director and officer completes a questionnaire that requires disclosure of any transaction with the Company in which they, or any member of their immediate family, has a direct or indirect material interest. The questionnaire also requires disclosure of relationships that the director or officer, and the members of his or her immediate family, have with other entities. Directors and officers are also required to notify the Corporate Secretary when there are any changes to the previously reported information.

The Company's legal staff is primarily responsible for the development and implementation of procedures and controls to obtain information from the Company's directors and officers relating to related party transactions and relationships and determining, based upon the facts and circumstances, including a review of Company records, whether the Company or a related party has a direct or indirect material interest in a transaction. The Company's legal staff then provides the results of its evaluation to the Governance Committee and Board for their use in determining director independence and related party disclosure obligations. Please see the section titled "Director Independence" on page 16 for a discussion of how director independence is determined.

The Governance Committee's policies provide that certain types of related party transactions are permitted without prior approval of the Governance Committee, even if the aggregate amount involved will exceed $120,000 (although all such transactions are reported annually to the Governance Committee and the Board), including but not limited to:

- where the transaction is one where the rates or charges are determined by competitive bids and the transaction was the lowest bid;
- tariffed retail electric services provided by the Company;
- transactions where the party's interest arises only from his or her position as a director of the other party;
- transactions with another entity at which the party's only relationship is as an employee (other than an executive officer);
- if the aggregate amount involved does not exceed the greater of $1 million or 2% of that entity's consolidated gross revenues;

- any charitable contribution, grant or endowment by the Company to a charitable organization, foundation or university at which a party's only relationship is as an employee (other than an executive officer), director or trustee, if the aggregate amount involved is less than the greater of $1 million or 2% of the organization's total annual charitable receipts;
- transactions involving common or contract carrier services at rates fixed in conformity with law or governmental authority; and
- transactions (other than loans by the Company) available to all employees generally.

To receive Governance Committee approval, related party transactions must have a Company business purpose and be on terms that are fair and reasonable to the Company, or as favorable to the Company as would be available from non-related entities in comparable transactions. The Governance Committee also requires that the transaction meets the same Company standards that apply to comparable transactions with unaffiliated entities.

There were no related party transactions in 2009 that were required either to be approved under these policies or reported under the SEC related party transaction rules.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation and Development Committee is or was an officer or employee of Great Plains Energy or its subsidiaries. None of our executive officers served as a director or was a member of the compensation committee (or equivalent body) of any entity where a member of our Board or Compensation and Development Committee was also an executive officer.

BOARD POLICY REGARDING COMMUNICATIONS

The Company has a process for communicating with the Board. Communications from interested parties to the non-management members of the Board can be directed to:

Chairman, Governance Committee
Great Plains Energy Incorporated
1200 Main Street
Kansas City, MO 64105

Attn: Barbara B. Curry, Corporate Secretary

All communications will be forwarded directly to the chairman of the Governance Committee to be handled on behalf of the Board.

Proxy Statement

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND OFFICERS

The following tables show, as of March 2, 2010, beneficial ownership of Company common stock by (i) each named executive officer ("NEO"), (ii) each director, (iii) all directors and executive officers as a group, and (iv) each shareholder who the Company knows is a beneficial owner of more than 5% of the outstanding shares of the Company's common stock (based on SEC filings). The total of all shares owned by directors and executive officers represents less than 1% of our outstanding shares. Our management has no knowledge of any person (as defined by the SEC) who owns beneficially more than 5% of our common stock, except as described below. Except as noted below, the Company believes that the persons listed in the tables below have sole voting and investment power with respect to the securities listed.

Security Ownership of Directors and Executive Officers

Name (a)	Beneficially Owned Shares (#) (b)	Vested Stock Options and Options that Vest Within 60 Days (#) (c)	Share Equivalents to be Settled in Stock [1] (#) (d)	Total Share Interest (#) (e)
Named Executive Officers				
Michael J. Chesser	212,525 [2]	—	—	212,525
Terry Bassham	120,322 [3]	—	—	120,322
William H. Downey	150,976 [4]	45,249	—	196,225
John R. Marshall	88,540 [5]	—	—	88,540
Barbara B. Curry	50,943 [6]	—	—	50,943
Non-Management Directors				
David L. Bodde	15,917 [7]	—	4,688	20,605
Randall C. Ferguson, Jr.	7,548 [8]	—	4,688	12,236
Gary D. Forsee	3,500	—	2,691	6,191
James A. Mitchell	13,568	—	—	13,568
William C. Nelson	14,637 [9]	—	—	14,637
John J. Sherman	1,608	—	—	1,608
Linda H. Talbott	14,563 [10]	—	4,688	19,251
Robert H. West	13,143 [11]	—	4,688	17,831
All Great Plains Energy Directors and Executive Officers as a Group (17 persons)				903,896

(1) The shares listed for directors are for director deferred share units through our Long-Term Incentive Plan which will be settled in stock on a 1-for-1 basis upon the first January 31st following the last day of service on the Board.

(2) The amount shown includes 112,350 restricted stock shares and 1,814 shares held in the 401(k) plan.

(3) The amount shown includes 93,408 restricted stock shares.

(4) The amount shown includes 59,302 restricted stock shares and 2,714 shares held in the 401(k) plan.

(5) The amount shown includes 31,233 restricted stock shares and 2,614 shares held in the 401(k) plan.

(6) The amount shown includes 23,429 restricted stock shares and 1,234 shares held in the 401(k) plan.

(7) The amount shown includes 14,917 shares held in joint tenancy with Dr. Bodde's spouse, and 1,000 shares held in trust accounts for Dr. Bodde's mother in which Dr. Bodde is trustee. Dr. Bodde disclaims beneficial ownership of the 1,000 shares in such trust accounts.

(8) The amount shown includes 5,743 shares held in joint tenancy with Mr. Ferguson's spouse.

(9) The amount shown includes 62 shares reported and held by Mr. Nelson's spouse. Mr. Nelson disclaims beneficial ownership of such shares. Mr. Nelson also holds 1,000 of our Equity Units (0.02% of the total outstanding Equity Units). Each Equity

Unit consists of a purchase contract and a 5% undivided beneficial ownership interest in a $1,000 principal amount of a 10% subordinated note due 2042. The purchase contract obligates Mr. Nelson to purchase, and the Company to sell, on June 15, 2012, for $50 in cash, a number of newly issued shares of common stock equal to the "settlement value". The settlement value is calculated as follows: (a) if the applicable market value of our common stock is equal to or greater than $16.80 per share, the settlement rate will be 2.9762 shares of common stock; (b) if the applicable market value of our common stock is less than $16.80 but greater than $14.00, the settlement rate will be the number of shares of common stock equal to $50, divided by the applicable market value; and (c) if the applicable market value of our common stock is less than or equal to $14.00, the settlement rate will be 3.5714 shares. The applicable market value is the average of the closing price per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the purchase contract settlement date. Consequently, the number of shares to be delivered on June 15, 2012, cannot be determined at this time.

(10) The amount shown includes 2,400 shares held in joint tenancy with Dr. Talbott's spouse.

(11) The amount shown includes 492 shares held in joint tenancy with Mr. West's spouse, and 1,000 shares reported and held by Mr. West's spouse. Mr. West disclaims beneficial ownership of the 1,000 shares reported and held by his spouse.

Beneficial Ownership of 5% or More

Name and Address of Beneficial Owner	Beneficial Ownership of Common Stock (Based on Schedule 13G Filing)	Percentage of Common Shares Outstanding
Putnam, LLC P.O. Box 8383 Boston, MA 02266	8,204,160	6.06%

The information in the preceding table and in this paragraph is taken entirely from the Schedule 13G filed by Putnam, LLC and affiliated reporting persons on February 12, 2010. The Schedule 13G states that the reporting persons collectively have beneficial ownership of 8,204,160 of our shares as to which they collectively hold shared dispositive power, and 290,788 shares as to which they collectively hold shared voting power. The percentage is based on approximately 135,362,219 shares of our common stock outstanding as of February 23, 2010.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers, and persons owning more than 10% of our common stock, to file reports of holdings and transactions in our common stock with the SEC. Based upon our records, we believe that all required reports for 2009 have been timely filed, except for the following matters. Stephen T. Easley, a former executive officer of the Company, resigned as of January 2, 2009 and as a result forfeited restricted stock on that date. The report disclosing the forfeiture was filed on January 9, 2009. Michael L. Deggendorf, an executive officer of the Company, held Aquila, Inc. stock that was converted into the right to receive 675 shares of Great Plains Energy stock when Aquila was acquired on July 14, 2008. The report disclosing the conversion was filed on January 22, 2009.

DIRECTOR COMPENSATION

We compensate our non-employee directors as summarized below. Messrs. Chesser and Downey are officers of the Company, and do not receive compensation for their service on the Board. We paid non-employee directors an annual retainer of $85,000 in 2009. Of this amount, $35,000 was in cash, and $50,000 was in common stock (valued on the grant date and rounded to the next highest whole share) through our Long-Term Incentive Plan (the "LTIP"). The retainer was increased to $90,000 starting in 2010, reflecting a $5,000 increase in the common stock portion of the retainer. Our Lead Director received an additional annual retainer of $20,000, and the chairs of the Board's Audit, Compensation and Development, and Governance Committees received an additional annual retainer of $10,000, $5,000 and $5,000, respectively. Attendance fees of $1,000 for each Board meeting and $1,000 for each committee and other meeting attended were also paid in 2009. These fees were increased to $1,500 per meeting starting in 2010. Directors may defer the receipt of all or part of the cash retainers and meeting fees through our non-qualified deferred compensation plan, and may also defer the receipt of all or part of the common stock through Director Deferred Share Units ("DSUs") under the LTIP. Directors must make their deferral elections prior to the year in which the common stock would be paid. The number of DSUs granted is equal to the number of shares of common stock that otherwise would have been payable to the director. As of the date any dividend is paid to common stock shareholders, each DSU account is credited with additional DSUs equal to the number of shares of common stock that could have been purchased (at the closing price of our common stock on that date) with the amount which would have been paid as dividends on the number of shares equal to the number of DSUs held on that date. DSUs will be converted into an equal amount of shares of common stock on the January 31st next following the date the director's service on the Board terminates. The number of whole shares will be distributed to the director, with any fractional share paid in cash (using the closing price of our common stock as of the preceding business day).

We offer life and medical insurance coverage to only the current non-employee directors who were first appointed before May 1, 2006, and their families. The aggregate premium paid by us for this coverage in 2009 was $44,924. We pay or reimburse directors for travel, lodging and related expenses they incur in attending Board and committee meetings. We paid in certain years prior to 2009, and we may pay in future years, the expenses incurred by directors' spouses in accompanying the directors to one Board meeting per year. We did not pay any such expenses in 2009. We also match on a two-for-one basis up to $5,000 per year (which would result in up to a $10,000 Company match) of charitable donations made by a director to 501(c)(3) organizations that meet our strategic giving priorities and are located in our generation and service communities.

The following table outlines all compensation paid to our non-employee directors in 2009. We have omitted the columns titled "Option awards" and "Non-equity incentive plan compensation" because our non-employee directors did not receive any in 2009.

DIRECTOR COMPENSATION

Name (a)	Fees Earned or Paid in Cash [(1)] ($) (b)	Stock Awards [(2)] ($) (c)	Change in Pension Value and Nonqualified Deferred Compensation Earnings [(3)] ($) (f)	All other Compensation [(4)] ($) (g)	Total ($) (h)
Dr. Bodde	57,000	50,009	50,247	676	157,932
Mr. Ernst [(5)]	1,000	—	21,199	76	22,275
Mr. Ferguson	55,000	50,009	—	38,083	143,092
Mr. Forsee	58,000	50,009	1,449	—	109,458
Mr. Jimenez [(6)]	21,115	50,009	356	76	71,556
Mr. Mitchell	61,000	50,009	—	76	111,085
Mr. Nelson	62,000	50,009	—	10,076	122,085
Mr. Sherman	24,500	25,011	—	—	49,511
Dr. Talbott	56,000	50,009	4,141	18,194	128,344
Mr. West	90,000	50,009	38,619	14,194	192,822

(1) The amounts shown include cash retainers of $35,000 (prorated for Messrs. Jimenez ($12,115) and Sherman ($17,500)), attendance fees of $1,000 for each Board and Committee meeting attended, and additional retainers for Mr. West ($20,000), as Lead Director, and Messrs. West ($10,000), Nelson ($5,000) and Mitchell ($5,000) as committee chairs. Mr. Ernst received no cash retainer in 2009.

(2) The amounts shown in this column are the aggregate grant date fair values of Director Shares and DSUs granted during 2009 computed in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. The value of shares credited on DSUs on account of dividends paid on common stock is factored into the grant date fair value, and thus is not included in the "All Other Compensation" column. The DSUs are not subject to any service-based vesting conditions. As of December 31, 2009, Messrs. Ferguson and West, and Drs. Talbott and Bodde each held an aggregate of 4,688 DSUs, and Mr. Forsee held an aggregate of 2,691 DSUs (including shares credited on account of dividends paid on common stock).
(3) The amounts shown represent the above-market earnings during 2009 on nonqualified deferred compensation.
(4) The amounts shown consist of, as applicable for each director, matched charitable contributions and premiums for life insurance and health insurance. The matched charitable contributions reported in this column are: Dr. Bodde, $600; Mr. Ferguson, $10,000; Mr. Nelson, $10,000; Dr. Talbott, $10,000; and Mr. West, $6,000. The Company paid $28,083 during 2009 for life and health insurance for Mr. Ferguson. As permitted by SEC rules, we excluded from the table other perquisites and personal benefits for any director where the total value was less than $10,000.
(5) Mr. Ernst resigned on January 27, 2009.
(6) Mr. Jimenez's term expired May 5, 2009.

COMPENSATION DISCUSSION AND ANALYSIS

This section provides information and a comprehensive analysis of the compensation awarded to, earned by, or paid to our NEOs:

- Michael J. Chesser, *Chairman of the Board and Chief Executive Officer of Great Plains Energy, KCP&L and GMO*;
- William H. Downey, *President and Chief Operating Officer of Great Plains Energy, KCP&L and GMO*;
- Terry Bassham, *Executive Vice President—Finance and Strategic Development and Chief Financial Officer of Great Plains Energy, KCP&L and GMO*;
- John R. Marshall, *Executive Vice President—Utility Operations of KCP&L and GMO*; and
- Barbara B. Curry, *Senior Vice President—Human Resources and Corporate Secretary of Great Plains Energy, KCP&L and GMO*.

Great Plains Energy currently has a single core utility business comprised of two subsidiaries: KCP&L, an integrated, regulated electric utility that primarily provides electricity to customers in the states of Missouri and Kansas; and GMO, an integrated, regulated electric utility that primarily provides electricity to customers in the state of Missouri. All of the employees within the Great Plains Energy organization are employed by KCP&L.

Overview of Company Performance

The combination of challenges the Company faced in 2009 was unprecedented in recent experience. The severe recession hit our service territory hard. For the first time since 1982, our weather-normalized megawatt hour sales declined compared to the prior year. Weather-normalized consumption was down because of a combination of declining customer usage and relatively flat customer growth. In addition to the economic environment, weather also affected us. Ours is a seasonal business in which we typically generate about 60 percent of our earnings from cooling-related consumption in the third quarter, and in 2009 our region experienced the coolest summer in 30 years.

Despite these challenges, we were able to leverage our solid utility operations, our ability to execute effectively, and our strong community, political and regulatory focus to accomplish many significant achievements, including:

- successfully completing a major environmental retrofit project and overhaul of Iatan 1;
- making significant progress on the construction of Iatan 2;

- achieving Tier 1 business customer satisfaction and system reliability rankings, as measured by J.D. Power surveys;
- completing five rate cases with constructive outcomes;
- operating our generation fleet efficiently throughout the year;
- exceeding our initial integration and synergy targets for the GMO transaction;
- supporting a new energy-efficiency bill in Missouri, expanding our leadership role in reshaping our industry; and
- aggressively and diligently managing our costs.

In 2009, income from continuing operations was up 27 percent; however, our earnings per share declined compared to 2008. This was primarily caused by unfavorable comparative results from the discontinued operations of Strategic Energy, which we sold in 2008, as well as dilution from additional shares outstanding. Our stock price, while appreciating significantly from a yearly low in early March, ended the year flat with 2008 levels. We believe that our total return performance over recent years reflects that investors have remained cautious of the risks inherent in an extended construction program of the scale of our Comprehensive Energy Plan. While the Board and management are neither pleased nor satisfied with the long-term total shareholders returns, they believe that the platform built over recent years positions the Company for top tier performance over the next five years.

The Committee and Board considered these challenges and accomplishments, as well as the fact that Company executives did not receive annual incentive plan payments for the 2007 or 2008 plan years, or long-term equity incentive payments for the performance period that ended in 2008, as a result of not attaining earnings performance metrics, in their compensation actions for 2009. This resulted in an increased emphasis on operational, business and credit-related objectives, the awarding of discretionary bonuses and amendment of outstanding performance share awards, as explained below.

Governance of the Company's Compensation Program

The Compensation and Development Committee (Committee) currently is made up of six non-employee directors, each of whom is independent under the applicable standards of the NYSE. Two former directors also served on the Committee for a portion of 2009. Mr. Ernst resigned from the Board in January 2009 and Mr. Jimenez declined to stand for reelection to the Board in May 2009.

The Committee sets the executive compensation structure and administers the policies and plans that govern compensation for the NEOs and other officers. The Committee's charter has been approved by the Board, and decisions by the Committee are reviewed with, and approved by, the independent members of the full Board. A copy of the charter can be found on the Company's website at *www.greatplainsenergy.com*.

Role of Executive Officers

Each year, Mr. Chesser submits to the Committee a performance evaluation and compensation recommendation for each of the NEOs, other than himself. The performance evaluation is based on factors such as achievement of individual, departmental, and Company results, as well as an assessment of leadership accomplishments. The Committee reviews these recommendations and makes final recommendations for Board approval. Annual performance metrics and goals for incentive plans are also developed through a process in which management, including the CEO, develops preliminary recommendations that the Committee considers in the development of final recommendations for Board approval.

While Mr. Chesser and Ms. Curry routinely attend meetings of the Committee, they are not members and do not vote on Committee matters. Only members of the Committee may call Committee meetings. In addition, there are certain portions of Committee meetings when they are not present, such as when the Committee is in closed executive session or discusses their performance or individual compensation. Mr. Chesser's compensation levels and performance goals are recommended by the Committee for approval by the Board. Ms. Curry and Mercer, the external executive compensation consultant, were also consulted in this process in 2009, as described in the next section.

Role of Compensation Consultant

The Committee retains Mercer as its independent compensation consultant. Mercer was selected by the Committee several years ago, following presentations from other consulting firms, based on their overall capabilities in the area of executive compensation. Mr. Michael Halloran is the Company's lead consultant who works with the Committee. Mr. Halloran is a Worldwide Partner at Mercer and has more than 25 years of experience in executive compensation.

Mercer provides the Committee with a comprehensive review of the Company's executive compensation programs, including plan design; all executive benefit programs; and a review of pay positioning versus performance to evaluate the magnitude of pay versus performance. Mercer performs a competitive review and analysis of base salary and variable components of pay, relative to survey market data and the Company's identified peer group. Mercer recommends to the Committee the peer group which might be used; the structure of plans; the market data which should be used as the basis of comparison for base salaries and incentive targets; and conducts comparisons and analyses of base and variable components. Mercer provides detailed information on base salaries, annual incentives, long-term incentives, and other specific aspects of executive compensation for each NEO, as well as Mercer's overall findings and recommendations. Comparisons of executive compensation are made to energy industry data, general industry data, and peer proxy data, as appropriate. However, Mercer neither determines, nor recommends, the amount of an executive's compensation since it is not in a position to evaluate individual executive performance.

While the Committee retains the sole authority to select, retain, direct, or dismiss the executive compensation consultant, Ms. Curry works directly with the compensation consultant to provide information, coordination, and support. To assure independence, the Committee also pre-approves all other work unrelated to executive compensation proposed to be provided by Mercer, if the fees would be expected to exceed $10,000. The aggregate fees were well below the $10,000 threshold in 2009.

Role of Peer Group

Mercer recommended a proxy peer group consisting of organizations of similar character, industry, revenue size, and market capitalization, as compared to the Company. Following discussion, the Committee agreed with the list of 12 companies recommended. These peer companies were the same companies used by the Committee in the prior year in executive compensation benchmarking. They include:

Allegheny Energy	NSTAR	Sierra Pacific Resources
Alliant Energy	Pinnacle West Capital	TECO Energy Inc.
Cleco	PNM Resources	Unisource Energy
DPL	Portland General Electric	Westar Energy

When other surveys are relied on, Mercer conducts, where possible, regression analyses to adjust the compensation data for differences in the companies' revenues, allowing the Company to compare compensation levels to similarly-sized companies. Other surveys used by Mercer to assist in formulating its recommendations to the Company include the Mercer Energy Survey; Watson Wyatt Top Management Survey: Utilities Sector; Watson Wyatt Top Management Compensation Survey; Towers Perrin Energy Executive Survey; and the Mercer Executive Compensation Survey. The actual numbers of participants vary by survey and are too numerous to list. Survey details are generally viewed as proprietary by the survey sponsors.

Philosophy and Objectives of the Company's Compensation Program

The Committee believes that Great Plains Energy's shareholders and customers will be best served when the Company is able to attract and retain key talent. Recognizing the strategic imperatives before the Company, the Committee's goal is to provide total remuneration levels which are competitive with jobs of similar scope within the utility market. The Committee uses a combination of base salary, benefits, and performance-based annual and long-term incentives. The Company's goal is to provide base salaries around the median level of comparable companies, with opportunities for higher levels of compensation through time-based and performance-based incentives. The Committee uses incentive program targets and structures that it believes are consistent with those offered in the utility sector, and attempts to tie incentive measures to both shareholder and customer interests. Because of the significant differences in the scope and nature of responsibilities among the NEOs, and the variations in market levels of compensation for the NEOs, there are significant differences in NEO compensation.

The three main objectives of the Company's executive compensation program are:

1. To Attract and Retain Highly Qualified and Experienced Executives

All of the NEOs held senior positions at other companies and each brought considerable industry and business expertise to the Company. While the Company's goal is to provide base salaries at the median of comparable companies with opportunities for variable compensation at higher levels based on performance, on occasion, the Company pays above-market base salaries in order to attract and retain specific talent.

2. To Motivate Executives to Achieve Strong Short-Term and Long-Term Financial and Operational Results

The Committee believes that variable compensation should be structured to provide competitively-based incentives for driving Company performance. While the Committee has not elected to adopt policies for allocating between long-term and currently-paid-out compensation, or between cash and non-cash compensation, it does believe in putting more pay at risk as employees move to higher levels of responsibility with more direct influence over the Company's performance. Variable compensation targets for the NEOs represent between 57% and 75% of total direct compensation. The Committee uses a balanced scorecard approach in setting the NEOs' annual incentive plan goals, which includes financial, operational, and individual components, along with key operational and/or financial measures for the long-term, which are designed to place a greater emphasis on increasing long-term shareholder value. Through a combination of plan design and utilization of a variety of mitigation features, the Committee believes the Company's compensation programs are balanced, yet undue risk taking is mitigated.

3. To Ensure the Alignment of Management Interests with Those of Shareholders

The Committee believes that a substantial portion of total compensation for its NEOs should be delivered in the form of equity-based incentives. For 2009, 50% of long-term grants were in the form of performance shares which, if earned after three years based on Funds from Operation (FFO) to Total Adjusted Debt and Earnings per Share (EPS), would be paid out in Company stock. In order to provide some degree of retention protection, for all NEOs except Mr. Chesser the remaining 50% of the long-term grant was in the form of time-based restricted shares. Because of share limitations under the LTIP, and as further described on page 44, 40% of Mr. Chesser's long-term grant was in the form of time-based restricted shares and the remaining 10% will be paid in cash subject to the same forfeiture provisions as the restricted stock grant. In addition, the Committee has also implemented share ownership guidelines for executives to further align their compensation with shareholder interests. The guidelines include the value of Company shares executives are expected to acquire and hold, and reflect a level of five times base salary for Mr. Chesser; four times for Mr. Downey; and three times base salary for Messrs. Bassham and Marshall, and Ms. Curry. In 2007, the Committee and Board implemented "hold 'til" requirements, which require the executive to refrain from disposing of shares received under the Company's LTIP, except to satisfy obligations for payment of taxes relating to those shares, until the share ownership guidelines are met and maintained.

Analysis of Executive Compensation

The material elements of executive compensation are:

1. Cash compensation in the form of base salaries, annual incentives, and, in certain instances, discretionary bonuses;
2. Equity compensation under the Company's LTIP;
3. Perquisites and generally available employee benefits;
4. Deferred compensation;
5. Post-termination compensation;
6. Pension plan and supplemental pension plan; and
7. 401(k) plan.

1. Cash Compensation

Cash compensation to our NEOs includes (i) a market-competitive and performance-driven base salary; and (ii) annual short-term incentive plans. The Committee has not chosen to target a specific percentage of total compensation to be delivered in cash or cash opportunities as it believes this will vary based on the NEO's position and individual performance and circumstance. However, it does believe that, in general, the level of cash opportunity should decrease in proportion to equity compensation as individuals move to higher levels of responsibility.

Base Salary

Base salaries are reviewed at the February Committee meeting, approved by the Board, and, if adjusted, made retroactive to the first of the year. The Committee considers performance evaluations and base salary recommendations submitted by Mr. Chesser for the NEOs, other than himself. Mr. Chesser's performance evaluation is conducted and salary recommendation is prepared by the Committee. Salary recommendations are not determined by formula, but instead take into consideration job responsibilities, level of experience, internal comparisons, comparisons to the salaries of executives in similar positions at similar companies obtained from market surveys, other competitive data and input provided by Mercer, and individual performance evaluations. Individual performance evaluations include major accomplishments during the performance period, as well as qualitative factors, including personal leadership; engagement of employees; disciplined performance management; accountability for results; and community involvement.

For 2009, the base salary of each NEO was benchmarked against comparable positions reported in peer group proxies and utility surveys. The Committee's general goal is to set base salaries at the median salaries of individuals in comparable positions in companies of similar size within the industry. The base salary range for a position is +/- 15% of this market median or rate. Base salaries for officers are managed within this range. Differences in base salaries between the NEOs are primarily due to differences in job responsibilities and base compensation market levels. The responsibilities of Mr. Chesser, as CEO, span all aspects of the Company, and his base salary reflects this responsibility. In contrast, the responsibilities of the other NEOs are narrower in scope.

In February 2009, Mercer provided the Committee with tally sheets which provided a compensation history, potential payments upon termination, and wealth accumulation table for each of the NEOs. This information was considered in the Committee's contemplation of 2009 compensation decisions and resulted in preliminary discussions of potential amendments to outstanding long-term performance grants as a result of multiple years of minimal or no incentive payouts. In July, Mercer provided a comparison and analysis of major components of Mr. Chesser's compensation with comparable positions, including the Company's peers. The analysis showed that while Mr. Chesser's total direct compensation at target is at the median of peer companies, actual total compensation was significantly below, and confirmed both the core structure of the Company's programs and its strong pay-for-performance tie.

Given the challenging economic and financial climate and the resulting impact on the Company's performance, Mr. Chesser requested, and the Board agreed, not to have a base salary adjustment in 2009. Messrs. Downey, Bassham, Marshall, and Curry received base salary increases effective January 1, 2009, of 4.1%, 12.0%, 2.6%, and 3.2%, respectively. Mr. Bassham received a larger percentage increase because his base salary was significantly less than market medians of both peer companies and utility surveys.

For 2010, because of market conditions and cost-containment concerns, the Committee did not retain Mercer to conduct a full market assessment of all officer positions. Instead, a 3.1% increase was applied to 2009 ranges based on Mercer's assessment of average utility projected increases for 2010. Base salary increases for Mr. Bassham, and Ms. Curry effective January 1, 2010, were 2.4%, and 3.1%, respectively. For the second year, Mr. Chesser requested, and the Board agreed, not to have a base salary adjustment. Messrs. Downey and Marshall are at or above their market medians, and also did not receive base salary increases.

Annual Incentives

The Company's annual incentive plan for all officers is based upon a mix of Company-wide and business unit financial and operational metrics, as well as individual performance. The Committee establishes performance metrics designed to reflect target levels in approved business plans which have an approximate 50% probability of achievement. The threshold and maximum levels are established to have approximately 80% and 20% probabilities of achievement, respectively. The Committee reviews management's recommendations of goals and metrics, including a discussion of associated risks, and makes any revisions and then recommends the final goals and metrics to the Board for its approval. In establishing final goals, the Committee assures that:

- incentives are aligned with the strategic goals set by the Board;
- goals are sufficiently ambitious so as to provide a meaningful improvement in performance but strike an acceptable balance between risk and reward; and
- bonus payments, assuming target levels are met, will be consistent with the overall compensation program established by the Committee.

The Committee developed, with input from Mercer, a structure for the annual incentive plan which provides a financial objective weighted at 40%; key Great Plains Energy or KCP&L business objectives weighted at 40%; and a discretionary individual performance component weighted at 20%. The 20% individual component includes, but is not limited to, a subjective review of the individual's personal leadership; engagement of employees; disciplined performance management; accountability for results; and community involvement. The Committee established target incentives for each NEO as a percentage of base pay, using survey data provided by Mercer for comparable positions and markets, as well as comparisons for internal equity. For 2009, annual incentive plan targets as a percentage of base salaries for Messrs. Chesser, Downey, Bassham, Marshall, and Ms. Curry were 100%, 70%, 60%, 60%, and 50%, respectively.

The basic structure of the annual incentive plan provides for 100% payout for target performance for each goal, with the estimation that this level of performance would be achieved most of the time.

Fifty percent (50%) is payable at the threshold level of goal performance and 200% payable at the maximum level of goal performance. Goal performance is extrapolated between the threshold and target levels, and between target and maximum levels. Performance results for any goal which is less than threshold will result in a zero payment for that goal. Effective with the 2009 plan, failure to achieve the threshold level of performance of the financial objective results in a 0% payout for that objective, rather than as a 0% payout for the entire plan, as had been in place in prior years. The Committee made this change to reflect an annual incentive plan design that is more in line with plans of peer companies and also as a result of the volatility in economic and financial market conditions. There were no annual incentive plan payouts for either the 2007 or 2008 plan years.

After considering the performance criteria and results, the Committee recommends to the Board the final amount of the individual award, occasionally using its discretion. Under the terms of the annual incentive plan, the Committee retains the discretion to modify all components of the annual incentive plan at any time, and to determine the final amount of awards notwithstanding the achievement, or lack of achievement, of goals. The Committee did not exercise this discretion in 2009 with respect to the objective components. There were two qualitative components: the Comprehensive Energy Plan Progress component, weighted at 5%, and the individual performance component, weighted at 20%. These qualitative components have an inherent discretionary aspect due to the multitude of factors to be considered in the evaluation of performance. The 2009 annual incentive plan results are shown in the following table:

2009 Annual Incentive Plan

Objective	Weighting	50% Payout Level	100% Payout Level	200% Payout Level	Actual Performance Result	Payout Percentage
Earnings per share	40%	$1.00	$1.17	$1.40	$1.14	36.5%
System Average Interruption Duration Index	5%	94.45 minutes	87.7 minutes	80.97 minutes	65.05 minutes	10.0%
% equivalent availability—coal and nuclear	10%	77.7%	80.7%	81.7%	79.8%	8.5%
OSHA incident rate	10%	4.2	3.7	3.2	2.9	20.0%
J.D. Power Customer Satisfaction Index—residential	5%	Bottom Half of Tier II	Top Half of Tier II	Tier 1	Tier 1	10.0%
Cumulative Synergy Savings (due to GMO acquisition)	5%	$149.0M	$186.2M	$223.4M	$212.4M	8.5%
Comprehensive Energy Plan Progress	5%	Qualitative measure; judgment made on collective work progress			125%	6.3%
Subtotal						99.8%
Individual performance	20%	Qualitative measure				

Individual awards earned by NEOs are shown in the Summary Compensation Table and ranged from 130.8% to 131.8% of target.

In 2009, the Committee also added a "clawback" provision to the annual incentive plan which requires individuals to reimburse the Company for annual incentive awards in the event of a restatement or other inaccuracy in results measurement for a period up to three years.

For the 2010 plan, the Committee added an additional "stretch" payout level between target and superior which corresponds to a 150% achievement level and serves to flatten the steepness of the performance payout curve and further reinforce the appropriate behavioral incentives. The performance measures and weightings did not change from the prior year's plan. The metrics associated with each objective performance measure were adjusted to reflect the Company's 2010 budget and business plans.

Discretionary Cash Bonuses

From time to time, the Committee may grant a discretionary bonus to an NEO or other officer for extraordinary accomplishments or achievements. In May 2009, Mr. Bassham and Ms. Curry were awarded special one-time bonuses in amounts of $185,000 and $155,000, respectively, in recognition of exemplary work in conjunction with a number of one-time projects completed in the prior year. The awards were structured to be paid one-half in 2010 and one-half in 2011.

2. *Equity Compensation*

As noted above, the Committee believes that a substantial portion of NEO compensation should be in the form of equity in order to best align executive compensation with shareholder interests. The Committee does not believe any of the NEOs have accumulated equity amounts that warrant special consideration in granting future equity awards.

The Great Plains Energy LTIP allows for grants of stock options, restricted stock, performance shares, and other stock-based awards. The Committee discontinued making any new stock option grants in late 2003, because it believed motivating executives based solely on stock price appreciation was not entirely consistent with the best interests of its shareholders. Since that time, the Committee has used a mix of time-based restricted stock and performance shares that are paid solely on the basis of the attainment of performance goals. While the Committee believes that performance shares should generally account for the majority of annual long-term grants, this has changed in certain years, including 2009, based on the needs of the Company, payout history, characteristics of its executive team, and other external factors.

While directors, officers and employees of the Company are eligible for equity awards under the LTIP, none of them have any right to be granted awards. The Committee, in its discretion, may approve an equity award or awards for officers and employees, including NEOs. When the Committee approved awards in 2009 for officers, it calculated the awards using a cash value determined by multiplying each officer's base salary by a target percentage chosen by the Committee. The target percentage is based on both internal comparisons and survey data provided by Mercer, which provides long-term incentive information on comparable positions at comparable companies, and/or markets in which the Company competes for talent. Generally, the Committee has established targets at the 50th percentile. In 2009, long-term incentive target percentages for Messrs. Chesser, Downey, Bassham, Marshall, and Ms. Curry were 200%, 150%, 100%, 100%, and 85%, respectively. These target percentages resulted in the following long-term incentive grants of restricted stock and performance shares in 2009:

Name	Restricted Stock	Performance Shares (at target)
Mr. Chesser	44,250 (1)	55,750
Mr. Downey	26,656	26,656
Mr. Bassham	14,635	14,635
Mr. Marshall	13,938	13,938
Ms. Curry	9,478	9,478

(1) At the May 5, 2009 closing stock price of $14.35, the total number of performance shares and restricted stock that would have been awarded to Mr. Chesser for the 2009-2011 performance period based on his LTIP Target would have exceeded the 100,000-share maximum that may be awarded to any Participant in any one taxable year under the LTIP. The Committee determined that to remedy this issue, at the time the restricted stock vests and subject to the same forfeiture provisions, Mr. Chesser will also be paid $165,025 in cash, representing the May 5, 2009 market value of the additional 11,500 shares over the 100,000-share maximum, plus an additional amount of cash representing the amount of the dividends that would have been reinvested as "DRIP shares" on those 11,500 shares.

Performance share grants are for the three-year performance period of January 1, 2009, through December 31, 2011, and may be paid after the end of the period depending on performance. The restricted stock grants referenced in the above table vest on February 10, 2012. Restricted stock has historically, but not always, been granted at the February Board meeting, effective on the meeting date. In December 2009, the Committee agreed to change its grant practices so that, as much as possible, new grants and their associated vesting or payment will occur shortly after the filing of the Company's most recent periodic SEC report. As a result, the dollar amount of restricted stock or performance shares would be authorized at a scheduled meeting, with the actual number of shares issued three business days after the filing of the 10-K or 10-Q, based on that day's closing price. This would also be the practice, to the extent feasible, for shares granted in conjunction with the employment of a new executive.

In 2009, the Committee also added a "clawback" provision which requires individuals to reimburse the Company for performance share awards in the event of restatement or other inaccuracy in results measurement for a period of up to three years.

Dividends accrued on all restricted stock awards are reinvested during the period under the Company's Dividend Reinvestment and Direct Stock Purchase Plan, and are subject to the same restrictions as the associated restricted stock.

Performance shares can pay out at the end of the performance period from 0% to 200% of the target amount, based on performance. For the three-year performance period ending December 31, 2011, there are two equally weighted performance goals: a credit metric (FFO to total adjusted debt) and earnings per share. Given the importance to the Company of maintaining investment-grade credit ratings through the end of the CEP construction period and the next several years of refinancing substantial amounts of maturing debt, the Committee selected a measure that is aligned with a key metric used by credit rating agencies. The Committee believes that equal weightings correspond to an appropriate balance between shareholder return and the importance to the Company of maintaining and improving over time its investment-grade credit ratings. Based on results, the structure provides for the following payout levels:

2009 - 2011 Long-Term Incentive Plan

Objective	Weighting	Threshold (50%)	Target (100%)	Superior (200%)
2011 FFO to Total Adjusted Debt (1)	50%	16.5%	17.0%	18.5%
2011 Earnings Per Share	50%	$1.75	$1.86	$2.00

(1) FFO to Total Adjusted Debt is a measure that is not calculated in accordance with generally accepted accounting principles. Please see page 44 for an explanation of this measure.

Performance is extrapolated between the threshold and target levels, and between target and maximum levels. Performance results for a goal which is less than threshold will result in a zero payment for that goal.

In 2009, the Committee undertook a comprehensive review of the Company's annual and long-term incentive compensation programs in light of various factors, including past payouts, potential future economic and financial market conditions, and the Company's current operating and financial plans. As a result of the review, the Committee and Board determined that the outstanding performance share agreements ("Original Agreements") for the 2007-2009 and 2008-2010 performance periods no longer provided meaningful incentives. As a result these agreements were amended ("Amended Agreements") to provide for a combination of time-based restricted stock and performance shares with different goals. The goals for each performance period are consistent with the goals for the 2009-2011 performance period.

The Amended Agreements are further described on page 42. The following tables provide the amended structure for both the 2008-2010 and 2007-2009 Performance Periods, as well as the final performance against the 2007-2009 goals determined by the Board in February 2010:

2008-2010 Performance Period (as amended)

Objective	Weighting	Threshold (50%)	Target (100%)	Superior (200%)
2010 FFO to Total Adjusted Debt (1)	50%	14.5%	15.1%	15.6%
2010 Earnings Per Share	50%	$1.20	$1.28	$1.40

2007-2009 Performance Period Results

Objective	Weighting	Threshold (50%)	Target (100%)	Superior (200%)	Results	Percent of Goal Achieved
2009 FFO to Total Adjusted Debt (1)	50%	11.5%	12.1%	12.5%	11.2%	0%
2009 Earnings Per Share	50%	$1.00	$1.17	$1.40	$1.14	91.2%
Total Percentage Earned						45.6%

(1) FFO to Total Adjusted Debt is a measure that is not calculated in accordance with generally accepted accounting principles. Please see page 44 for an explanation of this measure.

Prior to calculations of performance share payout levels, and according to provisions of the LTIP, awards are adjusted upwards to reflect any increase in our stock price over the performance period or downwards to reflect any decline in our stock price over the performance period. Payouts for the amended 2007-2009 performance share grants were adjusted downwards by 38.6% prior to application of the final percent earned calculation.

In February 2009, Messrs. Chesser, Bassham, Downey, and Marshall, and Ms. Curry received payouts of 40,000, 12,500, 22,500, 12,500, and 12,500 shares, respectively, plus 5,404, 1,689, 3,040, 1,689, and 1,689 shares through reinvested dividends, associated with the vesting of the first half of a one-time restricted stock grant in February 2007. The remaining half vested in February 2010. Also in February 2009, Messrs. Chesser, Bassham, Downey, and Marshall, and Ms. Curry received payouts of 8,643, 2,260, 4,587, 2,449, and 1,883 shares, respectively, plus 1,730, 452, 918, 490, and 377 shares through reinvested dividends, associated with the vesting of a restricted stock grant in February 2006.

In May 2009, the Committee and independent members of the Board approved the grant of a time-based restricted stock award of 58,539 shares to Mr. Bassham for retention purposes. One-third of the restricted stock award will vest on May 5, 2010, one-third will vest on February 10, 2011, and the remaining one-third will vest on February 10, 2012.

For the 2010-2012 Long-Term Incentive Plan awards, restricted stock constitutes 25% of the executive's grant and performance shares constitute 75%. With the economic and financial markets stabilizing, the Committee decided it was appropriate to move back to 75% performance shares and 25% restricted stock versus the 50% performance shares and 50% restricted stock structure in the prior year's plan. The Committee also felt that total shareholder return (TSR) was a more comprehensive shareholder measurement than EPS, which was the financial measure included in the prior year's LTIP. Because the Committee wished to have an operational metric, Equivalent Availability Factor was added as a third measure in the 2010-2012 Plan. The long-term incentive targets did not change for any of the officers. Performance objectives, weightings, and payout levels are shown in the following chart:

2010-2012 Long-Term Incentive Plan

Objective	Weighting	Threshold (50%)	Target (100%)	Stretch (150%)	Superior (200%)
2012 FFO to Total Adjusted Debt [1]	33%	14.6%	17.1%	19.6%	22.1%
TSR versus EEI Index [2]	34%	See below			
2012 Equivalent Availability Factor (EAF)-Coal and Nuclear	33%	82.5%	84.8%	85.7%	86.6%

(1) FFO to Total Adjusted Debt is a measure that is not calculated in accordance with generally accepted accounting principles. Please see the discussion of this measure on page 44.

(2) TSR is compared to an industry peer group of the Edison Electric Institute (EEI) index of electric companies during the three-year measurement period from 2010-2012. At the end of the three-year measurement period, the Company will assess its total shareholder return compared to the EEI index. Depending on how the Company ranks, the executive will receive a percentage of the performance share grants according to the following table:

Percentile Rank	Payout Amount (% of Target)
75th and above	200%
60th to 74th	150%
40th to 59th	100%
25th to 39th	50%
24th and below	0%

The performance share measures discussed above have been established for compensation purposes only. They do not constitute any guidance, projection or estimate of these measures, and should not be relied upon for any other purpose. The Company has separately provided 2010 earnings guidance, and has not provided any other earnings guidance.

3. *Perquisites*

NEOs are eligible to receive various perquisites provided by or paid for by the Company. These perquisites are generally consistent with those offered to executives at comparable organizations with which the Company competes for executive talent, and are important for retention and recruitment. The NEOs are also eligible for employment benefits that are generally available to all employees, such as vacation and medical and life insurance.

As shown in the Summary Compensation Table on page 38, all NEOs are eligible for participation in comprehensive financial planning services provided by a national financial counseling firm; executive health physicals; a car allowance; memberships in social clubs; and access to sporting events and other entertainment which may be used for personal use on a limited basis. On occasion, the Company may also provide for spousal travel and accommodations when accompanying the executive on out-of-town trips. The Company withholds income taxes on the amounts as required.

4. *Deferred Compensation Plan*

The Company's Deferred Compensation Plan (DCP) allows selected employees, including NEOs, to defer the receipt of up to 50% of base salary and 100% of awards under the Annual Incentive Plan. An earnings rate is applied to the deferral amounts, which is annually determined by the Committee and based on the Company's weighted average cost of capital. The rate was 9.7% in 2009, and will be 9.5% in 2010. In addition, the Plan provides for a matching contribution in an amount equal to 50% of the first 6% of base salary deferred, or 100% of the first 6% of base salary, bonus, and incentive pay deferred, depending on the retirement option selected by the individual, and reduced by the matching contribution made for the year to the individual's 401(k) plan account. The DCP is a nonqualified and unfunded plan, and is shown in external market comparisons to be a common element of an executive rewards strategy.

5. *Post-Termination Compensation*

The Company has entered into severance agreements and other compensation and benefit agreements with its executive officers, including NEOs, to help in securing their continued employment and dedication, particularly in situations such as a change in control when an executive may have concerns about his or her own continued employment. The Company believes these agreements and benefits are important recruitment and retention devices, as virtually all of the companies with which we compete for executive talent have similar agreements in place for their senior executives.

Change in Control Severance Agreements

The Company has change in control agreements with all its executive officers, including the NEOs, to ensure their continued service, dedication, and objectivity in the event of a transaction that would change the control of the Company. These agreements provide for payments and other benefits if the officer's employment terminates for a qualifying event or circumstance, such as being terminated without "Cause" or leaving employment for "Good Reason," as these terms are defined in the agreements. All the agreements require a double trigger so that both a change in control and a termination (actual or constructive) of the executive's employment must occur, with very limited exceptions. Generally, the Committee and Board determined the eligibility for potential payments upon change in control, based on comparable practices in the market. The Committee believes it is not uncommon for the chief executive officer and chief operating officer to be covered under a "three times" change in control agreement, nor is it uncommon for other senior level officers to be covered under a "two times" change in control agreement. Messrs. Chesser and Downey are eligible for three times base salary and incentive in the event of a change in control and Messrs. Bassham and Marshall and Ms. Curry are eligible for two times base salary and incentive.

Additional information, including a quantification of benefits that would have been received by NEOs had termination occurred on December 31, 2009, is found under the heading "Potential Payments Upon Termination or Change in Control" beginning on page 52.

Other Agreements

The Committee has historically wished to minimize the use of employment agreements to the extent possible. While none of the NEOs have a full written employment agreement, several do have letter agreements which address specific additional benefit provisions.

As discussed on page 42, under the terms of Mr. Chesser's employment offer letters executed in 2003, he is entitled to receive three times annual salary and bonus if he is terminated without cause prior to reaching age 63. After age 63, any benefit for termination without cause would be one times annual salary and bonus until age 65. Similarly, under the terms of his employment offer letter executed in 2005, Mr. Marshall is entitled to receive two times annual salary and bonus in the event he is terminated other than for cause. Messrs. Chesser and Marshall orally accepted the offers, and the terms described above are enforceable against the Company through the judicial process.

As discussed in the section titled "Pension Benefits" starting on page 49, under the terms of the employment offer letters, Messrs. Chesser and Marshall receive credit for two years of service for every one year of service earned under the Pension Plan. Mr. Downey, as incentive to remain with the Company through the completion of the current power plant construction project, has a benefit agreement which provides a $700,000 lump sum payment upon his separation from service provided that (i) he remains until his 65th birthday and (ii) he remains in good standing with the restricted covenants in his change in control severance agreement.

6. *Pension Plan and Supplemental Pension Plan*

The Company maintains a funded, tax-qualified, noncontributory defined benefit plan (the "Pension Plan") for employees, including all NEOs. Benefits under the Pension Plan are based on the employee's years of service and the average annual base salary over a specified period.

The Company also has a Supplemental Executive Retirement Plan ("SERP") for its executives, including all NEOs. This unfunded plan provides the difference between the amount that would have been payable under the Pension Plan in the absence of Internal Revenue Service tax code limitations and the amount actually payable under the Plan. It also adds a slightly higher benefit accrual rate than the Pension Plan.

Based on provisions in their employment offer letters as previously described, Messrs. Chesser and Marshall receive credit for two years of service for every one year of service earned under the Pension Plan, payable under the SERP.

In 2007, management employees of Great Plains Energy and KCP&L were given a one-time election to remain in their existing Pension Plan and 401(k) Plan ("Old Retirement Plan"), or choose a new retirement program that includes a slightly reduced benefit accrual formula under the Pension Plan paired with an enhanced benefit under the 401(k) Plan ("New Retirement Plan"). Messrs. Bassham and Marshall elected to participate in the New Retirement Plan.

7. 401(k) Plan

The Great Plains Energy 401(k) Plan is offered to all employees as a tax-qualified retirement savings plan.

- Employees in the Old Retirement Plan can contribute up to 40% of base pay. After one year of employment, the Company matches 50% of the first 6% of pay that is contributed. Employees are fully vested in the entire match and associated earnings after 6 years.
- Employees in the New Retirement Plan can contribute up to 75% of base pay, bonus, incentive, and overtime pay. The Company matches 100% of the first 6% of total pay that is contributed. All contributions vest immediately.
- Prior to January 1, 2010, the Company match was made with Great Plains Energy stock, although a participant could diversify or transfer into different investments. Effective January 1, 2010, participants make an investment election (which includes Company stock as an option) for the Company match as they do for their own 401(k) contributions.
- Contributions are limited by the tax code.

Committee Consideration of Executive Compensation Program Risk

At the request of the Committee, an analysis of the risks associated with the Company's compensation programs, including those for executive officers, was performed by management, including the participation of the Vice President—Strategy and Risk Management. The conclusions of this analysis, with which the Committee concurred, were that the risks associated with the Company's compensation programs are not likely to have a material adverse effect on the Company, and instead encourage performance that supports sustainable shareholder value. Among the items the Committee considered were:

- The annual incentive plans for all employees (including officers) contain a diverse array of measures that focus on the fundamental aspects of our business. This diversity precludes any myopic focus on a single element of performance.
- The performance measures for all incentive compensation programs are directly tied to the Company's annual and long-term budgets and business plans.
- There are no business unit-specific incentive plans. Divisional goals constitute no more than 50% of the target amount of the non-officer annual incentive plans. The maximum amount payable to non-officer employees ranges from about 1% at the lowest level to 30% of base salary for senior non-officers.
- The officer compensation program design provides a balanced mix of cash and equity, annual and long-term incentives and diverse performance objectives.
- The Company currently does not grant stock options.
- The Company (for non-officers) and the Committee (for officers) have downward discretion over incentive program payouts.
- The Company has implemented "clawback" provisions to its officer annual incentive compensation and performance share awards.
- Officers are subject to share ownership and retention guidelines.
- The Board oversees the Company's enterprise risk management and mitigation programs, including the possible impacts of variables on the earnings and credit position of the Company, which are important aspects of the Company's incentive compensation plans.

- A "stretch" performance level has been added to the 2010 officer annual incentive plan to flatten the steepness of the performance payout curve and further reinforce the appropriate behavioral incentives.

Tax and Accounting Implications

With respect to Section 162(m) of the Internal Revenue Code, the Committee believes that while it is the Company's goal to be as tax efficient as possible, the Company's shareholders are best served by not restricting the Committee's and the Company's discretion and flexibility in developing compensation programs. The unrealized tax benefit by the Company in 2009, as a result of lost deductions, was $904,600.

COMPENSATION COMMITTEE REPORT

The Compensation and Development Committee of the Board reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") contained in this proxy statement and, based on these reviews and discussions, recommended to the Board that the CD&A be included in the Company's proxy statement and Annual Report on Form 10-K for the fiscal year ended December 31, 2009, for filing with the SEC.

Compensation and Development Committee

William C. Nelson, Chair
David L. Bodde
Gary D. Forsee
James A. Mitchell
Linda H. Talbott
Robert H. West

EXECUTIVE COMPENSATION

Executive Compensation is more fully explained in the CD&A section, starting on page 23. The following table shows the total salary and other compensation awarded to and earned for services rendered in all capacities to Great Plains Energy and its subsidiaries by Mr. Chesser, our Chief Executive Officer, Mr. Bassham, our Chief Financial Officer, and Messrs. Downey, and Marshall and Ms. Curry, who were our three other most highly compensated executive officers as of the end of the year. Compensation earned under our annual incentive plans is reported in the "Non-Equity Incentive Plan Compensation" column.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus [1] ($) (d)	Stock Awards [2] ($) (e)	Non-Equity Incentive Plan Compensation [3] ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings [4] ($) (h)	All Other Compensation [5] ($) (i)	Total ($) (j)
Mr. Chesser Chairman and Chief Executive Officer— Great Plains Energy	2009	800,000	—	2,011,587	1,054,400	688,347	225,863	4,780,197
	2008	800,000	—	886,280	—	565,030	63,749	2,315,059
	2007	725,000	—	3,514,099	—	381,284	71,000	4,691,383
Mr. Bassham Executive Vice President—Finance & Strategic Development & Chief Financial Officer— Great Plains Energy	2009	420,000	185,000	1,404,919	332,136	56,282	67,729	2,466,066
	2008	375,000	—	235,444	—	39,620	58,475	708,539
	2007	325,000	—	1,037,836	—	32,542	52,220	1,447,598
Mr. Downey President and Chief Operating Officer— Great Plains Energy	2009	510,000	—	1,039,227	470,526	271,494	53,859	2,345,106
	2008	490,000	—	416,193	—	847,900	54,882	1,808,975
	2007	470,000	—	1,909,122	—	189,316	71,749	2,640,187
Mr. Marshall Executive Vice President— Utility Operations— Kansas City Power & Light Company	2009	400,000	—	546,028	313,920	228,633	60,892	1,549,473
	2008	369,583	—	222,895	—	168,028	56,837	817,343
	2007	335,000	—	1,045,871	—	147,109	49,381	1,577,361
Ms. Curry Senior Vice President— Human Resources and Corporate Secretary— Great Plains Energy	2009	320,000	155,000	396,665	210,880	113,211	50,353	1,246,109

(1) The amounts reflected in this column are discretionary cash bonuses awarded in 2009. The bonuses will be paid, without interest, in two equal installments in 2010 and 2011.

(2) The amounts shown in this column are the aggregate grant date fair values of restricted stock and performance shares granted under our LTIP during each year, computed in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. See note 11 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009, for a discussion of the relevant assumptions used in calculating these amounts. The amounts shown exclude the effect of estimated forfeitures, as required by SEC rules.

As discussed in more detail in our CD&A and in the Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year-End tables, the 2007 and 2008 awards of performance shares were amended in 2009, and the Amended Awards provide for a combination of performance shares and time-based restricted stock. The grant date fair value or incremental fair value, as applicable, of this restricted stock, plus the incremental fair value with respect to the resulting amounts of performance shares computed as of the amendment date in accordance with ASC Topic 718, is included in the amounts shown for 2009.

The amounts shown in this column reflect the value at the grant date of performance share awards based upon achieving the target level of performance, which was considered the probable outcome as of the grant date. The payout of performance share awards can range from 0% to 200% of the target amount, depending upon performance and as adjusted for the change in stock price between the grant date and the end of the award period (for the 2007-2009 performance period) or the business day before the payment date (for all other performance periods). The following table shows the aggregate grant date fair values of performance shares for each year for both target and maximum level of performance. Please note that the amounts for 2007 and 2008 reflect the original numbers of performance shares awarded in each of those years, and the amounts for 2009 reflect the incremental fair value associated with the amended number of these performance shares.

Name	Grant date fair value of 2007 performance share awards ($)		Grant date fair value of 2008 performance share awards ($)		Grant date fair value of 2009 performance share awards ($)		Incremental fair value of amended performance share awards ($)	
	Target	Maximum	Target	Maximum	Target	Maximum	Target	Maximum
Mr. Chesser	770,449	1,540,898	598,628	1,197,256	838,480	1,676,960	200,638	401,276
Mr. Bassham	195,722	391,444	159,018	318,036	220,110	440,220	52,596	105,192
Mr. Downey	382,930	765,860	281,115	562,230	400,906	801,812	95,883	191,766
Mr. Marshall	201,730	403,460	150,542	301,084	209,628	419,256	51,085	102,171
Ms. Curry	168,611	337,222	131,463	262,926	142,549	285,098	44,017	88,034

For further information on these awards, please see the Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year-End tables later in this proxy statement.

(3) The amounts shown in this column are cash awards earned under our annual incentive plans.

(4) The amounts shown in this column include the aggregate of the increase in actuarial values of each of the officer's benefits under our pension plan, SERP and other supplemental retirement plans, and the above-market earnings on compensation that is deferred on a non-tax qualified basis. Following are the amounts of these items attributable to each NEO:

Name	Change in Pension Value ($)	Change in SERP and Other Supplemental Retirement Plan Value ($)	Above-Market Earnings on Deferred Compensation ($)
Mr. Chesser	67,575	552,378	68,394
Mr. Bassham	23,104	24,672	8,506
Mr. Downey	54,398	131,928	85,168
Mr. Marshall	3,812	165,901	58,920
Ms. Curry	21,090	55,734	36,387

The amount shown for Mr. Downey in the "Change in SERP and Other Supplemental Retirement Plan Value" column includes $91,772 for the change in actuarial present value of his SERP benefit, and $40,156 for the actuarial present value of the supplemental retirement and severance benefit granted to him in 2008. No other NEO has such a benefit.

(5) These amounts include the value of perquisites and personal benefits that are not available on a non-discriminatory basis to all employees. These perquisites and personal benefits are of the following types: (A) employer match of contributions to our 401(k) plans (which are contributed to the maximum extent permitted by law to the 401(k), with (B) any excess contributed to the officers' accounts in our non-qualified deferred compensation plan); (C) flexible benefits and other health and welfare plan benefits; (D) car allowances; (E) club memberships; (F) executive financial planning services; (G) parking; (H) spouse travel; (I) personal use of company tickets; (J) matched charitable donations; and (K) executive health physicals, as detailed below. All amounts shown are in dollars.

Name	(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)	(J)	(K)
Mr. Chesser	7,350	16,650	13,198	7,200	2,770	11,900	840	644	286	—	—
Mr. Bassham	14,700	10,500	17,814	7,200	2,770	11,900	840	1,254	751	—	—
Mr. Downey	7,350	7,950	13,207	7,200	2,770	11,900	840	—	142	2,500	—
Mr. Marshall	14,700	9,300	13,026	7,200	2,770	11,900	840	—	1,156	—	—
Ms. Curry	7,350	2,250	16,615	7,200	—	11,900	840	—	526	1,250	2,422

As discussed on page 44, the Committee in 2009 determined that when a restricted stock grant vests on February 10, 2012, and subject to the same forfeiture provisions, Mr. Chesser will also be paid $165,025 in cash, plus an additional amount of cash representing the amount of the dividends that would have been reinvested as "DRIP shares" on a notional amount of 11,500 shares. The $165,025 amount of this cash award is included in the amount shown for Mr. Chesser in 2009.

The following table provides additional information with respect to awards under both the non-equity and equity incentive plans. We have omitted from the table the columns titled "All other option awards: number of securities underlying options" and "Exercise or base price of option awards," because no options were granted in 2009.

GRANTS OF PLAN-BASED AWARDS

Name (a)	Grant Date (b)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	Grant Date Fair Value of Stock and Option Awards ($) (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)		
Mr. Chesser	May 5, 2009 [1]	400,000	800,000	1,600,000					
	May 5, 2009 [2]				27,875	55,750	111,500		838,480
	May 5, 2009 [3]							9,379	93,040
	May 5, 2009 [4]							21,011	252,849
	May 5, 2009 [5]							44,250	626,580
	May 6, 2008 [6]				10,506	21,011	42,022		140,143
	February 6, 2007 [7]				4,690	9,379	18,758		60,495
Mr. Bassham	May 5, 2009 [1]	126,000	252,000	504,000					
	May 5, 2009 [2]				7,318	14,635	29,270		220,110
	May 5, 2009 [3]							2,383	23,639
	May 5, 2009 [4]							5,581	67,161
	May 5, 2009 [5]							14,635	207,232
	May 5, 2009 [8]							58,539	834,181
	May 6, 2008 [6]				2,791	5,581	11,162		37,225
	February 6, 2007 [7]				1,192	2,383	4,766		15,370
Mr. Downey	May 5, 2009 [1]	178,500	357,000	714,000					
	May 5, 2009 [2]				13,328	26,656	53,312		400,906
	May 5, 2009 [3]							4,662	46,247
	May 5, 2009 [4]							9,867	118,742
	May 5, 2009 [5]							26,656	377,449
	May 6, 2008 [6]				4,934	9,867	19,734		65,813
	February 6, 2007 [7]				2,331	4,662	9,324		30,070
Mr. Marshall	May 5, 2009 [1]	120,000	240,000	480,000					
	May 5, 2009 [2]				6,969	13,938	27,876		209,628
	May 5, 2009 [3]							2,456	24,364
	May 5, 2009 [4]							5,284	63,589
	May 5, 2009 [5]							13,938	197,362
	May 6, 2008 [6]				2,642	5,284	10,568		35,244
	February 6, 2007 [7]				1,228	2,456	4,912		15,841
Ms. Curry	May 5, 2009 [1]	80,000	160,000	320,000					
	May 5, 2009 [2]				4,739	9,478	18,956		142,549
	May 5, 2009 [3]							2,053	20,366
	May 5, 2009 [4]							4,614	55,525
	May 5, 2009 [5]							9,478	134,208
	May 6, 2008 [6]				2,307	4,614	9,228		30,775
	February 6, 2007 [7]				1,027	2,053	4,106		13,242

(1) Reflects potential payments under our 2009 annual incentive plans. The actual amounts earned in 2009 are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table.

(2) Consists of performance share awards under our LTIP for the period 2009-2011. Performance shares are payable in common stock, cash, or a combination of stock and cash at the end of the performance period, depending on results of the two equally weighted measures of funds from operations (FFO) as a percentage of total adjusted debt, and earnings per share. The number of shares awarded can range from 0% to 200% of the target amount, as adjusted for the change in stock price between the grant date and the business day before the payment date. Dividends will be paid in cash at the end of the period on the number of shares earned. The grant date fair value, calculated in accordance with ASC Topic 718 (excluding the effect of estimated forfeitures) is $15.04 per share. The grant date fair value amount shown in column (l) reflects the target number of shares shown in column (g).

(3) The 2007 awards of performance shares were amended in 2009, and the Amended Awards provide for a combination of performance shares and time-based restricted stock. The number and incremental fair value of the restricted stock shares resulting from the conversion of performance shares to restricted stock are reflected in this row. This restricted stock award vests on May 5, 2010. The incremental fair value, calculated in accordance with ASC Topic 718 (excluding the effect of estimated forfeitures) is $9.92 per share.

(4) The 2008 awards of performance shares were amended in 2009, and the Amended Awards provide for a combination of performance shares and time-based restricted stock. The number of restricted stock shares issued pursuant to the amendment exceeded the number of performance shares converted. As required by ASC Topic 718, incremental fair value was recognized on the portion of restricted stock shares equal to the number of converted performance shares, and grant date fair value was calculated for the remainder of the restricted stock shares. The aggregate number of restricted stock shares issued and the combined incremental fair value and grant date fair value are reflected in this row. This restricted stock award vests on February 10, 2011. As calculated in accordance with ASC Topic 718 (excluding the effect of estimated forfeitures), the incremental fair value, is $10.73 per share for the shares converted from the original performance shares granted in 2008, and the grant date fair value is $14.29 per share for the additional restricted stock issued per the amendments to the 2008 performance share agreements.

	Mr. Chesser	Mr. Bassham	Mr. Downey	Mr. Marshall	Ms. Curry
Number of restricted stock shares resulting from conversion of performance shares	13,314	3,537	6,252	3,348	2,924
Number of additional restricted stock shares issued	7,697	2,044	3,615	1,936	1,690

(5) Consists of time-based restricted stock awards under our LTIP that vest on February 10, 2012. The grant date fair value, calculated in accordance with ASC Topic 718 (excluding the effect of estimated forfeitures) is $14.16 per share.

(6) The 2008 awards of performance shares were amended in 2009, and the Amended Awards provide for a combination of performance shares and time-based restricted stock. The resulting number of performance shares and the incremental fair value (at target) with respect to those performance shares computed as of the amendment date in accordance with ASC Topic 718 of $6.67 per share, is shown on this line. The grant date fair value of the original number of performance shares awarded in 2008 is reflected in the 2008 stock awards in the Summary Compensation Table.

(7) The 2007 awards of performance shares were amended in 2009, and the Amended Awards provide for a combination of performance shares and time-based restricted stock. The resulting amount of performance shares and the incremental fair value (at target) with respect to those performance shares computed as of the amendment date in accordance with ASC Topic 718 of $6.45 per share, is shown on this line. The grant date fair value of the original number of performance shares awarded in 2007 is reflected in the 2007 stock awards in the Summary Compensation Table.

(8) This time-based restricted stock award vests in equal increments on May 5, 2010, February 10, 2011, and February 10, 2012. The grant date fair value of each increment, calculated in accordance with ASC Topic 718 (excluding the effect of estimated forfeitures) is $14.34, $14.28 and $14.13 per share, respectively.

NARRATIVE ANALYSIS OF SUMMARY COMPENSATION TABLE AND PLAN-BASED AWARDS TABLE

Employment Agreements

We agreed to certain compensation terms with Messrs. Chesser and Marshall at the time of their employment. These terms are contained in their employment offer letters. If Mr. Chesser is terminated without cause prior to age 63, he will be paid a severance amount equal to three times his annual salary and bonus; if terminated without cause between the age of 63 and 65, he will be paid a severance amount equal to the aggregate of his annual salary and bonus. In addition, Mr. Chesser is credited with two years of service for every one year of service earned under our pension plan, with such amount payable under our SERP.

If Mr. Marshall is terminated without cause, he will be paid a severance amount equal to the target payment under the annual incentive plan plus two times his annual base salary. Mr. Marshall is also credited with two years of service for every one year of service earned under our pension plan, with such amount payable under our SERP.

In August of 2008, the Company entered into an enhanced retirement and severance benefit agreement with Mr. Downey which provides a $700,000 lump sum payment upon his separation from service provided that (i) he remains until his 65th birthday and (ii) he remains in good standing with the restricted covenants set forth in his Change in Control Agreement. This agreement also provided for the payment of this lump sum if the Company terminated Mr. Downey's employment before age 65 (other than for Cause), or if Mr. Downey terminated employment before age 65 for Good Reason. Mr. Downey is currently 65 years old. Please see "Potential Payments Upon Termination or Change in Control," beginning on page 52 for a more detailed description of this agreement.

Our NEOs have also entered into Change in Control Severance Agreements. Please see "Potential Payments Upon Termination or Change in Control," beginning on page 52 for a description of these agreements and the other agreements described above.

Base salaries for our NEOs are set by the independent members of our Board, upon the recommendations of our Compensation and Development Committee. For 2009, the base salaries were: Mr. Chesser, $800,000; Mr. Bassham, $420,000; Mr. Downey, $510,000; Mr. Marshall, $400,000; and Ms. Curry, $320,000. Our NEOs also participate in our health, welfare and benefit plans, our annual and long-term incentive plans, our pension and SERP plans, our non-qualified deferred compensation plan and receive certain other perquisites and personal benefits, such as car allowances, club memberships, executive financial planning services, partially subsidized parking, spouse travel, personal use of company tickets, executive physicals, and matched charitable donations.

Equity Awards

Amendments to Outstanding Performance Share Awards

As discussed in our CD&A, the Original Agreements for the 2007-2009 and 2008-2010 performance periods were amended. The Original Agreements granted performance shares based on a single performance metric—the Company's TSR compared to the Edison Electric Institute TSR index for electric utility companies over the relevant performance period. The Amended Agreements provide for a combination of performance shares and time-based restricted stock. In calculating the number of performance shares and restricted stock under the Amended Agreements, the value of the performance shares granted under the Original Agreements (determined as of the date of the original awards) was first reduced by two-thirds (for the 2007-2009 performance awards) and one-third (for the 2008-2010 awards). The resulting amounts were then divided by the fair market value (as defined in the LTIP) of Great Plains Energy stock on May 5, 2009, to arrive at a number of shares, which was then divided equally between performance shares and restricted stock.

The following table summarizes the number of performance shares under the Original Agreements and the number of performance shares and restricted stock under the Amended Agreements for our NEOs:

Name	Performance Shares under Original Agreements (at Target)		Performance Shares under Amended Agreements (at Target)		Restricted Stock under Amended Agreements	
	2007-2009	2008-2010	2007-2009	2008-2010	Vesting May 5, 2010	Vesting February 10, 2011
Mr. Chesser	25,520	34,325	9,379	21,011	9,379	21,011
Mr. Bassham	6,483	9,118	2,383	5,581	2,383	5,581
Mr. Downey	12,684	16,119	4,662	9,867	4,662	9,867
Mr. Marshall	6,682	8,632	2,456	5,284	2,456	5,284
Ms. Curry	5,585	7,538	2,053	4,614	2,053	4,614

Further information about these grants of restricted stock and performance share awards is provided below.

Restricted Stock

During 2009, our Board made several awards of time-based restricted stock to each of our NEOs as follows:

- The Board granted restricted stock as a component of the equity incentive compensation for the 2009-2011 period. These restricted stock awards will vest on February 10, 2012. These awards were: Mr. Chesser, 44,250 shares; Mr. Bassham, 14,635 shares; Mr. Downey, 26,656 shares; Mr. Marshall, 13,938 shares; and Ms. Curry, 9,478 shares.
- The Board granted restricted stock in connection with the Amended Agreements for the 2007-2009 period, which vest on May 5, 2010. The amount for each NEO is provided in the preceding table.
- The Board granted restricted stock in connection with the Amended Agreements for the 2008-2010 period, which vest on February 10, 2011. The amount for each NEO is provided in the preceding table.
- The Board made a special retention grant of restricted stock to Mr. Bassham of 58,539 shares. The award vests in equal increments on May 5, 2010, February 10, 2011, and February 10, 2012.

Dividends paid on the restricted stock are reinvested in stock through our DRIP, and carry the same time-based restrictions as the underlying awards.

Performance Shares

Performance shares are payable in common stock, cash, or a combination of common stock and cash (as determined by the Compensation and Development Committee) after the end of the performance period, depending on the achievement of specified measures. The two equally weighted measures for the 2009-2011 performance share grants and for the performance share grants as amended by the Amended Agreements are funds from operations (FFO) as a percentage of total adjusted debt, and earnings per share as of the last year in each performance period. Fifty percent of the target number of performance shares allocated to each measure is payable at the threshold level of performance and 200% of the target number is payable at the maximum level of performance. Dividends will be paid in cash at the end of the period on the number of shares earned. Payments may be made in shares of common stock, cash, or a combination of cash and stock. There is no payout of performance shares allocated to a measure for performance below the threshold. Our LTIP also provides for an adjustment to the number of shares earned based on the ratio of our stock price at the end of the performance period to the stock price on the performance share grant date. This means that a decrease in stock price will result in fewer shares paid, and an increase in stock price will result in more shares paid.

As discussed in our CD&A, one of the performance share measures is "FFO to total adjusted debt". This is a financial measure that is not calculated in accordance with generally accepted accounting principles ("GAAP"). This measure is based, with some adjustments, on the Standard & Poor's methodology of calculating FFO to total debt. FFO is calculated by adjusting cash flow from operations (a GAAP measure) to remove all or a portion of the effects of: capitalized interest; changes in receivables, payables, fuel inventories, materials and supplies, accrued taxes and interest, and nuclear decommissioning trust fund investments; a portion of preferred dividends; operating lease payments; post-retirement benefit obligations; purchase capacity payments; asset retirement obligations; subordinated debt interest; and settlements of interest rate hedges. These adjustments to 2009 cash flow from operations resulted in an FFO of $441.7 million. Total adjusted debt is comprised of the average balance of short term debt, long term debt (excluding subordinated debt and the unamortized portion of the fair value adjustment to GMO's debt), accounts receivable sold, accrued interest expense (excluding subordinated debt and day-ahead borrowings), operating lease commitments, a portion of purchase capacity commitments, post-retirement benefit and asset retirement obligations, and a portion of preferred stock. Total adjusted debt for 2009, as calculated, was $3.94 billion.

Performance against the 2007-2009 performance share measures is discussed on page 32 of the CD&A.

Annual Incentive Plan

Under the annual incentive plan for 2009, our NEOs were eligible to receive up to 200% of a target amount set as a percentage of their respective base salaries, as follows: Mr. Chesser, 100%; Mr. Bassham, 60%; Mr. Downey, 70%; Mr. Marshall, 60%; and Ms. Curry, 50%. Performance against the 2009 annual incentive plan measures is discussed on page 29 of the CD&A.

Cash Bonuses and Other Cash Compensation

In 2009, the Board granted discretionary cash bonuses of $185,000 and $155,000 to Mr. Bassham and Ms. Curry, respectively. These bonuses are payable in two equal installments, without interest, on February 10, 2010 and February 10, 2011. The bonuses are payable regardless of whether Mr. Bassham or Ms. Curry remain employed with the Company.

As discussed in the CD&A, the total number of performance shares and restricted stock that would have been awarded to Mr. Chesser for the 2009-2011 performance period based on his LTIP target would have exceeded the 100,000 share maximum that may be awarded to any participant in any one taxable year under the LTIP. The Committee determined that to remedy this issue, at the time the restricted stock vests and subject to the same forfeiture provisions, Mr. Chesser will also be paid $165,025 in cash, representing the fair market value as of May 5, 2009, of the additional 11,500 shares over the 100,000 share maximum, plus an additional amount of cash representing the amount of the dividends that would have been reinvested as "DRIP shares" on those 11,500 shares. The $165,025 amount of this cash award is reflected in the "All Other Compensation" column for 2009.

Salary and Bonus in Proportion to Total Compensation

Please see the CD&A for an explanation of the amount of salary, bonus and other compensation elements in proportion to total compensation.

Proxy Statement

The following table provides information regarding the outstanding equity awards held by each of the NEOs as of December 31, 2009. We have omitted from the table the columns titled "Number of securities underlying unexercised options, unexercisable" and "Equity incentive plan awards: Number of securities underlying unexercised unearned options," because there are no unexercisable options.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards			Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Option (#) Exercisable (b)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares of Stock That Have Not Vested (#) (1)(4) (g)	Market Value of Shares of Stock That Have Not Vested ($) (2)(3) (h)	Equity Incentive Plan Awards: Number of Shares That Have Not Vested (#) (4) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested ($) (2)(4) (j)
Mr. Chesser	—	—	—	147,919	2,868,149	43,071	835,147
Mr. Bassham	—	—	—	104,906	2,034,127	11,301	219,126
Mr. Downey	20,000	25.55	2/6/11	—	—	—	—
	20,000	24.90	2/5/12	80,530	1,561,477	20,593	399,298
	5,249	27.73	8/5/13	—	—	—	—
Mr. Marshall	—	—	—	43,229	838,210	10,839	210,168
Ms. Curry	—	—	—	36,657	710,779	8,073	156,535

(1) Includes reinvested dividends on restricted stock that carry the same restrictions.

(2) The value of the shares is calculated by multiplying the number of shares by the closing market price ($19.39) as of December 31, 2009.

(3) Columns (g) and (h) reflect the time-based restricted stock grants that were not vested as of December 31, 2009. The following table provides the grant and vesting dates and number of unvested shares (including reinvested dividend shares) for each of the outstanding grants as of December 31, 2009.

Name	Grant Date	Vesting Date	Number of Shares of Restricted Stock That Have Not Vested
Mr. Chesser	May 5, 2009	May 5, 2010	9,713
	May 5, 2009	February 10, 2011	21,759
	May 5, 2009	February 10, 2012	45,825
	May 6, 2008	February 5, 2011	12,707
	February 6, 2007	February 6, 2010	10,157
	February 6, 2007	February 6, 2010	47,758
Mr. Bassham	May 5, 2009	May 5, 2010	2,468
	May 5, 2009	February 10, 2011	5,780
	May 5, 2009	February 10, 2012	15,156
	May 5, 2009	May 5, 2010	20,207
	May 5, 2009	February 10, 2011	20,207
	May 5, 2009	February 10, 2012	20,208
	May 6, 2008	February 5, 2011	3,376
	February 6, 2007	February 6, 2010	2,580
	February 6, 2007	February 6, 2010	14,924
Mr. Downey	May 5, 2009	May 5, 2010	4,828
	May 5, 2009	February 10, 2011	10,218
	May 5, 2009	February 10, 2012	27,605
	May 6, 2008	February 5, 2011	5,967
	February 6, 2007	February 6, 2010	5,048
	February 6, 2007	February 6, 2010	26,864
Mr. Marshall	May 5, 2009	May 5, 2010	2,543
	May 5, 2009	February 10, 2011	5,472
	May 5, 2009	February 10, 2012	14,434
	May 6, 2008	February 5, 2011	3,196
	February 6, 2007	February 6, 2010	2,659
	February 6, 2007	February 6, 2010	14,924
Ms. Curry	May 5, 2009	May 5, 2010	2,126
	May 5, 2009	February 10, 2011	4,778
	May 5, 2009	February 10, 2012	9,815
	May 6, 2008	February 5, 2011	2,791
	February 6, 2007	February 6, 2010	2,223
	February 6, 2007	February 6, 2010	14,924

(4) Columns (i) and (j) reflect the performance share awards, reflecting threshold level achievement of each performance metric, that were outstanding as of December 31, 2009. The following table provides the performance period and number of performance shares, at threshold, for each of the outstanding grants as of December 31, 2009.

Name	Performance Period	Number of Shares at Threshold
Mr. Chesser	2009-2011	27,875
	2008-2010	10,506
	2007-2009	4,690 (1)
Mr. Bassham	2009-2011	7,318
	2008-2010	2,791
	2007-2009	1,192 (1)
Mr. Downey	2009-2011	13,328
	2008-2010	4,934
	2007-2009	2,331 (1)
Mr. Marshall	2009-2011	6,969
	2008-2010	2,642
	2007-2009	1,228 (1)
Ms. Curry	2009-2011	4,739
	2008-2010	2,307
	2007-2009	1,027 (1)

(1) Subsequent to the end of the performance period, the independent members of the Board determined that the aggregate achievement of the applicable performance metrics was 45.6% of target, and that the following numbers of performance shares were earned: Mr. Chesser, 2,626; Mr. Bassham, 667; Mr. Downey, 1,306; Mr. Marshall, 688; and Ms. Curry, 575. As permitted by the LTIP, the Committee determined that the performance share payments would be made in a combination of stock and cash. The cash was retained and applied by the Company to withholding tax obligations associated with the performance share payments. The number of shares actually paid were: Mr. Chesser, 1,845; Mr. Bassham, 469; Mr. Downey, 918; Mr. Marshall, 483; and Ms. Curry, 440.

OPTION EXERCISES AND STOCK VESTED

We have omitted the "Option award" columns from the following table, because none of our NEOs exercised options in 2009.

Name (a)	Number of Shares Acquired on Vesting (#) [(1)] (d)	Value Realized on Vesting ($) [(1)] (e)
Mr. Chesser	55,777	1,132,222
Mr. Bassham	16,901	343,169
Mr. Downey	31,045	630,245
Mr. Marshall	17,128	347,737
Ms. Curry	16,449	334,075

(1) Awards of time-based restricted stock, plus reinvested dividends, vested on February 6, 2009, and on February 7, 2009. The value realized on vesting is the number of shares vested on each date multiplied by the $20.34 closing price on February 6, 2009, and the closing price of $20.12 on February 9, 2009, the first business day after the February 7, 2009, vesting date. The following table provides detail for each of these vesting events.

	Vesting Date	Restricted Stock Vesting	Reinvested Dividends Vesting	Value on Vesting Date ($20.34 per share) ($)	Value on Vesting Date ($20.12 per share) ($)
Mr. Chesser	February 6, 2009	40,000	5,404	923,517	—
	February 7, 2009	8,643	1,730	—	208,705
Mr. Bassham	February 6, 2009	12,500	1,689	288,604	—
	February 7, 2009	2,260	452	—	54,565
Mr. Downey	February 6, 2009	22,500	3,040	519,484	—
	February 7, 2009	4,587	918	—	110,761
Mr. Marshall	February 6, 2009	12,500	1,689	288,604	—
	February 7, 2009	2,449	490	—	59,133
Ms. Curry	February 6, 2009	12,500	1,689	288,604	—
	February 7, 2009	1,883	377	—	45,471

The following discussion of the pension benefits for the NEOs reflects the terms of the Company's Management Pension Plan (the "Pension Plan"), SERP and Mr. Downey's supplemental retirement benefit agreement, and the present value of accumulated benefits as of December 31, 2009. We have omitted the column titled "Payments during the last fiscal year," because no payments were made in 2009.

PENSION BENEFITS

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)
Mr. Chesser [(1)]	Management Pension Plan	6.5	274,002
	Supplemental Executive Retirement Plan	13	1,990,291
Mr. Bassham	Management Pension Plan	4	83,494
	Supplemental Executive Retirement Plan	4	67,524
Mr. Downey	Management Pension Plan	9.5	403,431
	Supplemental Executive Retirement Plan	9.5	630,702
	Supplemental Executive Retirement Plan	n/a	696,664
Mr. Marshall [(1)]	Management Pension Plan	4	119,620
	Supplemental Executive Retirement Plan	8	473,884
Ms. Curry	Management Pension Plan	4.5	116,583
	Supplemental Executive Retirement Plan	4.5	110,524

(1) Messrs. Chesser and Marshall are credited with two years of service for every one year of service earned under our pension plan, with such amount payable under our SERP. Without this augmentation, Messrs. Chesser and Marshall would have accrued $857,193 and $350,364, respectively, under the SERP.

Our NEOs, participate in the Pension Plan and the SERP. In 2007, our management employees were given a one-time election to remain under the existing terms of the Pension Plan (the "Old Retirement Plan"), or to elect a new retirement program (the "New Retirement Plan") that included a slightly reduced benefit accrual formula under the Pension Plan (as well as a correspondingly reduced benefit accrual formula under the SERP for employees who participate in the SERP). Messrs. Chesser and Downey and Ms. Curry elected to remain under the Old Retirement Plan; Messrs. Bassham and Marshall elected the New Retirement Plan. We note the differences between the Old Retirement Plan and the New Retirement Plan below.

In the table above, the present value of the current accrued benefits under the Pension Plan and SERP with respect to each listed officer is based on the following assumptions: retirement at the later of (i) the age as of December 31, 2009, and (ii) the earlier of age 62 or when the sum of age and years of service equal 85; full vesting of accumulated benefits; a discount rate of 5.9%; and use of the Pension Protection Act mortality and lump sum interest rate tables.

Pension Plan

The Pension Plan is a funded, tax-qualified, noncontributory defined benefit pension plan. Benefits under the Pension Plan are based on the employee's years of service and the average annual base salary over a specified period. Employees who elected to remain in the Old Retirement Plan and retire after they reach 65, or whose age and years of service add up to 85 (the "Rule of 85"), are entitled under the Pension Plan to a total monthly annuity for the rest of their life (a "single life" annuity) equal to 50% of their average base monthly salary for the period of 36 consecutive months in which their earnings were highest. This reflects an accrual rate of 1.67% per year, capped at 30 years of service. The 50% annuity will be proportionately reduced if years of credited service are less than 30. Employees may also elect to retire and receive an unreduced benefit at age 62 with at least 5 years of credited service, in which case the benefit is based on their average base monthly salary for the period of 48 consecutive months in which their earnings were highest. If the benefit commences prior to age 62, it is reduced by 3% for each year that commencement precedes age 62. Employees may elect other annuity options, such as joint and survivor annuities or annuities with payments guaranteed for a period of time. The present value of each annuity option is the same; however, the monthly amounts payable under these options are less than the amount payable under the single life annuity option. Employees also may elect to receive their retirement benefits in a lump sum equal to the actuarial equivalent of a single life pension under the Pension Plan. Of our NEOs, only Mr. Downey and Mr. Chesser were eligible for early retirement benefits under the Pension Plan as of the end of 2009. Mr. Downey's early retirement benefit would have been a monthly annuity equal to 15.9% of average base monthly salary during the period of 48 consecutive months in which earnings were highest. Mr. Chesser's early retirement benefit would have been a monthly annuity equal to 10.7% of average base monthly salary during the period of 60 consecutive months in which earnings were highest. The compensation covered by the Pension Plan excludes any bonuses or other compensation. The amount of annual earnings that may be considered in calculating benefits under the Pension Plan is limited by law. For 2009, the annual limitation is $245,000.

Employees, such as Messrs. Bassham and Marshall, who elected the New Retirement Plan, retain the benefit they accrued as of December 31, 2007, under the old formula with the old early retirement reductions. Participants in the New Retirement Plan also earn a benefit equal to 1.25% of their final average base earnings (averaged over 48 consecutive months), multiplied by the years of credited service earned after 2007. There is no cap on the years of credited service that can be earned. Employees under the New Retirement Plan may begin receiving their retirement benefit at age 55, but with a 5% per year reduction for each year before age 62. There is no Rule of 85 for post-2007 accrued benefits; however, participants may receive post-2007 accrued benefits (subject to the 5% per year reduction if they retire before age 62) when they start receiving pre-2008 accrued benefits. Participants in the New Retirement Plan may receive only their pre-2008 accrued benefits in a lump sum; post-2007 benefits must be taken in the form of one of the annuities described in the preceding paragraph.

SERP

The SERP is unfunded and provides out of general assets an amount substantially equal to the difference between the amount that would have been payable under the Pension Plan in the absence of tax laws limiting pension benefits and earnings that may be considered in calculating pension benefits, and the amount actually payable under the Plan. For participants under the Old Retirement Plan, it adds an additional ⅓% of highest average annual base salary for each year of credited service when the executive was eligible for supplemental benefits, up to a maximum of 30 years, and also makes up the difference (if any) between using a 36-month earnings averaging period and the averaging period used for the participant's benefits under the Pension Plan. Participants under the New Retirement Plan receive this same benefit; however, there is no cap on the years of credited service for benefits accrued after 2007. As mentioned, Messrs. Chesser and Marshall are credited with two years of service for every one year of service earned under our Pension Plan, with such amount payable under the SERP. Participants may elect the timing of the receipt of their benefits, as well as the form of their benefits (a lump sum payment or a variety of annuity options, all of which have the same present value). All of our NEOs have elected to receive their benefits upon separation from service, and all except Ms. Curry have elected to receive their benefits in a lump sum. For participants, such as our NEOs, who are "specified employees" under Internal Revenue Code Section 409A and who elect payment on separation of service, payment will be made, or commence, on the first business day of the seventh calendar month following their separation from service.

Supplemental Retirement Benefit

As discussed, Mr. Downey has an agreement with the Company providing for a supplemental lump sum retirement benefit of $700,000 if he retires after he reaches the age of 65. For the present value of this supplemental retirement benefit, we used the same assumptions as for the Pension Plan and SERP present values, except that we assumed retirement at age 65, because the agreement provides no retirement benefits if he retires before age 65. Mr. Downey turned 65 in January 2010, and he is now eligible to receive this benefit.

NONQUALIFIED DEFERRED COMPENSATION

Name (a)	Executive Contribution in Last FY [1] ($) (b)	Registrant Contributions in Last FY [2] ($) (c)	Aggregate Earnings in Last FY [3] ($) (d)	Aggregate withdrawals/ distributions ($) (e)	Aggregate Balance at Last FYE [4] ($) (f)
Mr. Chesser	647,200	16,650	148,085	—	2,209,482
Mr. Bassham	12,000	10,500	18,416	—	212,204
Mr. Downey	337,263	7,950	184,403	—	2,297,428
Mr. Marshall	513,920	9,300	127,573	—	1,812,925
Ms. Curry	60,000	2,250	78,785	—	889,302

(1) All of the amounts deferred are included in the Summary Compensation Table. The amounts of 2009 salary deferred are: Mr. Chesser, $120,000; Mr. Bassham, $12,000; Mr. Downey, $102,000; Mr. Marshall, $200,000; and Ms. Curry, $60,000. The amounts of 2009 deferred non-equity incentive plan compensation are: Mr. Chesser, $527,200; Mr. Downey, $235,263; and Mr. Marshall, $313,920.

(2) The entire amount shown in this column for each NEO is included in the amount shown for each NEO in the "All Other Compensation" column in the Summary Compensation Table.

(3) Only the above-market earnings are reported in the Summary Compensation Table. The above-market earnings were: Mr. Chesser, $68,394; Mr. Bassham, $8,506; Mr. Downey, $85,168; Mr. Marshall, $58,920; and Ms. Curry $36,387.

(4) The following amounts reported in this column were reported as compensation to the NEOs in the Summary Compensation Tables for previous years: Mr. Chesser, $163,560 (2008) and $155,092 (2007); Mr. Bassham, $17,218 (2008) and $18,619 (2007); Mr. Downey, $154,243 (2008) and $145,361 (2007); and Mr. Marshall, $212,554 (2008) and $196,358 (2007). Ms. Curry was not a NEO prior to 2009.

Our deferred compensation plan (the "DCP") is a nonqualified and unfunded plan. It allows selected employees, including our NEOs, to defer the receipt of compensation. There are different deferral provisions for those participants, such as Messrs. Chesser and Downey and Ms. Curry, who elected the Old Retirement Plan, and those for participants, such as Messrs. Bassham and Marshall, who elected the New Retirement Plan. Old Retirement Plan participants may defer up to 50% of base salary and 100% of awards under annual incentive plans. The DCP provides for a matching contribution in an amount equal to 50% of the first 6% of the base salary deferred by Old Retirement Plan participants, reduced by the amount of the matching contribution made for the year to the participant's account under our Employee Savings Plus Plan, as described in our CD&A. For New Retirement Plan participants, the DCP provides for a matching contribution in an amount equal to 100% of the first 6% of the base salary, bonus and incentive pay deferred, reduced by the amount of the matching contribution made for the year to the participant's account under the 401(k) Plan. An earnings rate is applied to the deferral amounts. This rate is determined annually by the Compensation and Development Committee and is based on the Company's weighted average cost of capital. The rate was set at 9.7% for 2009. Interest is compounded monthly on deferred amounts. Participants may elect prior to rendering services for which the compensation relates when deferred amounts are paid to them: either at a specified date, or upon separation from service. All of our NEOs, except Mr. Chesser, have elected to have the payments made as of their separation from service. Mr. Bassham and Ms. Curry have elected to receive a lump sum payment; our other NEOs have elected to receive annual payments over a five year period. For participants, such as our NEOs, who are "specified employees" under Internal Revenue Code Section 409A and who elect payment on separation of service, payment will be made, or commence, on the first business day of the seventh calendar month following their separation from service.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Our NEOs are eligible to receive payments in connection with termination of their employment, as explained in this section.

Payments under Change in Control Severance Agreements

We have Change in Control Severance Agreements ("Change in Control Agreements") with our NEOs, specifying the benefits payable in the event their employment is terminated within two years of a "Change in Control" or within a "protected period." Generally, a "Change in Control" occurs if:

- any person (as defined by SEC regulations) becomes the beneficial owner of at least 35% of our outstanding voting securities;
- a change occurs in the majority of our Board; or
- a merger, consolidation, reorganization or similar transaction is consummated (unless our shareholders continue to hold at least 60% of the voting power of the surviving entity), or a liquidation, dissolution or a sale of substantially all of our assets occurs or is approved by our shareholders.

A "protected period" starts when:

- we enter into an agreement that, if consummated, would result in a Change in Control;
- we, or another person, publicly announces an intention to take or to consider taking actions which, if consummated, would constitute a Change in Control;
- any person (as defined by SEC regulations) becomes the beneficial owner of 10% or more of our outstanding voting securities; or
- our Board, or our shareholders, adopt a resolution approving any of the foregoing matters or approving a Change in Control.

The protected period ends when the Change in Control transaction is consummated, abandoned or terminated. GMO's acquisition in July 2008 did not constitute a "Change in Control" under our Change in Control Agreements.

The Company also believes that the occurrence, or potential occurrence, of a change in control transaction will create uncertainty regarding the continued employment of our executive officers. This uncertainty results from the fact that many change in control transactions result in significant organizational changes, particularly at the senior executive level. We believe these change in control arrangements effectively create incentives for our executive team to build stockholder value and to obtain the highest value possible should we be acquired in the future, despite the risk of losing employment and potentially not having the opportunity to otherwise vest in equity awards which are a significant component of each executive's compensation. These agreements are designed to encourage our NEOs to remain employed with the Company during an important time when their prospects for continued employment following the transaction could be uncertain. Because we believe that a termination by the executive for good reason may be conceptually the same as a termination by the Company without cause, and because we believe that in the context of a change in control, potential acquirors would otherwise have an incentive to constructively terminate the executive's employment to avoid paying severance, we believe it is appropriate to provide severance benefits in these circumstances.

Our change in control arrangements are "double trigger," meaning that acceleration of vesting is not awarded upon a change in control, unless the NEO's employment is terminated involuntarily (other than for cause) within 2 years of a Change in Control or protected period. We believe this structure strikes a balance between the incentives and the executive hiring and retention considerations described above, without providing these benefits to executives who continue to enjoy employment with an acquiring company in the event of a change in control transaction. We also believe this structure is more attractive to potential acquiring companies, who may place significant value on retaining members of our executive team and who may perceive this goal to be undermined if executives receive significant acceleration payments in connection with such a transaction and are no longer required to continue employment to earn the remainder of their equity awards.

The benefits under the Change in Control Agreements depend on the circumstances of termination. The benefits are greater if the employee is not terminated for "Cause," or if the employee terminates employment for "Good Reason." "Cause" includes:

- a material misappropriation of any funds, confidential information or property;
- the conviction of, or the entering of, a guilty plea or plea of no contest with respect to a felony (or equivalent);
- willful damage, willful misrepresentation, willful dishonesty, or other willful conduct that can reasonably be expected to have a material adverse effect on the Company; or
- gross negligence or willful misconduct in performance of the employee's duties (after written notice and a reasonable period to remedy the occurrence).

An employee has "Good Reason" to terminate employment if:

- there is any material and adverse reduction or diminution in position, authority, duties or responsibilities below the level provided at any time during the 90-day period before the "protected period";
- there is any reduction in annual base salary after the start of the "protected period";
- there is any reduction in benefits below the level provided at any time during the 90-day period prior to the "protected period"; or
- the employee is required to be based at any office or location that is more than 70 miles from where the employee was based immediately before the start of the "protected period."

Our Change in Control Agreements also have covenants prohibiting the disclosure of confidential information and preventing the employee from participating or engaging in any business that, during the employee's employment, is in direct competition with the business of the Company within the United States (without prior written consent which, in the case of termination, will not be unreasonably withheld).

Change in Control with Termination of Employment

The following table sets forth our payment obligations under the Change in Control Agreements, existing awards of restricted stock and performance shares, SERP and DCP under the circumstances specified upon a termination of employment for our NEOs. The amounts shown in the table for each NEO are based on the assumptions that the termination took place on December 31, 2009, that all 2009 vacation was taken or paid during the year, and the NEO was paid for all salary earned through the date of termination. The table does not reflect amounts that would be payable to the NEOs for benefits or awards that already vested. Please refer to the "Pension Benefits" section for information regarding benefits available under the Pension Plan.

Benefit	Mr. Chesser ($)	Mr. Bassham ($)	Mr. Downey ($)	Mr. Marshall ($)	Ms. Curry ($)
Two Times or Three Times Salary [1]	2,400,000	840,000	1,530,000	800,000	640,000
Two Times or Three Times Bonus [2]	1,192,735	182,824	593,933	200,554	136,424
Annual Bonus [3]	1,054,400	332,136	470,526	313,920	210,880
DCP payment [4]	—	222,398	2,161,232	1,571,009	932,024
SERP payment [5]	2,321,818	173,342	689,308	654,418	254,444
Additional Retirement Benefits [6]	1,589,008	266,758	1,144,486	408,847	236,493
Supplemental Retirement and Severance [7]	—	—	700,000	—	—
Performance Share Awards Vesting [8]	1,787,480	468,775	854,992	450,170	337,046
Restricted Stock Vesting [9]	2,868,124	2,034,128	1,561,464	838,206	710,794
Option Dividends Vesting [10]	—	—	52,280	—	—
401(k) Employer Match Vesting	—	—	—	—	4,487
Health and Welfare [11]	186,690	73,535	140,394	75,313	72,095
Accrued 2010 Vacation	61,538	32,308	39,231	30,769	24,615
Deferred Compensation Plan Employer Match Vesting	—	—	—	—	3,863
Tax Gross-Up [12]	3,241,601	873,464	1,875,036	829,833	664,579
Total	16,703,394	5,499,668	11,812,882	6,173,039	4,227,744

(1) Messrs. Chesser and Downey receive three times their highest annual base salary, and Messrs. Bassham and Marshall and Ms. Curry receive two times their highest annual base salary, during the twelve-month period prior to the date of termination.

(2) Messrs. Chesser and Downey receive three times their highest average annualized annual incentive compensation awards during the five fiscal years (or, if less, the years they were employed by the company) immediately preceding the fiscal year in which the Change in Control occurs. Messrs. Bassham and Marshall and Ms. Curry receive two times their highest average annualized annual incentive compensation awards.

(3) The Change in Control Agreements provide for a bonus at least equal to the average annualized incentive awards paid to the NEO during the last five fiscal years of the Company (or the number of years the NEO worked for the Company) immediately before the fiscal year in which the Change in Control occurs, pro rated for the number of days employed in that year. As the NEOs would have been eligible to receive the full amount of the 2009 annual incentive plan payments, which are greater than the annualized pro rata bonus amounts, the 2009 annual incentive plan payments are shown.

(4) Messrs. Downey and Marshall elected to have their DCP balances paid out in substantially equal annual installments over five years when they separate from service. Mr. Bassham and Ms. Curry elected to have their DCP balances paid out in a lump sum when they separate from service. Because these four NEOs are "specified employees" under Internal Revenue Code Section 409A, payments triggered by a separation from service must be delayed for six months. Thus, the amounts shown for them reflect their DCP account balances as of December 31, 2009, plus interest on the balances through June 30, 2010. The total amount of DCP payments to Messrs. Downey and Marshall will differ from the amounts shown, due to the five year payout; as the DCP interest rate is subject to change by the Board, it is not possible to estimate the total amounts that would be paid. The payment of Mr. Chesser's DCP balance is not triggered by a separation from service, and thus is excluded from the table.

(5) All of our NEOs have elected to have their SERP benefits paid in a lump sum upon separation from service, except for Ms. Curry, who elected to have her SERP benefit paid in the form of a 50% joint pension. The amounts shown on this line reflects the benefits payable under the SERP as of June 30, 2010, reflecting the required Section 409A delay; the additional benefit arising from additional years of service credited upon a Change in Control is provided on the next line.

(6) The amounts reflect the present value of the benefit arising from additional years of service credited upon a Change in Control. Mr. Chesser is credited with two years for every one year of credited service under the Pension Plan, plus six additional years of credited service. Mr. Downey is credited for three additional years of service. Mr. Marshall is credited for two years for every one year of credited service under the Pension Plan, plus four additional years of credited service. Mr. Bassham is credited for two additional years of service. These benefits are paid through our SERP.

(7) Mr. Downey's supplemental retirement and severance benefit agreement provided for a $700,000 payment if the Company terminated his employment without Cause prior to age 65.

(8) In the event of a "change in control" (which is generally consistent with the definition of a Change in Control in the Change in Control Agreements, except that the beneficial ownership threshold percentage is lower), our LTIP provides that all pre-May 2007 performance share grants (unless awarded less than six months prior to the change in control) are deemed to have been fully earned. Grants after April 2007 have an additional condition that the grantee's employment must have been terminated without Cause or for Good Reason. The amounts shown for each person reflect the aggregate target number of performance shares, valued at the $19.39 closing price of our stock on December 31, 2009, plus accrued cash dividends.

(9) In the event of a "change in control" (which is generally consistent with the definition of a Change in Control in the Change in Control Agreements, except that the beneficial ownership threshold percentage is lower), our LTIP provides that all restrictions on pre-May 2007 restricted stock grants are removed. Grants after April 2007 have an additional condition that the grantee's employment must have been terminated without Cause or for Good Reason. The amounts shown for each person reflect the aggregate number of restricted stock grants outstanding as of December 31, 2009, plus reinvested dividends carrying the same restrictions, valued at the $19.39 closing price of our stock on that date.

(10) Certain of Mr. Downey's stock option grants provide for the payment of accrued dividends upon a Change in Control, as described in the next section.

(11) The amounts include medical, accident, disability, and life insurance and are estimated based on our current COBRA premiums for medical coverage and indicative premiums for private insurance coverage for the individuals.

(12) The Change in Control Agreements generally provide for an additional payment to cover excise taxes imposed by Section 4999 of the Internal Revenue Code ("Section 280G gross-up payments"). We have calculated these payments based on the estimated payments discussed above, as well as the acceleration of equity awards that are discussed in more detail below. In calculating these payments, we did not make any reductions for the value of reasonable compensation for pre-Change in Control period and post-Change in Control period service, such as the value attributed to non-compete provisions. In the event that payments are due under Change in Control Agreements, we would perform evaluations to determine the reductions attributable to these services.

Change in Control without Termination of Employment

Upon a Change in Control, all restrictions on outstanding unvested restricted stock and unvested restricted stock options granted prior to the May 2007 amendments to our LTIP held by our NEOs would vest, and all outstanding performance share grants that were granted prior to May 2007 would be deemed to have been fully earned, even if the NEO continues employment throughout the protected period. The following table sets forth the value of the restricted stock and the target level of performance shares for the 2007-2009 performance period (using the December 31, 2009, closing price of our stock) plus accrued dividends payable under these pre-May 2007 grants to the indicated NEOs, assuming a Change in Control as of December 31, 2009.

	Mr. Chesser ($)	Mr. Bassham ($)	Mr. Downey ($)	Mr. Marshall ($)	Ms. Curry ($)
Performance Shares	220,782	56,096	109,743	57,814	48,328
Restricted Stock	1,122,972	339,403	618,774	340,934	332,480

Mr. Downey holds stock options that are currently exercisable. He has limited stock appreciation rights on 45,249 option shares, which entitle him, in the event of a Change in Control, to receive cash in an amount equal to the difference between the fair market value, as of the date of the event, of the shares underlying the stock appreciation rights and the aggregate base or exercise price of these options. Of those option shares, 5,249 option shares also carry rights to accrued dividends upon option exercise or in the event of a Change in Control. No amount would have been paid on the limited stock appreciation rights if a Change in Control occurred on December 31, 2009, because the fair market value on that date was less than the exercise prices of these options. Mr. Downey would have been entitled to receive $52,280, less applicable withholding taxes, respecting the accrued dividends on the 5,249 option shares.

Retirement

Upon retirement the NEO would receive all accrued and unpaid salary, vacation and benefits, and the SERP and DCP benefits discussed above. Please refer to the "Pension Benefits" section for information regarding benefits available under the Pension Plan. As of December 31, 2009, Messrs. Chesser and Downey were eligible to participate in our management employee retiree medical benefit plans. As with any other eligible management employee retiree, we would have paid 40% of the monthly premiums (which would have initially been $584 and $584 for Messrs. Chesser and Downey, respectively) until they became eligible for Medicare. At that time, they would be eligible to participate in our retiree "Medicare Plus" plan, which covers most Medicare-covered expenses that are not paid by Medicare. We currently subsidize retirees' premiums for this plan, and Messrs. Chesser and Downey would be eligible for 22% and 32% of the subsidy amount in effect at that time, based on their years of credited service as of December 31, 2009.

Restricted stock and performance share awards granted before May 2007 are prorated in the event of retirement, death or disability for service during the applicable periods. As the 2007-2009 performance period ended on December 31, 2009, there would have been no proration; however, the restricted stock awards granted in 2007 vested on February 6, 2010, and would have been subject to proration. The following table provides the value of these performance shares and prorated restricted stock (using the December 31, 2009, closing price of our stock) plus accrued dividends.

	Mr. Chesser ($)	Mr. Bassham ($)	Mr. Downey ($)	Mr. Marshall ($)	Ms. Curry ($)
Performance Shares	220,782	56,096	109,743	57,814	48,328
Restricted Stock	1,085,016	327,931	597,859	329,410	321,242

The remaining performance share and restricted stock awards are forfeited upon retirement, unless the Compensation and Development Committee took other action in its sole discretion. Mr. Downey's outstanding options expire three months after his retirement.

Retirees are eligible for a prorated portion of annual incentive plan awards. There would have been no proration for a December 31, 2009 retirement, and the amounts of the 2009 awards are set out in column (g) of the Summary Compensation Table.

Death or Disability

In the event of death or disability, the NEO would receive all accrued and unpaid salary, vacation and benefits, and the SERP and DCP benefits discussed above. Please refer to the "Pension Benefits" section for information regarding benefits available under the Pension Plan. In addition, the outstanding performance share, restricted stock and annual incentive plan awards would have been payable as described in the "Retirement" section above. If Mr. Downey had died or become disabled as of December 31, 2009, a lump sum payment of $696,664 would have been payable under his supplemental retirement and severance benefit agreement, and his outstanding options would have expired in twelve months.

Resignation or Termination

In the event of resignation or termination, the NEO would receive all accrued and unpaid salary, vacation and benefits, and the SERP and DCP benefits discussed above. Please refer to the "Pension Benefits" section for information regarding benefits available under the Pension Plan. The NEO would also be entitled to continue health insurance benefits, at his or her own cost, as mandated by COBRA. All outstanding equity and annual incentive awards would have terminated, unless the Compensation and Development Committee took other action in its sole discretion.

Mr. Chesser's employment offer letters provide that if he is terminated without cause, he will receive three times annual salary and bonus (if terminated prior to age 63), or one-time salary and bonus (if terminated between age 63 and before age 65). If Mr. Chesser had been terminated without cause as of December 31, 2009 (and assuming that the Change in Control Agreement was not applicable), he would have received $4,800,000 under this arrangement.

Mr. Marshall's employment offer letter provides that if he is terminated without cause, he will receive a severance amount equal to the target payment under the annual incentive plan plus two times his annual base salary. If Mr. Marshall had been terminated without cause as of December 31, 2009 (and assuming that the Change in Control Agreement was not applicable), he would have received $1,040,000 under this arrangement.

Mr. Downey's supplemental retirement and severance benefit agreement provided for a $700,000 lump sum payment if the Company terminated Mr. Downey's employment before age 65 (other than for Cause), or if Mr. Downey terminated employment before age 65 for Good Reason. As noted above, Mr. Downey is now age 65.

OTHER BUSINESS

Great Plains Energy is not aware of any other matters that will be presented for shareholder action at the Annual Meeting. If other matters are properly introduced, the persons named in the accompanying proxy will vote the shares they represent according to their judgment.

By Order of the Board of Directors



Barbara B. Curry
Senior Vice President—Human Resources and Corporate Secretary

Kansas City, Missouri
March 24, 2010

(This page has been left blank intentionally.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Form 10-K

Commission File Number	Exact name of registrant as specified in charter, state of incorporation, address of principal executive offices and telephone number	I.R.S. Employer Identification Number
001-32206	**GREAT PLAINS ENERGY INCORPORATED** (A Missouri Corporation) 1200 Main Street Kansas City, Missouri 64105 (816) 556-2200 www.greatplainsenergy.com	43-1916803
000-51873	**KANSAS CITY POWER & LIGHT COMPANY** (A Missouri Corporation) 1200 Main Street Kansas City, Missouri 64105 (816) 556-2200 www.kcpl.com	44-0308720

Received SEC
MAR 2 4 2010
Washington, DC 20549

Each of the following classes or series of securities registered pursuant to Section 12(b) of the Act is registered on the New York Stock Exchange:

Registrant	Title of each class	
Great Plains Energy Incorporated	Cumulative Preferred Stock par value $100 per share	3.80%
	Cumulative Preferred Stock par value $100 per share	4.50%
	Cumulative Preferred Stock par value $100 per share	4.35%
	Common Stock without par value	
	Corporate Units	

Securities registered pursuant to Section 12(g) of the Act: Kansas City Power & Light Company Common Stock without par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Great Plains Energy Incorporated Yes ☒ No☐ Kansas City Power & Light Company Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Great Plains Energy Incorporated Yes ☐ No ☒ Kansas City Power & Light Company Yes☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Great Plains Energy Incorporated Yes ☒ No ☐ Kansas City Power & Light Company Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or shorter period that the registrant was required to submit and post such files).

Great Plains Energy Incorporated Yes ☐ No ☐ Kansas City Power & Light Company Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K.

Great Plains Energy Incorporated ☐ Kansas City Power & Light Company ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Great Plains Energy Incorporated	Large accelerated filer ☒		Accelerated filer ☐	
	Non-accelerated filer ☐		Smaller reporting company ☐	
Kansas City Power & Light Company	Large accelerated filer ☐		Accelerated filer ☐	
	Non-accelerated filer ☒		Smaller reporting company ☐	

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Great Plains Energy Incorporated Yes ☐ No ☒ Kansas City Power & Light Company Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of Great Plains Energy Incorporated (based on the closing price of its common stock on the New York Stock Exchange on June 30, 2009) was approximately $2,101,763,626. All of the common equity of Kansas City Power & Light Company is held by Great Plains Energy Incorporated, an affiliate of Kansas City Power & Light Company.

On February 23, 2010, Great Plains Energy Incorporated had 135,362,219 shares of common stock outstanding. On February 23, 2010, Kansas City Power & Light Company had one share of common stock outstanding and held by Great Plains Energy Incorporated.

Kansas City Power & Light Company meets the conditions set forth in General Instruction (I)(1)(a) and (b) of Form 10-K and is therefore filing this Form 10-K with the reduced disclosure format.

Documents Incorporated by Reference

Portions of the 2010 annual meeting proxy statement of Great Plains Energy Incorporated to be filed with the Securities and Exchange Commission are incorporated by reference in Part III of this report.

TABLE OF CONTENTS

This combined annual report on Form 10-K is being filed by Great Plains Energy Incorporated (Great Plains Energy) and Kansas City Power & Light Company (KCP&L). KCP&L is a wholly owned subsidiary of Great Plains Energy and represents a significant portion of its assets, liabilities, revenues, expenses and operations. Thus, all information contained in this report relates to, and is filed by, Great Plains Energy. Information that is specifically identified in this report as relating solely to Great Plains Energy, such as its financial statements and all information relating to Great Plains Energy's other operations, businesses and subsidiaries, including KCP&L Greater Missouri Operations Company (GMO), does not relate to, and is not filed by, KCP&L. KCP&L makes no representation as to that information. Neither Great Plains Energy nor its other subsidiaries have any obligation in respect of KCP&L's debt securities and holders of such securities should not consider Great Plains Energy's or its other subsidiaries' financial resources or results of operations in making a decision with respect to KCP&L's debt securities. Similarly, KCP&L has no obligation in respect of securities of Great Plains Energy or its other subsidiaries.

CAUTIONARY STATEMENTS REGARDING CERTAIN FORWARD-LOOKING INFORMATION

Statements made in this report that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, the outcome of regulatory proceedings, cost estimates of the Comprehensive Energy Plan and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the registrants are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs, including but not limited to possible further deterioration in economic conditions and the timing and extent of any economic recovery; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and KCP&L; changes in business strategy, operations or development plans; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates the companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts; increased competition including, but not limited to, retail choice in the electric utility industry and the entry of new competitors; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; ability to achieve generation planning goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of additional generating capacity and environmental projects; nuclear operations; workforce risks, including, but not limited to, retirement compensation and benefits costs; the timing and amount of resulting synergy savings from the GMO acquisition; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Part I Item 1A Risk Factors included in this report should be carefully read for further understanding of potential risks for each of Great Plains Energy and KCP&L. Other sections of this report and other periodic reports filed by each of Great Plains Energy and KCP&L with the Securities and Exchange Commission (SEC) should also be read for more information regarding risk factors. Each forward-looking statement speaks only as of the date of the particular statement. Great Plains Energy and KCP&L undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Form 10-K

GLOSSARY OF TERMS

The following is a glossary of frequently used abbreviations or acronyms that are found throughout this report.

Abbreviation or Acronym	Definition
AFUDC	Allowance for Funds Used During Construction
ARO	Asset Retirement Obligation
BART	Best available retrofit technology
Black Hills	Black Hills Corporation
Board	Great Plains Energy Board of Directors
CAIR	Clean Air Interstate Rule
CAMR	Clean Air Mercury Rule
Clean Air Act	Clean Air Act Amendments of 1990
CO_2	Carbon Dioxide
Collaboration Agreement	Agreement among KCP&L, the Sierra Club and the Concerned Citizens of Platte County
Company	Great Plains Energy Incorporated and its subsidiaries
DOE	Department of Energy
EBITDA	Earnings before interest, income taxes, depreciation and amortization
ECA	Energy Cost Adjustment
EIRR	Environmental Improvement Revenue Refunding
EPA	Environmental Protection Agency
EPS	Earnings per common share
ERISA	Employee Retirement Income Security Act of 1974, as amended
FAC	Fuel Adjustment Clause
FASB	Financial Accounting Standards Board
FELINE PRIDES^{SM}	Flexible Equity Linked Preferred Increased Dividend Equity Securities, a service mark of Merrill Lynch & Co., Inc.
FERC	The Federal Energy Regulatory Commission
FGIC	Financial Guaranty Insurance Company
FSS	Forward Starting Swaps
GAAP	Generally Accepted Accounting Principles
GMO	KCP&L Greater Missouri Operations Company, a wholly owned subsidiary of Great Plains Energy as of July 14, 2008
Great Plains Energy	Great Plains Energy Incorporated and its subsidiaries
HSS	Home Service Solutions Inc., a wholly owned subsidiary of KLT, Inc.
ISO	Independent System Operator
KCC	The State Corporation Commission of the State of Kansas
KCP&L	Kansas City Power & Light Company, a wholly owned subsidiary of Great Plains Energy
KDHE	Kansas Department of Health and Environment
KLT Inc.	KLT Inc., a wholly owned subsidiary of Great Plains Energy
KLT Investments	KLT Investments Inc., a wholly owned subsidiary of KLT Inc.
KW	Kilowatt
kWh	Kilowatt hour
MACT	Maximum achievable control technology
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MDNR	Missouri Department of Natural Resources
MGP	Manufactured gas plant
MISO	Midwest Independent Transmission System Operator, Inc.

Abbreviation or Acronym	Definition
MPS Merchant	MPS Merchant Services, Inc., a wholly owned subsidiary of GMO
MPSC	Public Service Commission of the State of Missouri
MW	Megawatt
MWh	Megawatt hour
NERC	North American Electric Reliability Corporation
NEIL	Nuclear Electric Insurance Limited
NO_x	Nitrogen oxide
NPNS	Normal Purchases and Normal Sales
NRC	Nuclear Regulatory Commission
NYMEX	New York Mercantile Exchange
OCI	Other Comprehensive Income
PCB	Polychlorinated biphenyls
PPA	Pension Protection Act of 2006
PRB	Powder River Basin
QCA	Quarterly Cost Adjustment
Receivables Company	Kansas City Power & Light Receivables Company, a wholly owned subsidiary of KCP&L
RTO	Regional Transmission Organization
SCR	Selective catalytic reduction
SEC	Securities and Exchange Commission
SERP	Supplemental Executive Retirement Plan
Services	Great Plains Energy Services Incorporated, a wholly owned subsidiary of Great Plains Energy
SO_2	Sulfur dioxide
SPP	Southwest Power Pool, Inc.
STB	Surface Transportation Board
Strategic Energy	Strategic Energy, L.L.C.
Syncora	Syncora Guarantee Inc.
T - Lock	Treasury Lock
Union Pacific	Union Pacific Railroad Company
WCNOC	Wolf Creek Nuclear Operating Corporation
Westar	Westar Energy, Inc., a Kansas utility company
Wolf Creek	Wolf Creek Generating Station

PART I

ITEM 1. BUSINESS

General
Great Plains Energy Incorporated and Kansas City Power & Light Company are separate registrants filing this combined annual report. The terms "Great Plains Energy," "Company," and "KCP&L" are used throughout this report. "Great Plains Energy" and the "Company" refer to Great Plains Energy Incorporated and its consolidated subsidiaries, unless otherwise indicated. "KCP&L" refers to Kansas City Power & Light Company and its consolidated subsidiaries. "Companies" refers to Great Plains Energy Incorporated and its consolidated subsidiaries and KCP&L and its consolidated subsidiaries.

Form 10-K

Information in other Items of this report as to which reference is made in this Item 1. is hereby incorporated by reference in this Item 1. The use of terms such as "see" or "refer to" shall be deemed to incorporate into this Item 1. the information to which such reference is made.

GREAT PLAINS ENERGY INCORPORATED

Great Plains Energy, a Missouri corporation incorporated in 2001 and headquartered in Kansas City, Missouri, is a public utility holding company and does not own or operate any significant assets other than the stock of its subsidiaries. Great Plains Energy's wholly owned direct subsidiaries with operations or active subsidiaries are as follows:

- KCP&L is an integrated, regulated electric utility that provides electricity to customers primarily in the states of Missouri and Kansas. KCP&L has one active wholly owned subsidiary, Kansas City Power & Light Receivables Company (Receivables Company).
- KCP&L Greater Missouri Operations Company (GMO) is an integrated, regulated electric utility that primarily provides electricity to customers in the state of Missouri. GMO also provides regulated steam service to certain customers in the St. Joseph, Missouri area. GMO wholly owns MPS Merchant Services, Inc. (MPS Merchant), which has certain long-term natural gas contracts remaining from its former non-regulated trading operations.
- Great Plains Energy Services Incorporated (Services) obtains certain goods and third-party services for its affiliated companies.
- KLT Inc. is an intermediate holding company that primarily holds investments in affordable housing limited partnerships.

Great Plains Energy's sole reportable business segment is electric utility. For information regarding the revenues, income and assets attributable to the electric utility business segment, see Note 23 to the consolidated financial statements. Comparative financial information and discussion regarding the electric utility business segment can be found in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

The electric utility segment consists of KCP&L, a regulated utility, and, since the July 14, 2008, acquisition date of GMO, GMO's regulated utility operations which include its Missouri Public Service and St. Joseph Light & Power divisions. Electric utility serves over 820,000 customers located in western Missouri and eastern Kansas. Customers include approximately 724,000 residences, 95,000 commercial firms, and 2,300 industrials, municipalities and other electric utilities. Electric utility's retail revenues averaged approximately 85% of its total operating revenues over the last three years. Wholesale firm power, bulk power sales and miscellaneous electric revenues accounted for the remainder of electric utility's revenues. Electric utility is significantly impacted by seasonality with approximately one-third of its retail revenues recorded in the third quarter. Electric utility's total electric revenues were 100% of Great Plains Energy's revenues over the last three years. Electric utility's net income accounted for approximately 104%, 119% and 130% of Great Plains Energy's income from continuing operations in 2009, 2008 and 2007, respectively.

Regulation

KCP&L and GMO are regulated by the Public Service Commission of the State of Missouri (MPSC), and KCP&L is also regulated by The State Corporation Commission of the State of Kansas (KCC), with respect to retail rates, certain accounting matters, standards of service and, in certain cases, the issuance of securities, certification of facilities and service territories. KCP&L and GMO are also subject to regulation by the Federal Energy Regulatory Commission (FERC) with respect to transmission, wholesale sales and rates, and other matters, the Southwest Power Pool, Inc. (SPP) and the North American Electric Reliability Corporation (NERC). KCP&L has a 47% ownership interest in the Wolf Creek Generating Station (Wolf Creek), which is subject to regulation by the Nuclear Regulatory Commission (NRC), with respect to licensing, operations and safety-related requirements.

Missouri and Kansas jurisdictional retail revenues averaged approximately 70% and 30%, respectively, of electric utility's total retail revenues in 2009. See Item 7. MD&A, Critical Accounting Policies section and Note 7 to the consolidated financial statements for additional information concerning regulatory matters.

In December 2009, KCP&L filed a rate increase request with KCC, with new rates expected to be effective in the fourth quarter of 2010. See Note 7 to the consolidated financial statements for additional information.

Competition

Missouri and Kansas continue on the fully integrated utility model and no legislation authorizing retail choice has been introduced in Missouri or Kansas for several years. As a result, electric utility does not compete with others to supply and deliver electricity in its franchised service territory, although other sources of energy can provide alternatives to electric utility customers. If Missouri or Kansas were to pass and implement legislation authorizing or mandating retail choice, electric utility may no longer be able to apply regulated utility accounting principles to deregulated portions of its operations and may be required to write off certain regulatory assets and liabilities.

Electric utility competes in the wholesale market to sell power in circumstances when the power it generates is not required for customers in its service territory. In this regard, electric utility competes with owners of other generating stations and other power suppliers, principally utilities in its region, on the basis of availability and price. Electric utility's wholesale revenues averaged approximately 13% of its total revenues over the last three years.

Power Supply

Electric utility has over 6,000 MWs of generating capacity. The projected peak summer demand for 2010 is 5,515 MW. Electric utility expects to meet its projected capacity requirements through 2018 with its generation assets, capacity purchases and demand-side management and efficiency programs. As part of KCP&L's Comprehensive Energy Plan, electric utility expects to have Iatan No. 2, a coal-fired plant, in service in the fall of 2010, which will add approximately 620 MW (electric utility's share) to electric utility's generating capacity.

KCP&L and GMO are members of the SPP. SPP is a Regional Transmission Organization (RTO) mandated by FERC to ensure reliable supply of power, adequate transmission infrastructure and competitive wholesale prices of electricity. As members of the SPP, KCP&L and GMO are required to maintain a capacity margin of at least 12% of their projected peak summer demand. This net positive supply of capacity and energy is maintained through their generation assets and capacity, power purchase agreements and peak demand reduction programs. The capacity margin is designed to ensure the reliability of electric energy in the SPP region in the event of operational failure of power generating units utilized by the members of the SPP.

Form 10-K

Fuel

The principal fuel sources for electric utility's electric generation are coal and nuclear fuel. It is expected, with normal weather, that approximately 97% of 2010 generation will come from these sources with the remainder provided by wind, natural gas and oil. The actual 2009 and estimated 2010 fuel mix and delivered cost in cents per net kWh generated are in the following table.

	Fuel Mix [a]		Fuel cost in cents per net kWh generated	
	Estimated	Actual	Estimated	Actual
Fuel	2010	2009	2010	2009
Coal	80 %	80 %	1.82	1.69
Nuclear	17	17	0.64	0.49
Natural gas and oil	2	2	9.93	14.98
Wind	1	1	-	-
Total Generation	100 %	100 %	1.80	1.66

[a] Fuel mix based on percent of net MWhs generated.

GMO's retail rates and KCP&L's retail rates in Kansas contain certain fuel recovery mechanisms. KCP&L's Missouri retail rates do not contain a fuel recovery mechanism. To the extent the price of fuel or purchased power increases significantly, or if electric utility's lower cost units do not meet anticipated availability levels, Great Plains Energy's net income may be adversely affected unless and until the increased cost could be reflected in KCP&L's Missouri retail rates.

Coal

During 2010, electric utility's generating units, including jointly owned units, are projected to burn approximately 17 million tons of coal. KCP&L and GMO have entered into coal-purchase contracts with various suppliers in Wyoming's Powder River Basin (PRB), the nation's principal supply region of low-sulfur coal, and with local suppliers. The coal to be provided under these contracts will satisfy approximately 90% of the projected coal requirements for 2010 and approximately 55% for 2011, 40% for 2012, 35% for 2013 and 25% for 2014. The remainder of the coal requirements will be fulfilled through additional contracts or spot market purchases. KCP&L and GMO have entered into coal contracts over time at higher average prices affecting coal costs for 2010 and beyond.

KCP&L and GMO have also entered into rail transportation contracts with various railroads to transport coal from the PRB to their generating units. The transportation services to be provided under these contracts will satisfy approximately 70% of the projected requirements for 2010. The remainder of coal transportation is under tariff rates. The majority of KCP&L's and GMO's rail transportation contracts expire in 2010. After 2010, rail transportation costs are anticipated to be significantly higher.

Nuclear Fuel

KCP&L owns 47% of Wolf Creek Nuclear Operating Corporation (WCNOC), the operating company for Wolf Creek, which is electric utility's only nuclear generating unit. Wolf Creek purchases uranium and has it processed for use as fuel in its reactor. This process involves conversion of uranium concentrates to uranium hexafluoride, enrichment of uranium hexafluoride and fabrication of nuclear fuel assemblies. The owners of Wolf Creek have on hand or under contract all of the uranium and conversion services needed to operate Wolf Creek through March 2014 and approximately 80% after that date through September 2018. The owners also have under contract 100% of the uranium enrichment and fabrication required to operate Wolf Creek through March 2026.

Management anticipates the cost of nuclear fuel to increase significantly in 2010, after which increases are expected to be moderate. Even with this anticipated increase, management expects nuclear fuel cost per MWh generated to remain less than the cost of generation from other fuel sources. See Note 6 to the consolidated financial statements for additional information regarding nuclear plant.

Natural Gas
At December 31, 2009, KCP&L had hedged approximately 68% and 11% of its 2010 and 2011, respectively, projected natural gas usage for generation requirements to serve retail load and firm MWh sales. At December 31, 2009, GMO had hedged approximately 55% and 3% of its 2010 and 2011, respectively, expected on-peak natural gas usage and natural gas equivalent purchased power.

Purchased Capacity and Power
KCP&L and GMO have distinct rate and dispatching areas. As a result, KCP&L and GMO do not joint-dispatch their respective generation. GMO has long-term purchased capacity and power agreements for approximately 235 MW. KCP&L purchases power to meet its customers' needs when it does not have sufficient available generation or when the cost of purchased power is less than KCP&L's cost of generation or to satisfy firm power commitments. Management believes electric utility will be able to obtain enough power to meet its future demands due to the coordination of planning and operations in the SPP region; however, price and availability of power purchases may be impacted during periods of high demand. Electric utility's purchased power, as a percentage of MWh requirements, averaged approximately 18%, 15% and 7% for 2009, 2008 and 2007, respectively.

Environmental Matters
See Note 16 to the consolidated financial statements for information regarding environmental matters.

KANSAS CITY POWER & LIGHT COMPANY

KCP&L, headquartered in Kansas City, Missouri, is an integrated, regulated electric utility that engages in the generation, transmission, distribution and sale of electricity. KCP&L serves approximately 509,000 customers located in western Missouri and eastern Kansas. Customers include approximately 450,000 residences, 57,000 commercial firms, and 2,000 industrials, municipalities and other electric utilities. KCP&L's retail revenues averaged approximately 83% of its total operating revenues over the last three years. Wholesale firm power, bulk power sales and miscellaneous electric revenues accounted for the remainder of KCP&L's revenues. KCP&L is significantly impacted by seasonality with approximately one-third of its retail revenues recorded in the third quarter. Missouri and Kansas jurisdictional retail revenues averaged approximately 56% and 44%, respectively, of total retail revenues.

GREAT PLAINS ENERGY AND KCP&L EMPLOYEES
At December 31, 2009, Great Plains Energy and KCP&L had 3,197 employees, including 1,941 represented by three local unions of the International Brotherhood of Electrical Workers (IBEW). KCP&L has labor agreements with Local 1613, representing clerical employees (expires March 31, 2013), with Local 1464, representing transmission and distribution workers (expires January 31, 2012), and with Local 412, representing power plant workers (expires February 28, 2010). An agreement has been reached and submitted for ratification with Local 412.

Executive Officers
Great Plains Energy and KCP&L have the same executive officers. All of the individuals in the following table have been officers or employees in a responsible position with the Company for the past five years except as noted in the footnotes. The executive officers were reappointed to the indicated positions by the respective boards of directors, effective January 1, 2010, for a one-year term ending on January 1, 2011, unless otherwise determined by the boards. There are no family relationships between any of the executive officers, nor any

arrangement or understanding between any executive officer and any other person involved in officer selection. Each executive officer holds the same position with GMO as he or she does with KCP&L.

Name	Age	Current Position(s)	Year First Assumed an Officer Position
Michael J. Chesser [(a)]	61	Chairman of the Board and Chief Executive Officer – Great Plains Energy and KCP&L	2003
William H. Downey [(b)]	65	President and Chief Operating Officer – Great Plains Energy and KCP&L	2000
Terry Bassham [(c)]	49	Executive Vice President - Finance and Strategic Development and Chief Financial Officer – Great Plains Energy and KCP&L	2005
Barbara B. Curry [(d)]	55	Senior Vice President – Human Resources and Corporate Secretary – Great Plains Energy and KCP&L	2005
Michael L. Deggendorf [(e)]	48	Senior Vice President – Delivery – KCP&L	2005
Scott H. Heidtbrink [(f)]	48	Senior Vice President - Supply – KCP&L	2008
John R. Marshall [(g)]	60	Executive Vice President – Utility Operations – KCP&L	2005
William G. Riggins [(h)]	51	General Counsel and Chief Legal Officer – Great Plains Energy and KCP&L	2000
Lori A. Wright [(i)]	47	Vice President and Controller – Great Plains Energy and KCP&L	2002

(a) Mr. Chesser was appointed Chairman of the Board and Chief Executive Officer of Great Plains Energy in 2003. He was appointed Chairman of the Board of KCP&L in 2003, and Chief Executive Officer of KCP&L and Chairman of the Board and Chief Executive Officer of GMO in 2008.

(b) Mr. Downey was appointed President and Chief Operating Officer of KCP&L and GMO in 2008. He was President and Chief Executive Officer of KCP&L (2003-2008) and GMO (2008).

(c) Mr. Bassham was appointed Executive Vice President – Finance and Strategic Development and Chief Financial Officer of Great Plains Energy (2005), and of KCP&L and GMO (2009). He was Chief Financial Officer of KCP&L (2005-2008) and GMO (2008). Prior to that, he was Executive Vice President, Chief Financial and Administrative Officer (2001-2005) of El Paso Electric Company.

(d) Ms. Curry was appointed Senior Vice President – Human Resources and Corporate Secretary of Great Plains Energy, KCP&L and GMO in 2008. She was Senior Vice President – Corporate Services and Corporate Secretary of Great Plains Energy (2005-2008) and Corporate Secretary of KCP&L (2005-2008).

(e) Mr. Deggendorf was appointed Senior Vice President – Delivery of KCP&L and GMO in 2008. He was Vice President – Public Affairs of Great Plains Energy (2005-2008) and Senior Director, Energy Solutions (2002-2005) of KCP&L.

(f) Mr. Heidtbrink was appointed Senior Vice President – Supply of KCP&L and GMO in 2009. He was Senior Vice President – Corporate Services of KCP&L and GMO (2008), and Vice President – Power Generation & Energy Resources (2006-2008) of GMO. In 2005, he led GMO's Six Sigma deployment into its utility operations.

(g) Mr. Marshall was appointed Executive Vice President – Utility Operations of KCP&L and GMO in 2008. He was Senior Vice President – Delivery of KCP&L (2005-2008) and GMO (2008). Prior to that, he was President of Coastal Partners, Inc., a strategy consulting company (2001-2005).

(h) Mr. Riggins was appointed General Counsel and Chief Legal Officer of Great Plains Energy, KCP&L and GMO in 2008. He was Vice President, Legal and Environmental Affairs and General Counsel of KCP&L (2005-2008) and GMO (2008) and General Counsel (2000-2005) of Great Plains Energy.

(i) Ms. Wright was appointed Vice President and Controller of Great Plains Energy, KCP&L and GMO in 2009. She was Controller of Great Plains Energy (2002-2008), KCP&L (2002-2008) and GMO (2008).

Available Information
Great Plains Energy's website is www.greatplainsenergy.com and KCP&L's website is www.kcpl.com. Information contained on the companies' websites is not incorporated herein. Both companies make available, free of charge, on or through their websites, their annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act as soon as reasonably practicable after the companies electronically file such material with, or furnish it to, the SEC. In addition, the companies make available on or through their websites all other reports, notifications and certifications filed electronically with the SEC.

The public may read and copy any materials that the companies file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. For information on the operation of the Public Reference Room, please call the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy statements and other information regarding the companies.

ITEM 1A. RISK FACTORS

Actual results in future periods for Great Plains Energy and KCP&L could differ materially from historical results and the forward-looking statements contained in this report. The companies' business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond the companies' control. Additional risks and uncertainties not presently known or that the companies' management currently believes to be immaterial may also adversely affect the companies. This information, as well as the other information included in this report and in the other documents filed with the SEC, should be carefully considered before making an investment in the securities of Great Plains Energy and KCP&L. Risk factors of KCP&L are also risk factors of Great Plains Energy.

Regulatory and Environmental Risks:

Complex utility and environmental regulation could adversely affect Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.
The companies are subject to, or affected by, extensive federal and state utility regulation, including by the MPSC, KCC, FERC, NRC, SPP and NERC. They must also comply with environmental laws, regulations, permits and agreements. The companies must address in their business planning and management of operations the effects of existing and proposed laws and regulations and potential changes in the regulatory framework, including initiatives by federal and state legislatures, RTOs, utility regulators and taxing authorities. Failure of the companies to obtain adequate rates or regulatory approvals in a timely manner, new or changed laws, regulations, standards, interpretations or other legal requirements, and increased compliance costs and potential non-compliance consequences may materially affect Great Plains Energy's and KCP&L's results of operations, financial position and cash flows. Certain of these risks are addressed in greater detail below.

The outcome of retail rate proceedings could have a material impact on the business and is largely outside the companies' control.
The rates that the companies are allowed to charge their customers are the single most important item influencing their results of operations, financial position and cash flows. These rates are subject to the determination, in large part, of governmental entities outside of the companies' control, including the MPSC, KCC (for KCP&L) and FERC. The companies are also exposed to cost-recovery shortfalls due to the inherent "regulatory lag" in the rate-setting process, especially during periods of significant cost inflation or declining retail usage, as utility rates in Missouri and Kansas are generally based on historical information and are not subject to adjustment (other than principally for fuel and purchased power for KCP&L in Kansas and for GMO) between rate cases.

As a part of the Missouri and Kansas stipulations approved by the MPSC and KCC in 2005, KCP&L began implementation of its Comprehensive Energy Plan. Under the Comprehensive Energy Plan,

Form 10-K

KCP&L agreed to undertake certain projects, including constructing Iatan No. 2, installing a new wind-powered generating facility, installing environmental upgrades to certain existing plants, infrastructure improvements and demand management, distributed generation, and customer efficiency and affordability programs. In March 2007, KCP&L entered into a Collaboration Agreement with the Sierra Club and Concerned Citizens of Platte County that provides for increases in KCP&L's wind generation capacity and energy efficiency initiatives, reductions in certain emission permit levels at its Iatan and LaCygne generating stations, and projects to offset certain CO_2 emissions. The wind generation, energy efficiency and emission permit reductions are conditioned on regulatory approval.

In addition to the Collaboration Agreement and Comprehensive Energy Plan energy efficiency provisions, there are mandatory renewable energy standards in Missouri and Kansas and there is the potential for future federal or state mandatory energy efficiency requirements. The companies have implemented certain energy efficiency programs, and are evaluating expanded energy efficiency programs as one of the elements to meet environmental requirements and future customer energy needs. The companies currently recover energy efficiency program expenses on a deferred basis. While there are ongoing regulatory proceedings in Missouri and Kansas to address recovery of and earnings on the investments of utilities in renewable energy and energy efficiency programs, until the rules are set and programs are approved, the effects on Great Plains Energy's and KCP&L's plans and future results cannot be reasonably estimated.

The MPSC order approving the GMO acquisition provides that the transaction costs will not be recovered through utility rates, and that the Missouri jurisdictional portion of transition costs will be eligible for recovery through utility rates only to the extent the costs are offset by benefits resulting from the acquisition. These costs continue to be deferred until the MPSC authorizes their rate recovery. The KCC order approving the GMO acquisition limited KCP&L's recovery of transition costs through Kansas rates to $10.0 million over a five year period in new rates anticipated to be effective in the fourth quarter of 2010.

Failure to timely recover the full cost of projects under the Comprehensive Energy Plan or Collaboration Agreement, or the impact of renewable energy and energy efficiency programs, or other utility costs and expenses due to regulatory disallowances, regulatory lag or other factors could lead to lowered credit ratings, reduced access to capital markets, increased financing costs, lower flexibility due to constrained financial resources and increased collateral security requirements, which could materially and adversely affect Great Plains Energy's and KCP&L's results of operations, financial position, and cash flows. In response to competitive, economic, political, legislative, public perception and regulatory pressures, the companies may be subject to rate moratoriums, rate refunds, limits on rate increases, lower allowed returns on investment or rate reductions, including phase-in plans designed to spread the impact of rate increases over an extended period of time for the benefit of customers. Any or all of these could have a significant adverse effect on Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.

Regulatory requirements regarding utility operations may increase costs and may expose Great Plains Energy and KCP&L to compliance penalties.
The NRC extensively regulates nuclear power plants, including Wolf Creek. The FERC, NERC and SPP have implemented and enforce an extensive set of transmission system reliability, cyber security and critical infrastructure protection standards that apply to public utilities, including the companies. The MPSC and KCC have the authority to implement utility operational standards and requirements, such as vegetation management standards, facilities inspection requirements and quality of service standards. KCP&L agreed to quality of service standards in Kansas in connection with the GMO acquisition. The costs of new or modified regulations, standards and other requirements could have an adverse effect on Great Plains Energy's and KCP&L's results of operations, financial position and cash flows as a result of increased operations or maintenance and capital expenditures for new facilities or to repair or improve

existing facilities. In addition, failure to meet quality of service, reliability, operational or other standards and requirements could expose Great Plains Energy or KCP&L to penalties, additional compliance costs, or adverse rate consequences.

The companies are subject to current and potential environmental requirements and the incurrence of environmental liabilities, any or all of which may adversely affect their business and financial results.
The companies are subject to extensive federal, state and local environmental laws, regulations and permit requirements relating to air and water quality, waste management and disposal, natural resources and health and safety. In addition to imposing continuing compliance obligations and remediation costs for historical and pre-existing conditions, these laws and regulations authorize the imposition of substantial penalties for noncompliance, including fines, injunctive relief and other sanctions. There is also a risk that new environmental laws and regulations, new judicial interpretations of environmental laws and regulations, or the requirements in new or renewed environmental permits could adversely affect the companies' operations. In addition, there is also a risk of lawsuits brought by third parties alleging violations of environmental commitments or requirements, creation of a public nuisance or other matters, and seeking injunctions or monetary or other damages and certain federal courts have held that state and local governments and private parties have standing to bring climate change tort suits seeking company-specific emission reductions and damages.

The companies' environmental permits are subject to periodic renewal, which may result in more stringent permit conditions and limits. New facilities, or modifications of existing facilities, may require new environmental permits or amendments to existing permits. Delays in the environmental permitting process, public opposition and challenges, denials of permit applications, limits or conditions imposed in permits and the associated uncertainty may materially adversely affect the cost and timing of the projects, and thus materially adversely affect Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.

The companies would seek recovery of capital costs and expenses for environmental compliance and remediation through rate increases; however, there can be no assurance that such rate increases would be granted. As discussed above, Great Plains Energy and KCP&L may be subject to materially adverse rate treatment in response to competitive, economic, political, legislative, public perception of the companies' environmental reputation and regulatory pressures. The costs of compliance or noncompliance with these environmental requirements, or remediation costs, or adverse outcomes of lawsuits, or failure to timely recover environmental costs, could have a material adverse effect on Great Plains Energy's and KCP&L's results of operations, financial position and cash flows. Certain of these matters are discussed in more detail below. See Note 16 to the consolidated financial statements for additional information regarding certain significant environmental matters.

Air and Climate Change
The Company believes it is likely that additional federal or relevant regional, state or local laws or regulations could be enacted to address global climate change. At the international level, while the United States is not a current party to the Kyoto Protocol, it has agreed to undertake certain voluntary actions under the non-binding Copenhagen Accord, including the establishment of a goal to reduce greenhouse gas emissions. International agreements legally binding on the United States may be reached in the future. Such laws or regulations could require the control or reduction of emissions of greenhouse gases, such as CO_2, which are created in the combustion of fossil fuels. These requirements could include, among other things, taxes or fees on fossil fuels or emissions, cap and trade programs, and renewable energy standards. The companies' current generation capacity is primarily coal-fired, and is estimated to produce about one ton of CO_2 per MWh, or about 23 million tons and 17 million tons per year for Great Plains Energy and KCP&L, respectively. Laws have recently been passed in Missouri and Kansas, the states in which the companies' retail electric business is operated, setting renewable energy standards, and management believes that national renewable energy standards are also likely. While management believes additional requirements addressing these matters will probably be enacted, the timing, provisions and impact of such requirements, including the cost to obtain and install new

equipment to achieve compliance, cannot be reasonably estimated at this time. Such requirements could have the potential for a significant financial and operational impact on Great Plains Energy and KCP&L.

Missouri law requires at least 2% of the electricity provided by certain utilities, including KCP&L and GMO, to come from renewable resources by 2011, increasing to 15% by 2021. Kansas law requires certain utilities, including KCP&L, to have renewable energy generation capacity equal to at least 10% of their three-year average Kansas peak retail demand by 2011, increasing to 15% by 2016 and 20% by 2020. The American Clean Energy and Security Act of 2009, passed by the U.S. House of Representatives, would establish a 20% renewable electricity standard by 2020, starting with an initial 6% requirement by 2012. The American Clean Energy Leadership Act of 2009, passed by the Senate Energy and Natural Resources Committee, contains lower renewable portfolio standards. These bills would also establish a greenhouse gas cap and trade program, requiring KCP&L, GMO and other affected entities to comply by surrendering allowances or offsets for each ton of greenhouse gas emitted.

In addition to the potential for new environmental laws, the Environmental Protection Agency (EPA) is considering the regulation of greenhouse gases under the existing Clean Air Act. Among other actions, the EPA has proposed rules that focus on facilities emitting over 25,000 tons of greenhouse gases per year. These proposed rules would establish new thresholds for greenhouse gas emissions, defining when Clean Air Act permits under the New Source Review and Title V operating permits programs would be required for new or existing industrial facilities. Most of Great Plains Energy's and KCP&L's generating facilities would be affected by these proposed rules. Additional federal and/or state legislation or regulation respecting greenhouse gas emissions may be proposed or enacted in the near future. Further, pursuant to the Collaboration Agreement, KCP&L agreed to pursue a set of initiatives including energy efficiency, additional wind generation, lower emission permit levels at its Iatan and LaCygne stations and other initiatives designed to offset CO_2 emissions. Requirements to reduce greenhouse gas emissions may cause Great Plains Energy and KCP&L to incur significant costs relating to their ongoing operations (through additional environmental control equipment, retiring and replacing existing generation, or selecting more costly generation alternatives), to procure emission allowance credits, or due to the imposition of taxes, fees or other governmental charges as a result of such emissions.

Rules issued by the EPA regarding emissions of mercury, NO_X, SO_2 and particulates are also in a state of flux. Such rules have been overturned by the courts and remanded to the EPA to be revised consistent with the court orders. The EPA is expected to develop proposed standards in 2010, based on maximum achievable control technology (MACT), for mercury and potentially other hazardous air pollutant emissions. In addition, the EPA has notified KCP&L that MACT determinations and schedules of compliance are required for KCP&L's Iatan No. 2 and Hawthorn No. 5 generating units. The Missouri and Kansas state environmental agencies have submitted to the EPA their determinations that the Kansas City area is an ozone nonattainment area, and must submit by 2013 implementation plans outlining how the area will meet the standards. Additionally, the EPA has proposed to strengthen the national ambient air quality standard for ozone and in February 2009, the Circuit Court for the District of Columbia remanded the EPA's fine particulate ($PM_{2.5}$) standards. Great Plains Energy's and KCP&L's current estimates of capital expenditures (exclusive of Allowance for Funds Used During Construction (AFUDC) and property taxes) to comply with the currently effective Clean Air Interstate Rule (CAIR) and with the best available retrofit technology (BART) rule is a range of approximately $0.8 billion - $0.9 billion. However, it is unknown what requirements and standards will be imposed in the future and when the companies may have to comply, the effects of the MACT determinations and schedules of compliance, or what costs may ultimately be required.

The Clean Air Act requires companies to obtain permits and, if necessary, install control equipment to reduce emissions when making a major modification or a change in operation of an existing facility if either is expected to cause a significant net increase in regulated emissions. In 2004, the EPA notified Westar Energy, Inc. (Westar) that certain projects completed at the Jeffrey Energy Center violated certain

New Source Review permitting requirements. GMO is an 8% owner of the facility, which is operated by Westar, and is generally responsible for its 8% share of the facility's operating costs and capital expenditures. In February 2009, the Attorney General of the United States filed a complaint against Westar alleging that it violated the Clean Air Act and related federal and state regulations by making major modifications to the Jeffrey Energy Center beginning in 1994 without first obtaining appropriate permits authorizing this construction and without installing and operating best available control technology to control emissions. In January 2010, Westar entered into a settlement agreement, which is pending court approval. If approved, the settlement agreement would require, among other things, the installation of a selective catalytic reduction (SCR) at one of the three Jeffrey Energy Center units by the end of 2014 and the payment of a $3 million civil penalty. Depending on the NO_X emission reductions attained by that SCR and attainable through the installation of other controls at the other two units, the settlement agreement requires the installation of a second SCR on one of the other two units by the end of 2016. Westar has estimated that if both SCRs are required, the total capital cost could be up to approximately $500 million. There is no assurance that GMO's share of these costs would be recovered in rates, and any failure to recover such costs could have a significant effect on Great Plains Energy's results of operations, financial position and cash flows.

Water

The Clean Water Act and associated regulations enacted by the EPA form a comprehensive program to preserve water quality. All of the companies' generating facilities, and certain of their other facilities, are subject to the Clean Water Act.

Previously issued EPA regulations regarding protection of aquatic life from being killed or injured by cooling water intake structures have been suspended, and it is engaged in further rulemaking on this matter. At this time, management is unable to predict how the EPA will respond or how that response will impact the companies' operations.

KCP&L holds a permit from the MDNR covering water discharge from its Hawthorn Station. The permit authorizes KCP&L, among other things, to withdraw water from the Missouri river for cooling purposes and return the heated water to the Missouri river. KCP&L has applied for a renewal of this permit and the EPA has submitted an interim objection letter regarding the allowable amount of heat that can be contained in the returned water. Until this matter is resolved, KCP&L continues to operate under its current permit. KCP&L cannot predict the outcome of this matter; however, while less significant outcomes are possible, this matter may require KCP&L to reduce its generation at Hawthorn Station, install cooling towers or both, any of which could have a significant adverse impact on KCP&L. The outcome could also affect the terms of water permit renewals at KCP&L's Iatan Station and at GMO's Sibley and Lake Road Stations. The possible effects of climate change, including potentially increased temperatures and reduced precipitation, could make it more difficult and costly to comply with the final permit requirements.

In September 2009, the EPA announced plans to revise the existing standards for waste water discharges from coal-fired power plants. Until a rule is proposed and finalized, the financial and operational impacts to the companies cannot be determined.

Solid Waste

Solid and hazardous waste generation, storage, transportation, treatment and disposal is regulated at the federal and state levels under various laws and regulations. The companies principally use coal in generating electricity and dispose of the combustion products in both on-site facilities and facilities owned by third parties. In response to an incident at a Tennessee Valley Authority coal combustion product containment area, federal legislation has been introduced and the EPA has indicated that it will propose regulations regarding the handling and disposal of coal combustion products. If enacted, any new laws and regulations, especially if coal combustion products are classified as hazardous waste, could have a material adverse effect on Great Plains Energy's or KCP&L's results of operations, financial position and cash flows.

Remediation
Under current law, the companies are also generally responsible for any liabilities associated with the environmental condition of their properties, including properties that they have previously owned or operated, such as manufactured gas plants (MGP), regardless of whether they were responsible for the contamination or whether the liabilities arose before, during or after the time they owned or operated the properties. In addition, the EPA has given advance notice of a proposed rulemaking to impose financial assurance requirements for various classes of facilities, including electric generation, transmission and distribution, that produce, transport, treat, store or dispose of certain hazardous substances.

Due to all of the above, Great Plains Energy's and KCP&L's projected capital and other expenditures for environmental compliance are subject to significant uncertainties, including the timing of implementation of any new or modified environmental requirements, the emissions limits imposed by such requirements and the types and costs of the compliance alternatives selected by Great Plains Energy and KCP&L. As a result, costs to comply with environmental requirements cannot be estimated with certainty, and actual costs could be significantly higher than projections. Other new environmental laws and regulations affecting the operations of the companies may be adopted, and new interpretations of existing laws and regulations could be adopted or become applicable to the companies or their facilities, any of which may materially adversely affect Great Plains Energy's and KCP&L's business, adversely affect the companies' ability to continue operating its power plants as currently done and substantially increase their environmental expenditures or liabilities in the future.

Financial Risks:

Financial market disruptions and declines in credit ratings may increase financing costs and/or limit access to the credit markets, which may adversely affect liquidity and results.
Great Plains Energy's and KCP&L's capital requirements are expected to be substantial over the next several years. Great Plains Energy and KCP&L rely on access to short-term money markets, revolving credit facilities provided by financial institutions and long-term capital markets as significant sources of liquidity for capital requirements not satisfied by cash flows from operations. Great Plains Energy and KCP&L also rely on bank-provided credit facilities for credit support, such as letters of credit, to support operations. The amount of credit support required for operations varies with a number of factors, including the amount and price of wholesale power purchased or sold.

Great Plains Energy, KCP&L, GMO and certain of their securities are rated by Moody's Investors Service and Standard & Poor's. These ratings impact the companies' cost of funds and Great Plains Energy's ability to provide credit support for its subsidiaries. The interest rates on borrowings under KCP&L's revolving credit agreement and on a substantial portion of Great Plains Energy's and GMO's debt are subject to increase as their respective credit ratings decrease. The Company has agreed to not seek rate recovery of GMO interest costs in excess of equivalent investment-grade debt, and the MPSC approval of the GMO acquisition is conditioned on the requirement that any post-acquisition financial effects of a credit downgrade of Great Plains Energy, KCP&L or GMO occurring as a result of the acquisition would be borne by shareholders and not utility customers. The amount of collateral or other credit support required under power supply agreements is also dependent on credit ratings.

The capital and credit markets recently experienced unprecedented levels of volatility and disruption. Though market conditions have stabilized, there is no assurance that conditions will not deteriorate in the future. Adverse market conditions or decreases in Great Plains Energy's, KCP&L's or GMO's credit ratings could have material adverse effects on the companies. These effects could include, among others: reduced access to capital and increased cost of funds; dilution resulting from equity issuances at reduced prices; increases in the amount of collateral or other credit support obligations required to be posted with contractual counterparties; increased nuclear decommissioning trust and pension and other post-retirement benefit plan funding requirements; rate case disallowance of KCP&L's or GMO's costs of capital; or reductions in Great Plains Energy's ability to provide credit support for its subsidiaries. Any of these results could adversely affect Great Plains Energy's and KCP&L's results of operations, financial position and cash flows. In addition, market disruption and volatility could have an adverse impact on Great Plains Energy's or KCP&L's lenders, suppliers and other counterparties or customers, causing them to fail to meet their obligations.

A sustained decline in Great Plains Energy's stock price below book value may result in goodwill impairments that could adversely affect Great Plains Energy's results of operations and financial position, as well as credit facility covenants.

The GMO acquisition resulted in Great Plains Energy recording $169 million in goodwill. Accounting rules require goodwill to be tested for impairment annually and when an event occurs indicating that it is possible that an impairment exists. Great Plains Energy's stock traded at a price below carrying value throughout 2009. If the stock price continues to be below carrying value, the accounting rules may require Great Plains Energy to conduct additional goodwill impairment tests. There is no assurance that the results of these additional tests will not require Great Plains Energy to recognize an impairment of goodwill. An impairment of goodwill would reduce net income and shareholders' equity, may adversely affect Great Plains Energy's results of operations and financial position, and could result in a breach of the debt to total capitalization covenants in Great Plains Energy's and GMO's revolving credit agreements.

Great Plains Energy has guaranteed substantially all of the outstanding debt of GMO and payments under these guarantees may adversely affect Great Plains Energy's liquidity.

In connection with the GMO acquisition, Great Plains Energy issued guarantees covering substantially all of the outstanding debt of GMO and has guaranteed a $400 million revolving credit facility that GMO entered into subsequent to the acquisition. The guarantees were a factor in GMO receiving investment-grade ratings and the guarantees obligate Great Plains Energy to pay amounts owed by GMO directly to the holders of the guaranteed debt in the event GMO defaults on its payment obligations. Great Plains Energy may also guarantee debt that GMO may issue in the future. Any guarantee payments could adversely affect Great Plains Energy's liquidity.

The inability of Great Plains Energy's subsidiaries to provide sufficient dividends to Great Plains Energy, or the inability otherwise of Great Plains Energy to pay dividends to its shareholders and meet its financial obligations would have an adverse effect.

Great Plains Energy is a holding company with no significant operations of its own. The primary source of funds for payment of dividends to its shareholders and its other financial obligations is dividends paid to it by its subsidiaries, particularly KCP&L and GMO. The ability of Great Plains Energy's subsidiaries to pay dividends or make other distributions, and accordingly, Great Plains Energy's ability to pay dividends on its common stock and meet its financial obligations principally depends on the actual and projected earnings and cash flow, capital requirements and general financial position of its subsidiaries, as well as on regulatory factors, financial covenants, general business conditions and other matters.

In addition, Great Plains Energy, KCP&L and GMO are subject to certain corporate and regulatory restrictions and financial covenants that could affect their ability to pay dividends. Great Plains Energy's articles of incorporation restrict the payment of common stock dividends in the event common equity is 25% or less of total capitalization. In addition, if preferred stock dividends are not declared and paid when scheduled, Great Plains Energy could not declare or pay common stock dividends or purchase any common shares. If the unpaid preferred stock dividends equal four or more full quarterly dividends, the preferred shareholders, voting as a single class, could elect the smallest number of directors necessary to constitute a majority of the full Great Plains Energy Board of Directors (Board). Certain conditions in the MPSC and KCC orders authorizing the holding company structure require Great Plains Energy and KCP&L to maintain consolidated common equity of at least 30% and 35%, respectively, of total capitalization (including only the amount of short-term debt in excess of the amount of construction work in progress). Under the Federal Power Act, KCP&L and GMO generally can pay dividends only out of retained earnings. The revolving credit agreements of Great Plains Energy, KCP&L and GMO contain a covenant requiring each company to maintain a consolidated indebtedness to consolidated total capitalization ratio of not more than 0.65 to 1.00. In addition, Great Plains Energy is prohibited from paying dividends on its common and preferred stock in the event its Equity Unit contract payments or interest payments on the debt underlying the Equity Units are deferred until such deferrals have been paid. While these corporate and regulatory restrictions and financial covenants are not expected to affect the companies' ability to pay dividends at the current level in the foreseeable future, there is no assurance that adverse financial results would not trigger such restrictions or covenants and reduce or eliminate the companies' ability to pay dividends.

Market performance, increased retirements and retirement plan regulations could significantly impact retirement plan funding requirements and associated cash needs and expenses.
Substantially all of KCP&L's employees participate in defined benefit and post-retirement plans. GMO's former employees in its Missouri utility operations and certain other operations also have accrued benefits in defined benefit and post-retirement plans. The costs of these plans depend on a number of factors, including the rates of return on plan assets, the level and nature of the provided benefits, discount rates, the interest rates used to measure required minimum funding levels, changes in benefit design, changes in laws or regulations, and the Company's required or voluntary contributions to the plans. If the rate of retirements exceeds planned levels, or if these plans experience adverse market returns on investments (as was the case in 2008), or if interest rates materially fall, the Company's contributions to the plans could rise substantially over historical levels. In addition, changes in accounting requirements and assumptions related to future costs, returns on investments, interest rates and other actuarial assumptions, including projected retirements, could have a significant impact on Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.

The use of derivative contracts in the normal course of business could result in losses that could negatively impact Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.
Great Plains Energy and KCP&L use derivative instruments, such as swaps, options, futures and forwards, to manage commodity and financial risks. Losses could be recognized as a result of volatility in the market values of these contracts, if a counterparty fails to perform, or if the underlying transactions which the derivative instruments are intended to hedge fail to materialize. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these financial instruments can involve management's judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts.

As a service provider to GMO, KCP&L may have exposure to GMO's financial performance and operations.
GMO has no employees of its own. KCP&L employees operate and manage GMO's properties, and KCP&L charges GMO for the cost of these services. These arrangements may pose risks to KCP&L, including possible claims arising from actions of KCP&L employees in operating GMO's properties and providing other services to GMO. KCP&L's claims for reimbursement for services provided to GMO are unsecured and rank equally with other unsecured obligations of GMO. KCP&L's ability to be reimbursed for the costs incurred for the benefit of GMO depends on the financial ability of GMO to make such payments.

Customer and Weather-Related Risks:

Severe or unusual weather and changes in customer consumption due to sustained financial market disruptions, downturns or sluggishness in the economy, technological advances, weather conditions, or otherwise may adversely affect Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.
The results of operations, financial position and cash flows of Great Plains Energy and KCP&L can be materially affected by changes in weather and customer consumption. Great Plains Energy and KCP&L estimate customer consumption based on historical trends to procure fuel and purchased power. Sustained downturns or sluggishness in the economy generally affect the markets in which Great Plains Energy and KCP&L operate. KCP&L's retail consumption, on both a nominal and weather-adjusted basis, declined in 2009 compared to 2008. If financial markets or the economy worsen, overall electricity sales volumes may further decline and/or bad debt expense may increase, which could materially affect Great Plains Energy's and KCP&L's results of

operations, financial position and cash flows. Additionally, technological advances or other energy conservation measures could reduce customer consumption, which could affect Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.

Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities. Great Plains Energy and KCP&L are significantly impacted by seasonality, with approximately one-third of their retail electric revenues recorded in the third quarter. Unusually mild winter or summer weather (as was experienced in 2009) can adversely affect sales. In addition, severe weather, including but not limited to tornados, snow, rain and ice storms can be destructive causing outages and property damage that can potentially result in additional expenses, lower revenues and additional capital restoration costs. Some of the companies' stations use water from the Missouri River for cooling purposes. Low water and flow levels, which have been experienced in past years, can increase maintenance costs at these stations and, if these levels were to get low enough, could require modifications to plant operations. The possible effects of climate change (such as increased temperatures, increased occurrence of severe weather or reduced precipitation, among other possible results) could potentially increase the volatility of demand and prices for energy commodities, the frequency and impact of severe weather, and decrease water and flow levels, any of which could materially affect Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.

Operational Risks:

Operations risks may adversely affect Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.

The operation of the companies' electric generation, transmission, distribution and information systems involves many risks, including breakdown or failure of equipment, processes and personnel performance; problems that delay or increase the cost of returning facilities to service after outages, operating limitations that may be imposed by equipment conditions, environmental, safety or other regulatory requirements; fuel supply or fuel transportation reductions or interruptions; transmission scheduling constraints; and catastrophic events such as fires, explosions, terrorism, severe weather or other similar occurrences. An equipment or system outage or constraint can, among other things:

- in the case of generation equipment, directly affect operating costs, increase capital requirements and costs, increase purchased power volumes and costs and reduce wholesale sales opportunities;
- in the case of transmission equipment, affect operating costs, increase capital requirements and costs, require changes in the source of generation and affect wholesale sales opportunities;
- in the case of distribution systems, affect revenues and operating costs, increase capital requirements and costs, and affect the ability to meet regulatory service metrics and customer expectations; and
- in the case of information systems, directly affect the control and operations of generation, transmission, distribution and other business operations and processes, increase operating costs, increase capital requirements and costs, and affect the ability to meet regulatory requirements and customer expectations.

With the exception of Hawthorn No. 5, which was substantially rebuilt in 2001, all of KCP&L's coal-fired generating units and its nuclear generating unit were constructed prior to 1986. All of GMO's coal-fired generating units were constructed prior to 1984. The age of these generating units increases the risk of unplanned outages and higher maintenance expense. Training, preventive maintenance and other programs have been implemented, but there is no assurance that these programs will prevent or minimize future breakdowns or failures of the companies' generation facilities.

The companies currently have general liability and property insurance in place to cover their facilities in amounts that management considers appropriate. These policies, however, do not cover the companies' transmission or distribution systems, and the cost of repairing damage to these systems may adversely affect Great Plains Energy's or KCP&L's results of operations, financial position and cash flows. Such policies are subject to certain limits and deductibles and do not include business interruption coverage. Insurance coverage may not be available in the future at current costs or on commercially reasonable terms, and the insurance proceeds received for any loss of, or any damage to, any of the companies' facilities may not be sufficient to restore the loss or damage.

These and other operating events may reduce Great Plains Energy's and KCP&L's revenues, increase their costs, or both, and may materially affect Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.

The cost and schedule of construction projects may materially change and expected performance may not be achieved.
Great Plains Energy's and KCP&L's businesses are capital intensive, and require significant capital investments to maintain existing facilities, for projected environmental projects and to add new facilities, including Iatan No. 2, an estimated 850 MW (of which electric utility's share is 620 MW) coal-fired generating plant. The risks of any construction project include the possibilities that actual costs may exceed current estimates, delays may occur in obtaining permits and materials, suppliers and contractors may not perform as required under their contracts, there may be inadequate availability or increased cost of qualified craft labor, the scope and timing of projects may change, and other events beyond the companies' control may occur that may materially affect the schedule, cost and performance of these projects.

The demand for additional environmental control equipment has increased substantially with many utilities in the United States starting similar projects to address changing environmental regulations. This demand has constrained labor and material resources for such projects, and there is a risk that such constraints may increase if new laws or regulations, including limitations on greenhouse gas emissions, are imposed.

These and other risks could materially increase the estimated costs of construction projects, delay the in-service dates of projects, adversely affect the performance of the projects, and/or require the companies to purchase additional electricity to supply their respective retail customers until the projects are completed. The companies currently are not permitted to start recovering the costs of these projects until they are completed and put into service. Thus, these risks may significantly affect Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.

Failure of one or more generation plant co-owners to pay their share of construction or operations and maintenance costs could increase Great Plains Energy's and KCP&L's costs and capital requirements.
KCP&L owns 47% of Wolf Creek, 50% of LaCygne Station, 70% of Iatan No. 1 and 55% of Iatan No. 2. GMO owns 18% of both Iatan units and 8% of Jeffrey Energy Center. The remaining portions of these facilities are owned by other utilities that are contractually obligated to pay their proportionate share of capital and other costs and, in the case of Iatan No. 2, construction costs.

While the ownership agreements provide that a defaulting co-owner's share of the electricity generated can be sold by the non-defaulting co-owners, there is no assurance that the revenues received will recover the increased costs borne by the non-defaulting co-owners. The Iatan No. 2 co-owners have provided financial assurances related to their respective construction cost obligations, but there is a risk that such assurances may not be sufficient in the event of a co-owner default. During the construction period, the Iatan No. 2 agreements provide for re-allocations of part or all of a defaulting co-owner's share of the facility to the non-defaulting owners, which would increase the capital requirements, operations and maintenance costs of the non-defaulting owners. Occurrence of these or other events could materially increase Great Plains Energy's and KCP&L's costs and capital requirements.

An aging workforce and increasing demand for skilled craft labor poses operational and planning challenges.
Through 2013, approximately 22% of KCP&L employees (who manage electric utility's operations) will be eligible to retire with full pension benefits. This is a general industry issue, which has increased the demand for and cost of skilled craft labor for both companies and contractors. The companies use contractors for a portion of

their construction and maintenance work. Failure to hire and adequately train replacement employees, including the transfer of significant internal historical knowledge and expertise to the new employees, or the future availability and cost of contract labor may adversely affect the ability to manage and operate Great Plains Energy's and KCP&L's businesses.

Commodity Price Risks:

Changes in commodity prices could have an adverse effect on Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.
The companies engage in the wholesale and retail marketing of electricity and are exposed to risks associated with the price of electricity. To the extent that exposure to the price of electricity is not successfully hedged, Great Plains Energy and KCP&L could experience losses associated with the changing market price for electricity.

Form 10-K

Increases in fuel, fuel transportation and purchased power prices could have an adverse impact on Great Plains Energy's and KCP&L's costs.
KCP&L's Kansas retail rates contain an energy cost adjustment (ECA) mechanism. KCP&L's Missouri retail rates do not contain a similar provision. GMO's retail electric rates contain a fuel adjustment clause (FAC) mechanism under which 95% of the difference between actual fuel and purchased power costs and the amount of fuel and purchased power costs provided in base rates is passed along to GMO's customers. GMO's steam rates contain a quarterly cost adjustment (QCA) under which 85% of the difference between actual fuel costs and base fuel costs is passed along to GMO's steam customers. As a result, KCP&L and GMO are exposed to varying degrees of risk from changes in the market prices of fuel for generation of electricity and purchased power. Changes in the companies' fuel mix due to electricity demand, plant availability, transportation issues, fuel prices, fuel availability and other factors can also adversely affect Great Plains Energy's and KCP&L's fuel and purchased power costs.

The companies do not hedge their respective entire exposure from fuel and transportation price volatility. Forward prices for coal have increased, principally due to international demand, and management expects prices will continue to increase. The majority of the companies' rail transportation contracts expire in 2010 and consequently it is expected that rail transportation costs will increase significantly in 2011. Management also expects the cost of nuclear fuel to increase significantly in 2010. Consequently, Great Plains Energy's and KCP&L's results of operations, financial position and cash flows may be materially impacted by changes in these prices unless and until increased costs are recovered in Missouri retail rates.

Wholesale electricity sales affect revenues, creating earnings volatility.
The levels of Great Plains Energy and KCP&L wholesale sales depend on the wholesale market price, transmission availability and the availability of generation for wholesale sales, among other factors. A substantial portion of wholesale sales are made in the spot market, and thus the companies have immediate exposure to wholesale price changes. Wholesale power prices can be volatile and generally increase in times of high regional demand and high natural gas prices. While an allocated portion of wholesale sales are reflected in GMO's FAC and KCP&L's Kansas ECA, KCP&L's Missouri rates are set on an estimated amount of wholesale sales. KCP&L will not recover any shortfall in non-firm wholesale electric sales margin from the level included in Missouri rates and any amount above the level reflected in Missouri retail rates will be returned to Missouri retail customers in a future rate case. Declines in wholesale market price, availability of generation, transmission constraints in the wholesale markets, or low wholesale demand could reduce the companies' wholesale sales. These events could adversely affect Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.

KCP&L is exposed to risks associated with the ownership and operation of a nuclear generating unit, which could result in an adverse effect on Great Plains Energy's and KCP&L's business and financial results.

KCP&L owns 47% of Wolf Creek. The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities, including Wolf Creek. In the event of non-compliance, the NRC has the authority to impose fines, shut down the facilities, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Any revised safety requirements promulgated by the NRC could result in substantial capital expenditures at Wolf Creek.

Form 10-K

Wolf Creek has the lowest fuel cost per MWh of any of KCP&L's generating units. An extended outage of Wolf Creek, whether resulting from NRC action, an incident at the plant or otherwise, could have a substantial adverse effect on KCP&L's results of operations, financial position and cash flows in the event KCP&L incurs higher replacement power and other costs that are not recovered through rates. If a long-term outage occurred, the state regulatory commissions could reduce rates by excluding the Wolf Creek investment from rate base.

Ownership and operation of a nuclear generating unit exposes KCP&L to risks regarding decommissioning costs at the end of the unit's life. KCP&L contributes annually to a tax-qualified trust fund to be used to decommission Wolf Creek. The funding level assumes a projected level of return on trust assets. If the actual return on trust assets is below the projected level, KCP&L could be responsible for the balance of funds required and may not be allowed to recover the balance through rates.

KCP&L is also exposed to other risks associated with the ownership and operation of a nuclear generating unit, including, but not limited to, potential liability associated with the potential harmful effects on the environment and human health resulting from the operation of a nuclear generating unit and the storage, handling and disposal of radioactive materials. Under the structure for insurance among owners of nuclear generating units, KCP&L is also liable for potential retrospective premium assessments (subject to a cap) per incident at any commercial reactor in the country and losses in excess of insurance coverage. Any such risks could adversely affect Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.

Litigation Risks:

The outcome of legal proceedings cannot be predicted. An adverse finding could have a material adverse effect on Great Plains Energy's and KCP&L's financial condition.

Great Plains Energy and KCP&L are party to various material litigation and regulatory matters arising out of their business operations. The ultimate outcome of these matters cannot presently be determined, nor, in many cases, can the liability that could potentially result from a negative outcome in each case presently be reasonably estimated. The liability that Great Plains Energy and KCP&L may ultimately incur with respect to any of these cases in the event of a negative outcome may be in excess of amounts currently reserved and insured against with respect to such matters and, as a result, these matters may have a material adverse effect on Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Electric Utility Generation Resources

	Unit	Year Completed	Estimated 2010 MW Capacity	Primary Fuel
Base Load	Wolf Creek	1985	545 [a]	Nuclear
	Iatan No. 1	1980	494 [a]	Coal
	LaCygne No. 2	1977	341 [a]	Coal
	LaCygne No. 1	1973	368 [a]	Coal
	Hawthorn No. 5 [b]	1969	563	Coal
	Montrose No. 3	1964	176	Coal
	Montrose No. 2	1960	164	Coal
	Montrose No. 1	1958	170	Coal
Peak Load	West Gardner Nos. 1, 2, 3 and 4	2003	308	Natural Gas
	Osawatomie	2003	76	Natural Gas
	Hawthorn No. 9	2000	130	Natural Gas
	Hawthorn No. 8	2000	76	Natural Gas
	Hawthorn No. 7	2000	75	Natural Gas
	Hawthorn No. 6	1997	136	Natural Gas
	Northeast Black Start Unit	1985	2	Oil
	Northeast Nos. 17 and 18	1977	110	Oil
	Northeast Nos. 13 and 14	1976	105	Oil
	Northeast Nos. 15 and 16	1975	96	Oil
	Northeast Nos. 11 and 12	1972	99	Oil
Wind	Spearville Wind Energy Facility [c]	2006	15	Wind
Total KCP&L			4,049	
Base Load	Iatan No. 1	1980	127 [a]	Coal
	Jeffrey Energy Center Nos. 1, 2 and 3	1978, 1980, 1983	173 [a]	Coal
	Sibley Nos. 1, 2 and 3	1960, 1962, 1969	466	Coal
	Lake Road Nos. 2 and 4	1957, 1967	126	Coal and Natural Gas
Peak Load	South Harper Nos. 1, 2 and 3	2005	314	Natural Gas
	Crossroads Energy Center	2002	297	Natural Gas
	Ralph Green No. 3	1981	71	Natural Gas
	Greenwood Nos. 1, 2, 3 and 4	1975-1979	252	Natural Gas/Oil
	Lake Road No. 5	1974	63	Natural Gas/Oil
	Lake Road Nos. 1 and 3	1951, 1962	22	Natural Gas/Oil
	Lake Road Nos. 6 and 7	1989, 1990	43	Oil
	Nevada	1974	21	Oil
Total GMO			1,975	
Total Great Plains Energy			6,024	

[a] Share of a jointly owned unit.

[b] The Hawthorn Generating Station returned to commercial operation in 2001 with a new boiler, air quality control equipment and an uprated turbine following a 1999 explosion.

[c] The 100.5 MW Spearville Wind Energy Facility's accredited capacity is 15 MW pursuant to SPP reliability standards.


Form 10-K

KCP&L owns 50% of LaCygne Nos. 1 and 2, 70% of Iatan No. 1 and 47% of Wolf Creek. GMO owns 18% of Iatan No. 1 and 8% of Jeffrey Energy Center Nos. 1, 2 and 3. Electric utility expects to have Iatan No. 2, a new coal-fired plant in service in the fall of 2010, which will add approximately 620 MW to electric utility's generating capacity. KCP&L owns 55% and GMO owns 18% of Iatan No. 2.

Electric Utility Transmission and Distribution Resources
Electric utility's electric transmission system interconnects with systems of other utilities for reliability and to permit wholesale transactions with other electricity suppliers. Electric utility has over 3,000 miles of transmission lines, approximately 18,000 miles of overhead distribution lines and over 7,000 miles of underground distribution lines in Missouri and Kansas. Electric utility has all material franchise rights necessary to sell electricity within its retail service territory. Electric utility's transmission and distribution systems are continuously monitored for adequacy to meet customer needs. Management believes the current systems are adequate to serve customers.

Electric Utility General
Electric utility's generating plants are located on property owned (or co-owned) by KCP&L or GMO, except the Spearville Wind Energy Facility which is located on easements and the Crossroads Energy Center which is contractually controlled. Electric utility's service centers, electric substations and a portion of its transmission and distribution systems are located on property owned or leased by electric utility. Electric utility's transmission and distribution systems are for the most part located above or underneath highways, streets, other public places or property owned by others. Electric utility believes that it has satisfactory rights to use those places or properties in the form of permits, grants, easements, licenses or franchise rights; however, it has not necessarily undertaken efforts to examine the underlying title to the land upon which the rights rest. Great Plains Energy's and KCP&L's headquarters are located in leased office space.

Substantially all of the fixed property and franchises of KCP&L, which consist principally of electric generating stations, electric transmission and distribution lines and systems, and buildings (subject to exceptions, reservations and releases), are subject to a General Mortgage Indenture and Deed of Trust dated as of December 1, 1986. Mortgage bonds totaling $755.3 million were outstanding at December 31, 2009.

Substantially all of the fixed property and franchises of GMO's St. Joseph Light & Power division is subject to a General Mortgage Indenture and Deed of Trust dated as of April 1, 1946. Mortgage bonds totaling $13.5 million were outstanding at December 31, 2009.

ITEM 3. LEGAL PROCEEDINGS

Other Proceedings
The companies are parties to various lawsuits and regulatory proceedings in the ordinary course of their respective businesses. For information regarding material lawsuits and proceedings, see Notes 2, 7, 16 and 17 to the consolidated financial statements. Such descriptions are incorporated herein by reference.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

GREAT PLAINS ENERGY

Great Plains Energy common stock is listed on the New York Stock Exchange under the symbol GXP. At February 23, 2010, Great Plains Energy's common stock was held by 23,273 shareholders of record. Information relating to market prices and cash dividends on Great Plains Energy's common stock is set forth in the following table.

	Common Stock Price Range [a]				Common Stock Dividends Declared		
	2009		2008				
Quarter	High	Low	High	Low	2010	2009	2008
First	$ 20.34	$ 11.17	$ 28.85	$ 24.35	$ 0.2075 [b]	$ 0.2075	$ 0.415
Second	15.91	13.44	26.76	24.67		0.2075	0.415
Third	18.17	14.81	26.20	21.92		0.2075	0.415
Fourth	20.16	16.93	22.43	17.09		0.2075	0.415

[a] Based on closing stock prices.

[b] Declared February 9, 2010, and payable March 19, 2010, to shareholders of record as of February 26, 2010.

Dividend Restrictions

For information regarding dividend restrictions, see Note 14 to the consolidated financial statements.

Purchases of equity securities

The following table provides information regarding purchases by the Company of its equity securities during the fourth quarter of 2009.

Issuer Purchases of Equity Securities				
Month	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 1 - 31	7,105 [1]	$ 16.81	-	N/A
November 1 - 30	-	-	-	N/A
December 1 - 31	-	-	-	N/A
Total	7,105	$ 16.81	-	N/A

[1] Represents 5,451 restricted common shares surrendered to the Company following the resignation of a certain officer and 1,654 common shares surrendered to the Company by an officer to pay taxes related to the vesting of restricted common stock.

KCP&L

KCP&L is a wholly owned subsidiary of Great Plains Energy, which holds the one share of issued and outstanding KCP&L common stock.

Dividend Restrictions

For information regarding dividend restrictions, see Note 14 to the consolidated financial statements.

Form 10-K

ITEM 6. SELECTED FINANCIAL DATA

Year Ended December 31	2009	2008	2007	2006	2005
Great Plains Energy [(a)]			(dollars in millions except per share amounts)		
Operating revenues	$ 1,965	$ 1,670	$ 1,293	$ 1,140	$ 1,131
Income from continuing operations [(b)]	$ 152	$ 120	$ 121	$ 137	$ 143
Net income attributable to Great Plains Energy	$ 150	$ 155	$ 159	$ 128	$ 162
Basic earnings per common share from continuing operations	$ 1.16	$ 1.16	$ 1.41	$ 1.74	$ 1.79
Basic earnings per common share	$ 1.15	$ 1.51	$ 1.86	$ 1.62	$ 2.15
Diluted earnings per common share from continuing operations	$ 1.15	$ 1.16	$ 1.40	$ 1.73	$ 1.79
Diluted earnings per common share	$ 1.14	$ 1.51	$ 1.85	$ 1.61	$ 2.15
Total assets at year end	$ 8,483	$ 7,869	$ 4,832	$ 4,359	$ 3,842
Total redeemable preferred stock, mandatorily redeemable preferred securities and long-term debt (including current maturities)	$ 3,214	$ 2,627	$ 1,103	$ 1,142	$ 1,143
Cash dividends per common share	$ 0.83	$ 1.66	$ 1.66	$ 1.66	$ 1.66
SEC ratio of earnings to fixed charges	1.81	2.26	2.53	3.50	3.09
KCP&L					
Operating revenues	$ 1,318	$ 1,343	$ 1,293	$ 1,140	$ 1,131
Net income	$ 129	$ 125	$ 157	$ 149	$ 144
Total assets at year end	$ 5,702	$ 5,229	$ 4,292	$ 3,859	$ 3,340
Total redeemable preferred stock, mandatorily redeemable preferred securities and long-term debt (including current maturities)	$ 1,780	$ 1,377	$ 1,003	$ 977	$ 976
SEC ratio of earnings to fixed charges	2.44	2.87	3.53	4.11	3.87

(a) Great Plains Energy's results include GMO only from the July 14, 2008, acquisition date.

(b) This amount is before income (loss) from discontinued operations, net of income taxes, of $(1.5) million, $35.0 million, $38.3 million, $(9.1) million and $27.2 million in 2009 through 2005, respectively. Additionally, the 2005 amount has been adjusted from the amount previously reported to reflect the adoption of a new accounting standard for noncontrolling interest.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GREAT PLAINS ENERGY INCORPORATED

EXECUTIVE SUMMARY

Description of Business

Great Plains Energy is a public utility holding company and does not own or operate any significant assets other than the stock of its subsidiaries. Great Plains Energy's direct subsidiaries are KCP&L, GMO, KLT Inc. and Services. Great Plains Energy acquired GMO on July 14, 2008. Great Plains Energy's sole reportable business segment is electric utility for the periods presented.

Electric utility consists of KCP&L, a regulated utility, and GMO's regulated utility operations, which include its Missouri Public Service and St. Joseph Light & Power divisions. Electric utility has over 6,000 MWs of generating capacity and engages in the generation, transmission, distribution and sale of electricity to over 820,000 customers in the states of Missouri and Kansas. Electric utility's retail electricity rates are below the national average of investor-owned utilities.

2009 Earnings Overview

Great Plains Energy's 2009 earnings available for common shareholders were $148.5 million, or $1.14 per share compared to 2008 earnings available for common shareholders of $152.9 million, or $1.51 per share. A higher number of common shares outstanding diluted 2009 earnings per share by $0.33. Income from continuing operations increased to $151.9 million in 2009 compared to $119.7 million in 2008. The increase in income from continuing operations is attributable to the inclusion of GMO for the full year, new retail rates, decreased purchased power prices, an increase in the equity component of AFUDC and decreased income taxes. These increases were partially offset by unfavorable weather, a decline in weather-normalized customer usage driven by weakened economic conditions, a decrease in wholesale sales prices, increased depreciation expense due to placing the Iatan environmental equipment in service and increased interest expense due to the issuance of new long-term debt in 2009.

Strategic Focus

Great Plains Energy is focused on completing and pursuing appropriate regulatory treatment of its investments under the Comprehensive Energy Plan and development of the next strategic plan, called the Sustainable Resource Strategy. These items, amoung others, are described in more detail as follows:

- **Comprehensive Energy Plan**
  In 2004, KCP&L started a strategic planning process to map its view of the future of the electric utility industry and KCP&L over the next five to ten years. The collaborative process involved employees, community and environmental leaders and outside experts, and resulted in the Comprehensive Energy Plan. The major elements of the Comprehensive Energy Plan included construction of Iatan No. 2, wind generation, environmental upgrades at certain coal-fired generating stations, infrastructure investments, and energy efficiency, affordability and demand response programs. See Note 7 to the consolidated financial statements for additional information.

- **Sustainable Resource Strategy**
  With Iatan No. 2 scheduled to be placed in-service in the fall of 2010, Great Plains Energy has begun the next iteration of its collaborative strategic planning process to develop a successor strategy, called the Sustainable Resource Strategy. The Sustainable Resource Strategy is a scenario-based framework to develop, evaluate and implement robust long-term resource plans with the flexibility to adapt to future environmental requirements, electricity consumption, technology developments, customer preferences, economic and capital market conditions and other factors. The Sustainable Resource Strategy framework will be completed in 2010.

Form 10-K

- **SmartGrid**
In 2010, KCP&L will begin a five-year, $48 million SmartGrid demonstration project that includes, but is not limited to, investment in an urban core area within Kansas City that has been designated as the Green Impact Zone. This SmartGrid demonstration project will include investments in technology including rooftop solar applications, consumer devices for monitoring and managing residential energy usage and automated meter devices that deliver real-time usage information and pricing signals. The U.S. Department of Energy (DOE) will fund half of the project with American Recovery and Reinvestment Act funding, with the remainder of the investments being funded by KCP&L and a coalition of SmartGrid industry partners. KCP&L expects to finalize the agreement with the DOE in the near future, which is expected to detail reporting requirements of the project and terms required to satisfy the conditions of the grant.

- **Transmission Investment Opportunities**
An increasing need for new transmission assets to deliver new renewable generation, reduce congestion and improve transmission reliability is being coordinated in the companies' region through the SPP. This is expected to result in investment opportunities for the companies to build, own and operate new transmission assets with a resulting return on these investments. The timing and scale of these opportunities are unknown at this time.

- **Regulatory Proceedings**
The following table summarizes all recent requests for retail rate increases with KCC and the MPSC.

Rate Jurisdiction	File Date	Effective Date	Amount Requested	Amount Approved
			(millions)	
KCP&L - Kansas [a]	9/5/2008	8/1/2009	$ 71.6	$ 59.0
KCP&L - Missouri [b]	9/5/2008	9/1/2009	101.5	95.0
GMO - Missouri Public Service division [c]	9/5/2008	9/1/2009	66.0	48.0
GMO - St. Joseph Light & Power division [c]	9/5/2008	9/1/2009	17.1	15.0
GMO - steam customers in the St. Joseph, Missouri, area [d]	9/5/2008	7/1/2009	1.3	1.0
KCP&L - Kansas [e]	12/17/2009	(e)	55.2	(e)

(a) $18 million of the amount approved is treated for accounting purposes as additional amortization. Parties may challenge the prudence of the Iatan Unit No. 1 environmental project and the costs of facilities used in common by Iatan Units No. 1 and No. 2 in KCP&L's next rate case, but the Kansas jurisdictional portion of any proposed rate base prudence disallowances will not exceed (i) $4.7 million for costs paid or approved for payment as of April 30, 2009, and in-service as of July 4, 2009, and (ii) $2.8 million for the first $56 million of costs not paid or approved for payment as of April 30, 2009. There is no cap as to the amount of disallowances that may be proposed for costs above this $56 million amount.

(b) $10 million of the amount approved is treated for accounting purposes as additional amortization. Parties may challenge the prudence of the Iatan Unit No. 1 environmental project and the cost of facilities used in common by Iatan Units No. 1 and No. 2 in KCP&L's next rate case, but the Missouri jurisdictional portion of any proposed rate base prudence disallowances will not exceed $30 million in aggregate.

(c) Parties may challenge the prudence of the cost of the Iatan Unit No. 1 environmental project and the cost of facilities used in common by Iatan Units No. 1 and No. 2 in GMO's next rate case, but the GMO portion of any proposed rate base prudence disallowances will not exceed $15 million in aggregate.

(d) The order allows for the Quarterly Cost Adjustment (QCA) fuel sharing mechanism to be established at 85% above the fuel cost included in base rates. The previous sharing mechanism was set at 80% above the fuel cost included in base rates.

(e) The request includes costs related to Iatan No. 2, a new coal-fired generation unit, upgrades to the transmission and distribution system to improve reliability and overall increased costs of service. KCP&L requested a return on equity of 11.25% based upon a capital structure of 46.17% equity. Any authorized changes to retail rates are expected to be effective in the fourth quarter of 2010.

RELATED PARTY TRANSACTIONS

See Note 19 to the consolidated financial statements for information regarding related party transactions.

ENVIRONMENTAL MATTERS

See Note 16 to the consolidated financial statements for information regarding environmental matters.

CRITICAL ACCOUNTING POLICIES


Form 10-K

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Management considers an accounting estimate to be critical if it requires assumptions to be made that were uncertain at the time the estimate was made and changes in the estimate or different estimates that could have been used could have a material impact on Great Plains Energy's results of operations and financial position. Management has identified the following accounting policies as critical to the understanding of Great Plains Energy's results of operations and financial position. Management has discussed the development and selection of these critical accounting policies with the Audit Committee of the Board of Directors.

Pensions

Great Plains Energy and KCP&L incur significant costs in providing non-contributory defined pension benefits. The costs are measured using actuarial valuations that are dependent upon numerous factors derived from actual plan experience and assumptions of future plan experience.

Pension costs are impacted by actual employee demographics (including age, life expectancies, compensation levels and employment periods), earnings on plan assets, the level of contributions made to the plan, and plan amendments. In addition, pension costs are also affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the projected benefit obligation and pension costs.

The assumed rate of return on plan assets was developed based on the weighted average of long-term returns forecast for the expected portfolio mix of investments held by the plan. The assumed discount rate was selected based on the prevailing market rate of fixed income debt instruments with maturities matching the expected timing of the benefit obligation. These assumptions, updated annually at the measurement date, are based on management's best estimates and judgment; however, material changes may occur if these assumptions differ from actual events. See Note 10 to the consolidated financial statements for information regarding the assumptions used to determine benefit obligations and net costs.

The following table reflects the sensitivities associated with a 0.5% increase or a 0.5% decrease in key actuarial assumptions. Each sensitivity reflects the impact of the change based on a change in that assumption only.

Actuarial assumption	Change in Assumption	Impact on Projected Benefit Obligation	Impact on 2009 Pension Expense
		(millions)	
Discount rate	0.5% increase	$ (47.8)	$ (3.7)
Rate of return on plan assets	0.5% increase	-	(2.3)
Discount rate	0.5% decrease	50.9	3.7
Rate of return on plan assets	0.5% decrease	-	2.3

Pension expense for KCP&L is recorded in accordance with rate orders from the MPSC and KCC. The orders allow the difference between pension costs under GAAP and pension costs for ratemaking to be recorded as a regulatory asset or liability with future ratemaking recovery or refunds, as appropriate. KCP&L recorded 2009 pension expense of $33 million after allocations to the other joint owners of generating facilities and capitalized amounts in accordance with the MPSC and KCC rate orders.

GMO records pension expense in accordance with rate orders from the MPSC. The difference between this expense and GAAP expense is recorded as a regulatory asset or liability. See Note 10 to the consolidated financial statements for additional discussion of the accounting for pensions.

Market conditions and interest rates significantly affect the future assets and liabilities of the plan. It is difficult to predict future pension costs, changes in pension liability and cash funding requirements due to volatile market conditions.

Regulatory Matters

Great Plains Energy and KCP&L have recorded assets and liabilities on their consolidated balance sheets resulting from the effects of the ratemaking process, which would not otherwise be recorded under GAAP. Regulatory assets represent incurred costs that are probable of recovery from future revenues. Regulatory liabilities represent: amounts imposed by rate actions of electric utility's regulators that may require refunds to customers; amounts provided in current rates that are intended to recover costs that are expected to be incurred in the future for which electric utility remains accountable; or a gain or other reduction of allowable costs to be given to customers over future periods. Future recovery of regulatory assets is not assured, but is generally subject to review by regulators in rate proceedings for matters such as prudence and reasonableness. Future reductions in revenue or refunds for regulatory liabilities generally are not mandated, pending future rate proceedings or actions by the regulators.

Management regularly assesses whether regulatory assets and liabilities are probable of future recovery or refund by considering factors such as decisions by the MPSC, KCC or FERC on electric utility's rate case filings; decisions in other regulatory proceedings, including decisions related to other companies that establish precedent on matters applicable to electric utility; and changes in laws and regulations. If recovery or refund of regulatory assets or liabilities is not approved by regulators or is no longer deemed probable, these regulatory assets or liabilities are recognized in the current period results of operations. Electric utility's continued ability to meet the criteria for recording regulatory assets and liabilities may be affected in the future by restructuring and deregulation in the electric industry. In the event that the criteria no longer applied to a deregulated portion of electric utility's operations, the related regulatory assets and liabilities would be written off unless an appropriate regulatory recovery mechanism is provided. Additionally, these factors could result in an impairment on utility plant assets. See Note 7 to the consolidated financial statements for additional information.

Impairments of Assets, Intangible Assets and Goodwill

Long-lived assets and intangible assets subject to amortization are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable as prescribed under GAAP.

Goodwill is tested for impairment at least annually and more frequently when indicators of impairment exist as prescribed under GAAP which requires that if the fair value of a reporting unit is less than its carrying value including goodwill, the implied fair value of the reporting unit goodwill must be compared with its carrying value to determine the amount of impairment, which is required to be recognized in the current period results of operations. Great Plains Energy's regulated electric utility operations are considered one reporting unit for assessment of impairment, as they are included within the same operating segment and have similar economic characteristics.

Great Plains Energy's stock traded at a price below carrying value throughout 2009. If Great Plains Energy's stock continues to trade at a price below carrying value, there can be no assurance future market volatility with declines of extended duration and severity will not trigger impairment testing, which could result in an impairment of goodwill prospectively.

The annual impairment test for the GMO acquisition goodwill was conducted in September 2009. Fair value of the reporting unit exceeded the carrying amount by over $900 million, including goodwill; therefore, there was no impairment of goodwill.

The determination of fair value of the reporting unit consisted of two valuation techniques: an income approach consisting of a discounted cash flow analysis and a market approach consisting of a determination of reporting unit invested capital using market multiples derived from the historical revenue, EBITDA and net utility asset values and market prices of stock of electric and gas company regulated peers. The results of the two techniques were evaluated and weighted to determine a point within the range that management considered representative of fair value for the reporting unit, which involves a significant amount of management judgment.


Form 10-K

The discounted cash flow analysis is most significantly impacted by two assumptions: estimated future cash flows and the discount rate applied to those cash flows. Management determined the appropriate discount rate based on the weighted average cost of capital (WACC). The WACC takes into account both the cost of equity and after-tax cost of debt. Estimated future cash flows are based on Great Plains Energy's internal business plan, which assumes the occurrence of certain events in the future, such as the outcome of future rate filings, future approved rates of return on equity, anticipated earnings/returns related to future capital investments, continued recovery of cost of service and the renewal of certain contracts. Management also makes assumptions regarding the run rate of operation, maintenance and general and administrative costs based on the expected outcome of the aforementioned events. Should the actual outcome of some or all of these assumptions differ significantly from the current assumptions, revisions to current cash flow assumptions could cause the fair value of Great Plains Energy's reporting unit to be significantly different in future periods and could result in a future impairment charge to goodwill.

The market approach analysis is most significantly impacted by management's selection of relevant electric and gas company regulated peers as well as the determination of an appropriate control premium to be added to the calculated invested capital of the reporting unit, as control premiums associated with a controlling interest are not reflected in the quoted market price of a single share of stock. Management determined an appropriate control premium by using an average of control premiums for recent acquisitions in the industry. Changes in results of peer companies, selection of different peer companies and future acquisitions with significantly different control premiums could result in a significantly different fair value of Great Plains Energy's reporting unit.

Income Taxes

Income taxes are accounted for using the asset/liability approach. Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Deferred investment tax credits are amortized ratably over the life of the related property. Deferred tax assets are also recorded for net operating loss, capital loss and tax credit carryforwards. The Company is required to estimate the amount of taxes payable or refundable for the current year and the deferred tax liabilities and assets for future tax consequences of events reflected in the Company's consolidated financial statements or tax returns. This process requires management to make assessments regarding the timing and probability of the ultimate tax impact. The Company records valuation allowances on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

Additionally, the Company establishes reserves for uncertain tax positions based upon management's judgment regarding potential future challenges to those positions. The accounting estimates related to the liability for uncertain tax positions require management to make judgments regarding the sustainability of each uncertain tax position based on its technical merits. If it is determined that it is more likely than not a tax position will be sustained based on its technical merits, the impact of the position is recorded in the Company's consolidated financial statements at the largest amount that is greater than fifty percent likely of being realized upon ultimate settlement. These estimates are updated at each reporting date based on the facts, circumstances and information available. Management is also required to assess at each reporting date whether it is reasonably possible that any significant increases or decreases to the unrecognized tax benefits will occur during the next twelve months. See Note 22 to the consolidated financial statements for additional information.

GREAT PLAINS ENERGY RESULTS OF OPERATIONS

The following table summarizes Great Plains Energy's comparative results of operations. GMO's results of operations are only included subsequent to the July 14, 2008, date of acquisition.

	2009	2008	2007
		(millions)	
Operating revenues	$ 1,965.0	$ 1,670.1	$ 1,292.7
Fuel	(405.5)	(311.4)	(245.5)
Purchased power	(183.7)	(208.9)	(101.0)
Other operating expenses	(753.5)	(639.8)	(523.0)
Skill set realignment deferral	-	-	8.9
Depreciation and amortization	(302.2)	(235.0)	(175.6)
Operating income	320.1	275.0	256.5
Non-operating income and expenses	42.6	21.1	3.2
Interest charges	(180.9)	(111.3)	(91.9)
Income tax expense	(29.5)	(63.8)	(44.9)
Loss from equity investments	(0.4)	(1.3)	(2.0)
Income from continuing operations	151.9	119.7	120.9
Income (loss) from discontinued operations	(1.5)	35.0	38.3
Net income	150.4	154.7	159.2
Less: Net income attributable to noncontrolling interest	(0.3)	(0.2)	-
Net income attributable to Great Plains Energy	150.1	154.5	159.2
Preferred dividends	(1.6)	(1.6)	(1.6)
Earnings available for common shareholders	$ 148.5	$ 152.9	$ 157.6

2009 compared to 2008

Great Plains Energy's 2009 earnings available for common shareholders decreased to $148.5 million, or $1.14 per share, from $152.9 million, or $1.51 per share in 2008. A higher number of common shares outstanding diluted 2009 earnings per share by $0.33. Great Plains Energy's significant share issuances were 32.2 million common shares for the acquisition of GMO in July 2008 and 11.5 million common shares in May 2009.

Electric utility's net income increased $14.7 million in 2009 compared to 2008 reflecting the inclusion of GMO for the full year in 2009. Additionally, the impact of new retail rates, decreased purchased power prices, an increase in the equity component of AFUDC and decreased income taxes increased electric utility's net income. These increases were mostly offset by unfavorable weather, a decline in customer usage driven by weakened economic conditions, a decrease in wholesale sale prices, increased depreciation expense due to placing the Iatan environmental equipment in service and increased interest expense due to the issuance of new long-term debt in 2009.

Great Plains Energy's corporate and other activities loss from continuing operations decreased $17.4 million in 2009 compared to 2008 primarily attributable to a $16.0 million tax benefit due to the settlement of GMO's 2003-2004 tax audit in 2009 partially offset by $11.4 million of after-tax interest expense for Equity Units issued in 2009. Additionally, 2008 reflects a $5.7 million after-tax loss for the change in fair value of interest rate hedges.

2008 compared to 2007

Great Plains Energy's 2008 earnings available for common shareholders decreased to $152.9 million, or $1.51 per share, from $157.6 million, or $1.85 per share in 2007. A higher number of common shares outstanding, primarily due to the issuance of 32.2 million shares for the acquisition of GMO, diluted 2008 earnings per share by $0.28.

Electric utility's net income decreased $13.7 million in 2008 compared to 2007. This decrease was primarily due to mild summer weather, a decrease in wholesale sales, higher fuel costs, higher purchased power prices and planned and unplanned plant outages which led to increased operating expenses at KCP&L. Also, in 2007, KCP&L received authorization from the MPSC and KCC to defer $8.9 million of skill set realignment costs incurred in 2006 resulting in lower expenses in 2007. Partially offsetting these decreases were increased retail revenues primarily due to new retail rates at KCP&L effective January 1, 2008 and an increase in AFUDC at KCP&L. The acquisition of GMO increased electric utility's net income $17.9 million.

Great Plains Energy's corporate and other activities loss from continuing operations decreased $12.3 million in 2008 compared to 2007, primarily due to $3.4 million of after-tax income related to the release of a legal reserve in 2008, the reversal of $3.6 million of after-tax interest expense related to unrecognized tax benefits in 2008, a $3.8 million after-tax favorable impact from the deferral in 2008 of merger transition costs incurred in 2007 to a regulatory asset and a $4.6 million after-tax change in the fair value of Forward Starting Swaps (FSS). The acquisition of GMO increased Great Plains Energy's corporate and other activities loss $5.4 million.

ELECTRIC UTILITY RESULTS OF OPERATIONS

The following table summarizes the electric utility segment results of operations.

	2009	2008	2007
		(millions)	
Operating revenues	$ 1,965.0	$ 1,670.1	$ 1,292.7
Fuel	(405.5)	(311.4)	(245.5)
Purchased power	(183.7)	(209.9)	(101.0)
Other operating expenses	(738.9)	(624.2)	(500.4)
Skill set realignment deferral	-	-	8.9
Depreciation and amortization	(302.2)	(235.0)	(175.6)
Operating income	334.7	289.6	279.1
Non-operating income and expenses	37.7	21.3	4.2
Interest charges	(151.0)	(96.9)	(67.2)
Income tax expense	(63.6)	(70.9)	(59.3)
Net income	$ 157.8	$ 143.1	$ 156.8

Electric utility's residential customers' usage is significantly affected by weather. Bulk power sales, the major component of wholesale sales, vary with system requirements, generating unit and purchased power availability, fuel costs and requirements of other electric systems. Electric utility's revenues contain certain fuel recovery mechanisms as follows:

- KCP&L's Kansas retail rates effective after January 1, 2008, contain an ECA tariff. The ECA tariff reflects the projected annual amount of fuel, purchased power, emission allowances, transmission costs and asset-based off-system sales margin. These projected amounts are subject to quarterly re-forecasts. Any difference between the ECA revenue collected and the actual ECA amounts for a given year (which may be positive or negative) is recorded as an increase to or reduction of retail revenues and deferred as a regulatory asset or liability to be recovered from or refunded to Kansas retail customers over twelve months beginning April 1 of the succeeding year.

- GMO's electric retail rates contain an FAC tariff under which 95% of the difference between actual fuel cost, purchased power costs and off-system sales margin and the amount provided in base rates for these costs is passed along to GMO's customers. The FAC cycle consists of an accumulation period of six months beginning in June and December with FAC rate approval requested every six months for a twelve month recovery period. The FAC is recorded as an increase to or reduction of retail revenues and deferred as a regulatory asset or liability to be recovered from or refunded to GMO's electric retail customers.
- GMO's steam rates contain a QCA under which 85% of the difference between actual fuel costs and base fuel costs is passed along to GMO's steam customers. The QCA is recorded as an increase to or reduction of other revenues and deferred as a regulatory asset or liability to be recovered from or refunded to GMO's steam customers.

KCP&L's Missouri retail rates do not contain a fuel recovery mechanism, meaning that changes in fuel and purchased power costs will not be reflected in rates until new rates are authorized by the MPSC creating a regulatory lag between the time costs change and when they are reflected in rates. This regulatory lag applies to all costs not included in fuel recovery mechanisms as described above. In the current rising cost environment, regulatory lag can be expected to have an adverse impact on Great Plains Energy's results of operations. Additionally, KCP&L's retail rates in Missouri reflect a set level of non-firm wholesale electric sales margin. KCP&L will not recover any shortfall in non-firm wholesale electric sales margin from the level included in Missouri retail rates and any amount of margin above the level reflected in Missouri retail rates will be returned to KCP&L Missouri retail customers in a future rate case.

Generation fuel mix can substantially change the fuel cost per MWh generated and can be significantly impacted by planned and unplanned plant outages. Nuclear fuel cost per MWh generated is substantially less than the cost of coal per MWh generated. The cost of natural gas and oil per MWh generated is substantially higher than the cost of coal and nuclear fuel per MWh generated. The cost per MWh for purchased power is generally significantly higher than the cost of coal and nuclear fuel per MWh generated. Electric utility continually evaluates its system requirements, the availability of generating units, its demand-side management and efficiency programs, availability and cost of fuel supply and purchased power, and the requirements of other electric systems to provide reliable power economically.

Management anticipates the cost of nuclear fuel to increase significantly in 2010, after which increases are expected to be moderate. Even with this anticipated increase, management expects nuclear fuel cost per MWh generated to remain less than the cost of generation from other fuel sources. With Iatan No. 2 scheduled to be placed in-service in the fall of 2010, management expects there to be more lower-cost coal generation in the fuel mix, lower requirements for purchased power and more generation available for wholesale sales. The majority of KCP&L's and GMO's rail transportation contracts expire in 2010. After 2010, rail transportation costs, a substantial component of the cost of coal per MWh generated, are anticipated to be significantly higher.

Electric Utility Revenues and MWh Sales

	2009	% Change [a]	2008	% Change [a]	2007
Retail revenues			(millions)		
Residential	$ 772.6	NM	$ 605.5	NM	$ 433.8
Commercial	752.5	NM	620.7	NM	492.1
Industrial	171.9	NM	142.2	NM	106.8
Other retail revenues	17.2	NM	13.3	NM	9.9
Provision for rate refund (excess Missouri wholesale margin)	-	NM	(2.9)	NM	(1.1)
Fuel recovery mechanism under recovery	32.8	NM	30.7	NM	-
Total retail	1,747.0	NM	1,409.5	NM	1,041.5
Wholesale revenues	174.6	NM	230.1	NM	234.0
Other revenues	43.4	NM	30.5	NM	17.2
Total revenues	$ 1,965.0	NM	$ 1,670.1	NM	$ 1,292.7

	2009	% Change [a]	2008	% Change [a]	2007
Retail MWh sales			(thousands)		
Residential	8,647	NM	7,047	NM	5,597
Commercial	10,637	NM	9,227	NM	7,737
Industrial	3,143	NM	2,721	NM	2,161
Other retail MWh sales	122	NM	94	NM	92
Total retail	22,549	NM	19,089	NM	15,587
Wholesale MWh sales	5,626	NM	5,237	NM	5,635
Total MWh sales	28,175	NM	24,326	NM	21,222

[a] Not meaningful due to the acquisition of GMO on July 14, 2008.

Retail revenues increased $337.5 million in 2009 compared to 2008 driven by the inclusion of GMO for a full year and new retail rates effective August 1, 2009, and September 1, 2009, for Kansas and Missouri, respectively. The increases to retail revenues were partially offset by a decline in weather-normalized customer usage driven by weakened economic conditions and unfavorable summer weather in 2009, with a 9% decrease in cooling degree days. Cooling degree days were 22% below normal based on a 30-year average.

Retail revenues increased $368.0 million in 2008 compared to 2007. The acquisition of GMO increased retail revenue $306.2 million. New retail rates, effective January 1, 2008, at KCP&L also increased retail revenue. These increases were partially offset by mild summer weather in 2008, with a 27% decrease in cooling degree days.

The following table provides cooling degree days (CDD) and heating degree days (HDD) for the last three years at the Kansas City International Airport. CDD and HDD are used to reflect the demand for energy to cool or heat homes and buildings.

	2009	% Change	2008	% Change	2007
CDD	1,090	(9)	1,196	(27)	1,637
HDD	5,069	(9)	5,590	14	4,925

Form 10-K

Wholesale revenues decreased $55.5 million in 2009 compared to 2008 primarily due to a 38% decrease in the average market price per MWh to $28.92 at KCP&L, primarily driven by lower natural gas prices. This decrease was partially offset by a 7% increase in MWh sales at KCP&L as more MWhs were available for wholesale sales due to a 4% decrease in load requirements for retail sales.

Wholesale revenues decreased $3.9 million in 2008 compared to 2007 due to an 11% decrease in wholesale MWh sales resulting from less generation at KCP&L due to plant outages. This decrease was partially offset by a 9% increase in the average market price per MWh to $46.34, primarily due to higher natural gas prices. The acquisition of GMO increased wholesale revenues $8.6 million.

Electric Utility Fuel and Purchased Power

	2009	% Change	2008	% Change	2007
Net MWhs Generated by Fuel Type			(thousands)		
Coal	19,625	NM[(a)]	16,793	NM[(a)]	14,894
Nuclear	4,121	3	3,994	(18)	4,873
Natural gas and oil	293	NM[(a)]	486	NM[(a)]	544
Wind	354	(16)	419	38	305
Total Generation	24,393	NM[(a)]	21,692	NM[(a)]	20,616

[(a)] Not meaningful due to the acquisition of GMO on July 14, 2008.

KCP&L's coal base load equivalent availability factor in 2009 increased to 79% from 78% in 2008 and was 80% in 2007. GMO's coal base load equivalent availability factor was 79% in 2009 and was 66% in 2008 after the July 14, 2008, date of acquisition. GMO's equivalent availability factor was negatively impacted by scheduled plant outages in the last half of 2008.

KCP&L's nuclear unit, Wolf Creek, accounts for approximately 15% of electric utility's base load capacity. Wolf Creek has scheduled refueling outages every 18 months. The latest refueling outage began on October 10, 2009, and the unit came back on-line November 21, 2009. Primarily as a result of the refueling outages in fall 2009 and spring 2008, the capacity and equivalent availability factor for Wolf Creek was 86% in 2009 and 83% for 2008, compared to 100% in 2007 when Wolf Creek did not have a refueling outage.

Fuel expense increased $94.1 million in 2009 compared to 2008 driven by the inclusion of GMO for a full year and higher coal costs partially offset by changes in the fuel mix reflecting more nuclear and coal generation, which has a significantly lower cost compared to natural gas generation.

Fuel expense increased $65.9 million in 2008 compared to 2007. The acquisition of GMO increased fuel expense $58.1 million. The remaining increase at KCP&L was primarily due to higher coal and coal transportation costs and less nuclear in the fuel mix, which has a lower cost compared to other fuel types. These increases were partially offset by decreased MWhs generated by KCP&L, primarily due to lower system requirements.

Purchased power expense decreased $26.2 million in 2009 compared to 2008 driven by a 43% decrease in the average price per MWh as a result of lower natural gas prices. Partially offsetting this decrease was $6.9 million in recoveries from a litigation settlement in 2008 and the inclusion of GMO for the full year in 2009.

Purchased power expense increased $108.9 million in 2008 compared to 2007. The acquisition of GMO increased purchased power expense $90.9 million. The remaining increase at KCP&L was primarily due to a 26% increase in the average price per MWh as a result of higher natural gas prices. Additionally, an 8% increase in MWh purchases primarily due to the impact of the Wolf Creek refueling outage increased purchased power expense. These increases were partially offset by $6.9 million in recoveries from a litigation settlement regarding a 2005 transformer failure.

Electric Utility Other Operating Expenses *(including utility operating and maintenance expenses, general taxes and other)*
Electric utility's other operating expenses increased $114.7 million in 2009 compared to 2008 driven by the inclusion of GMO for a full year, increased employee-related costs and a $7.5 million payment to terminate an agreement for the construction of a wind project. These increases were partially offset by increased use of internal labor on capital projects as a result of more efficient operations as well as spending reductions and the impact of realized synergies from the GMO acquisition.

Electric utility's other operating expenses increased $123.8 million in 2008 compared to 2007. The acquisition of GMO increased other operating expenses $95.9 million. The remaining increase at KCP&L was primarily due to increased plant operations and maintenance expenses of $12.2 million due to plant outages, increased employee-related costs of $5.5 million, increased property taxes of $3.0 million due to higher assessments and higher mill levies and increased gross receipts tax expense of $2.1 million due to the increase in revenues.

Electric Utility Skill Set Realignment
In 2007, KCP&L received authorization from the MPSC and KCC to establish $8.9 million in regulatory assets for costs originally expensed in 2006 related to a workforce realignment process and amortize them over five years for the Missouri jurisdictional portion and ten years for the Kansas jurisdictional portion effective with new rates on January 1, 2008. Amortization of $1.4 million in 2009 and 2008 was recorded to utility operating and maintenance expense on Great Plains Energy's consolidated income statements.

Electric Utility Depreciation and Amortization
Electric utility's depreciation and amortization costs increased $67.2 million in 2009 compared to 2008 driven by the inclusion of GMO for a full year, $10.8 million of additional amortization at KCP&L pursuant to rate case orders, the impact of placing Iatan No. 1 and Sibley No. 3 environmental equipment in service during 2009 and normal depreciation activity for capital additions.

Electric utility's depreciation and amortization costs increased $59.4 million in 2008 compared to 2007. The acquisition of GMO increased depreciation and amortization $30.7 million. The remaining increase at KCP&L was primarily due to additional amortization pursuant to rate case orders of $21.7 million combined with normal depreciation activity for capital additions.

Form 10-K

Electric Utility Non-Operating Income ad Expenses
Electric utility's non-operating income and expenses increased $16.4 million in 2009 compared to 2008 primarily due to a $15.4 million increase in the equity component of AFUDC resulting from higher average construction work in progress balances and the inclusion of GMO for a full year.

Electric utility's non-operating income and expenses increased $17.1 million in 2008 compared to 2007. The acquisition of GMO increased non-operating income and expenses $2.1 million. The remaining increase at KCP&L was primarily due to a $20.0 million increase in the equity component of AFUDC resulting from a higher construction work in progress balance due to Comprehensive Energy Plan projects.

Electric Utility Interest Charges
Electric utility's interest charges increased $54.1 million in 2009 compared to 2008 driven by the inclusion of GMO for a full year, interest on KCP&L's $400.0 million of Mortgage Bonds Series 2009A issued in March 2009 and interest for a full year on $350.0 million of unsecured Senior Notes issued in March 2008. These increases were partially offset at KCP&L by decreased commercial paper outstanding, decreased rates on commercial paper and an increase in the debt component of AFUDC resulting from a higher average construction work in progress balance due to KCP&L's Comprehensive Energy Plan projects.

Electric utility's interest charges increased $29.7 million in 2008 compared to 2007. The acquisition of GMO increased interest charges $24.6 million. The remaining increase at KCP&L was primarily due to interest on $350.0 million of unsecured Senior Notes issued in March 2008, partially offset by an increase in the debt component of AFUDC resulting from a higher construction work in progress balance due to Comprehensive Energy Plan projects.

Electric Utility Income Tax Expense
Electric utility's income tax expense decreased $7.3 million in 2009 compared to 2008 due to an increase in KCP&L's deferred tax balances in 2008 of $20.3 million as a result of an increase in the composite tax rate reflecting the 2008 sale of Strategic Energy. Additionally, 2008 reflected $6.7 million of allocated tax benefits from holding company losses. The tax sharing agreement between Great Plains Energy and its subsidiaries was modified on July 14, 2008. As part of the new agreement, parent company tax benefits are no longer allocated to KCP&L or other subsidiaries. The inclusion of GMO for a full year in 2009 also partially offset the decrease in income tax expense.

Electric utility's income tax expense increased $11.6 million in 2008 compared to 2007. The acquisition of GMO increased income taxes $11.1 million. The remaining increase at KCP&L was primarily due to an increase of $20.3 million as a result of an increase in the composite tax rate reflecting the sale of Strategic Energy, mostly offset by decreased pre-tax income and increased wind credits. See Note 22 to the consolidated financial statements for a reconciliation of effective income tax rates for the periods.

GREAT PLAINS ENERGY SIGNIFICANT BALANCE SHEET CHANGES (December 31, 2009 compared to December 31, 2008)

- Great Plains Energy's electric utility plant increased $908.2 million primarily due to the following projects placed in service, in addition to normal plant activity:
  - $553.0 million for the Iatan No. 1 environmental project and certain common costs; and
  - $135.5 million for environmental equipment at GMO's Sibley No. 3 and Jeffrey Energy Center.
- Great Plains Energy's construction work in progress decreased $150.7 million primarily due to $688.5 million of electric utility projects placed in service as described above, partially offset by a $391.7 million increase related to KCP&L's Comprehensive Energy Plan projects, $63.7 million related to GMO's 18% share of Iatan No. 2 and $44.6 million related to a KCP&L wind project, in addition to normal activity.
- Great Plains Energy's notes payable increased $48.0 million due to additional borrowings for the repayment of current maturities of long-term debt.

- Great Plains Energy's commercial paper decreased $193.6 million primarily due to repayment with proceeds from KCP&L's issuance of $400.0 million of Mortgage Bonds Series 2009A, part of the $275.8 million net proceeds from Great Plains Energy's issuance of Equity Units and part of the $204.0 million net proceeds from the issuance of common stock, partially offset by a $79.1 million payment for the settlement of FSS and additional borrowings to support Comprehensive Energy Plan expenditures and other normal operating activities.
- Great Plains Energy's accounts payable decreased $103.0 million primarily due to the timing of cash payments and completing significant construction projects in the first half of 2009, including the Iatan No. 1 environmental project and GMO's Sibley SCR project, and decreases related to lower natural gas and purchased power prices.
- Great Plains Energy's derivative instruments – current liabilities decreased $85.9 million primarily due to the settlement of FSS simultaneously with KCP&L's issuance of $400.0 million of Mortgage Bonds Series 2009A in March 2009.
- Great Plains Energy's deferred tax credits increased $35.0 million primarily due to recognition of $37.2 million of advanced coal credits. See Note 22 to the consolidated financial statements for additional information on the advanced coal credits.

CAPITAL REQUIREMENTS AND LIQUIDITY

Great Plains Energy operates through its subsidiaries and has no material assets other than the stock of its subsidiaries. Great Plains Energy's ability to make payments on its debt securities and its ability to pay dividends is dependent on its receipt of dividends or other distributions from its subsidiaries, proceeds from the issuance of its securities and borrowing under its revolving credit facility.

Great Plains Energy's capital requirements are principally comprised of debt maturities and electric utility's construction and other capital expenditures. These items as well as additional cash and capital requirements are discussed below.

Great Plains Energy's liquid resources at December 31, 2009, consisted of $65.9 million of cash and cash equivalents on hand and $901.9 million of unused bank lines of credit. The unused lines consisted of $354.6 million from Great Plains Energy's revolving credit facility, $392.5 million from KCP&L's credit facilities and $154.8 million from GMO's revolving credit facility. See Note 12 to the consolidated financial statements for more information on these agreements.

Great Plains Energy intends to meet day-to-day cash flow requirements including interest payments, retirement of maturing debt, construction requirements, dividends and pension benefit plan funding requirements, with a combination of internally generated funds and proceeds from the issuance of equity securities, equity-linked securities and/or short-term and long-term debt. Great Plains Energy's intention to meet a portion of these requirements with internally generated funds may be impacted by the effect of inflation on operating expenses, the level of MWh sales, regulatory actions, compliance with environmental regulations and the availability of generating units. In addition, Great Plains Energy may issue equity, equity-linked securities and/or debt to finance growth.

Cash Flows from Operating Activities

Great Plains Energy generated positive cash flows from operating activities for the periods presented. The decrease in cash flows from operating activities for Great Plains Energy in 2009 compared to 2008 is primarily due to a decrease in accounts payable due to the timing of cash payments and completing significant construction projects and KCP&L's payment of $79.1 million for the settlement of FSS upon the issuance of $400.0 million of 7.15% Mortgage Bonds Series 2009A in 2009. Partially offsetting these decreases was KCP&L's 2008 payment of $41.2 million for the settlement of three Treasury Locks (T-Locks). Additionally, 2008 cash flows from operating activities include Strategic Energy. Great Plains Energy sold Strategic Energy in 2008. Other changes in working capital are detailed in Note 3 to the consolidated financial statements. The individual components of working capital vary with normal business cycles and operations.

The increase in cash flows from operating activities for Great Plains Energy in 2008 compared to 2007 reflects an increase in KCP&L's cash flows due to a decrease in accounts receivable from wholesale sales and joint owners and tax refunds received in 2008 partially offset by payment of $41.2 million for the settlement of three T-Locks. Other changes in working capital are detailed in Note 3 to the consolidated financial statements.

Cash Flows from Investing Activities

Great Plains Energy's cash used for investing activities varies with the timing of utility capital expenditures and purchases of investments and nonutility property. Investing activities are offset by the proceeds from the sale of properties and insurance recoveries.

Great Plains Energy's utility capital expenditures decreased $182.6 million in 2009 compared to 2008 due to a decrease in KCP&L's cash utility capital expenditures primarily related to Comprehensive Energy Plan projects.

Great Plains Energy's utility capital expenditures increased $512.2 million in 2008 compared to 2007. The acquisition of GMO increased cash utility capital expenditures $213.2 million and KCP&L's cash utility capital expenditures increased $299.0 million due to a $285.7 million increase related to KCP&L's Comprehensive Energy Plan projects.

In 2008, Great Plains Energy completed the sale of Strategic Energy and received gross cash proceeds of $307.7 million. At the time of the sale, Strategic Energy had $88.9 million of cash, resulting in proceeds from the sale of Strategic Energy, net of cash sold of $218.8 million.

On July 14, 2008, Great Plains Energy closed its acquisition of GMO. Great Plains Energy paid cash consideration of $0.7 billion. At the time of the acquisition, GMO had approximately $1.0 billion of cash from the sale of its electric utility assets in Colorado, Kansas, Nebraska and Iowa to Black Hills.

Cash Flows from Financing Activities

Great Plains Energy's cash flows from financing activities in 2009 reflect gross proceeds of $161.0 million from the issuance of 11.5 million shares of common stock at $14 per share and gross proceeds of $287.5 million from the issuance of 5.8 million Equity Units. See Note 13 to the consolidated financial statements for more information on the Equity Units. Also reflected in the cash flows from financing activities in 2009 is KCP&L's issuance, at a discount, of $400.0 million of Mortgage Bonds Series 2009A that mature in 2019. Additionally, Great Plains Energy sold 3.8 million shares of common stock for $50.0 million in gross proceeds under a Sales Agency Financing Agreement with BNY Mellon Capital Markets, LLC (BNYMCM). Great Plains Energy paid $22.8 million in 2009 for fees related to all issuances of debt and common stock. The proceeds from these issuances were used primarily to repay short-term borrowings.

Great Plains Energy's cash flows from financing activities in 2008 reflect KCP&L's issuance of $350.0 million of unsecured Senior Notes that mature in 2018. The proceeds were used to repay short-term borrowings. GMO repaid $169.0 million on a credit agreement that was terminated in 2008 and subsequently borrowed $110.0 million under its new revolving credit facility. Additionally, GMO terminated various other credit agreements and paid $12.5 million of termination fees.

Great Plains Energy's cash flows from financing activities in 2007 reflect KCP&L's repayment and issuance of Senior Notes; Great Plains Energy's issuance, at a discount, of $100.0 million of Senior Notes that mature in 2017; an increase in short-term borrowings and the $12.3 million settlement of an equity forward contract at Great Plains Energy. KCP&L's cash flows from financing activities in 2007 reflect KCP&L's repayment of its $225.0 million of Senior Notes at maturity, issuance, at a discount, of $250.0 million of Senior Notes that mature in 2017, and an increase in short-term borrowings. KCP&L's short-term borrowings increased primarily to support expenditures related to its Comprehensive Energy Plan.

Financing Authorization

Under stipulations with the MPSC and KCC, Great Plains Energy and KCP&L maintain common equity at not less than 30% and 35%, respectively, of total capitalization (including only the amount of short-term debt in excess of the amount of construction work in progress). KCP&L's long-term financing activities are subject to the authorization of the MPSC. KCP&L utilized $1.25 billion of $1.4 billion of long-term debt authorization from the MPSC that expired on December 31, 2009. In December 2009, KCP&L filed an application with the MPSC requesting authorization to issue up to $650.0 million of long-term debt and enter into interest rate hedging instruments in connection with such debt through December 31, 2011, which is pending MPSC decision. In addition, in 2009, KCP&L received authorization from the MPSC and issued $196.5 million in mortgage bonds to insurers of KCP&L's $196.5 million aggregate principal amount of Environmental Improvement Revenue Refunding (EIRR) Bonds Series 2005 and Series 2007, as required under the terms of the insurance agreements due to the issuance of other mortgage bonds by KCP&L. See Note 13 to the consolidated financial statements for more information on these insurance agreements.

In December 2008, FERC authorized KCP&L to have outstanding at any time up to a total of $1.1 billion in short-term debt instruments through December 2010. The authorization is subject to four restrictions: (i) proceeds of debt backed by utility assets must be used for utility purposes; (ii) if any utility assets that secure authorized debt are divested or spun off, the debt must follow the assets and also be divested or spun off; (iii) if any proceeds of the authorized debt are used for non-utility purposes, the debt must follow the non-utility assets (specifically, if the non-utility assets are divested or spun off, then a proportionate share of the debt must follow the divested or spun off non-utility assets); and (iv) if utility assets financed by the authorized short-term debt are divested or spun off to another entity, a proportionate share of the debt must also be divested or spun off. At December 31, 2009, there was $913.4 million available under this authorization.

GMO has $500.0 million of FERC short-term debt authorization through April 2010, subject to the same four restrictions as the KCP&L FERC short-term authorization discussed in the preceding paragraph. At December 31, 2009, there was $268.0 million available under this authorization. In December 2009, GMO filed an application with FERC requesting a renewal of the same $500.0 million of short-term debt authorization through 2012, which is pending FERC decision. GMO has $750.0 million of FERC long-term debt authorization through July 31, 2010, none of which has been utilized.

KCP&L and GMO are also authorized by FERC to participate in the Great Plains Energy money pool. The money pool is an internal financing arrangement in which funds deposited into the money pool could be lent on a short-term basis to KCP&L and GMO. At December 31, 2009, KCP&L had an outstanding payable under the money pool of $0.9 million to Great Plains Energy and a receivable of $6.0 million from GMO.

Significant Financing Activities

Great Plains Energy

Great Plains Energy has an effective shelf registration statement for the sale of unspecified amounts of securities with the SEC that was filed and became effective in May 2009.

In May 2009, Great Plains Energy issued 11.5 million shares of common stock at $14.00 per share with $161.0 million in gross proceeds and 5.8 million Equity Units with gross proceeds of $287.5 million. See Note 13 to the consolidated financial statements for more information on the Equity Units.

In August 2008, Great Plains Energy entered into a Sales Agency Financing Agreement with BNYMCM. Under the terms of the agreement, Great Plains Energy may offer and sell up to 8.0 million shares of its common stock from time to time through BNYMCM, as agent, for a period of no more than three years. Great Plains Energy will pay BNYMCM a commission equal to 1% of the sales price of all shares sold under the agreement. During 2009, 3.8 million shares were sold for $49.5 million in net proceeds through BNYMCM. During 2008, 0.2 million shares were sold for $3.5 million in net proceeds.

Form 10-K

KCP&L

KCP&L has an effective shelf registration statement providing for the sale of unspecified amounts of investment grade notes and general mortgage bonds with the SEC that was filed and became effective in May 2009.

In March 2009, KCP&L issued $400.0 million of 7.15% Mortgage Bonds Series 2009A, maturing in 2019. KCP&L settled FSS simultaneously with the issuance of its $400.0 million 10-year long-term debt and paid $79.1 million in cash for the settlement.

In March 2008, KCP&L issued $350.0 million of 6.375% unsecured Senior Notes, maturing in 2018. KCP&L settled three T-Locks simultaneously with the issuance of its $350.0 million 10-year long-term debt and paid $41.2 million in cash for the settlement.

In May 2008, KCP&L's Series 2008 EIRR bonds totaling $23.4 million maturing in 2038 were issued. The bonds have an initial long-term interest rate of 4.90% until June 30, 2013. At the end of the initial long-term interest rate period, the bonds are subject to mandatory tender; however, KCP&L is not obligated to pay the purchase price of the bonds on the mandatory tender date. If the bonds are not successfully remarketed, the bonds will bear interest at a daily rate equal to 10% per annum until all of the bonds are successfully remarketed.

Debt Agreements

See Note 12 to the consolidated financial statements for discussion of revolving credit facilities.

Projected Utility Capital Expenditures

Great Plains Energy's cash utility capital expenditures, excluding AFUDC to finance construction, were $841.1 million, $1,023.7 million and $511.5 million in 2009, 2008 and 2007, respectively. Utility capital expenditures projected for the next three years, excluding AFUDC, are detailed in the following table. This utility capital expenditure plan is subject to continual review and change.

	2010	2011	2012
		(millions)	
Generating facilities (excluding Iatan No. 2)	$ 152.0	$ 152.8	$ 138.3
Distribution and transmission facilities	192.8	238.0	275.7
General facilities	15.6	23.7	48.9
Nuclear fuel	30.9	21.5	19.8
Environmental	16.4	189.1	189.9
Iatan No. 2 [(a)]	243.9	54.1	-
Total utility capital expenditures	$ 651.6	$ 679.2	$ 672.6

[(a)] Includes $183.5 million and $40.7 million of expenditures pursuant to KCP&L's Comprehensive Energy Plan in 2010 and 2011, respectively. Includes $60.4 million and $13.4 million of expenditures at GMO in 2010 and 2011, respectively.

Pensions

The Company maintains defined benefit plans for substantially all active and inactive employees of KCP&L, GMO and WCNOC and incurs significant costs in providing the plans. Funding of the plans follows legal and regulatory requirements with funding equaling or exceeding the minimum requirements of the Employee Retirement Income Security Act of 1974 (ERISA). In 2009, the Company contributed $42.1 million to the plans to satisfy the ERISA funding requirements and the MPSC and KCC rate orders and in 2008 contributed $29.3 million to the plans, all paid by KCP&L.

The Company expects to contribute approximately $53.6 million to the plans in 2010 to satisfy ERISA and regulatory funding requirements, the majority of which is expected to be paid by KCP&L.

Management believes the Company has adequate access to capital resources through cash flows from operations or through existing lines of credit to support the funding requirements.

Credit Ratings

At December 31, 2009, the major credit rating agencies rated Great Plains Energy's and KCP&L's securities as detailed in the following table.

	Moody's Investors Service	Standard & Poor's
Great Plains Energy		
Outlook	Negative	Negative
Corporate Credit Rating	-	BBB
Preferred Stock	Ba1	BB+
Senior Unsecured Debt	Baa3	BBB-
KCP&L		
Outlook	Negative	Negative
Senior Secured Debt	A3	BBB+
Senior Unsecured Debt	Baa1	BBB
Commercial Paper	P-2	A-3
GMO		
Outlook	Negative	Negative
Senior Unsecured Debt [a]	Baa3	BBB

[a] reflects Great Plains Energy guarantee

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. Great Plains Energy and KCP&L view maintenance of strong credit ratings as extremely important and to that end an active and ongoing dialogue is maintained with the agencies with respect to results of operations, financial position, and future prospects. While a decrease in these credit ratings would not cause any acceleration of Great Plains Energy's, KCP&L's or GMO's debt, it could increase interest charges under Great Plains Energy's 6.875% Senior Notes due 2017, GMO's 11.875% Senior Notes due 2012, GMO's 7.95% Senior Notes due 2011 and Great Plains Energy's, KCP&L's and GMO's revolving credit agreements. A decrease in credit ratings could also have, among other things, an adverse impact on Great Plains Energy's, KCP&L's and GMO's access to capital, the cost of funds, the ability to recover actual interest costs in state regulatory proceedings, the amounts of collateral required under supply agreements and Great Plains Energy's ability to provide credit support for its subsidiaries.

Supplemental Capital Requirements and Liquidity Information

The information in the following table is provided to summarize Great Plains Energy's cash obligations and commercial commitments.

Payment due by period	2010	2011	2012	2013	2014	After 2014	Total
				(millions)			
Long-term debt							
Principal	$ 1.4	$ 485.8	$ 513.8	$ 13.1	$ 1.5	$ 2,116.7	$ 3,132.3
Interest	240.4	220.6	174.0	143.7	127.5	914.7	1,820.9
Lease commitments							
Operating lease	15.6	16.0	15.3	14.0	13.6	151.6	226.1
Capital lease	0.4	0.4	0.4	0.4	0.4	5.0	7.0
Pension and other post-retirement plans [(a)]	71.6	[(a)]	[(a)]	[(a)]	[(a)]	[(a)]	71.6
Purchase commitments							
Fuel	197.3	113.3	103.9	100.2	85.1	138.8	738.6
Purchased capacity	33.0	19.9	14.1	13.1	4.5	6.5	91.1
Comprehensive Energy Plan	105.3	1.4	-	-	-	-	106.7
Non-regulated natural gas transportation	6.1	5.6	3.2	3.2	3.2	7.2	28.5
Other	66.9	15.0	5.9	5.5	5.6	21.2	120.1
Total contractual commitments [(a)]	$ 738.0	$ 878.0	$ 830.6	$ 293.2	$ 241.4	$ 3,361.7	$ 6,342.9

[(a)] The Company expects to make contributions to the pension and other post-retirement plans beyond 2010 but the amounts are not yet determined. Total contractual commitments for years after 2010 do not reflect expected pension plan contributions for periods beyond 2010.

Long-term debt includes current maturities. Long-term debt principal excludes $2.5 million of discounts on senior notes. Variable rate interest obligations are based on rates as of December 31, 2009. Equity Units subordinated notes totaling $287.5 million mature in 2042 but must be remarketed between December 15, 2011 and June 12, 2012. In connection with a successful remarketing of the notes, Great Plains Energy may elect, without the consent of any of the holders, to modify the notes' stated maturity to any date on or after June 15, 2014 and earlier than June 15, 2042. If the notes have not been successfully remarketed by June 12, 2012, the holders of all notes will have the right to put their notes to Great Plains Energy on June 15, 2012, in payment of the associated common stock purchase contracts. Interest on the Equity Units subordinated notes is included up to June 15, 2014. See Note 13 to the consolidated financial statements for additional information.

Lease commitments end in 2032 and include capital and operating lease obligations. Lease obligations also include railcars to serve jointly-owned generating units where KCP&L is the managing partner. KCP&L will be reimbursed by the other owners for approximately $2.0 million per year ($14.7 million total) of the amounts included in the table above.

The Company expects to contribute $71.6 million to the pension and other post-retirement plans in 2010, of which the majority is expected to be paid by KCP&L. Additional contributions to the plans are expected beyond 2010 in amounts at least sufficient to meet ERISA and regulatory funding requirements; however, these amounts have not yet been determined.

Fuel commitments consist of commitments for nuclear fuel, coal and coal transportation costs. KCP&L and GMO purchase capacity from other utilities and nonutility suppliers. Purchasing capacity provides the option to purchase energy if needed or when market prices are favorable. KCP&L has capacity sales agreements not included above that total $11.2 million per year for 2010 and 2011, $6.9 million in 2012 and $1.6 million in 2013. Comprehensive Energy Plan represents contractual commitments for projects included in KCP&L's Comprehensive Energy Plan including jointly owned units. KCP&L expects to be reimbursed by other owners, including GMO, for their respective share of Iatan No. 2 and environmental retrofit costs included in the

Comprehensive Energy Plan contractual commitments. Non-regulated natural gas transportation consists of MPS Merchant's commitments. Other represents individual commitments entered into in the ordinary course of business.

At December 31, 2009, the total liability for unrecognized tax benefits for Great Plains Energy was $51.4 million, which is not included in the table above. Great Plains Energy is unable to determine reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. See Note 22 to the consolidated financial statements for information regarding the recognition of tax benefits in the next twelve months, which is not expected to have a cash impact.

Great Plains Energy has other insignificant long-term liabilities recorded on its consolidated balance sheet at December 31, 2009, that do not have a definitive cash payout date and are not included in the table above.

Off-Balance Sheet Arrangements

In the normal course of business, Great Plains Energy and certain of its subsidiaries enter into various agreements providing financial or performance assurance to third parties on behalf of certain subsidiaries. Such agreements include, for example, guarantees, stand-by letters of credit and surety bonds. These agreements are entered into primarily to support or enhance the creditworthiness otherwise attributed to a subsidiary on a stand-alone basis, thereby facilitating the extension of sufficient credit to accomplish the subsidiaries' intended business purposes.

The majority of these agreements guarantee the Company's own future performance, so a liability for the fair value of the obligation is not recorded. At December 31, 2009, Great Plains Energy has provided $1,063.6 million of credit support for GMO as follows:

- Great Plains Energy direct guarantees to GMO counterparties totaling $87.9 million, which expire in 2010,
- Great Plains Energy letters of credit totaling $25.4 million to GMO counterparties, which expire in 2010, and
- Great Plains Energy guarantees of GMO long-term debt totaling $950.3 million, which includes debt with maturity dates ranging from 2010-2023.

Great Plains Energy has also guaranteed GMO's $400 million revolving line of credit dated September 23, 2008, with a group of banks, expiring September 23, 2011. At December 31, 2009, there was $232.0 million outstanding under this facility.

None of the guaranteed obligations are subject to default or prepayment as a result of a downgrade of GMO's credit ratings, although such a downgrade has in the past, and could in the future, increase interest charges under GMO's 11.875% Senior Notes due 2012 and 7.95% Senior Notes due 2011, as well as GMO's revolving line of credit.

At December 31, 2009, GMO had issued letters of credit totaling $13.2 million as credit support to certain counterparties.

KCP&L is contingently liable for guaranteed energy savings under an agreement with a customer, guaranteeing an aggregate value of approximately $1.0 million over the next year. A subcontractor would indemnify KCP&L for any payments made by KCP&L under this guarantee. Additionally, at December 31, 2009, KCP&L had issued letters of credit totaling $20.9 million as credit support to certain counterparties.

KCP&L has guarantees related to bond insurance policies for its secured 1992 series EIRR bonds totaling $31.0 million, Series 1993A and 1993B EIRR bonds totaling $79.5 million, EIRR Bond Series 2005 totaling $85.9 million and EIRR Bonds Series 2007A and 2007B totaling $146.5 million. The insurance agreement between KCP&L and the issuer of the bond insurance policies provides for reimbursement by KCP&L for any amounts the insurer pays under the bond insurance policies. As the insurers' credit ratings are below KCP&L's credit ratings, the bonds are rated at KCP&L's credit ratings.

New Accounting Standards

See Note 26 to the consolidated financial statements for information regarding new accounting standards.

KANSAS CITY POWER & LIGHT COMPANY

Form 10-K

MANAGEMENT'S NARRATIVE ANALYSIS OF RESULTS OF OPERATIONS

The following discussion of KCP&L results of operations includes KCP&L, an integrated, regulated electric utility and for 2007 includes Home Service Solutions Inc. (HSS), formerly an unregulated subsidiary of KCP&L, which was transferred from KCP&L to KLT Inc. on January 2, 2008. HSS' results in 2007 were insignificant.

The following table summarizes KCP&L's consolidated comparative results of operations.

	2009	2008	2007
		(millions)	
Operating revenues	$ 1,318.2	$ 1,343.0	$ 1,292.7
Fuel	(251.3)	(253.3)	(245.5)
Purchased power	(70.8)	(119.0)	(101.0)
Other operating expenses	(534.3)	(528.3)	(500.6)
Skill set realignment deferral	-	-	8.9
Depreciation and amortization	(229.6)	(204.3)	(175.6)
Operating income	232.2	238.1	278.9
Non-operating income and expenses	28.5	19.2	4.3
Interest charges	(84.9)	(72.3)	(67.2)
Income tax expense	(46.9)	(59.8)	(59.3)
Net income	$ 128.9	$ 125.2	$ 156.7

KCP&L Revenues and MWh Sales

	2009	% Change	2008	% Change	2007
Retail revenues			(millions)		
Residential	$ 472.2	2	$ 463.0	7	$ 433.8
Commercial	542.7	4	521.1	6	492.1
Industrial	108.8	(1)	109.9	3	106.8
Other retail revenues	10.9	2	10.6	8	9.9
Provision for rate refund (excess Missouri wholesale margin)	-	NM	(2.9)	NM	(1.1)
Kansas ECA (over) under recovery	(0.7)	NM	1.6	NA	-
Total retail	1,133.9	3	1,103.3	6	1,041.5
Wholesale revenues	166.2	(25)	221.5	(5)	234.0
Other revenues	18.1	(1)	18.2	7	17.2
KCP&L revenues	$ 1,318.2	(2)	$ 1,343.0	4	$ 1,292.7

	2009	% Change	2008	% Change	2007
Retail MWh sales			(thousands)		
Residential	5,203	(4)	5,413	(3)	5,597
Commercial	7,506	(3)	7,704	-	7,737
Industrial	1,884	(9)	2,061	(5)	2,161
Other retail MWh sales	88	9	80	(14)	92
Total retail	14,681	(4)	15,258	(2)	15,587
Wholesale MWh sales	5,381	7	5,030	(11)	5,635
KCP&L MWh sales	20,062	(1)	20,288	(4)	21,222

Form 10-K

Retail revenues increased $30.6 million in 2009 compared to 2008 primarily due to new retail rates effective August 1, 2009, and September 1, 2009, for Kansas and Missouri, respectively, partially offset by a decline in weather-normalized customer usage driven by weakened economic conditions and unfavorable summer weather in 2009, with a 9% decrease in cooling degree days. Cooling degrees days were 22% below normal based on a 30-year average.

Retail revenues increased $61.8 million in 2008 compared to 2007 primarily due to new retail rates effective January 1, 2008, partially offset by mild summer weather in 2008, with a 27% decrease in cooling degree days.

Wholesale revenues decreased $55.3 million in 2009 compared to 2008 due to a 38% decrease in the average market price per MWh to $28.92, primarily driven by lower natural gas prices. This decrease was partially offset by a 7% increase in MWh sales as more MWhs were available for wholesale sales due to a 4% decrease in load requirements for retail sales.

Wholesale revenues decreased $12.5 million in 2008 compared to 2007 due to an 11% decrease in wholesale MWh sales resulting from less generation due to plant outages, partially offset by a 9% increase in the average market price per MWh to $46.34, primarily due to higher natural gas prices.

KCP&L Fuel and Purchased Power

	2009	% Change	2008	% Change	2007
Net MWhs Generated by Fuel Type			(thousands)		
Coal	14,507	(1)	14,646	(2)	14,894
Nuclear	4,121	3	3,994	(18)	4,873
Natural gas and oil	229	(39)	378	(31)	544
Wind	354	(16)	419	38	305
Total Generation	19,211	(1)	19,437	(6)	20,616

KCP&L's coal base load equivalent availability factor for 2009 increased to 79% from 78% in 2008 and was 80% in 2007.

KCP&L's nuclear unit, Wolf Creek, accounts for approximately 19% of its base load capacity. Wolf Creek has scheduled refueling outages every 18 months. The latest refueling outage began on October 10, 2009, and the unit came back on-line November 21, 2009. Primarily as a result of the refueling outages in fall 2009 and spring 2008, the capacity and equivalent availability factor for Wolf Creek decreased to 86% in 2009 and 83% for 2008, compared to 100% in 2007 when Wolf Creek did not have a refueling outage.

Fuel expense decreased $2.0 million in 2009 compared to 2008 primarily due to changes in the fuel mix with more nuclear, which has a lower cost compared to other fuel types, and less coal and natural gas in the fuel mix. Additionally, lower natural gas prices offset the impact of higher coal costs.

Form 10-K

Fuel expense increased $7.8 million in 2008 compared to 2007 primarily due to higher coal and coal transportation costs and less nuclear in the fuel mix. These increases were partially offset by decreased MWhs generated primarily due to lower system requirements.

Purchased power expense decreased $48.2 million in 2009 compared to 2008 primarily due to a 50% decrease in the average price per MWh as a result of lower natural gas prices, partially offset by a 1% increase in MWh purchases and $6.9 million in recoveries from a litigation settlement in 2008.

Purchased power expense increased $18.0 million in 2008 compared to 2007 primarily due to a 26% increase in the average price per MWh as a result of higher natural gas prices. Additionally, an 8% increase in MWh purchases due to the impact of plant outages in the first half of the year increased purchased power expense. These increases were partially offset by $6.9 million in recoveries from a litigation settlement regarding a 2005 transformer failure.

KCP&L Other Operating Expenses *(including operating and maintenance expenses, general taxes and other)*
KCP&L's other operating expenses increased $6.0 million in 2009 compared to 2008 primarily due to increased employee-related costs and $7.5 million expensed in September 2009 after KCP&L exercised its option to terminate an agreement for the construction of a wind project. These increases were partially offset by increased use of internal labor on capital projects as a result of more efficient operations as well as spending reductions and realized synergies from the GMO acquisition.

KCP&L's other operating expenses increased $27.7 million in 2008 compared to 2007 primarily due to increased plant operations and maintenance expenses of $12.2 million due to plant outages, increased employee-related costs of $5.5 million, increased property taxes of $3.0 million due to higher assessments and higher mill levies and increased gross receipts tax expense of $2.1 million due to the increase in revenues.

KCP&L Skill Set Realignment
In 2007, KCP&L received authorization from the MPSC and KCC to establish $8.9 million in regulatory assets for costs originally expensed in 2006 related to a workforce realignment process and amortize them over five years for the Missouri jurisdictional portion and ten years for the Kansas jurisdictional portion effective with new rates on January 1, 2008. Amortization of $1.4 million in 2009 and 2008 was recorded to utility operating and maintenance expense on KCP&L's income statements.

KCP&L Depreciation and Amortization
KCP&L's depreciation and amortization costs increased $25.3 million in 2009 compared to 2008 primarily due to $10.8 million of additional amortization pursuant to rate case orders, placing the Iatan No. 1 environmental project in service during 2009 and normal depreciation activity for capital additions. KCP&L's depreciation and amortization costs increased $28.7 million in 2008 compared to 2007 primarily due to additional amortization pursuant to rate case orders of $21.7 million combined with normal depreciation activity for capital additions.

KCP&L Non-operating Income and Expenses
KCP&L's non-operating income and expenses increased $9.3 million in 2009 compared to 2008 primarily due to an increase in the equity component of AFUDC resulting from a higher construction work in progress balance due to Comprehensive Energy Plan projects. KCP&L's non-operating income and expenses increased $14.9 million in 2008 compared to 2007 primarily due to an increase in the equity component of AFUDC resulting from a higher construction work in progress balance due to Comprehensive Energy Plan projects.

KCP&L Interest Charges
KCP&L's interest charges increased $12.6 million in 2009 compared to 2008 primarily due to interest on $400.0 million of Mortgage Bonds Series 2009A issued in March 2009 and on $350.0 million of unsecured Senior Notes issued in March 2008, partially offset by decreased commercial paper outstanding, decreased rates on commercial paper and an increase in the debt component of AFUDC resulting from a higher construction work in progress balance due to Comprehensive Energy Plan projects. KCP&L's interest charges increased $5.1 million in 2008

compared to 2007 primarily due to interest on $350.0 million of 6.375% unsecured Senior Notes issued in March 2008, partially offset by an increase in the debt component of AFUDC resulting from a higher construction work in progress balance due to Comprehensive Energy Plan projects.

KCP&L Income Tax Expense

KCP&L's income tax expense decreased $12.9 million in 2009 compared to 2008 primarily due to an increase in deferred tax balances in 2008 of $20.3 million as a result of an increase in the composite tax rate reflecting Great Plains Energy's 2008 sale of Strategic Energy. Additionally, 2008 reflected $6.7 million of allocated tax benefits from holding company losses. The tax sharing agreement between Great Plains Energy and its subsidiaries was modified on July 14, 2008. As part of the new agreement, parent company tax benefits are no longer allocated to KCP&L or other subsidiaries.

KCP&L's income tax expense increased $0.5 million in 2008 compared to 2007 primarily due to an increase of $20.3 million as a result of an increase in the composite tax rate reflecting Great Plains Energy's sale of Strategic Energy, mostly offset by decreased pre-tax income and increased wind credits. See Note 22 to the consolidated financial statements for a reconciliation of effective income tax rates for the periods.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of business, Great Plains Energy and KCP&L face risks that are either non-financial or non-quantifiable. Such risks principally include business, legal, operations and credit risks and are not represented in the following analysis. See Item 1A. Risk Factors and Item 7. MD&A for further discussion of risk factors.

Great Plains Energy and KCP&L are exposed to market risks associated with commodity price and supply, interest rates and equity prices. Management has established risk management policies and strategies to reduce the potentially adverse effects the volatility of the markets may have on its operating results. During the ordinary course of business, under the direction and control of an internal risk management committee, Great Plains Energy's and KCP&L's hedging strategies are reviewed to determine the hedging approach deemed appropriate based upon the circumstances of each situation. Though management believes its risk management practices to be effective, it is not possible to identify and eliminate all risk. Great Plains Energy and KCP&L could experience losses, which could have a material adverse effect on its results of operations or financial position, due to many factors, including among others, unexpectedly large or rapid movements or disruptions in the energy markets, regulatory-driven market rule changes and/or bankruptcy or non-performance of customers or counterparties, and/or failure of underlying transactions that have been hedged to materialize.

Derivative instruments are frequently utilized to execute risk management and hedging strategies. Derivative instruments, such as futures, forward contracts, swaps or options, derive their value from underlying assets, indices, reference rates or a combination of these factors. These derivative instruments include negotiated contracts, which are referred to as over-the-counter derivatives, and instruments listed and traded on an exchange.

Interest Rate Risk

Great Plains Energy and KCP&L manage interest expense and short and long-term liquidity through a combination of fixed and variable rate debt. Generally, the amount of each type of debt is managed through market issuance, but interest rate swap and cap agreements with highly rated financial institutions may also be used to achieve the desired combination. At December 31, 2009, less than 1% and none, respectively, of Great Plains Energy's and KCP&L's long-term debt was variable rate debt. Interest rates impact the fair value of long-term debt. A change in interest rates would impact Great Plains Energy and KCP&L to the extent they redeemed any of their outstanding long-term debt. Great Plains Energy's and KCP&L's book values of long-term debt were each below fair value by 6% at December 31, 2009.

Great Plains Energy had $252.0 million of notes payable outstanding at December 31, 2009. The principal amount of the notes payable, which will vary during the year, drives Great Plains Energy's notes payable interest expense. Assuming that $252.0 million of notes payable was outstanding for all of 2010, a hypothetical 10% increase in interest rates associated with short-term variable rate debt would result in an increase of $0.4 million in interest expense for 2010.

KCP&L had $186.6 million of commercial paper outstanding at December 31, 2009. The principal amount of the commercial paper, which will vary during the year, drives KCP&L's commercial paper interest expense. Assuming that $186.6 million of commercial paper was outstanding for all of 2010, a hypothetical 10% increase in commercial paper rates would result in an increase of $0.1 million in interest expense for 2010.

Commodity Risk
Great Plains Energy and KCP&L engage in the wholesale and retail marketing of electricity and are exposed to risk associated with the price of electricity and commodities. Exposure to these risks is affected by a number of factors including the quantity and availability of fuel used for generation and the quantity of electricity customers consume. Customers' electricity usage could also vary from year to year based on the weather or other factors. Quantities of fossil fuel used for generation vary from year to year based on the availability, price and deliverability of a given fuel type as well as planned and scheduled outages at facilities that use fossil fuels.

KCP&L's wholesale operations include the physical delivery and marketing of power obtained through its generation capacity and long, intermediate and short-term capacity or power purchase agreements. The agreements contain penalties for non-performance to limit KCP&L's energy price risk on the contracted energy. KCP&L also enters into additional power purchase agreements with the objective of obtaining the most economical energy to meet its physical delivery obligations to customers. KCP&L is required to maintain a capacity margin of at least 12% of its peak summer demand. This net positive supply of capacity and energy is maintained through its generation assets and capacity and power purchase agreements to protect it from the potential operational failure of one of its power generating units. KCP&L continually evaluates the need for additional risk mitigation measures in order to minimize its financial exposure to, among other things, spikes in wholesale power prices during periods of high demand.

KCP&L's sales include the sales of electricity to its retail customers and bulk power sales of electricity in the wholesale market. KCP&L continually evaluates its system requirements, the availability of generating units, availability and cost of fuel supply, the availability and cost of purchased power and the requirements of other electric systems; therefore, the impact of the hypothetical amounts that follow could be significantly reduced depending on the system requirements and market prices at the time of the increases. A hypothetical 10% increase in the market price of power could result in a $2.3 million increase in purchased power expense for 2010. In 2010, approximately 75% of KCP&L's net MWhs generated are expected to be coal-fired. KCP&L currently has 94% of its coal requirements for 2010 under contract. A hypothetical 10% increase in the market price of coal could result in a $1.9 million increase in fuel expense for 2010. KCP&L has also implemented price risk mitigation measures to reduce its exposure to high natural gas prices. A hypothetical 10% increase in natural gas and oil market prices could result in an increase of $0.1 million in fuel expense for 2010. At December 31, 2009, KCP&L had hedged approximately 68% and 11% of its 2010 and 2011, respectively, projected natural gas usage for generation requirements to serve retail load and firm MWh sales. At December 31, 2008, KCP&L had hedged approximately 31% and 3% of its 2009 and 2010, respectively, projected natural gas usage for generation requirements to serve retail load and firm MWh sales. KCP&L's Kansas ECA allows for the recovery of increased fuel and purchased power costs from Kansas retail customers. KCP&L's Missouri retail rates do not contain a fuel recovery mechanism, meaning that changes in fuel costs will not be reflected in rates until new rates are authorized by the MPSC creating a regulatory lag between the time costs change and when they are reflected in rates.

In the GMO regulated electric operations in 2009, approximately 60% of the power sold was generated and the remaining 40% was purchased through long-term contracts or in the open market. GMO has a FAC that allows it to adjust retail electric rates based on 95% of the difference between actual fuel and purchased power costs and the amount of fuel and purchased power costs provided in base rates.

Several measures have been taken to mitigate commodity price risk exposure in GMO's electric utility operations. One of these measures is contracting for a diverse supply of coal to meet 80% and 37% of its 2010 and 2011, respectively, native load fuel requirements of coal-fired generation. The price risk associated with natural gas and on-peak spot market purchased power requirements is also mitigated through a hedging plan using New York Mercantile Exchange (NYMEX) futures contracts and options. As of December 31, 2009, GMO had financial contracts in place to hedge approximately 55% and 3% of expected on-peak natural gas and natural gas equivalent purchased power price exposure for 2010 and 2011, respectively. The mark-to-market value of these contracts at December 31, 2009, was a liability of $0.9 million.

Credit Risk – MPS Merchant

MPS Merchant is exposed to credit risk. Credit risk is measured by the loss that would be recorded if counterparties failed to perform pursuant to the terms of the contractual obligations less the value of any collateral held. MPS Merchant's counterparties are not externally rated. Credit exposure to counterparties at December 31, 2009, was $29.5 million, net of $2.0 million of collateral.

Investment Risk

KCP&L maintains trust funds, as required by the NRC, to fund its share of decommissioning the Wolf Creek nuclear power plant. As of December 31, 2009, these funds were invested primarily in domestic equity securities and fixed income securities and are reflected at fair value on KCP&L's balance sheets. The mix of securities is designed to provide returns to be used to fund decommissioning and to compensate for inflationary increases in decommissioning costs; however, the equity securities in the trusts are exposed to price fluctuations in equity markets and the value of fixed rate fixed income securities are exposed to changes in interest rates. A hypothetical increase in interest rates resulting in a hypothetical 10% decrease in the value of the fixed income securities would have resulted in a $3.7 million reduction in the value of the decommissioning trust funds at December 31, 2009. A hypothetical 10% decrease in equity prices would have resulted in a $4.5 million reduction in the fair value of the equity securities at December 31, 2009. At December 31, 2009, KCP&L was also holding short-term investments in the decommissioning trust fund, which were invested in equity securities in early 2010. KCP&L's exposure to investment risk associated with the decommissioning trust funds is in large part mitigated due to the fact that KCP&L is currently allowed to recover its decommissioning costs in its rates. If the actual return on trust assets is below the anticipated level, KCP&L could be responsible for the balance of funds required to decommission Wolf Creek; however, while there can be no assurances, management believes a rate increase would be allowed to recover decommissioning costs over the remaining life of the unit.

Form 10-K

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

GREAT PLAINS ENERGY INCORPORATED
Consolidated Statements of Income

Year Ended December 31	2009	2008	2007
Operating Revenues	(millions, except per share amounts)		
Electric revenues	$ 1,965.0	$ 1,670.1	$ 1,292.7
Operating Expenses			
Fuel	405.5	311.4	245.5
Purchased power	183.7	208.9	101.0
Utility operating and maintenance expenses	599.3	499.7	387.5
Skill set realignment deferral (Note 10)	-	-	(8.9)
Depreciation and amortization	302.2	235.0	175.6
General taxes	139.8	128.1	114.4
Other	14.4	12.0	21.1
Total	1,644.9	1,395.1	1,036.2
Operating income	320.1	275.0	256.5
Non-operating income	49.5	31.9	8.8
Non-operating expenses	(6.9)	(10.8)	(5.6)
Interest charges	(180.9)	(111.3)	(91.9)
Income from continuing operations before income tax expense and loss from equity investments	181.8	184.8	167.8
Income tax expense	(29.5)	(63.8)	(44.9)
Loss from equity investments, net of income taxes	(0.4)	(1.3)	(2.0)
Income from continuing operations	151.9	119.7	120.9
Income (loss) from discontinued operations, net of income taxes (Note 24)	(1.5)	35.0	38.3
Net income	150.4	154.7	159.2
Less: Net income attributable to noncontrolling interest	(0.3)	(0.2)	-
Net income attributable to Great Plains Energy	150.1	154.5	159.2
Preferred stock dividend requirements	1.6	1.6	1.6
Earnings available for common shareholders	$ 148.5	$ 152.9	$ 157.6
Average number of basic common shares outstanding	129.3	101.1	84.9
Average number of diluted common shares outstanding	129.8	101.2	85.2
Basic earnings (loss) per common share			
Continuing operations	$ 1.16	$ 1.16	$ 1.41
Discontinued operations	(0.01)	0.35	0.45
Basic earnings per common share	$ 1.15	$ 1.51	$ 1.86
Diluted earnings (loss) per common share			
Continuing operations	$ 1.15	$ 1.16	$ 1.40
Discontinued operations	(0.01)	0.35	0.45
Diluted earnings per common share	$ 1.14	$ 1.51	$ 1.85
Cash dividends per common share	$ 0.83	$ 1.66	$ 1.66

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Form 10-K

GREAT PLAINS ENERGY INCORPORATED
Consolidated Balance Sheets

	December 31	
	2009	2008
ASSETS	(millions, except share amounts)	
Current Assets		
Cash and cash equivalents	**$ 65.9**	$ 61.1
Funds on deposit	**4.4**	10.8
Receivables, net	**230.5**	242.3
Fuel inventories, at average cost	**85.0**	87.0
Materials and supplies, at average cost	**121.3**	99.3
Deferred refueling outage costs	**19.5**	12.4
Refundable income taxes	**13.5**	26.0
Deferred income taxes	**36.8**	28.6
Assets held for sale (Note 5)	**19.4**	16.3
Derivative instruments	**1.5**	4.8
Prepaid expenses and other assets	**14.7**	15.2
Total	**612.5**	603.8
Utility Plant, at Original Cost		
Electric	**8,849.0**	7,940.8
Less-accumulated depreciation	**3,774.5**	3,582.5
Net utility plant in service	**5,074.5**	4,358.3
Construction work in progress	**1,508.4**	1,659.1
Nuclear fuel, net of amortization of $106.0 and $110.8	**68.2**	63.9
Total	**6,651.1**	6,081.3
Investments and Other Assets		
Affordable housing limited partnerships	**13.2**	13.9
Nuclear decommissioning trust fund	**112.5**	96.9
Regulatory assets	**822.2**	824.8
Goodwill	**169.0**	156.0
Derivative instruments	**7.9**	13.0
Other	**94.4**	79.6
Total	**1,219.2**	1,184.2
Total	**$ 8,482.8**	$ 7,869.3

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

GREAT PLAINS ENERGY INCORPORATED
Consolidated Balance Sheets

	December 31	
	2009	2008
LIABILITIES AND CAPITALIZATION	(millions, except share amounts)	
Current Liabilities		
Notes payable	**$ 252.0**	$ 204.0
Commercial paper	**186.6**	380.2
Current maturities of long-term debt	**1.3**	70.7
Accounts payable	**315.0**	418.0
Accrued taxes	**27.9**	27.7
Accrued interest	**72.5**	72.4
Accrued compensation and benefits	**45.1**	29.7
Pension and post-retirement liability	**4.6**	4.7
Derivative instruments	**0.3**	86.2
Other	**53.0**	43.8
Total	**958.3**	1,337.4
Deferred Credits and Other Liabilities		
Deferred income taxes	**381.9**	387.1
Deferred tax credits	**140.5**	105.5
Asset retirement obligations	**132.6**	124.3
Pension and post-retirement liability	**440.4**	445.6
Regulatory liabilities	**237.8**	209.4
Derivative instruments	**0.5**	-
Other	**145.1**	112.8
Total	**1,478.8**	1,384.7
Capitalization		
Great Plains Energy common shareholders' equity		
Common stock-250,000,000 shares authorized without par value 135,636,538 and 119,375,923 shares issued, stated value	**2,313.7**	2,118.4
Retained earnings	**529.2**	489.3
Treasury stock-213,423 and 120,677 shares, at cost	**(5.5)**	(3.6)
Accumulated other comprehensive loss	**(44.9)**	(53.5)
Total	**2,792.5**	2,550.6
Noncontrolling interest	**1.2**	1.0
Total	**2,793.7**	2,551.6
Cumulative preferred stock $100 par value		
3.80% - 100,000 shares issued	**10.0**	10.0
4.50% - 100,000 shares issued	**10.0**	10.0
4.20% - 70,000 shares issued	**7.0**	7.0
4.35% - 120,000 shares issued	**12.0**	12.0
Total	**39.0**	39.0
Long-term debt (Note 13)	**3,213.0**	2,556.6
Total	**6,045.7**	5,147.2
Commitments and Contingencies (Note 16)		
Total	**$ 8,482.8**	$ 7,869.3

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

GREAT PLAINS ENERGY INCORPORATED
Consolidated Statements of Cash Flows

Year Ended December 31	2009	2008	2007
Cash Flows from Operating Activities		(millions)	
Net income	$ **150.4**	$ 154.7	$ 159.2
Adjustments to reconcile income to net cash from operating activities:			
Depreciation and amortization	**302.2**	238.3	183.8
Amortization of:			
Nuclear fuel	**16.1**	14.5	16.8
Other	**(10.1)**	(1.9)	7.4
Deferred income taxes, net	**(3.6)**	44.1	23.8
Investment tax credit amortization	**(2.2)**	(1.8)	(1.5)
Loss from equity investments, net of income taxes	**0.4**	1.3	2.0
Fair value impacts from interest rate hedging	**-**	9.2	17.9
Fair value impacts from energy contracts - Strategic Energy	**-**	(189.1)	(52.8)
Loss on sale of Strategic Energy	**-**	116.2	-
Other operating activities (Note 3)	**(117.8)**	52.4	(24.4)
Net cash from operating activities	**335.4**	437.9	332.2
Cash Flows from Investing Activities			
Utility capital expenditures	**(841.1)**	(1,023.7)	(511.5)
Allowance for borrowed funds used during construction	**(37.7)**	(31.7)	(14.4)
Payment to Black Hills for asset sale working capital adjustment	**(7.7)**	-	-
Proceeds from sale of Strategic Energy, net of cash sold	**-**	218.8	-
GMO acquisition, net cash received	**-**	271.9	-
Purchases of nuclear decommissioning trust investments	**(99.0)**	(49.1)	(58.0)
Proceeds from nuclear decommissioning trust investments	**95.3**	45.4	54.3
Other investing activities	**(7.4)**	(10.7)	(17.4)
Net cash from investing activities	**(897.6)**	(579.1)	(547.0)
Cash Flows from Financing Activities			
Issuance of common stock	**219.9**	15.3	10.5
Issuance of long-term debt	**700.7**	363.4	495.6
Issuance fees	**(22.8)**	(5.3)	(5.7)
Repayment of long-term debt	**(70.7)**	(169.9)	(372.5)
Net change in short-term borrowings	**(145.6)**	118.4	251.4
Dividends paid	**(110.5)**	(172.0)	(144.5)
Credit facility termination fees	**-**	(12.5)	-
Equity forward settlement	**-**	-	(12.3)
Other financing activities	**(4.0)**	(2.2)	(2.4)
Net cash from financing activities	**567.0**	135.2	220.1
Net Change in Cash and Cash Equivalents	**4.8**	(6.0)	5.3
Cash and Cash Equivalents at Beginning of Year (includes $43.1 million and $45.8 million of cash included in assets of discontinued operations in 2008 and 2007, respectively)	**61.1**	67.1	61.8
Cash and Cash Equivalents at End of Year (includes $43.1 million of cash included in assets of discontinued operations in 2007)	$ **65.9**	$ 61.1	$ 67.1

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

GREAT PLAINS ENERGY INCORPORATED

Consolidated Statements of Common Shareholders' Equity

Year Ended December 31	2009		2008		2007	
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock			(millions, except share amounts)			
Beginning balance	119,375,923	$ 2,118.4	86,325,136	$ 1,065.9	80,405,035	$ 896.8
Issuance of common stock	15,883,948	220.1	32,962,723	1,042.0	5,571,574	174.1
Common stock issuance fees	-	(7.0)	-	-	-	-
Issuance of restricted common stock	376,667	5.4	88,064	2.3	348,527	11.1
Equity compensation expense, net of forfeitures		0.8		5.9		2.1
Equity forward settlement		-		-		(12.3)
Unearned Compensation						
Issuance of restricted common stock		(5.4)		(2.3)		(11.1)
Forfeiture of restricted common stock		1.1		-		0.2
Compensation expense recognized		3.8		5.6		4.8
Equity Units allocated fees and expenses and the present value of contract adjustment payments		(22.5)		-		-
Other		(1.0)		(1.0)		0.2
Ending balance	135,636,538	2,313.7	119,375,923	2,118.4	86,325,136	1,065.9
Retained Earnings						
Beginning balance		489.3		506.9		493.4
Cumulative effect of a change in accounting principle		-		(0.1)		(0.9)
Net income attributable to Great Plains Energy		150.1		154.5		159.2
Dividends:						
Common stock		(108.9)		(170.4)		(142.9)
Preferred stock - at required rates		(1.6)		(1.6)		(1.6)
Performance shares		(0.1)		-		(0.3)
Performance shares amendment		0.4		-		-
Ending balance		529.2		489.3		506.9
Treasury Stock						
Beginning balance	(120,677)	(3.6)	(90,929)	(2.8)	(53,499)	(1.6)
Treasury shares acquired	(132,593)	(2.9)	(39,856)	(1.1)	(37,430)	(1.2)
Treasury shares reissued	39,847	1.0	10,108	0.3	-	-
Ending balance	(213,423)	(5.5)	(120,677)	(3.6)	(90,929)	(2.8)
Accumulated Other Comprehensive Income (Loss)						
Beginning balance		(53.5)		(2.1)		(46.7)
Derivative hedging activity, net of tax		5.3		(47.5)		43.2
Change in unrecognized pension expense, net of tax		3.3		(3.9)		1.4
Ending balance		(44.9)		(53.5)		(2.1)
Total Great Plains Energy Common Shareholders' Equity		2,792.5		2,550.6		1,567.9
Noncontrolling Interest						
Beginning balance		1.0		-		-
GMO acquisition July 14, 2008		-		0.8		
Net income attributable to noncontrolling interest		0.3		0.2		-
Distribution		(0.1)		-		-
Ending balance		1.2		1.0		-
Total		$ 2,793.7		$ 2,551.6		$ 1,567.9

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

GREAT PLAINS ENERGY INCORPORATED
Consolidated Statements of Comprehensive Income

Year Ended December 31	2009	2008	2007
		(millions)	
Net income	$ 150.4	$ 154.7	$ 159.2
Other comprehensive income (loss)			
Gain (loss) on derivative hedging instruments	(0.4)	27.0	(8.4)
Income tax benefit (expense)	0.1	(12.5)	2.4
Net gain (loss) on derivative hedging instruments	(0.3)	14.5	(6.0)
Reclassification to expenses, net of tax (Note 20)	5.6	(62.0)	49.2
Derivative hedging activity, net of tax	5.3	(47.5)	43.2
Defined benefit pension plans			
Net gain (loss) arising during period	5.0	(6.7)	2.0
Less: amortization of net gain included in net periodic benefit costs	0.4	0.3	0.4
Prior service costs arising during the period	-	-	(0.3)
Less: amortization of prior service costs included in net periodic benefit costs	-	0.1	0.1
Income tax benefit (expense)	(2.1)	2.4	(0.8)
Net change in unrecognized pension expense	3.3	(3.9)	1.4
Comprehensive income	159.0	103.3	203.8
Less: comprehensive income attributable to noncontrolling interest	(0.3)	(0.2)	-
Comprehensive income attributable to Great Plains Energy	$ 158.7	$ 103.1	$ 203.8

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

KANSAS CITY POWER & LIGHT COMPANY
Consolidated Statements of Income

Year Ended December 31	2009	2008	2007
Operating Revenues		(millions)	
Electric revenues	**$ 1,318.2**	$ 1,343.0	$ 1,292.7
Operating Expenses			
Fuel	**251.3**	253.3	245.5
Purchased power	**70.8**	119.0	101.0
Operating and maintenance expenses	**415.6**	409.2	386.7
Skill set realignment deferral (Note 10)	**-**	-	(8.9)
Depreciation and amortization	**229.6**	204.3	175.6
General taxes	**118.7**	118.9	113.7
Other	**-**	0.2	0.2
Total	**1,086.0**	1,104.9	1,013.8
Operating income	**232.2**	238.1	278.9
Non-operating income	**33.2**	25.9	8.0
Non-operating expenses	**(4.7)**	(6.7)	(3.7)
Interest charges	**(84.9)**	(72.3)	(67.2)
Income before income tax expense	**175.8**	185.0	216.0
Income tax expense	**(46.9)**	(59.8)	(59.3)
Net income	**$ 128.9**	$ 125.2	$ 156.7

The disclosures regarding KCP&L included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Form 10-K

KANSAS CITY POWER & LIGHT COMPANY
Consolidated Balance Sheets

	December 31	
	2009	2008
ASSETS	(millions, except share amounts)	
Current Assets		
Cash and cash equivalents	$ **17.4**	$ 5.4
Funds on deposit	**0.1**	-
Receivables, net	**161.7**	161.6
Fuel inventories, at average cost	**45.6**	51.7
Materials and supplies, at average cost	**84.8**	68.3
Deferred refueling outage costs	**19.5**	12.4
Refundable income taxes	**-**	11.9
Deferred income taxes	**0.3**	4.9
Derivative instruments	**0.2**	0.6
Prepaid expenses and other assets	**11.0**	11.8
Total	**340.6**	328.6
Utility Plant, at Original Cost		
Electric	**6,258.5**	5,671.4
Less-accumulated depreciation	**2,899.0**	2,738.8
Net utility plant in service	**3,359.5**	2,932.6
Construction work in progress	**1,144.1**	1,148.5
Nuclear fuel, net of amortization of $106.0 and $110.8	**68.2**	63.9
Total	**4,571.8**	4,145.0
Investments and Other Assets		
Nuclear decommissioning trust fund	**112.5**	96.9
Regulatory assets	**612.1**	609.1
Other	**65.3**	49.2
Total	**789.9**	755.2
Total	$ **5,702.3**	$ 5,228.8

The disclosures regarding KCP&L included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

KANSAS CITY POWER & LIGHT COMPANY
Consolidated Balance Sheets

	December 31	
	2009	2008
LIABILITIES AND CAPITALIZATION	(millions, except share amounts)	
Current Liabilities		
Commercial paper	**$ 186.6**	$ 380.2
Current maturities of long-term debt	**0.2**	-
Accounts payable	**237.9**	299.3
Accrued taxes	**23.7**	20.5
Accrued interest	**26.7**	18.1
Accrued compensation and benefits	**45.1**	29.7
Pension and post-retirement liability	**3.2**	1.6
Derivative instruments	**-**	80.3
Other	**26.1**	9.1
Total	**549.5**	838.8
Deferred Credits and Other Liabilities		
Deferred income taxes	**559.4**	596.2
Deferred tax credits	**135.7**	99.9
Asset retirement obligations	**119.8**	111.9
Pension and post-retirement liability	**421.2**	410.6
Regulatory liabilities	**126.9**	115.8
Other	**78.2**	56.8
Total	**1,441.2**	1,391.2
Capitalization		
Common shareholder's equity		
Common stock-1,000 shares authorized without par value		
1 share issued, stated value	**1,563.1**	1,315.6
Retained earnings	**410.1**	353.2
Accumulated other comprehensive loss	**(41.5)**	(46.9)
Total	**1,931.7**	1,621.9
Long-term debt (Note 13)	**1,779.9**	1,376.9
Total	**3,711.6**	2,998.8
Commitments and Contingencies (Note 16)		
Total	**$ 5,702.3**	$ 5,228.8

The disclosures regarding KCP&L included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Form 10-K

Form 10-K

KANSAS CITY POWER & LIGHT COMPANY
Consolidated Statements of Cash Flows

Year Ended December 31	2009	2008	2007
Cash Flows from Operating Activities		(millions)	
Net income	$ 128.9	$ 125.2	$ 156.7
Adjustments to reconcile income to net cash from operating activities:			
Depreciation and amortization	229.6	204.3	175.6
Amortization of:			
Nuclear fuel	16.1	14.5	16.8
Other	19.0	11.1	4.6
Deferred income taxes, net	(38.2)	(7.5)	19.7
Investment tax credit amortization	(1.4)	(1.4)	(1.5)
Fair value impacts from interest rate hedging	-	-	1.4
Other operating activities (Note 3)	(66.1)	72.8	(18.5)
Net cash from operating activities	287.9	419.0	354.8
Cash Flows from Investing Activities			
Utility capital expenditures	(626.5)	(810.5)	(511.5)
Allowance for borrowed funds used during construction	(31.1)	(23.6)	(14.4)
Purchases of nuclear decommissioning trust investments	(99.0)	(49.1)	(58.0)
Proceeds from nuclear decommissioning trust investments	95.3	45.4	54.3
Net money pool lending	(6.0)	-	-
Other investing activities	(0.6)	(8.5)	(7.6)
Net cash from investing activities	(667.9)	(846.3)	(537.2)
Cash Flows from Financing Activities			
Issuance of long-term debt	413.2	363.4	396.1
Repayment of long-term debt	-	-	(372.0)
Net change in short-term borrowings	(193.6)	14.4	209.4
Net money pool borrowings	0.9	-	-
Dividends paid to Great Plains Energy	(72.0)	(144.0)	(140.0)
Equity contribution from Great Plains Energy	247.5	200.0	94.0
Issuance fees	(4.0)	(4.3)	(3.7)
Net cash from financing activities	392.0	429.5	183.8
Net Change in Cash and Cash Equivalents	12.0	2.2	1.4
Cash and Cash Equivalents at Beginning of Year	5.4	3.2	1.8
Cash and Cash Equivalents at End of Year	$ 17.4	$ 5.4	$ 3.2

The disclosures regarding KCP&L included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

KANSAS CITY POWER & LIGHT COMPANY
Consolidated Statements of Common Shareholder's Equity

Year Ended December 31	2009		2008		2007	
	Shares	Amount	Shares	Amount	Shares	Amount
			(millions, except share amounts)			
Common Stock						
Beginning balance	1	$ 1,315.6	1	$ 1,115.6	1	$ 1,021.6
Equity contribution from Great Plains Energy		247.5		200.0		94.0
Ending balance	1	1,563.1	1	1,315.6	1	1,115.6
Retained Earnings						
Beginning balance		353.2		371.3		354.8
Cumulative effect of a change in accounting principle		-		-		(0.2)
Net income		128.9		125.2		156.7
Transfer of HSS to KLT Inc.		-		0.7		-
Dividends:						
Common stock held by Great Plains Energy		(72.0)		(144.0)		(140.0)
Ending balance		410.1		353.2		371.3
Accumulated Other Comprehensive Income (Loss)						
Beginning balance		(46.9)		(7.5)		6.7
Derivative hedging activity, net of tax		5.4		(39.4)		(14.2)
Ending balance		(41.5)		(46.9)		(7.5)
Total Common Shareholder's Equity		$ 1,931.7		$ 1,621.9		$ 1,479.4

The disclosures regarding KCP&L included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Form 10-K

Form 10-K

KANSAS CITY POWER & LIGHT COMPANY
Consolidated Statements of Comprehensive Income

Year Ended December 31	2009	2008	2007
		(millions)	
Net income	**$ 128.9**	$ 125.2	$ 156.7
Other comprehensive income (loss)			
Gain (loss) on derivative hedging instruments	**0.2**	(65.0)	(22.1)
Income tax benefit (expense)	**(0.1)**	25.4	8.3
Net gain (loss) on derivative hedging instruments	**0.1**	(39.6)	(13.8)
Reclassification to expenses, net of tax (Note 20)	**5.3**	0.2	(0.4)
Derivative hedging activity, net of tax	**5.4**	(39.4)	(14.2)
Comprehensive income	**$ 134.3**	$ 85.8	$ 142.5

The disclosures regarding KCP&L included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

GREAT PLAINS ENERGY INCORPORATED
KANSAS CITY POWER & LIGHT COMPANY

Notes to Consolidated Financial Statements

The notes to consolidated financial statements that follow are a combined presentation for Great Plains Energy Incorporated and Kansas City Power & Light Company, both registrants under this filing. The terms "Great Plains Energy," "Company," and "KCP&L" are used throughout this report. "Great Plains Energy" and the "Company" refer to Great Plains Energy Incorporated and its consolidated subsidiaries, unless otherwise indicated. "KCP&L" refers to Kansas City Power & Light Company and its consolidated subsidiaries. "Companies" refers to Great Plains Energy Incorporated and its consolidated subsidiaries and KCP&L and its consolidated subsidiaries.


Form 10-K

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Great Plains Energy, a Missouri corporation incorporated in 2001, is a public utility holding company and does not own or operate any significant assets other than the stock of its subsidiaries. Great Plains Energy's wholly owned direct subsidiaries with operations or active subsidiaries are as follows:

- KCP&L is an integrated, regulated electric utility that provides electricity to customers primarily in the states of Missouri and Kansas. KCP&L has one active wholly owned subsidiary, Kansas City Power & Light Receivables Company (Receivables Company).
- KCP&L Greater Missouri Operations Company (GMO) is an integrated, regulated electric utility that primarily provides electricity to customers in the state of Missouri. GMO also provides regulated steam service to certain customers in the St. Joseph, Missouri area. GMO wholly owns MPS Merchant Services, Inc. (MPS Merchant), which has certain long-term natural gas contracts remaining from its former non-regulated trading operations. Great Plains Energy acquired GMO on July 14, 2008. See Note 2 to the consolidated financial statements for additional information.
- Great Plains Energy Services Incorporated (Services) obtains certain goods and third-party services for its affiliated companies.
- KLT Inc. is an intermediate holding company that primarily holds investments in affordable housing limited partnerships.

Great Plains Energy's sole reportable business segment is electric utility. See Note 23 for additional information.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less at acquisition.

Funds on Deposit

Funds on deposit consist primarily of cash provided to counterparties in support of margin requirements related to commodity purchases, commodity swaps and futures contracts. Pursuant to individual contract terms with counterparties, deposit amounts required vary with changes in market prices, credit provisions and various other factors. Interest is earned on most funds on deposit. Great Plains Energy also holds funds on deposit from counterparties in the same manner. These funds are included in other current liabilities on the consolidated balance sheets.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Affordable housing limited partnerships – The fair value of KLT Investments Inc.'s (KLT Investments) affordable housing limited partnership total portfolio, based on the discounted cash flows generated by tax credits, tax deductions and sale of properties, approximates book value.

Nuclear decommissioning trust fund – KCP&L's nuclear decommissioning trust fund assets are recorded at fair value. Fair value is based on quoted market prices of the investments held by the fund and/or valuation models.

Rabbi trust - GMO's rabbi trusts related to its Supplemental Executive Retirement Plans (SERP) are recorded at fair value, which are based on quoted market prices of the investments held by the trusts and/or valuation models. The rabbi trusts are included in Other – Investments and Other Assets on Great Plains Energy's consolidated balance sheets.

Long-term debt – Fair value is based on quoted market prices, with the incremental borrowing rate for similar debt used to determine fair value if quoted market prices were not available. At December 31, 2009, the book value and fair value of Great Plains Energy's long-term debt, including current maturities, was $3.2 billion and $3.4 billion, respectively. At December 31, 2009, the book value and fair value of KCP&L's long-term debt, including current maturities, was $1.8 billion and $1.9 billion, respectively. At December 31, 2008, the book value and fair value of Great Plains Energy's long-term debt, including current maturities, was $2.6 billion and $2.2 billion, respectively. At December 31, 2008, the book value and fair value of KCP&L's long-term debt was $1.4 billion and $1.1 billion, respectively.

Derivative instruments – The fair value of derivative instruments is estimated using market quotes, over-the-counter forward price and volatility curves and correlation among fuel prices, net of estimated credit risk.

Pension plans – For financial reporting purposes, the market value of plan assets is the fair value. KCP&L uses a five-year smoothing of assets to determine fair value for regulatory reporting purposes.

Derivative Instruments

The Company records derivative instruments on the balance sheet at fair value in accordance with Generally Accepted Accounting Principles (GAAP). Great Plains Energy and KCP&L enter into derivative contracts to manage exposure to commodity price and interest rate fluctuations. Derivative instruments designated as normal purchases and normal sales (NPNS) and cash flow hedges are used solely for hedging purposes and are not issued or held for speculative reasons.

The Company considers various qualitative factors, such as contract and market place attributes, in designating derivative instruments at inception. Great Plains Energy and KCP&L may elect the NPNS exception, which requires the effects of the derivative to be recorded when the underlying contract settles. Great Plains Energy and KCP&L account for derivative instruments that are not designated as NPNS as cash flow hedges or non-hedging derivatives, which are recorded as assets or liabilities on the consolidated balance sheets at fair value. In addition, if a derivative instrument is designated as a cash flow hedge, Great Plains Energy and KCP&L document the method of determining hedge effectiveness and measuring ineffectiveness. See Note 20 for additional information regarding derivative financial instruments and hedging activities.

Great Plains Energy and KCP&L offset fair value amounts recognized for derivative instruments under master netting arrangements, which include rights to reclaim cash collateral (a receivable), or the obligation to return cash collateral (a payable). Great Plains Energy and KCP&L classify cash flows from derivative instruments in the same category as the cash flows from the items being hedged.

Investments in Affordable Housing Limited Partnerships

At December 31, 2009, KLT Investments had $13.2 million of investments in affordable housing limited partnerships. Approximately 91% of these investments were recorded at cost; the equity method was used for the remainder. A change in accounting principle relating to investments made after May 19, 1995, requires the use of the equity method when a company owns more than 5% in a limited partnership investment. Of the investments recorded at cost, $11.7 million exceed this 5% level but were made before May 19, 1995. The investments generate future cash flows from tax credits and tax losses of the partnerships. The investments also generate cash flows from the sales of the properties. For most investments, tax credits are received over ten years. Tax expense is reduced in the year tax credits are generated. Management does not anticipate making additional investments in affordable housing limited partnerships at this time. The properties underlying the partnership investments are subject to certain risks inherent in real estate ownership and management.

Utility Plant

Great Plains Energy's and KCP&L's utility plant is stated at historical cost. These costs include taxes, an allowance for the cost of borrowed and equity funds used to finance construction and payroll-related costs, including pensions and other fringe benefits. Replacements, improvements and additions to units of property are capitalized. Repairs of property and replacements of items not considered to be units of property are expensed as incurred (except as discussed under Deferred Refueling Outage Costs and Accounting for Planned Major Maintenance). When property units are retired or otherwise disposed, the original cost, net of salvage, is charged to accumulated depreciation. Substantially all of KCP&L's utility plant is pledged as collateral for KCP&L's mortgage bonds under the General Mortgage Indenture and Deed of Trust dated December 1, 1986, as supplemented. Substantially all of GMO's St. Joseph Light & Power division utility plant is pledged as collateral for GMO's mortgage bonds under the General Mortgage Indenture and Deed of Trust dated April 1, 1946, as supplemented.

As prescribed by the Federal Energy Regulatory Commission (FERC), Allowance for Funds Used During Construction (AFUDC) is charged to the cost of the plant during construction. AFUDC equity funds are included as a non-cash item in non-operating income and AFUDC borrowed funds are a reduction of interest charges. The rates used to compute gross AFUDC are compounded semi-annually and averaged 7.6% in 2009, 7.1% in 2008, and 6.3% in 2007 for KCP&L and for GMO averaged 5.4% in 2009 and 4.9% in 2008 subsequent to its acquisition on July 14, 2008.

Great Plains Energy's and KCP&L's balances of utility plant, at original cost, with a range of estimated useful lives are listed in the following tables.

Great Plains Energy

December 31	2009	2008
Utility Plant, at original cost	(millions)	
Production (23 - 60 years)	$ 4,892.3	$ 4,171.2
Transmission (27 - 76 years)	660.4	655.8
Distribution (8 - 75 years)	2,708.3	2,588.1
General (5 - 50 years)	588.0	525.7
Total [(a)]	$ 8,849.0	$ 7,940.8

[(a)] Includes $96.3 million and $78.4 million at December 31, 2009 and 2008, respectively, of land and other assets that are not depreciated.

Form 10-K

KCP&L

December 31	2009	2008
Utility Plant, at original cost	(millions)	
Production (23 - 60 years)	$ 3,742.6	$ 3,249.8
Transmission (27 - 76 years)	371.3	404.7
Distribution (8 - 75 years)	1,709.5	1,638.6
General (5 - 50 years)	435.1	378.3
Total [(a)]	$ 6,258.5	$ 5,671.4

[(a)] Includes $56.1 million and $56.0 million at December 31, 2009 and 2008, respectively, of land and other assets that are not depreciated.

Depreciation and Amortization
Depreciation and amortization of utility plant other than nuclear fuel is computed using the straight-line method over the estimated lives of depreciable property based on rates approved by state regulatory authorities. Annual depreciation rates average approximately 3%. Nuclear fuel is amortized to fuel expense based on the quantity of heat produced during the generation of electricity.

Great Plains Energy's depreciation expense was $228.9 million, $175.1 million, and $140.9 million for 2009, 2008 and 2007, respectively. KCP&L's depreciation expense was $158.4 million, $145.4 million, and $140.9 million for 2009, 2008 and 2007, respectively. Great Plains Energy's and KCP&L's depreciation and amortization expense includes $58.2 million, $47.4 million and $25.7 million for 2009, 2008 and 2007, respectively, of additional amortization to help maintain cash flow levels pursuant to orders of the Public Service Commission of the State of Missouri (MPSC) and The State Corporation Commission of the State of Kansas (KCC).

Nuclear Plant Decommissioning Costs
Nuclear plant decommissioning cost estimates are based on the immediate dismantlement method and include the costs of decontamination, dismantlement and site restoration. Based on these cost estimates, KCP&L contributes to a tax-qualified trust fund to be used to decommission Wolf Creek Generating Station (Wolf Creek). Related liabilities for decommissioning are included on Great Plains Energy's and KCP&L's balance sheet in Asset Retirement Obligations (AROs).

As a result of the authorized regulatory treatment and related regulatory accounting, differences between the decommissioning trust fund asset and the related ARO are recorded as a regulatory asset or liability. See Note 9 for discussion of AROs including those associated with nuclear plant decommissioning costs.

Deferred Refueling Outage Costs
KCP&L uses the deferral method to account for operations and maintenance expenses incurred in support of Wolf Creek's scheduled refueling outages and amortizes them evenly (monthly) over the unit's operating cycle of 18 months until the next scheduled outage. Replacement power costs during an outage are expensed as incurred.

Regulatory Matters
KCP&L and GMO defer items on the balance sheet resulting from the effects of the ratemaking process, which would not be recorded if KCP&L and GMO were not regulated. See Note 7 for additional information concerning regulatory matters.

Revenue Recognition
Great Plains Energy and KCP&L recognize revenues on sales of electricity when the service is provided. Revenues recorded include electric services provided but not yet billed by KCP&L and GMO. Unbilled revenues are recorded for kWh usage in the period following the customers' billing cycle to the end of the month.

KCP&L's and GMO's estimate is based on net system kWh usage less actual billed kWhs. KCP&L's and GMO's estimated unbilled kWhs are allocated and priced by regulatory jurisdiction across the rate classes based on actual billing rates.

KCP&L and GMO collect from customers gross receipts taxes levied by state and local governments. These taxes from KCP&L's Missouri customers are recorded gross in operating revenues and general taxes on Great Plains Energy's and KCP&L's statements of income. KCP&L's gross receipts taxes collected from Missouri customers were $46.8 million, $45.9 million, and $44.7 million in 2009, 2008 and 2007, respectively. These taxes from KCP&L's Kansas customers and GMO's customers are recorded net in operating revenues on Great Plains Energy's statement of income.

Great Plains Energy and KCP&L collect sales taxes from customers and remit to state and local governments. These taxes are presented on a net basis on Great Plains Energy's and KCP&L's statements of income.

Great Plains Energy and KCP&L record sale and purchase activity on a net basis in wholesale revenue or purchased power when transacting with Regional Transmission Organization (RTO)/Independent System Operator (ISO) markets.

Allowance for Doubtful Accounts
This reserve represents estimated uncollectible accounts receivable and is based on management's judgment considering historical loss experience and the characteristics of existing accounts. Provisions for losses on receivables are expensed to maintain the allowance at a level considered adequate to cover expected losses. Receivables are charged off against the reserve when they are deemed uncollectible.

Property Gains and Losses
Net gains and losses from the sales of assets, businesses and asset impairments are recorded in operating expenses.

Asset Impairments
Long-lived assets and finite lived intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted expected future cash flows from an asset to be held and used is less than the carrying value of the asset, an asset impairment must be recognized in the financial statements. The amount of impairment recognized is the excess of the carrying value of the asset over its fair value.

Goodwill and indefinite lived intangible assets are tested for impairment at least annually and more frequently when indicators of impairment exist. The annual test must be performed at the same time each year. If the fair value of a reporting unit is less than its carrying value including goodwill, an impairment charge for goodwill must be recognized in the financial statements. To measure the amount of the impairment loss to recognize, the implied fair value of the reporting unit goodwill is compared with its carrying value.

Income Taxes
Great Plains Energy has recognized deferred taxes for temporary book to tax differences using the liability method. The liability method requires that deferred tax balances be adjusted to reflect enacted tax rates that are anticipated to be in effect when the temporary differences reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.

Great Plains Energy and KCP&L recognize tax benefits based on a "more-likely-than-not" recognition threshold. In addition, Great Plains Energy and KCP&L recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in non-operating expenses.

Form 10-K

Great Plains Energy and its subsidiaries file consolidated federal and combined and separate state income tax returns. Income taxes for consolidated or combined subsidiaries are allocated to the subsidiaries based on separate company computations of income or loss. KCP&L's income tax provision includes taxes allocated based on its separate company income or loss.

Great Plains Energy and KCP&L have established a net regulatory asset for the additional future revenues to be collected from customers for deferred income taxes. Tax credits are recognized in the year generated except for certain KCP&L and GMO investment tax credits that have been deferred and amortized over the remaining service lives of the related properties.

Environmental Matters
Environmental costs are accrued when it is probable a liability has been incurred and the amount of the liability can be reasonably estimated.

Basic and Diluted Earnings (Loss) per Common Share Calculation
To determine basic EPS, preferred stock dividend requirements and net income attributable to noncontrolling interest are deducted from income from continuing operations and net income before dividing by the average number of common shares outstanding. The earnings (loss) per share impact of discontinued operations is determined by dividing income (loss) from discontinued operations, net of income taxes, by the average number of common shares outstanding. The effect of dilutive securities, calculated using the treasury stock method, assumes the issuance of common shares applicable to performance shares, restricted stock, stock options, Equity Units, a forward sale agreement and FELINE PRIDES^{SM}.

The following table reconciles Great Plains Energy's basic and diluted EPS from continuing operations.

	2009	2008	2007
Income	(millions, except per share amounts)		
Income from continuing operations	$ 151.9	$ 119.7	$ 120.9
Less: net income attributable to noncontrolling interest	0.3	0.2	-
Less: preferred stock dividend requirements	1.6	1.6	1.6
Income from continuing operations available for common shareholders	$ 150.0	$ 117.9	$ 119.3
Common Shares Outstanding			
Average number of common shares outstanding	129.3	101.1	84.9
Add: effect of dilutive securities	0.5	0.1	0.3
Diluted average number of common shares outstanding	129.8	101.2	85.2
Basic EPS from continuing operations	$ 1.16	$ 1.16	$ 1.41
Diluted EPS from continuing operations	$ 1.15	$ 1.16	$ 1.40

The computation of diluted EPS for 2009 excludes anti-dilutive shares consisting of 150,895 performance shares, 438,281 restricted stock shares and 231,670 stock options.

The computation of diluted EPS for 2008 excludes anti-dilutive shares consisting of 364,217 performance shares, 530,398 restricted stock shares and 455,469 stock options.

The computation of diluted EPS for 2007 excludes anti-dilutive shares consisting of 128,716 performance shares and 381,451 restricted stock shares. In 2007, there were no anti-dilutive shares applicable to FELINE PRIDES, stock options or a forward sale agreement. FELINE PRIDES settled in the first quarter of 2007 and the forward sale agreement settled in the second quarter of 2007.

Dividends Declared

In February 2010, Great Plains Energy's Board of Directors (Board) declared a quarterly dividend of $0.2075 per share on Great Plains Energy's common stock. The common dividend is payable March 19, 2010, to shareholders of record as of February 26, 2010. The Board also declared regular dividends on Great Plains Energy's preferred stock, payable June 1, 2010, to shareholders of record as of May 10, 2010.

2. GMO ACQUISITION

On July 14, 2008, Great Plains Energy closed its acquisition of GMO. The total purchase price of the acquisition was approximately $1.7 billion. The fair value of the 32.2 million shares of Great Plains Energy common stock issued was approximately $1.0 billion. Great Plains Energy paid approximately $0.7 billion of cash consideration. Immediately prior to Great Plains Energy's acquisition of GMO, Black Hills Corporation (Black Hills) acquired GMO's electric utility assets in Colorado and its gas utility assets in Colorado, Kansas, Nebraska and Iowa. Following the closing of the acquisition, Great Plains Energy wholly owns GMO, including its Missouri-based utility operations consisting of the Missouri Public Service and St. Joseph Light & Power divisions. GMO is included in Great Plains Energy's consolidated financial statements beginning as of July 14, 2008.

The regulatory approval order from the MPSC was received on July 1, 2008. Certain parties filed appeals and a motion to stay the order with the Cole County, Missouri, Circuit Court, which affirmed the order in June 2009. This decision has been appealed. The order remains in effect unless reversed by the courts.

The MPSC order provided for the deferral of transition costs to be amortized over a five-year period to the extent that synergy savings exceed amortization. The Company settled its first post-transaction rate cases and the settlement agreements were silent with respect to transition costs. The Company will continue to defer transition costs until amortization is ordered by the MPSC. KCC order approved the deferral of up to $10.0 million of transition costs to be amortized over a five-year period beginning with rates expected to be effective in 2010. At December 31, 2009, Great Plains Energy had $51.5 million of regulatory assets related to transition costs, which included $29.3 million at KCP&L and $22.2 million at GMO.

The acquisition was accounted for under the purchase method of accounting. As a result, the assets and liabilities of GMO were recorded at their estimated fair values as of July 14, 2008. The following table shows the allocation of the purchase price to the assets acquired and liabilities assumed at the date of the acquisition.

	July 14 2008	
Purchase Price Allocation	(millions)	
Cash	$ 677.7	
Common stock (32.2 million shares)	1,026.1	(a)
Stock options (0.5 million options)	2.7	(b)
Transaction costs	35.6	
Total purchase price	1,742.1	
Cash and cash equivalents	949.6	
Receivables	159.1	
Deferred income taxes	511.0	
Other current assets	131.4	
Utility plant, net	1,627.4	
Nonutility property and investments	131.4	
Regulatory assets	146.6	
Other long-term assets	76.0	
Total assets acquired	3,732.5	
Current liabilities	311.8	
Regulatory liabilities	115.9	
Deferred income taxes	241.5	
Long-term debt	1,334.2	
Other long-term liabilities	156.0	
Net assets acquired	1,573.1	
Goodwill	$ 169.0	

(a) The fair value was based on the average closing price of Great Plains Energy common stock of $31.88, the average during the period beginning two trading days before and ending two trading days after February 7, 2007, the announcement of the acquisition, net of issuing costs.

(b) The fair value was calculated by multiplying the stock options outstanding at July 14, 2008, by the option exchange ratio of 0.1569, calculated as defined in the merger agreement.

Great Plains Energy recorded $169.0 million of goodwill, all of which is included in the electric utility segment. None of the goodwill is tax deductible. The factors that contributed to a purchase price that resulted in goodwill were strategic considerations and significant cost savings and synergies including: expanded regulated electric utility business; adjacent regulated electric utility territories; increased GMO financial strength and flexibility; improved reliability and customer service and disposition of non-strategic gas operations. Changes to the initial allocation of the purchase price consisted primarily of additional fair value adjustments to certain real estate properties, increased unrecognized tax benefits related to prior year tax positions on GMO tax returns, adjustment to regulatory assets due to the settlement of regulatory treatment and net operating loss valuation allowance adjustments.

Goodwill is required to be tested for impairment at least annually and more frequently when indicators of impairment exist. The goodwill impairment test is a two step process, the first step of which is the comparison of the fair value of a reporting unit to its carrying amount, including goodwill, to identify potential impairment. If the carrying amount exceeds the fair value of the reporting unit, the second step of the test is performed, consisting of assignment of the reporting unit's fair value to its assets and liabilities to determine an implied fair value of goodwill which is compared to the carrying amount of goodwill to determine the impairment loss, if any, to be recognized in the financial statements. The annual impairment test for the GMO acquisition goodwill was conducted on September 1, 2009. Great Plains Energy's regulated electric utility operations are considered one reporting unit for assessment of impairment, as they are included within the same operating segment and have similar economic characteristics. The determination of fair value of the reporting unit consisted of two valuation techniques: an income approach consisting of a discounted cash flow analysis and a market approach consisting of a determination of reporting unit invested capital using market multiples derived from the historical revenue, EBITDA and net utility asset values and market prices of stock of electric and gas company regulated peers. The results of the two techniques were evaluated and weighted to determine a point within the range that management considered representative of fair value for the reporting unit. Fair value of the reporting unit exceeded the carrying amount, including goodwill; therefore, there was no impairment of goodwill.

The following table provides unaudited pro forma results of operations for Great Plains Energy for December 31, 2008 and 2007, as if the acquisition had occurred on January 1 of those years, respectively. Pro forma results are not necessarily indicative of the actual results that would have resulted had the acquisition actually occurred on January 1, 2008, or January 1, 2007.

	December 31	
	2008	2007
	(millions, except per share amounts)	
Operating revenues	$ 2,013.6	$ 1,944.3
Income from continuing operations	$ 121.1	$ 119.2
Net income	$ 156.1	$ 157.5
Earnings available for common shareholders	$ 154.5	$ 155.9
Basic and diluted earnings per common share from continuing operations	$ 1.18	$ 1.00
Basic and diluted earnings per common share	$ 1.53	$ 1.33

3. SUPPLEMENTAL CASH FLOW INFORMATION

Great Plains Energy Other Operating Activities

	2009	2008	2007
Cash flows affected by changes in:		(millions)	
Receivables	$ 7.9	$ 61.9	$ (80.0)
Fuel inventories	2.0	(16.7)	(9.3)
Materials and supplies	(22.0)	(3.7)	(4.2)
Accounts payable	(70.9)	56.2	43.3
Accrued taxes	42.2	73.2	17.3
Accrued interest	2.9	17.8	(0.7)
Deferred refueling outage costs	(7.1)	(5.9)	7.4
Accrued plant maintenance costs	2.9	2.1	-
Fuel adjustment clauses	7.8	(18.0)	-
Pension and post-retirement benefit obligations	18.4	3.1	17.6
Allowance for equity funds used during construction	(39.6)	(24.2)	(2.5)
Deferred acquisition costs	-	(15.8)	(18.3)
Proceeds from the sale of SO_2 emission allowances	0.1	0.4	24.0
Forward Starting Swaps proceeds (settlement)	(79.1)	-	3.3
T-Lock settlement	-	(41.2)	(4.5)
Other	16.7	(36.8)	(17.8)
Total other operating activities	$ (117.8)	$ 52.4	$ (24.4)
Cash paid during the period:			
Interest	$ 211.9	$ 95.0	$ 91.8
Income taxes	$ 5.1	$ 27.1	$ 33.6
Non-cash investing activities:			
Liabilities assumed for capital expenditures	$ 82.8	$ 104.7	$ 72.5

KCP&L Other Operating Activities

	2009	2008	2007
Cash flows affected by changes in:		(millions)	
Receivables	$ (7.6)	$ 50.9	$ (60.0)
Fuel inventories	6.1	(16.0)	(9.3)
Materials and supplies	(16.5)	(4.3)	(4.2)
Accounts payable	(54.3)	57.3	20.6
Accrued taxes	51.8	81.3	5.9
Accrued interest	8.6	8.5	(2.9)
Deferred refueling outage costs	(7.1)	(5.9)	7.4
Pension and post-retirement benefit obligations	39.3	(5.1)	15.4
Allowance for equity funds used during construction	(30.6)	(22.5)	(2.5)
Proceeds from the sale of SO_2 emission allowances	0.1	0.4	24.0
Kansas Energy Cost Adjustment	2.2	(1.6)	-
Forward Starting Swaps proceeds (settlement)	(79.1)	-	3.3
T-Lock settlement	-	(41.2)	-
Other	21.0	(29.0)	(16.2)
Total other operating activities	$ (66.1)	$ 72.8	$ (18.5)
Cash paid during the period:			
Interest	$ 77.2	$ 63.0	$ 68.3
Income taxes	$ 31.9	$ 23.5	$ 39.8
Non-cash investing activities:			
Liabilities assumed for capital expenditures	$ 75.5	$ 90.8	$ 72.4

Significant Non-Cash Items

On July 14, 2008, Great Plains Energy closed its acquisition of GMO. The total purchase price of the acquisition was approximately $1.7 billion. The fair value of the 32.2 million shares of Great Plains Energy common stock issued was approximately $1.0 billion. Great Plains Energy paid approximately $0.7 billion of cash consideration. See Note 2 for additional information.

In May 2008, KCP&L's Series 2008 Environmental Improvement Revenue Refunding (EIRR) bonds totaling $23.4 million maturing in 2038 were issued. The proceeds were deposited with a trustee pending KCP&L's submission of qualifying expenses for reimbursement. At December 31, 2008, KCP&L had received $13.4 million in cash proceeds and had a $10.0 million short-term receivable for the proceeds that were deposited with the trustee.

In 2008, KCP&L recorded a $12.6 million net increase in AROs, consisting of a $14.2 million increase as a result of changes in cost estimates and timing used to compute the present value of asbestos AROs for KCP&L's generating stations, with a corresponding increase in net utility plant and a decrease of $1.6 million resulting from an update to the cost estimates to decommission Wolf Creek, with a corresponding increase in regulatory liabilities. This activity had no impact on Great Plains Energy's or KCP&L's 2008 cash flows. See Note 9 for additional information.

In February 2007, Great Plains Energy issued 5.2 million shares of common stock in satisfaction of the FELINE PRIDES stock purchase contracts and the redemption of the $163.6 million FELINE PRIDES Senior Notes.

Form 10-K

4. RECEIVABLES

Great Plains Energy's and KCP&L's receivables are detailed in the following table.

	December 31	
	2009	2008
Great Plains Energy	(millions)	
Customer accounts receivable - billed	$ 47.3	$ 61.3
Customer accounts receivable - unbilled	77.9	69.9
Allowance for doubtful accounts	(2.8)	(3.5)
Other receivables	108.1	114.6
Total	$ 230.5	$ 242.3
KCP&L		
Customer accounts receivable - billed	$ -	$ 15.5
Customer accounts receivable - unbilled	44.6	41.7
Allowance for doubtful accounts	(1.7)	(1.2)
Intercompany receivables	42.4	28.5
Other receivables	76.4	77.1
Total	$ 161.7	$ 161.6

Great Plains Energy's and KCP&L's other receivables at December 31, 2009 and 2008, consisted primarily of receivables from partners in jointly owned electric utility plants and wholesale sales receivables.

Sale of Accounts Receivable – KCP&L

KCP&L sells all of its retail electric accounts receivable to its wholly owned subsidiary, Receivables Company, which in turn sells an undivided percentage ownership interest in the accounts receivable to Victory Receivables Corporation, an independent outside investor. In accordance with GAAP for transfers and servicing of assets, the sales under these agreements qualify as a sale under which the creditors of Receivables Company are entitled to be satisfied out of the assets of Receivables Company prior to any value being returned to KCP&L or its creditors. See Note 26 for information regarding a new accounting standard for financial asset transfers effective January 1, 2010. Accounts receivable sold by Receivables Company to the outside investor under this revolving agreement totaled $95.0 million and $70.0 million at December 31, 2009 and 2008, respectively. KCP&L sells its receivables at a fixed price based upon the expected cost of funds and charge-offs. These costs comprise KCP&L's loss on the sale of accounts receivable. KCP&L services the receivables and receives an annual servicing fee of 1.5% to 2.5% of the outstanding principal amount of the receivables sold to Receivables Company. KCP&L does not recognize a servicing asset or liability because management determined the collection agent fee earned by KCP&L approximates market value. The agreement expires in July 2010 and it is expected to be renewed.

Information regarding KCP&L's sale of accounts receivable to Receivables Company is reflected in the following tables.

2009	KCP&L	Receivables Company	Consolidated KCP&L
		(millions)	
Receivables (sold) purchased	$ (1,172.4)	$ 1,172.4	$ -
Gain (loss) on sale of accounts receivable [a]	(14.8)	14.6	(0.2)
Servicing fees	2.0	(2.0)	-
Fees to outside investor	-	(1.2)	(1.2)
Cash flows during the period			
Cash from customers transferred to Receivables Company	(1,167.6)	1,167.6	-
Cash paid to KCP&L for receivables purchased	1,153.0	(1,153.0)	-
Servicing fees	2.0	(2.0)	-
Interest on intercompany note	0.4	(0.4)	-

2008	KCP&L	Receivables Company	Consolidated KCP&L
		(millions)	
Receivables (sold) purchased	$ (1,147.3)	$ 1,147.3	$ -
Gain (loss) on sale of accounts receivable [a]	(14.5)	14.4	(0.1)
Servicing fees	1.7	(1.7)	-
Fees to outside investor	-	(2.6)	(2.6)
Cash flows during the period			
Cash from customers transferred to Receivables Company	(1,142.1)	1,142.1	-
Cash paid to KCP&L for receivables purchased	1,127.8	(1,127.8)	-
Servicing fees	1.7	(1.7)	-
Interest on intercompany note	1.9	(1.9)	-

[a] Any net gain (loss) is the result of the timing difference inherent in collecting receivables and over the life of the agreement will net to zero.

5. ASSETS HELD FOR SALE

On July 14, 2008, Great Plains Energy closed its acquisition of GMO. GMO has several real estate properties that will not be used. As a result, these real estate properties are available for immediate sale in their present condition and management is actively marketing these properties. The carrying amounts for these assets are presented at fair value less estimated selling cost and are included in assets held for sale on Great Plains Energy's balance sheets. Of the $19.4 million of assets held for sale at December 31, 2009, $15.1 million is included in the electric utility segment and the remaining $4.3 million is included in the other category.

Form 10-K

6. NUCLEAR PLANT

KCP&L owns 47% of Wolf Creek, its only nuclear generating unit. Wolf Creek is regulated by the Nuclear Regulatory Commission (NRC), with respect to licensing, operations and safety-related requirements.

Spent Nuclear Fuel and High-Level Radioactive Waste

Under the Nuclear Waste Policy Act of 1982, the Department of Energy (DOE) is responsible for the permanent disposal of spent nuclear fuel. KCP&L pays the DOE a quarterly fee of one-tenth of a cent for each kWh of net nuclear generation delivered and sold for the future disposal of spent nuclear fuel. These disposal costs are charged to fuel expense. In February 2010, the DOE announced its intent to withdraw its application to construct a national repository for the disposal of spent nuclear fuel and high-level radioactive waste at Yucca Mountain, Nevada, which would bring the licensing process to an end. Wolf Creek has an on-site storage facility designed to hold all spent fuel generated at the plant through 2025, and believes it will be able to expand on-site storage as needed past 2025. Management cannot predict when, or if, an alternative disposal site will be available to receive Wolf Creek's spent nuclear fuel and will continue to monitor this activity. See Note 17 for a related legal proceeding.

Low-Level Radioactive Waste

Wolf Creek disposes of most of its low-level radioactive waste (Class A waste) at an existing third-party repository in Utah. Management expects that the site located in Utah will remain available to Wolf Creek for disposal of its Class A waste.

In late 2009, Wolf Creek contracted with a waste processor that will process, take title and store in another state most of the remainder of Wolf Creek's low level radioactive waste (Classes B and C waste, which is higher in radioactivity but much lower in volume). Should on-site waste storage be needed in the future, Wolf Creek has storage capacity on site for about four years generation of Classes B and C waste.

Nuclear Plant Decommissioning Costs

The MPSC and KCC require KCP&L and the other owners of Wolf Creek to submit an updated decommissioning cost study every three years and to propose funding levels. The most recent study was submitted to the MPSC and KCC in August 2008 and is the basis for the current cost of decommissioning estimates in the table below. KCC issued its order in August 2009 approving the 2008 decommissioning cost study, and funding levels will be addressed in KCP&L's current rate case, which was filed with KCC in December 2009. The MPSC does not explicitly approve or disapprove of the decommissioning cost study and issued its order approving the funding levels in May 2009.

	Total Station	KCP&L's 47% Share
	(millions)	
Current cost of decommissioning (in 2008 dollars)	$ 594	$ 279
Future cost of decommissioning (in 2045-2053 dollars) [a]	2,575	1,210
Annual escalation factor	3.73%	
Annual return on trust assets [b]	6.48%	

[a] Total future cost over an eight year decommissioning period.

[b] The 6.48% rate of return is through 2025. The rate then systematically decreases through 2053 to 2.82% based on the assumption that the fund's investment mix will become increasingly more conservative as the decommissioning period approaches.

Nuclear Decommissioning Trust Fund

KCP&L currently contributes approximately $3.7 million annually to a tax-qualified trust fund to be used to decommission Wolf Creek. Amounts funded are charged to other operating expense and recovered in customers' rates. The funding level assumes a projected level of return on trust assets. If the actual return on trust assets is below the anticipated level, KCP&L could be responsible for the balance of funds required; however, while there can be no assurances, management believes a rate increase would be allowed to recover decommissioning costs over the remaining life of the unit.

Form 10-K

The following table summarizes the change in Great Plains Energy's and KCP&L's decommissioning trust fund.

December 31	2009	2008
Decommissioning Trust	(millions)	
Beginning balance	$ 96.9	$ 110.5
Contributions	3.7	3.7
Earned income, net of fees	2.8	3.3
Net realized gains/(losses)	(5.5)	(8.2)
Net unrealized gains/(losses)	14.6	(12.4)
Ending balance	$ 112.5	$ 96.9

The decommissioning trust is reported at fair value on the balance sheets and is invested in assets as detailed in the following table.

	December 31			
	2009		2008	
	Fair Value	Unrealized Gains/(Losses)	Fair Value	Unrealized Gains/(Losses)
	(millions)			
Equity securities	$ 44.5	$ 8.2	$ 34.6	$ (5.3)
Debt securities	37.4	2.1	59.9	1.0
Other	30.6	-	2.4	-
Total	$ 112.5	$ 10.3	$ 96.9	$ (4.3)

The weighted average maturity of debt securities held by the trust at December 31, 2009, was approximately 4 years. The costs of securities sold are determined on the basis of specific identification. The following table summarizes the realized gains and losses from the sale of securities by the nuclear decommissioning trust fund.

	2009	2008	2007
		(millions)	
Realized Gains	$ 2.8	$ 2.7	$ 6.1
Realized Losses	(8.3)	(10.9)	(2.8)

Nuclear Insurance

The owners of Wolf Creek (Owners) maintain nuclear insurance for Wolf Creek for nuclear liability, nuclear property and accidental outage. These policies contain certain industry standard exclusions, including, but not limited to, ordinary wear and tear, and war. The nuclear property insurance programs subscribed to by members of the nuclear power generating industry include industry aggregate limits for acts of terrorism and related losses, including replacement power costs. There is no industry aggregate limit for liability claims, regardless of the number of acts affecting Wolf Creek or any other nuclear energy liability policy or the number of policies in place. An industry aggregate limit of $3.2 billion plus any reinsurance recoverable by Nuclear Electric Insurance

Limited (NEIL), the Owners' insurance provider, exists for property claims, including accidental outage power costs for acts of terrorism affecting Wolf Creek or any other nuclear energy facility property policy within twelve months from the date of the first act. These limits plus any recoverable reinsurance are the maximum amount to be paid to members who sustain losses or damages from these types of terrorist acts. In addition, industry-wide retrospective assessment programs (discussed below) can apply once these insurance programs have been exhausted.

In the event of a catastrophic loss at Wolf Creek, the insurance coverage may not be adequate to cover property damage and extra expenses incurred. Uninsured losses, to the extent not recovered through rates, would be assumed by KCP&L and the other owners and could have a material adverse effect on Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.

Nuclear Liability Insurance
Pursuant to the Price-Anderson Act, which was reauthorized through December 31, 2025, by the Energy Policy Act of 2005, the Owners are required to insure against public liability claims resulting from nuclear incidents to the full limit of public liability, which is currently $12.5 billion. This limit of liability consists of the maximum available commercial insurance of $0.3 billion and the remaining $12.2 billion is provided through an industry-wide retrospective assessment program mandated by law, known as the Secondary Financial Protection (SFP) program. Under the SFP program, the Owners can be assessed up to $117.5 million ($55.2 million, KCP&L's 47% share) per incident at any commercial reactor in the country, payable at no more than $17.5 million ($8.2 million, KCP&L's 47% share) per incident per year. This assessment is subject to an inflation adjustment based on the Consumer Price Index and applicable premium taxes. In addition, the U.S. Congress could impose additional revenue-raising measures to pay claims.

Nuclear Property Insurance
The Owners carry decontamination liability, premature decommissioning liability and property damage insurance from NEIL for Wolf Creek totaling approximately $2.8 billion ($1.3 billion, KCP&L's 47% share). In the event of an accident, insurance proceeds must first be used for reactor stabilization and site decontamination in accordance with a plan mandated by the NRC. KCP&L's share of any remaining proceeds can be used for further decontamination, property damage restoration and premature decommissioning costs. Premature decommissioning coverage applies only if an accident at Wolf Creek exceeds $500 million in property damage and decontamination expenses, and only after trust funds have been exhausted.

Accidental Nuclear Outage Insurance
The Owners also carry additional insurance from NEIL to cover costs of replacement power and other extra expenses incurred in the event of a prolonged outage resulting from accidental property damage at Wolf Creek.

Under all NEIL policies, the Owners are subject to retrospective assessments if NEIL losses, for each policy year, exceed the accumulated funds available to the insurer under that policy. The estimated maximum amount of retrospective assessments under the current policies could total approximately $25.2 million ($11.9 million, KCP&L's 47% share) per policy year.

7. REGULATORY MATTERS

Regulatory Proceedings

The following table summarizes recent requests for retail rate increases with KCC and the MPSC.

Rate Jurisdiction	File Date	Effective Date	Amount Requested	Amount Approved
			(millions)	
KCP&L - Kansas [(a)]	9/5/2008	8/1/2009	$ 71.6	$ 59.0
KCP&L - Missouri [(b)]	9/5/2008	9/1/2009	101.5	95.0
GMO - Missouri Public Service division [(c)]	9/5/2008	9/1/2009	66.0	48.0
GMO - St. Joseph Light & Power division [(c)]	9/5/2008	9/1/2009	17.1	15.0
GMO - steam customers in the St. Joseph, Missouri, area [(d)]	9/5/2008	7/1/2009	1.3	1.0
KCP&L - Kansas [(e)]	12/17/2009	(e)	55.2	(e)

(a) $18 million of the amount approved is treated for accounting purposes as additional amortization. Parties may challenge the prudence of the Iatan Unit No. 1 environmental project and the costs of facilities used in common by Iatan Units No. 1 and No. 2 in KCP&L's next rate case, but the Kansas jurisdictional portion of any proposed rate base prudence disallowances will not exceed (i) $4.7 million for costs paid or approved for payment as of April 30, 2009, and in-service as of July 4, 2009, and (ii) $2.8 million for the first $56 million of costs not paid or approved for payment as of April 30, 2009. There is no cap as to the amount of disallowances that may be proposed for costs above this $56 million amount.

(b) $10 million of the amount approved is treated for accounting purposes as additional amortization. Parties may challenge the prudence of the Iatan Unit No. 1 environmental project and the cost of facilities used in common by Iatan Units No. 1 and No. 2 in KCP&L's next rate case, but the Missouri jurisdictional portion of any proposed rate base prudence disallowances will not exceed $30 million in aggregate.

(c) Parties may challenge the prudence of the cost of the Iatan Unit No. 1 environmental project and the cost of facilities used in common by Iatan Units No. 1 and No. 2 in GMO's next rate case, but the GMO portion of any proposed rate base prudence disallowances will not exceed $15 million in aggregate.

(d) The order allows for the Quarterly Cost Adjustment (QCA) fuel sharing mechanism to be established at 85% above the fuel cost included in base rates. The previous sharing mechanism was set at 80% above the fuel cost included in base rates.

(e) The request includes costs related to Iatan No. 2, a new coal-fired generation unit, upgrades to the transmission and distribution system to improve reliability and overall increased costs of service. KCP&L requested a return on equity of 11.25% based upon a capital structure of 46.17% equity. Any authorized changes to retail rates are expected to be effective in the fourth quarter of 2010.

Form 10-K

KCP&L's Comprehensive Energy Plan and Collaboration Agreement
In 2009, KCP&L completed the Iatan No. 1 environmental project and certain Iatan common facilities. KCP&L continues to make progress on the construction of Iatan No. 2 and is entering the start-up phase of the project. The start-up of any power plant this size, which uses advanced generation technology, is a very complex and difficult process. It involves a high degree of interaction and coordination from major vendors as well as internal construction and operational teams. In January 2010, KCP&L announced that the expected in-service date of Iatan No. 2 would be delayed about two months to the fall of 2010. At the same time, KCP&L announced that it was commencing a cost and schedule reforecast for the Iatan No. 2 project, with completion expected by the end of the first quarter of 2010. The following table summarizes the current cost estimates for Iatan No. 2, exclusive of AFUDC, based upon the last cost and schedule reforecast completed in the second quarter of 2009.

	Current Estimate Range
	(millions)
Great Plains Energy's 73% share of Iatan No. 2	$ 1,153 - $1,201
KCP&L's 55% share of Iatan No. 2	868 - 904

In March 2007, KCP&L, the Sierra Club and the Concerned Citizens of Platte County entered into a Collaboration Agreement that resolved disputes among the parties. KCP&L agreed in the Collaboration Agreement to pursue initiatives, including energy efficiency, designed to offset CO_2 emissions. Great Plains Energy and KCP&L are also evaluating energy efficiency projects as one of the elements to meet future customer energy needs. The companies currently recover energy efficiency program expenses on a deferred basis. While there are ongoing regulatory proceedings in Missouri and Kansas to address recovery of and earnings on the investments of utilities in energy efficiency programs, until these rules are set and programs are approved, the effects on Great Plains Energy's and KCP&L's plans and future results cannot be reasonably estimated. However, management views this as a positive development in establishing a regulatory framework for energy efficiency programs and potentially allowing energy efficiency costs to be recovered through rates similar to the recovery of generation resource costs.

In the Collaboration Agreement, KCP&L agreed to pursue other initiatives including additional wind generation, lower emission permit levels at its Iatan and LaCygne generating stations and other initiatives designed to offset CO_2 emissions. KCP&L also agreed to offset an additional 711,000 tons of CO_2 by the end of 2012. KCP&L currently expects to achieve this offset through a number of alternatives, including improving the efficiency of its coal-fired units, equipping certain gas-fired units for winter operation and, if necessary, possibly reducing output of, or retiring, one or more coal-fired units. Full implementation of the terms of the Collaboration Agreement will necessitate approval from the appropriate authorities, as some of the initiatives in the agreement require regulatory approval.

KCP&L agreed in the Collaboration Agreement to pursue increasing its wind generation capacity by 100MW by the end of 2010 and by an additional 300MW of wind generation capacity by the end of 2012, subject to regulatory approval. In 2009, KCP&L purchased thirty-two turbines for a purchase price of approximately $68 million, plus approximately $17 million for various third party development and assignment costs. In December 2009, KCP&L issued requests for proposals to add up to 300MW of wind generation in the 2010 – 2011 timeframe under purchase power agreements and/or the combination of purchase power agreements and arrangements where KCP&L would own and operate the facilities after development and construction. KCP&L expects that the thirty-two turbines purchased in 2009 will be utilized in one of the projects under proposal. KCP&L is evaluating the proposals and anticipates securing the rights to 100MWs of wind resources by the end of 2010.

SPP and NERC Audits
In November 2009, the Southwest Power Pool, Inc. (SPP) and the North American Electric Reliability Corporation (NERC) conducted scheduled audits of KCP&L and GMO regarding compliance with NERC

reliability and critical infrastructure protection standards. The SPP also conducted a compliance inquiry regarding a transmission system outage that occurred in the St. Joseph, Missouri area in the summer of 2009. NERC also is looking into the circumstances surrounding this outage. The inquiries regarding the outage are at a preliminary stage and their outcome cannot be predicted at this time.

GMO Missouri 2007 Rate Case Appeal
Appeals of the May 2007 MPSC order approving an approximate $59 million increase in annual revenues were filed in July and August of 2007 with the Circuit Court of Cole County, Missouri, by the Office of Public Counsel, AG Processing, Sedalia Industrial Energy Users' Association and AARP seeking to set aside or remand the order of the MPSC. In February 2009, the Circuit Court affirmed the MPSC order. The Circuit Court's decision was affirmed by the Court of Appeals in August 2009, and the appellants have sought Missouri Supreme Court review. The order remains in effect unless reversed by the courts.

GMO RTO Application
GMO's application to transfer functional control of its transmission system to the Midwest Independent Transmission System Operator, Inc. (MISO) RTO was denied by the MPSC in October 2008. In December 2008, GMO submitted a request to FERC to withdraw from MISO based on this MPSC denial. GMO and MISO negotiated an agreement regarding this exit under which GMO would pay an insignificant amount of exit fees to MISO. This agreement was approved by FERC in May 2009.

In November 2008, GMO requested MPSC authorization to transfer functional control of its transmission system to the Southwest Power Pool, Inc. (SPP). On February 4, 2009, the MPSC approved a Stipulation and Agreement between GMO and several parties authorizing the transfer of functional control. GMO transferred functional control of its transmission system to the SPP effective April 15, 2009. In September 2009, GMO entered the SPP energy imbalance market.

Great Plains Energy's Acquisition of GMO
See Note 2 for a discussion of the pending appeals of the MPSC order authorizing the acquisition.

Regulatory Assets and Liabilities
Great Plains Energy and KCP&L have recorded assets and liabilities on their consolidated balance sheets resulting from the effects of the ratemaking process, which would not otherwise be recorded if the companies were not regulated. Regulatory assets represent incurred costs that are probable of recovery from future revenues. Regulatory liabilities represent: amounts imposed by rate actions of regulators that may require refunds to customers; amounts provided in current rates that are intended to recover costs that are expected to be incurred in the future for which the companies remain accountable; or a gain or other reduction of allowable costs to be given to customers over future periods. Future recovery of regulatory assets is not assured, but is generally subject to review by regulators in rate proceedings for matters such as prudence and reasonableness. Future reductions in revenue or refunds for regulatory liabilities generally are not mandated, pending future rate proceedings or actions by the regulators.

Management regularly assesses whether regulatory assets and liabilities are probable of future recovery or refund by considering factors such as decisions by the MPSC, KCC or FERC on KCP&L's and GMO's rate case filings; decisions in other regulatory proceedings, including decisions related to other companies that establish precedent on matters applicable to the companies; and changes in laws and regulations. If recovery or refund of regulatory assets or liabilities is not approved by regulators or is no longer deemed probable, these regulatory assets or liabilities are recognized in the current period results of operations. The companies' continued ability to meet the criteria for recording regulatory assets and liabilities may be affected in the future by restructuring and deregulation in the electric industry. In the event that the criteria no longer applied to a deregulated portion of the companies' operations, the related regulatory assets and liabilities would be written off unless an appropriate regulatory recovery mechanism is provided. Additionally, these factors could result in an impairment on utility plant assets.

Great Plains Energy's and KCP&L's regulatory assets and liabilities are detailed in the following tables.

December 31, 2009	KCP&L		GMO		Great Plains Energy
			(millions)		
Regulatory Assets					
Taxes recoverable through future rates	$ 77.6		$ 22.9	(a)	$ 100.5
Loss on reacquired debt	5.3	(b)	0.3	(b)	5.6
Cost of removal	7.9		-		7.9
Asset retirement obligations	23.8		11.9		35.7
Pension settlements	13.5	(c)	-		13.5
Pension and post-retirement costs	395.0	(d)	84.5	(d)	479.5
Deferred customer programs	35.6	(e)	7.1		42.7
Rate case expenses	7.4	(f)	1.5	(f)	8.9
Skill set realignment costs	6.1	(g)	-		6.1
Under-recovery of energy costs	0.7	(f)	47.5	(f)	48.2
Acquisition transition costs	29.3	(h)	22.2	(h)	51.5
St. Joseph Light & Power acquisition	-		3.1	(i)	3.1
Storm damage	-		4.8	(j)	4.8
Derivative instruments	-		2.1	(k)	2.1
Other	9.9	(l)	2.2	(l)	12.1
Total	$ 612.1		$ 210.1		$ 822.2
Regulatory Liabilities					
Emission allowances	$ 86.2		$ 0.8		$ 87.0
Asset retirement obligations	33.4		-		33.4
Pension	-		34.0		34.0
Cost of removal	-		62.5	(m)	62.5
Other	7.3		13.6		20.9
Total	$ 126.9		$ 110.9		$ 237.8

(a) In GMO's most recent rate case, GMO agreed not to seek recovery of the regulatory asset for previously flowed-through tax benefits on cost of removal timing deductions, which resulted in GMO recording a $28.9 million decrease in the regulatory asset, offset by deferred taxes of $11.1 million and goodwill of $17.8 million.

(b) Amortized over the life of the related new debt issuances or the remaining lives of the old debt issuances if no new debt was issued.

(c) $7.4 million not included in rate base and amortized through 2012.

(d) Represents the funded status of the pension plans more than offset by related liabilities. Also represents financial and regulatory accounting method differences not included in rate base that will be eliminated over the life of the pension plans.

(e) $13.1 million not included in rate base and amortized over various periods.

(f) Not included in rate base and amortized over various periods.

(g) $3.2 million not included in rate base and amortized through 2017.

(h) Not included in rate base

(i) Not included in rate base and amortized through 2015.

(j) Not included in rate base and amortized through 2012.

(k) Represents the fair value of derivative instruments for commodity contracts. Settlements of the contracts are recognized in fuel expense and included in GMO's fuel adjustment clause (FAC).

(l) Certain insignificant items are not included in rate base and amortized over various periods.

(m) Estimated cumulative net provision for future removal costs.

December 31, 2008	KCP&L	GMO	Great Plains Energy
Regulatory Assets		(millions)	
Taxes recoverable through future rates	$ 71.6	$ 46.8	$ 118.4
Loss on reacquired debt	5.7	0.3	6.0
Cost of removal	9.6	-	9.6
Asset retirement obligations	21.1	12.0	33.1
Pension settlements	18.0	-	18.0
Pension and post-retirement costs	417.6	63.0	480.6
Deferred customer programs	22.6	0.4	23.0
Rate case expenses	2.9	0.6	3.5
Skill set realignment costs	7.5	-	7.5
Under-recovery of energy costs	1.6	52.0	53.6
Acquisition transition costs	25.5	17.6	43.1
St. Joseph Light & Power acquisition	-	3.6	3.6
Storm damage	-	6.4	6.4
Derivative instruments	-	9.7	9.7
Other	5.4	3.3	8.7
Total	$ 609.1	$ 215.7	$ 824.8
Regulatory Liabilities			
Emission allowances	$ 86.5	$ 1.0	$ 87.5
Asset retirement obligations	22.7	-	22.7
Pension	-	25.0	25.0
Cost of removal	-	58.1	58.1
Other	6.6	9.5	16.1
Total	$ 115.8	$ 93.6	$ 209.4

8. INTANGIBLE ASSETS

Great Plains Energy's and KCP&L's intangible assets are included in electric utility plant on the consolidated balance sheets and are detailed in the following table.

	December 31, 2009		December 31, 2008	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
KCP&L		(millions)		
Computer software	$ 147.0	$ (106.3)	$ 136.7	$ (95.4)
Great Plains Energy				
Computer software	$ 170.8	$ (117.8)	$ 160.5	$ (106.0)
Transmission line upgrades	22.1	(3.7)	22.1	(3.3)
Organization start-up costs	0.1	-	0.1	-

9. ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations associated with tangible long-lived assets are those for which a legal obligation exists under enacted laws, statutes and written or oral contracts, including obligations arising under the doctrine of promissory estoppel. These liabilities are recognized at estimated fair value as incurred and capitalized as part of the cost of the related long-lived assets and depreciated over their useful lives. Accretion of the liabilities due to the passage of time is recorded to a regulatory asset and/or liability. Changes in the estimated fair values of the liabilities are recognized when known.

Form 10-K

In 2008, KCP&L recorded a $1.6 million reduction to its ARO to decommission Wolf Creek, which reflects a 2008 update to the decommissioning study cost estimates.

Asbestos abatement activity has occurred on certain generating units at KCP&L's Hawthorn Station resulting in a revision in timing used to compute the original present value of the asbestos ARO. Management was able to perform an analysis to update prior cost estimates determining an increase in comparison to previous estimates used in computing the original asbestos ARO. As a result of the increased costs experienced in the project at KCP&L's Hawthorn station, management updated prior cost estimates for KCP&L's Montrose and LaCygne Stations, determining an increase in comparison to previous estimates. As a result of these changes, KCP&L recorded a $14.2 million increase in the ARO for asbestos abatement with a corresponding increase in asset retirement costs in 2008.

In addition, management has identified an additional asbestos ARO. The wiring used in generating stations includes asbestos insulation, which would require special handling if disturbed. Due to the inability to reasonably estimate the quantities or the amount of disturbance that will be necessary during dismantlement at the end of the life of a plant, a fair value of the obligation cannot be reasonably estimated at this time. Management will continue to monitor the obligation and will recognize a liability in the period in which sufficient information becomes available to reasonably estimate its fair value.

KCP&L also has AROs related to decommissioning and site remediation of its Spearville Wind Energy Facility and for removal of storage tanks, an ash pond and landfill. GMO has AROs related to asbestos in certain plants and buildings, an ash pond and landfill and removal of storage tanks and communication towers.

The following table summarizes the change in Great Plains Energy's and KCP&L's AROs.

	Great Plains Energy		KCP&L	
	2009	**2008**	**2009**	**2008**
	(millions)			
Beginning balance	$ 124.3	$ 94.5	$ 111.9	$ 94.5
Additions	1.2	1.4	0.6	1.4
Revision in timing and/or estimates	(1.0)	12.6	-	12.6
GMO acquisition	-	11.7	-	-
Settlements	-	(3.2)	-	(3.2)
Accretion	8.1	7.3	7.3	6.6
Ending balance	$ 132.6	$ 124.3	$ 119.8	$ 111.9

10. PENSION PLANS, OTHER EMPLOYEE BENEFITS AND SKILL SET REALIGNMENT COSTS

Pension Plans and Other Employee Benefits

The Company maintains defined benefit pension plans for substantially all active and inactive employees, including officers, of KCP&L, GMO, and WCNOC and incurs significant costs in providing the plans. Pension benefits under these plans reflect the employees' compensation, years of service and age at retirement.

KCP&L and GMO record pension expense in accordance with rate orders from the MPSC and KCC that allow the difference between pension costs under GAAP and pension costs for ratemaking to be recognized as a regulatory asset or liability. This difference between financial and regulatory accounting methods is due to timing and will be eliminated over the life of the pension plans.

In addition to providing pension benefits, the Company provides certain post-retirement health care and life insurance benefits for substantially all retired employees of KCP&L, GMO, and WCNOC. The cost of post-retirement benefits charged to KCP&L and GMO are accrued during an employee's years of service and recovered through rates.

The following pension benefits tables provide information relating to the funded status of all defined benefit pension plans on an aggregate basis as well as the components of net periodic benefit costs. For financial reporting purposes, the market value of plan assets is the fair value. KCP&L uses a five-year smoothing of assets to determine fair value for regulatory reporting purposes. As a result of the GMO acquisition on July 14, 2008, the Company's 2008 pension and post-retirement expenses under GAAP increased $2.4 million and $1.1 million, respectively. The underfunded status of the pension and other post-retirement benefit plans transferred at the date of acquisition was $48.9 million. Net periodic benefit costs reflect total plan benefit costs prior to the effects of capitalization and sharing with joint-owners of power plants.

Form 10-K

	Pension Benefits		Other Benefits	
	2009	2008	2009	2008
Change in projected benefit obligation (PBO)	(millions)			
PBO at beginning of year	$ 772.5	$ 512.9	$ 135.4	$ 73.7
Service cost	29.1	20.8	4.1	1.7
Interest cost	47.3	37.6	8.3	5.7
Contribution by participants	-	-	5.3	3.0
Amendments	5.7	-	3.4	18.7
Actuarial loss	33.1	42.9	3.9	1.2
Benefits paid	(49.3)	(37.1)	(11.5)	(7.0)
Early measurement adjustment	-	1.0	-	0.3
GMO acquisition	-	194.4	-	38.1
Settlements	(2.1)	-	-	-
PBO at end of plan year	$ 836.3	$ 772.5	$ 148.9	$ 135.4
Change in plan assets				
Fair value of plan assets at beginning of year	$ 418.7	$ 400.1	$ 38.9	$ 14.0
Actual return on plan assets	75.1	(145.6)	0.7	(3.8)
Contributions by employer and participants	42.1	28.7	22.0	11.0
Benefits paid	(47.7)	(36.6)	(9.6)	(5.7)
Early measurement adjustment	-	4.0	-	7.9
GMO acquisition	-	168.1	-	15.5
Fair value of plan assets at end of plan year	$ 488.2	$ 418.7	$ 52.0	$ 38.9
Funded status at end of year	$ (348.1)	$ (353.8)	$ (96.9)	$ (96.5)
Amounts recognized in the consolidated balance sheets				
Current pension and other post-retirement liability	$ (3.7)	$ (3.9)	$ (0.9)	$ (0.8)
Noncurrent pension liability and other post-retirement liability	(344.4)	(349.9)	(96.0)	(95.7)
Net amount recognized before regulatory treatment	(348.1)	(353.8)	(96.9)	(96.5)
Accumulated OCI or regulatory asset/liability	386.2	420.2	74.0	59.1
Net amount recognized at December 31	$ 38.1	$ 66.4	$ (22.9)	$ (37.4)
Amounts in accumulated OCI or regulatory asset/liability not yet recognized as a component of net periodic cost:				
Actuarial loss	$ 227.8	$ 273.3	$ 19.3	$ 19.1
Prior service cost	19.4	17.9	51.3	33.4
Transition obligation	0.1	0.2	4.3	4.4
Other	138.9	128.8	(0.9)	2.2
Net amount recognized at December 31	$ 386.2	$ 420.2	$ 74.0	$ 59.1

Form 10-K

	Pension Benefits			Other Benefits		
	2009	2008	2007	2009	2008	2007
Components of net periodic benefit costs			(millions)			
Service cost	$ 29.1	$ 20.8	$ 18.4	$ 4.1	$ 1.7	$ 1.2
Interest cost	47.3	37.6	29.8	8.3	5.7	3.9
Expected return on plan assets	(32.4)	(38.6)	(29.5)	(1.6)	(1.0)	(0.7)
Prior service cost	4.2	4.2	4.3	6.9	2.7	2.1
Recognized net actuarial (gain) loss	36.3	32.3	35.3	(0.4)	0.6	0.5
Transition obligation	0.1	0.1	0.1	1.3	1.2	1.2
Special termination benefits	-	-	1.5	-	-	0.2
Settlement charges	0.1	-	-	-	-	-
Net periodic benefit costs before regulatory adjustment	84.7	56.4	59.9	18.6	10.9	8.4
Regulatory adjustment	(28.4)	(3.5)	(9.1)	(0.3)	-	(0.1)
Net periodic benefit costs	56.3	52.9	50.8	18.3	10.9	8.3
Other changes in plan assets and benefit obligations recognized in OCI or regulatory assets/liabilities [(a)]						
Current year net (gain) loss	(9.2)	227.1	(23.4)	(0.2)	6.0	2.7
Amortization of gain (loss)	(36.3)	(39.9)	(35.3)	0.4	(0.7)	(0.5)
Prior service cost (credit)	5.7	-	(0.9)	24.8	18.7	19.6
Amortization of prior service cost	(4.2)	(5.2)	(4.3)	(6.9)	(3.4)	(2.1)
Transition obligation	-	-	-	1.2	-	-
Amortization of transition obligation	(0.1)	-	(0.1)	(1.3)	(1.4)	(1.2)
Other regulatory activity	10.1	52.8	9.1	(3.1)	2.1	0.1
Total recognized in OCI or regulatory asset/liability	(34.0)	234.8	(54.9)	14.9	21.3	18.6
Total recognized in net periodic benefit costs and OCI or regulatory asset/liability	$ 22.3	$287.7	$ (4.1)	$ 33.2	$ 32.2	$ 26.9

[(a)] 2008 includes the effect of the remeasurement adjustment

For financial reporting purposes, the estimated prior service cost, net loss and transition costs for the defined benefit plans that will be amortized from accumulated OCI or a regulatory asset into net periodic benefit cost in 2010 are $4.6 million, $37.4 million and $0.1 million, respectively. For financial reporting purposes, net actuarial gains and losses are recognized on a rolling five-year average basis. For regulatory reporting purposes, net actuarial gains and losses are amortized over ten years. The estimated prior service cost, net gain and transition costs for the other post-retirement benefit plans that will be amortized from accumulated OCI or a regulatory asset into net periodic benefit cost in 2010 are $7.2 million, $0.1 million and $1.3 million, respectively.

The accumulated benefit obligation (ABO) for all defined benefit pension plans was $741.4 million and $675.7 million at December 31, 2009 and 2008, respectively. The PBO, ABO and the fair value of plan assets at plan year-end are aggregated by funded and under funded plans in the following table.

	2009	2008
Pension plans with the ABO in excess of plan assets	(millions)	
Projected benefit obligation	$ 836.3	$ 772.5
Accumulated benefit obligation	741.4	675.7
Fair value of plan assets	488.2	418.7
Pension plans with plan assets in excess of the ABO		
Projected benefit obligation	$ -	$ -
Accumulated benefit obligation	-	-
Fair value of plan assets	-	-

The GMO SERP is reflected as an unfunded ABO of $20.1 million. The Company has segregated approximately $22.8 million of assets for this plan as of December 31, 2009, and expects to fund future benefit payments from these assets.

The expected long-term rate of return on plan assets represents the Company's estimate of the long-term return on plan assets and is based on historical and projected rates of return for current and planned asset classes in the plans' investment portfolios. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns of various asset classes. Based on the target asset allocation for each asset class, the overall expected rate of return for the portfolios was developed and adjusted for the effect of projected benefits paid from plan assets and future plan contributions. The following tables provide the weighted-average assumptions used to determine benefit obligations and net costs.

Weighted average assumptions used to determine the benefit obligation at plan year-end	**Pension Benefits**		**Other Benefits**	
	2009	**2008**	**2009**	**2008**
Discount rate	5.92%	6.11%	5.87%	6.10%
Rate of compensation increase	4.26%	4.27%	4.25%	4.25%

Weighted average assumptions used to determine net costs for years ended at December 31	**Pension Benefits**		**Other Benefits**	
	2009	**2008**	**2009**	**2008**
Discount rate	6.11%	6.23%	6.10%	6.23%
Expected long-term return on plan assets	8.00%	8.25%	4.00% *	4.00% *
Rate of compensation increase	4.27%	4.22%	4.25%	4.25%

* after tax

The Company expects to contribute $53.6 million to the pension plans in 2010 to meet ERISA funding requirements and regulatory orders, the majority of which is expected to be paid by KCP&L. The Company's funding policy is to contribute amounts sufficient to meet the ERISA minimum funding requirements and MPSC and KCC rate orders plus additional amounts as considered appropriate; therefore, actual contributions may differ from expected contributions. The Company also expects to contribute $18.0 million to other post-retirement benefit plans in 2010, the majority of which is expected to be paid by KCP&L.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid through 2019.

	Pension Benefits	Other Benefits
	(millions)	
2010	$ 70.7	$ 15.2
2011	58.6	17.0
2012	64.8	18.7
2013	61.6	20.7
2014	63.6	22.7
2015-2019	346.9	143.4

Pension plan assets are managed in accordance with "prudent investor" guidelines contained in the Employee Retirement Income Security Act of 1974 (ERISA) requirements. The investment strategy supports the objective of the fund, which is to earn the highest possible return on plan assets within a reasonable and prudent level of risk. The portfolios are invested, and periodically rebalanced, to achieve targeted allocations of approximately 35% U.S. large cap and small cap equity securities, 20% international equity securities, 32% fixed income securities, 7% real estate and 6% commodities. Fixed income securities include domestic and foreign corporate bonds, collateralized mortgage obligations and asset-backed securities, U.S. government agency, state and local obligations, U.S. treasury notes and money market funds.

The fair values of the Company's pension plan assets at December 31, 2009, by asset category are in the following table.

Description	December 31 2009	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(millions)		
Pension Plans				
Equity securities				
U.S. [(a)]	$ 188.8	$ 102.9	$ 85.9	$ -
International [(b)]	75.2	18.4	56.8	-
Limited partnerships	0.1	-	-	0.1
Real estate [(c)]	26.8	-	-	26.8
Commodities [(d)]	17.6	-	17.6	-
Fixed income securities				
Fixed income funds [(e)]	117.9	3.0	114.9	-
U.S. Treasury notes	1.3	1.3	-	-
U.S. Agency, state and local obligations	18.7	-	18.7	-
U.S. corporate bonds [(f)]	25.5	0.9	24.6	-
Foreign corporate bonds	1.2	-	1.2	-
Hedge fund	2.4	-	-	2.4
Total	$ 475.5	$ 126.5	$ 319.7	$ 29.3
Cash equivalents - money market funds	12.7			
Total Pension Plans	$ 488.2			

(a) This category is comprised of $102.9 million of traded mutual funds valued at daily listed prices and $85.9 million of institutional common/collective trust funds valued at daily Net Asset Values (NAV) per share.

(b) This category is comprised of $18.4 million of traded mutual funds valued at daily listed prices and $56.8 million of institutional common/collective trust funds valued at daily NAV per share.

(c) This category is comprised of institutional common/collective trust funds and a limited partnership valued at NAV on a quarterly basis.

(d) This category is comprised of institutional common/collective trust funds valued at daily NAV per share.

(e) This category is comprised of $3.0 million of traded mutual funds valued at daily listed prices and $114.9 million of institutional common/collective trust funds valued at daily NAV per share.

(f) This category is comprised of $13.0 million of corporate bonds, $9.3 million of collateralized mortgage obligations and $3.2 million of other asset-backed securities.

Form 10-K

The following table reconciles the beginning and ending balances for all level 3 pension plan assets measured at fair value on a recurring basis for 2009.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Description	Real Estate	Hedge Fund	Limited Partnerships	Total
		(millions)		
Balance January 1, 2009	$ 36.9	$ 6.6	$ 0.5	$ 44.0
Actual return on plan assets				
Relating to assets still held	(10.2)	0.1	0.2	(9.9)
Relating to assets sold	0.1	(1.3)	-	(1.2)
Purchase, issuances, and settlements	-	(3.0)	(0.6)	(3.6)
Transfers in and/or out of Level 3	-	-	-	-
Balance December 31, 2009	$ 26.8	$ 2.4	$ 0.1	$ 29.3

Other post-retirement plan assets are also managed in accordance with "prudent investor" guidelines contained in the ERISA requirements. The investment strategy supports the objective of the funds, which is to preserve capital, maintain sufficient liquidity and earn a consistent rate of return. Other post-retirement plan assets are invested entirely in fixed income securities which may include domestic corporate bonds, collateralized mortgage obligations and asset-backed securities, U.S. government agency, state and local obligations, U.S. Treasury notes and money market funds.

The fair values of the Company's other post-retirement plan assets at December 31, 2009, by asset category are in the following table.

		Fair Value Measurements Using		
Description	December 31 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(millions)		
Other Post-Retirement Benefit Plans				
Fixed income				
U.S. Treasury	$ 0.8	$ 0.8	$ -	$ -
U.S. Agency	0.6	-	0.6	-
Corporate bonds	1.0	-	1.0	-
Mutual funds	0.1	0.1	-	-
Total	$ 2.5	$ 0.9	$ 1.6	$ -
Cash and cash equivalents - money market funds	49.5			
Total Other Post-Retirement Benefit Plans	$ 52.0			

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The cost trend assumed for 2009 was 7.5% and is 8% for 2010, with the rate declining through 2018 to the ultimate cost trend rate of 5%. The health care plan requires retirees to make monthly contributions on behalf of themselves and their dependents in an amount determined by the Company.

The effects of a one-percentage point change in the assumed health care cost trend rates, holding all other assumptions constant, at December 31, 2009, are detailed in the following table. The results reflect the increase in the Medicare Part D employer subsidy which is assumed to increase with the medical trend and employer caps on post-65 plans.

	Increase	Decrease
	(millions)	
Effect on total service and interest component	$ 0.3	$ (0.3)
Effect on post-retirement benefit obligation	0.8	(0.9)

Form 10-K

Employee Savings Plans

Great Plains Energy has defined contribution savings plans (401(k)) that cover substantially all employees. Great Plains Energy matches employee contributions, subject to limits. The annual cost of the plans was approximately $8.8 million, $6.9 million and $5.0 million in 2009, 2008 and 2007, respectively. KCP&L's annual cost of the plans was approximately $6.5 million, $5.8 million and $4.3 million in 2009, 2008 and 2007, respectively.

Skill Set Realignment Deferral

In 2007, KCP&L received authorization from the MPSC and KCC to defer $8.9 million in regulatory assets for costs originally expensed in 2006 related to a workforce realignment process and amortize them over five years for the Missouri jurisdictional portion and ten years for the Kansas jurisdictional portion effective with new rates on January 1, 2008. Amortization of $1.4 million in both 2009 and 2008, respectively, was recorded to utility operating and maintenance expense on KCP&L's income statements.

11. EQUITY COMPENSATION

Great Plains Energy's Long-Term Incentive Plan is an equity compensation plan approved by Great Plains Energy's shareholders. The Long-Term Incentive Plan permits the grant of restricted stock, stock options, limited stock appreciation rights, director shares, director deferred share units and performance shares to directors, officers and other employees of Great Plains Energy and KCP&L. The maximum number of shares of Great Plains Energy common stock that can be issued under the plan is 5.0 million. Common stock shares delivered by Great Plains Energy under the Long-Term Incentive Plan may be authorized but unissued, held in the treasury or purchased on the open market (including private purchases) in accordance with applicable securities laws. Great Plains Energy has a policy of delivering newly issued shares, or shares surrendered by Long-Term Incentive Plan participants on account of withholding taxes and held in treasury, or both, and does not expect to repurchase common shares during 2010, to satisfy performance share payments, stock option exercises and director deferred share unit conversion. Forfeiture rates are based on historical forfeitures and future expectations and are reevaluated annually.

The following table summarizes Great Plains Energy's and KCP&L's equity compensation expense and associated income tax benefits.

	2009	2008	2007
Great Plains Energy		(millions)	
Compensation expense	$ 6.3	$ 9.0	$ 6.4
Income tax benefits	1.6	2.7	2.1
KCP&L			
Compensation expense	4.3	5.5	4.3
Income tax benefits	0.8	2.0	1.4

Form 10-K

Amendment to Performance Shares

In May 2009, the independent members of the Board approved amendments to certain outstanding performance share agreements (Original Agreements) for the 2007-2009 and 2008-2010 performance periods. The Original Agreements, as so amended, are referred to as the Amended Agreements. Due to changes in economic and financial market conditions since the Original Agreements were entered into, the Compensation and Development Committee (Committee) and Board determined that the Original Agreements no longer provided meaningful incentives.

The Original Agreements granted performance shares based on a single performance metric – the Company's total shareholder return (TSR) as compared to the Edison Electric Institute TSR index for electric utility companies over the relevant performance periods. The Amended Agreements provide for a combination of performance shares and time-based restricted stock. In calculating the number of performance shares and restricted stock under the Amended Agreements, the value of the performance shares granted under the Original Agreements (determined as of the date of the original awards) was first reduced by two-thirds (for the 2007-2009 performance awards) and one-third (for the 2008-2010 performance awards). The resulting amounts were then divided by the fair market value (as defined in the Long-Term Incentive Plan) of Great Plains Energy stock on the amendment date to arrive at a number of shares, which was then divided equally between performance shares and restricted stock. The two equally weighted performance share award metrics under the Amended Agreements are funds from operations as a percentage of total adjusted debt and EPS, with the number of shares of common stock ultimately issued varying depending on Great Plains Energy's performance over stated performance periods.

The performance shares under the Amended Agreements will be re-measured at fair value each reporting period, with compensation cost to be recorded at the greater of the grant-date fair value of the Original Agreements or the fair value of the Amended Agreements for the portion for which the requisite service has been rendered. The amendment resulted in an insignificant amount of incremental compensation cost for Great Plains Energy and KCP&L.

Performance Shares

The payment of performance shares is contingent upon achievement of specific performance goals over a stated period of time as approved by the Compensation and Development Committee of Great Plains Energy's Board of Directors. The number of performance shares ultimately paid can vary from the number of shares initially granted depending on Great Plains Energy's performance over stated performance periods and Great Plains Energy's stock price at the end of the performance period as compared to the stock price on the grant date. Compensation expense for performance shares issued subsequent to the amendment discussed above is calculated by taking the change in fair value between reporting periods for the portion for which the requisite service has been rendered. Dividends are accrued over the vesting period and paid in cash based on the number of performance shares ultimately paid.

The fair value of performance share awards is estimated using a Monte Carlo simulation technique that uses the closing stock price at the valuation date and incorporates assumptions for inputs of expected volatilities, dividend yield and risk-free rates. Expected volatility is based on daily stock price change during a historical period commensurate with the remaining term of the performance period of the grant. The risk-free rate is commensurate with the remaining life of the performance period of the grant based on the zero-coupon government bonds in effect at the time of the valuation. The dividend yield is based on the most recent dividends paid and the actual closing stock price on the valuation date. For the most recent valuation, inputs for expected volatility, dividend yield and risk-free rates ranged from 29.97% to 36.48%, 4.64%, and 0.40% to 0.95%, respectively.

Performance share activity for 2009 is summarized in the following table. Performance adjustment represents the number of shares of common stock related to performance shares ultimately issued that can vary from the number of performance shares initially granted depending on Great Plains Energy's performance over stated performance periods.

	Performance Shares	Grant Date Fair Value*
Beginning balance	314,511	$ 28.47
Performance adjustment	(88,056)	
Granted	196,431	15.04
Amendment effect	(101,589)	24.23
Forfeited	(26,656)	22.05
Ending balance	294,641	13.62

* weighted-average

At December 31, 2009, the remaining weighted-average contractual term was 1.5 years. The weighted-average grant-date fair value of shares granted was $15.04, $26.22 and $32.00 in 2009, 2008 and 2007, respectively. At December 31, 2009, there was $5.0 million of total unrecognized compensation expense, net of forfeiture rates, related to performance shares granted under the Long-Term Incentive Plan, which will be recognized over the remaining weighted-average contractual term. There were no shares of common stock issued related to performance shares during 2009. The total fair value of shares of common stock issued related to performance shares was $1.6 million and $1.3 million during 2008 and 2007, respectively.

Restricted Stock

Restricted stock cannot be sold or otherwise transferred by the recipient prior to vesting and has a value equal to the fair market value of the shares on the issue date. Restricted stock shares vest over a stated period of time with accruing reinvested dividends subject to the same restrictions. Compensation expense, calculated by multiplying shares by the grant-date fair value related to restricted stock, is recognized over the stated vesting period. Restricted stock activity for 2009 is summarized in the following table.

	Nonvested Restricted stock	Grant Date Fair Value*
Beginning balance	458,796	$ 30.54
Amendment effect	106,443	14.35
Granted and issued	268,651	14.36
Vested	(177,990)	30.41
Forfeited	(43,313)	26.51
Ending balance	612,587	20.24

* weighted-average

At December 31, 2009, the remaining weighted-average contractual term was 1.1 years. The weighted-average grant-date fair value of shares granted was $14.36, $26.09 and $31.93 during 2009, 2008 and 2007, respectively. At December 31, 2009, there was $3.3 million of total unrecognized compensation expense, net of forfeiture rates, related to nonvested restricted stock granted under the Long-Term Incentive Plan, which will be recognized over the remaining weighted-average contractual term. The total fair value of shares vested was $5.4 million, $2.2 million and $1.1 million in 2009, 2008 and 2007, respectively.

Form 10-K

Stock Options

Granted Under Long-Term Incentive Plan

Stock options were granted under the plan during 2001-2003 at market value of the shares on the grant date. The options vested three years after the grant date and expire in ten years if not exercised. The fair value for the stock options was estimated at the date of grant using the Black-Scholes option-pricing model. Compensation expense and accrued dividends related to stock options were recognized over the stated vesting period.

GMO Acquisition

Outstanding GMO stock options were converted to Great Plains Energy stock options upon acquisition.

Stock option activity under all plans for 2009 is summarized in the following table. All stock options are fully vested at December 31, 2009.

Stock Options	Shares	Exercise Price*
Beginning balance	520,829	$ 76.10
Exercised	(39,847)	11.53
Forfeited or expired	(236,372)	127.73
Outstanding and exercisable at December 31	244,610	36.73

* weighted-average

The weighted-average grant-date fair value of options exercised for 2009 and 2008 was $11.53 and $20.61, respectively, per share. The aggregate intrinsic value and cash received for options exercised in 2009 and 2008 was insignificant. The following table summarizes all outstanding and exercisable stock options as of December 31, 2009.

Outstanding and Exercisable Options

Exercise Price Range	Number of Shares	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price
$9.21	917	0.2	$ 9.21
$23.91 - $27.73	224,384	2.0	24.56
$121.90 - $181.11	11,524	0.6	150.50
$221.82 - $251.86	7,785	1.3	222.24
Total	244,610	1.9	

At December 31, 2009, the aggregate intrinsic value of in the money outstanding and exercisable options was insignificant.

Director Deferred Share Units

Non-employee directors receive shares of Great Plains Energy's common stock as part of their annual retainer. Each director may elect to defer receipt of their shares until the end of January in the year after they leave the Board. Director Deferred Share Units have a value equal to the market value of Great Plains Energy's common stock on the grant date with accruing dividends. Compensation expense, calculated by multiplying the director deferred share units by the related grant-date fair value, is recognized at the grant date. The total fair value of shares of Director Deferred Share Units issued was insignificant for 2009 and 2008. Director Deferred Share Units activity for 2009 is summarized in the following table.

	Share Units	Grant Date Fair Value*
Beginning balance	7,588	$ 27.94
Issued	13,855	19.30
Ending balance	21,443	22.36

* weighted-average

Form 10-K

12. SHORT-TERM BORROWINGS AND SHORT-TERM BANK LINES OF CREDIT

Great Plains Energy's $400 Million Revolving Credit Facility

Great Plains Energy's $400 million revolving credit facility with a group of banks expires in May 2011. A default by Great Plains Energy or any of its significant subsidiaries on other indebtedness totaling more than $25.0 million is a default under the facility. Under the terms of this agreement, Great Plains Energy is required to maintain a consolidated indebtedness to consolidated capitalization ratio, as defined in the agreement, not greater than 0.65 to 1.00 at all times. At December 31, 2009, Great Plains Energy was in compliance with this covenant. At December 31, 2009, Great Plains Energy had $20.0 million of outstanding cash borrowings with a weighted-average interest rate of 0.68% and had issued letters of credit totaling $25.4 million under the credit facility. At December 31, 2008, Great Plains Energy had $30.0 million of outstanding cash borrowings with a weighted-average interest rate of 1.22% and had issued letters of credit totaling $34.9 million under the credit facility.

KCP&L's $600 Million Revolving Credit Facility

KCP&L's $600 million revolving credit facility with a group of banks to provide support for its issuance of commercial paper and other general corporate purposes expires in May 2011. A default by KCP&L on other indebtedness totaling more than $25.0 million is a default under the facility. Under the terms of the agreement, KCP&L is required to maintain a consolidated indebtedness to consolidated capitalization ratio, as defined in the agreement, not greater than 0.65 to 1.00 at all times. At December 31, 2009, KCP&L was in compliance with this covenant. At December 31, 2009, KCP&L had $186.6 million of commercial paper outstanding, at a weighted-average interest rate of 0.58%, $20.9 million of letters of credit outstanding and no outstanding cash borrowings under the facility. At December 31, 2008, KCP&L had $380.2 million of commercial paper outstanding, at a weighted-average interest rate of 5.34%, $11.9 million of letters of credit outstanding and no outstanding cash borrowings under the facility.

GMO's $400 Million Revolving Credit Facility

GMO's $400 million revolving credit facility with a group of banks expires in September 2011. A default by GMO or any of its significant subsidiaries on other indebtedness totaling more than $25.0 million is a default under the facility. Under the terms of this agreement, GMO is required to maintain a consolidated indebtedness to consolidated capitalization ratio, as defined in the agreement, not greater than 0.65 to 1.00 at all times. At December 31, 2009, GMO was in compliance with this covenant. At December 31, 2009, GMO had $232.0 million of outstanding cash borrowings with a weighted-average interest rate of 1.50%, and had issued letters of credit totaling $13.2 million under the credit facility. At December 31, 2008, GMO had $110.0 million of outstanding cash borrowings with a weighted-average interest rate of 1.22%, and had issued letters of credit totaling $1.2 million under the credit facility.

Form 10-K

13. LONG-TERM DEBT

Great Plains Energy's and KCP&L's long-term debt is detailed in the following table.

	Year Due	December 31 2009	2008
		(millions)	
KCP&L			
General Mortgage Bonds			
4.90%* EIRR bonds	2012-2035	$ 158.8	$ 158.8
7.15% Series 2009A (8.59% rate**)	2019	400.0	-
4.65% EIRR Series 2005	2035	50.0	-
5.125% EIRR Series 2007A-1	2035	63.3	-
5.00% EIRR Series 2007A-2	2035	10.0	-
5.375% EIRR Series 2007B	2035	73.2	-
Senior Notes			
6.50% Series	2011	150.0	150.0
5.85% Series (5.72% rate**)	2017	250.0	250.0
6.375% Series (7.49% rate**)	2018	350.0	350.0
6.05% Series (5.78% rate**)	2035	250.0	250.0
EIRR Bonds			
4.65% Series 2005		-	50.0
5.125% Series 2007A-1		-	63.3
5.00% Series 2007A-2		-	10.0
5.375% Series 2007B		-	73.2
4.90% Series 2008	2038	23.4	23.4
Other	2010-2018	3.5	-
Current maturities		(0.2)	-
Unamortized discount		(2.1)	(1.8)
Total KCP&L		1,779.9	1,376.9
GMO			
First Mortgage Bonds			
9.44% Series	2010-2021	13.5	14.6
Pollution Control Bonds			
5.85% SJLP Pollution Control	2013	5.6	5.6
0.285%*** Wamego Series 1996	2026	7.3	7.3
2.683%*** State Environmental 1993	2028	5.0	5.0
Senior Notes			
7.625% Series		-	68.5
7.95% Series	2011	137.3	137.3
7.75% Series	2011	197.0	197.0
11.875% Series	2012	500.0	500.0
8.27% Series	2021	80.9	80.9
Fair Value Adjustment		84.5	117.5
Medium Term Notes			
7.16% Series	2013	6.0	6.0
7.33% Series	2023	3.0	3.0
7.17% Series	2023	7.0	7.0
Other		-	1.1
Current maturities		(1.1)	(70.7)
Total GMO		1,046.0	1,080.1
Other Great Plains Energy			
6.875% Senior Notes (7.33% rate**)	2017	100.0	100.0
10.00% Equity Units Subordinated Notes	2042	287.5	-
Unamortized discount		(0.4)	(0.4)
Total Great Plains Energy excluding current maturities		$ 3,213.0	$ 2,556.6

* Weighted-average interest rates at December 31, 2009.

** Rate after amortizing gains/losses recognized in OCI on settlements of interest rate hedging instruments

*** Variable rate

Amortization of Debt Expense
Great Plains Energy's and KCP&L's amortization of debt expense is detailed in the following table.

	2009	2008	2007
		(millions)	
KCP&L	$ 2.0	$ 1.6	$ 1.6
Other Great Plains Energy	2.4	1.0	1.0
Total Great Plains Energy	$ 4.4	$ 2.6	$ 2.6

Form 10-K

KCP&L General Mortgage Bonds and EIRR Bonds
KCP&L has issued mortgage bonds under the General Mortgage Indenture and Deed of Trust dated December 1, 1986, as supplemented. The Indenture creates a mortgage lien on substantially all of KCP&L's utility plant. Mortgage bonds totaling $755.3 million and $158.8 million were outstanding at December 31, 2009 and 2008, respectively.

In connection with the issuance in March 2009 of KCP&L's $400.0 million 7.15% Mortgage Bonds Series 2009A, KCP&L concurrently issued $50.0 million of Mortgage Bonds Series 2005 EIRR Insurer due 2035 (2005 Insurer Bonds) to Syncora Guarantee Inc. (Syncora) and $146.5 million of Mortgage Bonds Series 2007 EIRR Insurer due 2035 (2007 Insurer Bonds) to Financial Guaranty Insurance Company (FGIC), as required under the applicable insurance agreements described below. The 2005 and 2007 Insurer Bonds are not incremental debt for KCP&L, but collateralize Syncora's and FGIC's claims on KCP&L if Syncora or FGIC were required to meet their obligations under the insurance agreements.

KCP&L Municipal Bond Insurance Policies
KCP&L's EIRR Bonds Series 2007A-1, 2007A-2 and 2007B totaling $146.5 million are covered by a municipal bond insurance policy issued by FGIC. The insurance agreement between KCP&L and FGIC provides for reimbursement by KCP&L for any amounts that FGIC pays under the municipal bond insurance policy. The insurance policy is in effect for the term of the bonds. The policy also restricts the amount of secured debt KCP&L may issue. Because KCP&L issued debt secured by liens not permitted by the agreement or resulting in the aggregate amount of outstanding general mortgage bonds exceeding 10% of total capitalization, KCP&L was required to issue and deliver collateral to FGIC, in the form of first mortgage bonds, equal in principal amount to the principal amount of the EIRR Bonds Series 2007A-1, 2007A-2 and 2007B then outstanding.

KCP&L's secured 1992 Series EIRR bonds totaling $31.0 million, secured Series 1993A and 1993B EIRR bonds totaling $79.5 million, and secured and unsecured EIRR Bonds Series 2005 totaling $35.9 million and $50.0 million, respectively, are covered by a municipal bond insurance policy between KCP&L and Syncora. The insurance agreements between KCP&L and Syncora provide for reimbursement by KCP&L for any amounts that Syncora pays under the municipal bond insurance policies. The insurance policies are in effect for the term of the bonds. The insurance agreements contain a covenant that the indebtedness to total capitalization ratio of KCP&L and its consolidated subsidiaries will not be greater than 0.68 to 1.00. At December 31, 2009, KCP&L was in compliance with this covenant. KCP&L is also restricted from issuing additional bonds under its General Mortgage Indenture if, after giving effect to such additional bonds, the proportion of secured debt to total indebtedness would be more than 75%, or more than 50% if the long term rating for such bonds by Standard & Poor's or Moody's Investors Service would be at or below A- or A3, respectively. The insurance agreement covering the unsecured EIRR Bond Series 2005 also required KCP&L to provide collateral to Syncora in the form of $50.0 million of general mortgage bonds for KCP&L's obligations under the insurance agreement as a result of KCP&L issuing general mortgage bonds (other than refunding of outstanding general mortgage bonds) resulting in the aggregate amount of outstanding general mortgage bonds exceeding 10% of total capitalization. In the event of a default under the insurance agreements, Syncora may take any available legal or equitable action against KCP&L, including seeking specific performance of the covenants.

Form 10-K

GMO First Mortgage Bonds
GMO has issued mortgage bonds under the General Mortgage Indenture and Deed of Trust dated April 1, 1946, as supplemented. The Indenture creates a mortgage lien on substantially all of GMO's St. Joseph Light & Power division utility plant. Mortgage bonds totaling $13.5 million and $14.6 million, respectively, were outstanding at December 31, 2009 and 2008.

GMO Senior Notes
The fair value adjustment for GMO represents the $133.3 million purchase accounting adjustment to record GMO's debt related to the 11.875% series and 7.75% series Senior Notes that are not fully reflected in electric retail rates as of the July 14, 2008, acquisition date, at estimated fair value, with the offset recorded to goodwill. The fair value adjustment is being amortized as a reduction to interest expense over the remaining life of the individual debt issues. Amortization for 2009 and 2008 was $33.0 million and $15.8 million, respectively. Amortization for 2010, 2011 and 2012 is estimated at $34.6 million, $33.8 million and $16.1 million, respectively.

Other Great Plains Energy Long-Term Debt
In May 2009, Great Plains Energy issued $287.5 million of Equity Units. Equity Units, each with a stated amount of $50, initially consist of a 5% undivided beneficial interest in $1,000 principal amount of 10.00% subordinated notes due June 15, 2042, and a purchase contract requiring the holder to purchase the Company's common stock by June 15, 2012 (the settlement date). Each purchase contract obligates the holder of the purchase contract to purchase, and Great Plains Energy to sell, no later than June 15, 2012, for $50 in cash, newly issued shares of the Company's common stock equal to the settlement rate. The purchase contracts may be settled earlier at the option of the holder subject to certain conditions, including but not limited to, the occurrence of a fundamental change (as defined in the agreement) at least 20 business days prior to June 15, 2012. The settlement rate will vary according to the applicable market value of the Company's common stock at the settlement date. Applicable market value will be measured by the average of the closing price per share of the Company's common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding June 15, 2012. The settlement rate will be applied to the 5,750,000 Equity Units at the settlement date to issue a number of common shares determined as described in the following table.

Applicable market value	Settlement rate (in common shares)	Market value per Equity Unit [(a)]
$16.80 or greater	2.9762 to 1	Greater than $50 per Equity Unit
$16.80 to $14.00	$50 divided by the applicable market value to 1	Equal to $50 per Equity Unit
$14.00 or less	3.5714 to 1	Less than $50 per Equity Unit

(a) Assumes that the market price of the Company's common stock on June 15, 2012, is the same as the applicable market value.

Great Plains Energy makes quarterly contract adjustment payments at the rate of 2.00% per year of the stated amount of $50 per Equity Unit and interest payments at the rate of 10.00% per year on the subordinated notes. Great Plains Energy must attempt to remarket the subordinated notes, in whole but not in part, between December 15, 2011, and June 12, 2012. In connection with a successful remarketing of the notes, Great Plains Energy may elect, without the consent of any of the holders, to modify the notes' stated maturity to any date on or after June 15, 2014 and earlier than June 15, 2042. The proceeds from a successful remarketing will be used to satisfy the holders' obligation under the purchase contract. If the notes have not been successfully remarketed by June 12, 2012, the holders of all notes will have the right to put their notes to Great Plains Energy on June 15, 2012, in satisfaction of the holders' obligation under the purchase contracts.

The present value of the contract adjustment payments of $15.1 million was recorded as a liability in other current liabilities and other deferred credits and other liabilities with a corresponding amount recorded as capital stock premium and expense on Great Plains Energy's consolidated balance sheet. The liability will be relieved as Great Plains Energy makes quarterly contract adjustment payments. Expenses incurred with the offering of $4.3 million have been deferred and are being recognized as interest expense through 2012 when the holders can put the debt to Great Plains Energy and $7.4 million was recorded as capital stock premium and expense.

Scheduled Maturities

Great Plains Energy's and KCP&L's long-term debt maturities for the next five years are detailed in the following table.

	2010	2011	2012	2013	2014
			(millions)		
Great Plains Energy	$ 1.4	$ 485.8	$ 513.8	$ 13.1	$ 1.5
KCP&L	0.2	150.3	12.7	0.4	0.4

Form 10-K

14. COMMON SHAREHOLDERS' EQUITY

At the May 5, 2009, annual shareholders meeting, the Great Plains Energy common stock shareholders approved an amendment to the articles of incorporation, increasing the authorized number of shares of common stock, no par value, to 250 million from 150 million.

Great Plains Energy has an effective shelf registration statement for the sale of unspecified amounts of securities with the Securities and Exchange Commission (SEC) that was filed and became effective in May 2009.

In May 2009, Great Plains Energy issued 11.5 million shares of common stock at $14.00 per share with $161.0 million in gross proceeds and issuance costs of $6.5 million.

In August 2008, Great Plains Energy entered into a Sales Agency Financing Agreement with BNY Mellon Capital Markets, LLC (BNYMCM). Under the terms of the agreement, Great Plains Energy may offer and sell up to 8.0 million shares of its common stock from time to time through BNYMCM, as agent, for a period of no more than three years. Great Plains Energy will pay BNYMCM a commission equal to 1% of the sales price of all shares sold under the agreement. During 2009, 3.8 million shares were sold for $49.5 million in net proceeds through BNYMCM. During 2008, 0.2 million shares were sold for $3.5 million in net proceeds.

Great Plains Energy has 5.0 million shares of common stock registered with the SEC for its Dividend Reinvestment and Direct Stock Purchase Plan. The plan allows for the purchase of common shares by reinvesting dividends or making optional cash payments. Great Plains Energy can issue new shares or purchase shares on the open market for the Plan. At December 31, 2009, 1.0 million shares remained available for future issuances.

Great Plains Energy has 12.3 million shares of common stock registered with the SEC for a defined contribution savings plan. Shares issued under the plans may be either newly issued shares or shares purchased in the open market. At December 31, 2009, 2.4 million shares remained available for future issuances.

Treasury shares are held for future distribution upon issuance of shares in conjunction with the Company's Long-Term Incentive Plan.

Great Plains Energy's articles of incorporation restrict the payment of common stock dividends in the event common equity is 25% or less of total capitalization. In addition, if preferred stock dividends are not declared and paid when scheduled, Great Plains Energy could not declare or pay common stock dividends or purchase any common shares. If the unpaid preferred stock dividends equal four or more full quarterly dividends, the preferred shareholders, voting as a single class, could elect the smallest number of directors necessary to constitute a majority of the full Board. Certain conditions in the MPSC and KCC orders authorizing the holding company structure require Great Plains Energy and KCP&L to maintain consolidated common equity of at least 30% and 35%, respectively, of total capitalization (including only the amount of short-term debt in excess of the amount of construction work in progress). Under the Federal Power Act, KCP&L and GMO generally can pay dividends only out of retained earnings. The revolving credit agreements of Great Plains Energy, KCP&L and GMO contain a covenant requiring each company to maintain a consolidated indebtedness to consolidated total capitalization ratio of not more than 0.65 to 1.00. In addition, Great Plains Energy is prohibited from paying dividends on its common and preferred stock in the event its Equity Unit contract payments or interest payments on the debt underlying the Equity Units are deferred until such deferrals have been paid.

As of December 31, 2009, all of Great Plains Energy's and KCP&L's retained earnings and net income were free of restrictions. As a result of the above restrictions, Great Plains Energy's subsidiaries had restricted net assets of approximately $2.8 billion as of December 31, 2009. The restrictions are not expected to affect the companies' ability to pay dividends at the current level in the foreseeable future.

15. PREFERRED STOCK

At December 31, 2009, 1.6 million shares of Cumulative No Par Preferred Stock, 390,000 shares of Cumulative Preferred Stock, $100 par value and 11.0 million shares of no par Preference Stock were authorized under Great Plains Energy's Articles of Incorporation. All of the 390,000 authorized shares of Cumulative Preferred Stock are issued and outstanding. Great Plains Energy has the option to redeem the $39.0 million of issued Cumulative Preferred Stock at prices ranging from 101% to 103.7% of par value. If Great Plains Energy voluntarily files for dissolution or liquidation, the Cumulative Preferred Stock holders are entitled to receive the redemption prices. If a proceeding for dissolution or liquidation is filed against Great Plains Energy, the Cumulative Preferred Stock holders are entitled to receive the $100 par value per share plus accrued and unpaid dividends.

16. COMMITMENTS AND CONTINGENCIES

Environmental Matters

Great Plains Energy and KCP&L are subject to extensive regulation by federal, state and local authorities with regard to environmental matters primarily through their utility operations. In addition to imposing extensive and continuing compliance obligations, laws, regulations and permits authorize the imposition of substantial penalties for noncompliance, including fines, injunctive relief and other sanctions. The cost of complying with current and future environmental requirements is expected to be material to Great Plains Energy and KCP&L. Failure to comply with environmental requirements or to timely recover environmental costs through rates could have a material adverse effect on Great Plains Energy and KCP&L.

The following discussion groups environmental and certain associated matters into the broad categories of air and climate change, water, solid waste and remediation.

Air and Climate Change

The Clean Air Act and associated regulations enacted by the Environmental Protection Agency (EPA) form a comprehensive program to preserve air quality. States are required to establish regulations and programs to address all requirements of the Clean Air Act and have the flexibility to enact more stringent requirements. All of Great Plains Energy's and KCP&L's generating facilities, and certain of their other facilities, are subject to the Clean Air Act.

Great Plains Energy's and KCP&L's current estimates of capital expenditures (exclusive of AFUDC and property taxes) to comply with the currently effective Clean Air Interstate Rule (CAIR) and with the best available retrofit technology (BART) rule is a range of approximately $0.8 billion - $0.9 billion. As discussed below, CAIR has been remanded to the EPA, but remains in effect until the EPA issues rules consistent with the court's order or until the court takes further action. It is not possible to predict what rules the EPA may issue as a result of this remand, when the rules may be issued, or the costs associated with such rules. The actual cost of compliance with any future rules, and with BART, may be significantly different from the cost estimates provided.

The potential capital costs of the Collaboration Agreement provisions (discussed below and in Note 7) relating to NO_x, SO_2 and particulate emission limits at the LaCygne generating station are within the disclosed overall estimated capital cost ranges. However, the range does not reflect potential costs relating to requirements enacted in the future, including potential requirements regarding climate change and control of mercury emissions (discussed below), and also do not reflect costs relating to additional wind generation, energy efficiency and other CO_2 emission offsets contemplated by the Collaboration Agreement or that may be required under the Missouri or Kansas renewable energy standards, which are discussed below. The ranges do not reflect the non-capital costs the companies incur on an ongoing basis to comply with environmental laws, which may increase in the future due to the implementation of KCP&L's Comprehensive Energy Plan and the companies' ongoing compliance with current or future environmental laws. KCP&L expects to seek recovery of the costs associated with the Collaboration Agreement and the companies expect to seek recovery of the costs associated with environmental requirements through rate increases; however, there can be no assurance that such rate increases would be granted. The companies may be subject to materially adverse rate treatment in response to competitive, economic, political, legislative, public perception of the companies' environmental reputation and regulatory pressures.

Clean Air Interstate Rule (CAIR)

The CAIR requires reductions in SO_2 and NO_x emissions in 28 states, including Missouri. The reduction in both SO_2 and NO_x emissions is set to be accomplished through establishment of permanent statewide caps for NO_x effective January 1, 2009, and SO_2 effective January 1, 2010. More restrictive caps are scheduled to become effective January 1, 2015. Great Plains Energy's and KCP&L's fossil fuel-fired plants located in Missouri are subject to CAIR, while their fossil fuel-fired plants in Kansas are not.

On July 11, 2008, the D.C. Circuit Court of Appeals vacated CAIR in its entirety and remanded the matter to the EPA to promulgate a new rule consistent with its opinion. On December 23, 2008, the Court issued an order remanding CAIR to the EPA to revise the rule consistent with its July 2008 order. The CAIR thus remains in effect pending future EPA or court action.

The EPA's future revisions to CAIR could result in a rule that requires greater emission reductions, imposes an earlier compliance deadline, changes or eliminates the NO_x fuel factor adjustment, includes additional states (including Kansas), does not allow for emissions reductions to be obtained through interstate allowance trading or the use of the Acid Rain Program SO_2 allowances, or imposes other requirements not yet known. Great Plains Energy and KCP&L cannot predict the outcome of the EPA's revisions to CAIR, but such revisions could have a significant effect on Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.

Great Plains Energy and KCP&L expect to meet the emissions reductions currently required by CAIR at their Missouri plants through a combination of pollution control capital projects and the purchase of emission allowances as needed. CAIR currently establishes a market-based cap-and-trade program with an emission allowance allocation. Facilities demonstrate compliance with CAIR by holding sufficient allowances for each ton of SO_2 and NO_x emitted in any given year. KCP&L and GMO are currently allowed to utilize unused SO_2 emission allowances that they have either accumulated during previous years of the Acid Rain Program or purchased to meet the more stringent CAIR requirements. At December 31, 2009, KCP&L had accumulated unused SO_2 emission allowances sufficient to support over 110,000 tons of SO_2 emissions (enough to support expected requirements under the current CAIR for the foreseeable future) under the provisions of the Acid Rain program, which are recorded in inventory at zero cost. KCP&L is permitted to sell excess SO_2 emission allowances in accordance with KCP&L's Comprehensive Energy Plan as approved by the MPSC and KCC. At December 31, 2009, GMO had accumulated unused SO_2 emission allowances sufficient to support just over 16,000 tons of SO_2 emissions (enough to support expected requirements under the current CAIR through 2011), which it has received under the Acid Rain Program or purchased, which are recorded in inventory at average cost.

In 2009, KCP&L completed environmental upgrades at Iatan No. 1 for compliance with the current CAIR rule as part of its Comprehensive Energy Plan. Analysis of the current CAIR rule indicates that NO_x and SO_2 control may be required for KCP&L's Montrose Station and GMO's Sibley and Lake Road Stations in Missouri, and control may be achieved through a combination of pollution control equipment and the use or purchase of emission allowances as needed. Great Plains Energy and KCP&L are continuing to evaluate compliance options in light of developing potential legislative and regulatory environmental requirements.

Form 10-K

Best Available Retrofit Technology Rule (BART)
The EPA BART rule directs state air quality agencies to identify whether visibility-reducing emissions from sources subject to BART are below limits set by the state or whether retrofit measures are needed to reduce emissions. BART applies to specific eligible facilities including KCP&L's LaCygne Nos. 1 and 2 in Kansas, KCP&L's Iatan No. 1, in which GMO has an 18% interest, and KCP&L's Montrose No. 3 in Missouri, GMO's Sibley Unit No. 3 and Lake Road Unit No. 6 in Missouri and Westar Energy, Inc. (Westar)'s Jeffrey Unit Nos. 1 and 2 in Kansas, in which GMO has an 8% interest. Initially, in Missouri, compliance with CAIR will be compliance with BART for individual sources. Neither Missouri nor Kansas has received EPA approval for their BART plans.

Mercury Emissions
In January 2009, the EPA issued a memorandum stating that new electric steam generating units (EGUs) that began construction while the Clean Air Mercury Rule (CAMR) was effective are subject to a new source maximum achievable control technology (MACT) determination on a case-by-case basis.

In July 2009, the EPA sent letters notifying KCP&L that MACT determinations and schedules of compliance are required for coal and oil-fired EGUs that began actual construction or reconstruction after December 15, 2000, and identified Iatan No. 2 and Hawthorn No. 5 as affected EGUs. This was an outcome of the D.C. Court of Appeals' vacatur of both the CAMR and the contemporaneously promulgated rule removing EGUs from MACT requirements. KCP&L believes that Hawthorn No. 5 is not an affected EGU based on the reconstruction dates of the unit, and provided supporting documentation to the Missouri Department of Natural Resources (MDNR). It is not currently known how MACT determinations and schedules of compliance will impact the permitting or operating requirements for these two units, but it is possible a MACT determination may ultimately require additional emission control equipment and permit limits at Iatan No. 2, Hawthorn No. 5, or both.

In October 2009, the EPA reached a proposed settlement to develop MACT standards for mercury and potentially other hazardous air pollutant emissions. The EPA has indicated it will propose MACT standards in 2010 with final standards by November 2011. These MACT standards, if adopted, could impact both KCP&L's and GMO's new and existing facilities.

The estimated required environmental expenditures of $0.8 billion - $0.9 billion to comply with CAIR and BART, discussed above, do not reflect any amounts for compliance with MACT determinations and future MACT standards because management cannot predict the outcome of further judicial, administrative or regulatory actions or their financial or operational effects on Great Plains Energy and KCP&L. However, such actions could have a significant effect on Great Plains Energy's and KCP&L's results of operations, financial position and cash flows. Some of the control technology for SO_2 and NO_x could also aid in the control of mercury.

New Source Review
The Clean Air Act requires companies to obtain permits and, if necessary, install control equipment to reduce emissions when making a major modification or a change in operation if either is expected to cause a significant net increase in regulated emissions. In May 2008, KCP&L received a subpoena from a federal grand jury seeking documents relating to capital projects at Iatan No. 1. In September 2009,

KCP&L was informed by the Department of Justice that it did not expect to seek criminal charges under the Clean Air Act in connection with repair work, maintenance or modifications at Iatan No. 1.

In January 2004, Westar received notification from the EPA alleging that it had violated new source review requirements and Kansas environmental regulations by making modifications to the Jeffrey Energy Center without obtaining the proper permits. The Jeffrey Energy Center consists of three coal-fired units located in Kansas that is 92% owned by Westar and operated exclusively by Westar. GMO has an 8% interest in the Jeffrey Energy Center and is generally responsible for its 8% share of the facility's operating costs and capital expenditures. In February 2009, the Attorney General of the United States filed a complaint against Westar alleging that it violated the Clean Air Act and related federal and state regulations by making major modifications to the Jeffrey Energy Center beginning in 1994 without first obtaining appropriate permits authorizing this construction and without installing and operating best available control technology to control emissions. In January 2010, Westar entered into a settlement agreement, which is pending court approval. If approved, the settlement agreement would require, among other things, the installation of an SCR at one of the Jeffrey Energy Center units by the end of 2014 and the payment of a $3 million civil penalty. Depending on the NO_x emission reductions attained by that SCR and attainable through the installation of other controls at the other two units, the settlement agreement requires the installation of a second SCR on one of the other two units by the end of 2016. Westar has estimated that if both SCRs are required, the total capital cost could be up to approximately $500 million. There is no assurance that GMO's share of these costs would be recovered in rates and failure to recover such costs could have a significant adverse effect on Great Plains Energy's results of operations, financial position and cash flows.

Collaboration Agreement
As discussed in Note 7, KCP&L, the Sierra Club and the Concerned Citizens of Platte County entered into a Collaboration Agreement under which KCP&L agreed to pursue a set of initiatives including energy efficiency, additional wind generation, lower emission permit levels at its Iatan and LaCygne generating stations and other initiatives designed to offset CO_2 emissions.

KCP&L agreed in the Collaboration Agreement to seek a consent agreement, which it has done, with the Kansas Department of Health and Environment (KDHE) incorporating limits for stack particulate matter emissions, as well as limits for NO_x and SO_2 emissions at its LaCygne Station that will be below the presumptive limits under BART. KCP&L further agreed to use its best efforts to install emission control technologies to reduce those emissions from the LaCygne Station prior to the required compliance date under BART, but in no event later than June 1, 2015. Also as provided in the Collaboration Agreement, KCP&L issued, in 2008, requests for proposals for equipment required to comply with BART. KCP&L is continuing to evaluate compliance options in light of developing potential legislative and regulatory environmental requirements.

Climate Change
Management believes it is likely that additional federal or relevant state or local laws or regulations could be enacted to address global climate change. At the international level, while the United States is not a current party to the Kyoto Protocol, it has agreed to undertake certain voluntary actions under the non-binding Copenhagen Accord, including the establishment of a goal to reduce greenhouse gas emissions. International agreements legally binding on the United States may be reached in the future. Such laws or regulations could mandate requirements to control or reduce the emission of greenhouse gases, such as CO_2, which are created in the combustion of fossil fuels. The companies' current generation capacity is primarily coal-fired and is estimated to produce about one ton of CO_2 per MWh, or approximately 23 million tons and 17 million tons per year for Great Plains Energy and KCP&L, respectively. Laws have recently been passed in Missouri and Kansas, the states in which the companies' retail electric businesses are operated, setting renewable energy standards, and management believes that national renewable energy standards are also likely. While management believes additional requirements addressing these

matters will probably be enacted, the timing, provisions and impact of such requirements, including the cost to obtain and install new equipment to achieve compliance, cannot be reasonably estimated at this time. In addition, certain federal courts have held that state and local governments and private parties have standing to bring climate change tort suits seeking company-specific emission reductions and monetary or other damages. While the companies' are not a party to any climate change tort suit, there is no assurance that such suits may not be filed in the future or the outcome if such suits are filed. Such requirements or litigation outcomes could have the potential for a significant financial and operational impact on Great Plains Energy and KCP&L. The companies' would seek recovery of capital costs and expenses for compliance through rate increases; however, there can be no assurance that such rate increases would be granted.

Legislation concerning the reduction of emissions of greenhouse gases, including CO_2, is being considered at the federal and state levels, and some initial steps toward definitive regulation have been taken, all with various compliance dates and reduction strategies. Greenhouse gas regulation has the potential of having significant financial and operational impacts on Great Plains Energy and KCP&L, including with respect to achieving compliance with limits that may be established. However, the ultimate financial and operational consequences to Great Plains Energy and KCP&L cannot be determined until legislation is passed or regulations enacted. Management will continue to monitor the progress of relevant bills and regulations.

The American Clean Energy and Security Act of 2009 (House Bill) passed the U.S. House of Representatives in June 2009. The House Bill would establish a 20% renewable electricity standard (Federal RES) by 2020, starting with an initial 6% requirement by 2012. The House Bill would also establish a greenhouse gas cap and trade program, requiring Great Plains Energy, KCP&L and other affected entities to comply by surrendering allowances or offsets for each ton of greenhouse gas emitted. The number of allowances would be initially set and then reduced over time, with the projected effect of reducing greenhouse gas emissions below 2005 levels by 3%, 17%, 42%, and 83% by 2012, 2020, 2030, and 2050, respectively. In addition, the House Bill would establish CO_2 emission performance standards for new coal-fired units that receive an initial permit after January 1, 2009. In September 2009, the Senate Environmental and Public Works Committee voted out the Clean Energy Jobs and American Power Act (Senate Bill). The Senate Bill closely mirrors many elements of the House Bill, but differs in respects as well. The Senate Bill features a more aggressive 20% reduction target by 2020 from 2005 levels compared to the House Bill.

Both the House and Senate Bills are complex, and there are many aspects of the Bills that cannot be reasonably estimated, including the availability and price of allowances and offsets in the market to be established by the Bills. It is also not possible to reasonably project the provisions of greenhouse gas legislation that may ultimately be enacted by Congress. The level of uncertainty regarding the prospects for these Bills has increased in recent months, and no legislation or substantially different legislation may be enacted. Subject to these qualifications and uncertainties and assuming the House Bill becomes law and there is no change in operations, management currently projects that KCP&L and GMO would be allocated up to approximately 60% and 50%, respectively, fewer allowances than needed to cover their projected 2012 CO_2 emissions. The companies would be required to reduce emissions, purchase allowances or offsets, or a combination of both. The companies would seek recovery of compliance costs in rates; however, there is no assurance regarding the timing or amount of compliance costs recovery. The ultimate annual cost of compliance with the Federal RES and the cap and trade program cannot be estimated at this time, but could be in an initial range of about $300 million to $800 million for Great Plains Energy, including $200 million to $600 million for KCP&L. These potential costs could require electric rate increases initially aggregating about 15% to 45% for Great Plains Energy, including 20% to 50% for KCP&L. As the number of allowances is reduced, and the Federal RES increases over time, the costs and resulting electric rates would increase as well. Additional greenhouse gas bills may be introduced in Congress, but the provisions of any legislation that may be enacted, including when and to what extent such legislation will regulate CO_2 emissions, cannot be determined at this time.

Even if there are no new Congressional mandates, the EPA is considering the regulation of greenhouse gases under the existing Clean Air Act. In 2007, the U.S. Supreme Court determined that greenhouse gases are air pollutants covered by the Clean Air Act. The Court held that the EPA must determine whether or not emissions of greenhouse gases from new motor vehicles cause or contribute to air pollution which may reasonably be anticipated to endanger public health or welfare. In December 2009, the EPA finalized two distinct findings regarding greenhouse gases under the Clean Air Act. In the first finding, referred to as the endangerment finding, the EPA found that the current and projected concentrations of the mix of six greenhouse gases, including CO_2, in the atmosphere threaten the public health and welfare of current and future generations. In the second finding, referred to as the cause or contribute finding, the EPA found that the combined emissions of greenhouse gases from new motor vehicles and motor vehicle engines contribute to the atmospheric concentrations of these greenhouse gases and therefore, contribute to the threat of climate change. The EPA indicated that the findings do not themselves impose any requirements on industry; however, the action is a prerequisite to finalizing the EPA's proposed greenhouse gas emission standards for light-duty vehicles which was proposed by the EPA in September 2009. The EPA indicated that the finalization of the greenhouse gas emission standards for light-duty vehicles would trigger Federal Prevention of Significant Deterioration (PSD) or Title V permitting programs applicability for stationary sources such as Great Plains Energy's and KCP&L's generating facilities.

In December 2008, the EPA issued an interpretive memo declaring that CO_2 is not currently subject to regulation under the PSD program; however, in September 2009, the EPA announced that it plans to reconsider the interpretive memo and is seeking comments on various interpretations of when a pollutant is subject to regulation under the Clean Air Act for the purposes of triggering the PSD permitting requirements. In September 2009, the EPA issued a final rule for mandatory greenhouse gas reporting from large greenhouse gas emissions sources which would include most of Great Plains Energy's and KCP&L's generating facilities. In addition, in September 2009, the EPA announced a proposed rule that focuses on large facilities emitting over 25,000 tons of greenhouse gas emissions per year. The proposed rule would establish new thresholds for greenhouse gas emissions defining when Clean Air Act permits under the New Source Review and Title V operating permits programs would be required for new or existing industrial facilities. In February 2010, the EPA indicated no facility will be required to address greenhouse gas emissions in Clean Air Act permitting of new construction or modifications before 2011. In addition, the EPA announced it is also considering raising the 25,000 tons of greenhouse gas threshold announced in the proposed rule. Most of Great Plains Energy's and KCP&L's generating facilities would be subject to the proposed New Source Review program greenhouse gas provisions. The EPA could also propose rulemaking specific to New Source Performance Standards or other programs as identified in the EPA's July 2008 advanced notice of proposed rulemaking on the ramifications of regulating greenhouse gas emissions under the Clean Air Act. These proposed and potential rules may ultimately regulate greenhouse gas emissions, which may include such emissions from Great Plains Energy's and KCP&L's facilities.

At the state level, a Kansas law enacted in May 2009 requires Kansas public electric utilities, including KCP&L, to have renewable energy generation capacity equal to at least 10% of their three-year average Kansas peak retail demand by 2011. The percentage increases to 15% by 2016 and 20% by 2020. A Missouri law enacted in November 2008 requires at least 2% of the electricity provided by Missouri investor-owned utilities (including KCP&L and GMO) to their Missouri retail customers to come from renewable resources, including wind, solar, biomass and hydropower, by 2011, increasing to 5% in 2014, 10% in 2018, and 15% in 2021, with a small portion (estimated to be about 2 MW for each of KCP&L and GMO in 2011) required to come from solar resources. Regulations implementing these laws are being drafted by the MPSC and KCC, and the ultimate impacts on the companies cannot be reasonably

Form 10-K

estimated at this time. However, there is a potential that KCP&L could be required to add up to 115 MW in additional renewable energy resources, including 2 MW of solar resources, by 2011, which could be satisfied through ownership, purchase power agreements or renewable energy credits. In December 2009, KCP&L issued requests for proposals to add up to 300MW of wind generation in the 2010 – 2011 timeframe under purchase power agreements and/or the combination of purchase power agreements and arrangements where KCP&L would own and operate the facilities after development and construction. KCP&L is evaluating the proposals and anticipates securing the rights to 100MWs of wind resources by the end of 2010. Subject to the final MPSC regulations, GMO expects that its existing renewable resources will achieve compliance with the Missouri standards until 2014, except for the solar resources requirement. KCP&L and GMO issued a request for proposals for solar resources, and are evaluating the responses. Additionally, in November 2007, governors from six Midwestern states, including Kansas, signed the Midwestern Greenhouse Gas Reduction Accord, which has established the goal of reducing member states' greenhouse gas emissions to 15% to 20% below 2005 levels by 2020, and 60% to 80% below 2005 levels by 2050.

Ozone NAAQS

In June 2007, monitor data indicated that the Kansas City area violated the 1997 primary eight-hour ozone national ambient air quality standard (NAAQS). Missouri and Kansas have implemented the responses established in the maintenance plans for control of ozone. The responses in both states do not require additional controls at Great Plains Energy's and KCP&L's generation facilities beyond the currently proposed controls for CAIR and BART. The EPA has various options over and above the implementation of the maintenance plans for control of ozone to address the violation but has not yet acted. At this time, management is unable to predict how the EPA will respond or how that response will impact Great Plains Energy's and KCP&L's operations. However, the EPA's response could have a significant effect on Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.

In March 2008, the EPA significantly strengthened its NAAQS for ground-level ozone. The EPA revised the primary eight-hour ozone standard, designed to protect public health, to a level of 0.075 parts per million (ppm). The EPA also strengthened the secondary eight-hour ozone standard to the level of 0.075 ppm making it identical to the revised primary standard. The previous primary and secondary standards, set in 1997, were effectively 0.084 ppm.

In March 2009, the MDNR and KDHE submitted to the EPA their determinations that the Kansas City area is a nonattainment area under the 2008 primary eight-hour ozone standard. The EPA will make final designations of attainment and nonattainment areas. By 2013, states must submit state implementation plans outlining how states will reduce ozone to meet the standards in nonattainment areas. Although the impact on Great Plains Energy's and KCP&L's operations will not be known until after the final nonattainment designations and the state implementation plans are submitted, it could have a significant effect on Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.

In January 2010, the EPA proposed to reconsider and further strengthen the 2008 NAAQS for ground-level ozone. The EPA proposed to strengthen the primary eight-hour ozone standard to a level within the range of 0.060-0.070 ppm. The EPA also proposed to establish a distinct cumulative, seasonal secondary standard, designed to protect sensitive vegetation and ecosystems, to within the range of 7-15 ppm-hours.

SO_2 NAAQS

In November 2009, the EPA proposed to strengthen the NAAQS for SO_2. The EPA is proposing to revise the primary SO_2 standard to a level between 0.050 and 0.100 ppm measured over 1-hour. The existing primary standards were 0.140 ppm measured over 24-hours and 0.030 ppm measured over an entire year. The EPA also is taking comment on alternative levels for the 1-hour standard up to 0.150 ppm. Although the impact on Great Plains Energy's and KCP&L's operations will not be known until after the final rules are promulgated, nonattainment designations approved and the state implementation plans submitted, it could have a significant effect on Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.

Montrose Station Notice of Violation
In June 2009, KCP&L received notification from the MDNR alleging that its Montrose Station had excess particulate matter emissions in 2008. KCP&L is working with the MDNR to resolve this issue and management believes the outcome will have an insignificant impact to Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.

Water
The Clean Water Act and associated regulations enacted by the EPA form a comprehensive program to preserve water quality. Like the Clean Air Act, states are required to establish regulations and programs to address all requirements of the Clean Water Act, and have the flexibility to enact more stringent requirements. All of Great Plains Energy's and KCP&L's generating facilities, and certain of their other facilities, are subject to the Clean Water Act.

Section 316(b) of the Clean Water Act is designed to protect aquatic life from being killed or injured by cooling water intake structures. The EPA had previously issued regulations pursuant to Section 316(b) of the Clean Water Act regarding cooling water intake structures. Subsequent to an appellate court ruling, the EPA suspended the regulations and is engaged in further rulemaking on this matter. At this time, management is unable to predict how the EPA will respond or how that response will impact Great Plains Energy's and KCP&L's operations.

KCP&L holds a permit from the MDNR covering water discharge from its Hawthorn Station. The permit authorizes KCP&L, among other things, to withdraw water from the Missouri river for cooling purposes and return the heated water to the Missouri river. KCP&L has applied for a renewal of this permit and the EPA has submitted an interim objection letter regarding the allowable amount of heat that can be contained in the returned water. Until this matter is resolved, KCP&L continues to operate under its current permit. KCP&L cannot predict the outcome of this matter; however, while less significant outcomes are possible, this matter may require KCP&L to reduce its generation at Hawthorn Station, install cooling towers or both, any of which could have a significant impact on KCP&L. The outcome could also affect the terms of water permit renewals at KCP&L's Iatan Station and at GMO's Sibley and Lake Road Stations.

In September 2009, the EPA announced plans to revise the existing standards for water discharges from coal-fired power plants. Until a rule is proposed and finalized, the financial and operational impacts to Great Plains Energy and KCP&L cannot be determined.

Solid Waste
Solid and hazardous waste generation, storage, transportation, treatment and disposal is regulated at the federal and state levels under various laws and regulations. Since an incident at an ash containment area in December 2008 at a Tennessee Valley Authority site, federal legislation has been introduced and information requests issued regarding the handling and disposal of coal combustion products. In addition, the EPA has indicated it will issue proposed federal regulations for coal combustion product disposal. The companies principally use coal in generating electricity and dispose of the combustion products in both on-site facilities and facilities owned by third parties. Coal combustion product-related legislation or regulation, especially if coal combustion products are classified as hazardous waste, has the potential of having a significant financial and operational impact on Great Plains Energy and KCP&L in connection with achieving compliance with the requirements that may be established. However, the financial and operational consequences to Great Plains Energy and KCP&L cannot be determined until final legislation is passed or regulations enacted.

Form 10-K

Remediation
Certain federal and state laws, including the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) hold current and previous owners or operators of real property, and any person who arranges for the disposal or treatment of hazardous substances at a property, liable on a joint and several basis for the costs of cleaning up contamination at or migrating from such real property, even if they did not know of and were not responsible for such contamination. CERCLA and other laws also authorize the EPA and other agencies to issue orders compelling potentially responsible parties to clean up sites that are determined to present an actual or potential threat to human health or the environment. GMO is named as a potentially responsible party at two disposal sites for polychlorinated biphenyls (PCBs), and retains some environmental liability for several operations and investments it no longer owns. In addition, GMO also owns, or has acquired liabilities from companies that once owned or operated, former manufactured gas plant (MGP) sites, which are subject to the supervision of the EPA and various state environmental agencies.

At December 31, 2009 and 2008, KCP&L had $0.3 million accrued for environmental remediation expenses, which covers ground water monitoring at a former MGP site. At December 31, 2009, Great Plains Energy had $0.4 million accrued for environmental remediation expenses, which includes the $0.3 million at KCP&L, and additional potential remediation and ground water monitoring costs relating to two GMO sites. The amounts accrued were established on an undiscounted basis and Great Plains Energy and KCP&L do not currently have an estimated time frame over which the accrued amounts may be paid.

In addition to the $0.4 million accrual above, at December 31, 2009, Great Plains Energy had $2.0 million accrued for the future investigation and remediation of certain additional GMO identified MGP sites, PCB sites and retained liabilities. This estimate was based upon review of the potential costs associated with conducting investigative and remedial actions at identified sites, as well as the likelihood of whether such actions will be necessary. This estimate could change materially after further investigation, and could also be affected by the actions of environmental agencies and the financial viability of other potentially responsible parties.

GMO has pursued recovery of remediation costs from insurance carriers and other potentially responsible parties. As a result of a settlement with an insurance carrier, approximately $2.2 million in insurance proceeds less an annual deductible is available to GMO to recover qualified MGP remediation expenses. GMO would seek recovery of additional remediation costs and expenses through rate increases; however, there can be no assurance that such rate increases would be granted.

In January 2010, the EPA announced an advance notice of proposed rulemaking under CERCLA identifying classes of facilities for which the EPA will develop financial assurance requirements, including the electric power generation, transmission and distribution industry. The CERCLA financial assurance would be for risks associated with Great Plains Energy's and KCP&L's production, transportation, treatment, storage or disposal of CERCLA hazardous substances. The impact on Great Plains Energy and KCP&L cannot be determined until the regulations are finalized.

Contractual Commitments
Great Plains Energy's and KCP&L's expenses related to lease commitments are detailed in the following table.

	2009	2008	2007
		(millions)	
Great Plains Energy	$ 23.4	$ 20.7	$ 18.6
KCP&L	$ 19.3	$ 18.1	$ 17.3

Great Plains Energy's and KCP&L's contractual commitments at December 31, 2009, excluding pensions and long-term debt, are detailed in the following tables.

Great Plains Energy

	2010	2011	2012	2013	2014	After 2014	Total
				(millions)			
Lease commitments							
Operating lease	$ 15.6	$ 16.0	$ 15.3	$ 14.0	$ 13.6	$ 151.6	$ 226.1
Capital lease	0.4	0.4	0.4	0.4	0.4	5.0	7.0
Purchase commitments							
Fuel	197.3	113.3	103.9	100.2	85.1	138.8	738.6
Purchased capacity	33.0	19.9	14.1	13.1	4.5	6.5	91.1
Comprehensive Energy Plan	105.3	1.4	-	-	-	-	106.7
Non-regulated natural gas transportation	6.1	5.6	3.2	3.2	3.2	7.2	28.5
Other	66.9	15.0	5.9	5.5	5.6	21.2	120.1
Total contractual commitments	$ 424.6	$ 171.6	$ 142.8	$ 136.4	$ 112.4	$ 330.3	$ 1,318.1

KCP&L

	2010	2011	2012	2013	2014	After 2014	Total
				(millions)			
Lease commitments							
Operating lease	$ 12.0	$ 12.8	$ 12.2	$ 12.0	$ 12.0	$ 141.6	$ 202.6
Capital lease	0.2	0.2	0.2	0.2	0.2	3.2	4.2
Purchase commitments							
Fuel	135.5	91.1	81.8	76.8	66.1	138.8	590.1
Purchased capacity	6.3	4.7	4.7	3.7	2.9	4.2	26.5
Comprehensive Energy Plan	105.3	1.4	-	-	-	-	106.7
Other	60.8	14.5	5.9	5.5	5.6	21.2	113.5
Total contractual commitments	$ 320.1	$ 124.7	$ 104.8	$ 98.2	$ 86.8	$ 309.0	$ 1,043.6

Great Plains Energy has sublease income of $4.2 million for the years 2010-2014 and $0.2 million in total thereafter. Lease commitments end in 2032. Operating lease commitments include rail cars to serve jointly-owned generating units where KCP&L is the managing partner. KCP&L will be reimbursed by the other owners for approximately $2.0 million per year ($14.7 million total) of the amounts included in the table above.

Fuel commitments consist of commitments for nuclear fuel, coal and coal transportation. KCP&L and GMO purchase capacity from other utilities and nonutility suppliers. Purchasing capacity provides the option to purchase energy if needed or when market prices are favorable. KCP&L has capacity sales agreements not included above that total $11.2 million per year for 2010 and 2011, $6.9 million in 2012 and $1.6 million in 2013. Comprehensive Energy Plan represents contractual commitments for projects included in KCP&L's Comprehensive Energy Plan including jointly owned units. KCP&L expects to be reimbursed by other owners, including GMO, for their respective share of Iatan No. 2 and environmental retrofit costs included in the Comprehensive Energy Plan contractual commitments. Non-regulated natural gas transportation consists of MPS Merchant's commitments. Other represents individual commitments entered into in the ordinary course of business.

17. LEGAL PROCEEDINGS

Kansas City Power & Light Company v. Union Pacific Railroad Company

In October 2005, KCP&L filed a rate complaint case with the Surface Transportation Board (STB) charging that Union Pacific Railroad Company's (Union Pacific) rates for transporting coal from the Powder River Basin (PRB) in Wyoming to KCP&L's Montrose Station were unreasonably high. On May 16, 2008, the STB found that the rates Union Pacific charged on coal movement from the PRB to KCP&L's Montrose Station exceeded the maximum reasonable rate of 180% of variable costs. Consequently, the STB prescribed a maximum reasonable rate of 180% of variable costs until the end of 2015. Additionally, the STB ordered reparations to be paid, with interest, for coal deliveries made from January 1, 2006 through the date a new rate is established. Union Pacific did not appeal the decision. KCP&L has received approximately $3.5 million for reparations and interest for 2006, 2007 and the first half of 2008 coal deliveries. In August 2009, KCP&L and Union Pacific executed a joint stipulation that defines a methodology for calculating future rates, which replaces the STB reparation process.

KCP&L Hawthorn No. 5 Litigation
KCP&L received reimbursement for the 1999 Hawthorn No. 5 boiler explosion under a property damage insurance policy with Travelers Property Casualty Company of America (Travelers). Travelers filed suit in the U.S. District Court for the Eastern District of Missouri in November 2005, against National Union Fire Insurance Company of Pittsburgh, Pennsylvania, (National Union) and KCP&L was added as a defendant in June 2006. The case was subsequently transferred to the U.S. District Court for the Western District of Missouri. Travelers sought recovery of $10 million that KCP&L recovered through subrogation litigation. On July 24, 2008, the Court held that Travelers is not entitled to any recovery from KCP&L. Travelers appealed this decision on March 11, 2009, to the Court of Appeals for the Eighth Circuit.

KCP&L Spent Nuclear Fuel and Radioactive Waste
KCP&L and the other two Wolf Creek owners have a lawsuit pending against the United States in the U.S. Court of Federal Claims seeking $14.1 million of damages resulting from the government's failure to begin accepting spent nuclear fuel for disposal in January 1998, as the government was required to do by the Nuclear Waste Policy Act of 1982. Approximately seventy other similar cases were filed with that court, a few of which have settled. To date, the court has rendered final decisions in several of the cases, most of which are on appeal now. The Wolf Creek case is set for trial in June 2010. Another Federal appellate court has already determined that the government breached its obligation to begin accepting spent fuel for disposal. The questions now before the court in the pending cases are whether and to what extent the utilities are entitled to monetary damages for that breach.

KCP&L Advanced Coal Credit Arbitration
In 2009, KCP&L was served a notice to arbitrate by Empire District Electric Company (Empire), Kansas Electric Cooperative, Inc. (KEPCO) and Missouri Joint Municipal Electric Utility Commission (MJMEUC), joint owners of Iatan No. 2. The joint owners asserted that they are entitled to receive proportionate shares (or the monetary equivalent) of approximately $125 million of qualifying advance coal project credit for Iatan No. 2. As independent entities, the joint owners are taxed separately and the joint owners do not dispute that they did not, in fact, apply for the credits themselves. Notwithstanding this, the joint owners contend that they should receive proportional shares of the credit. This matter was heard by an arbitration panel in November 2009. On December 30, 2009, the panel issued its order denying the KEPCO and MJMEUC claims but ordering KCP&L and Empire to jointly seek a reallocation of the tax credit from the IRS giving Empire its representative percentage of the total tax credit, worth approximately $17.7 million. The order further specifies that if the IRS denies the parties' reallocation request or if Empire is allocated less than its proportionate share of the tax credits, KCP&L will be responsible for paying Empire the full value of its representative percentage of the tax credits (less the amount of tax credits, if any, Empire ultimately receives) in cash. KCP&L has recorded a $17.7 million liability in other current liabilities for this matter. The parties have 90 days to appeal the arbitrators' decision.

Iatan Levee Litigation
On May 22, 2009, several farmers filed suit against Great Plains Energy and KCP&L in the Circuit Court of Platte County, Missouri, alleging negligence, private nuisance, trespass and violations of the Missouri Crop Protection Act and seeking unspecified compensatory and punitive damages. These allegations stem from flooding at or near the Iatan Station in 2007 and 2008. The farmers allege the flooding was a result of maintenance of a nearby levee. The petition seeks class certification from the courts. Management cannot predict the outcome of this matter.

GMO Price Reporting Litigation
In response to complaints of manipulation of the California energy market, in 2002 FERC issued an order requiring net sellers of power in the California markets from October 2, 2000, through June 20, 2001, at prices above a FERC determined competitive market clearing price to make refunds to net purchasers of power in the California market during that time period. Because MPS Merchant was a net purchaser of power during the refund period it has received approximately $8 million in refunds. MPS Merchant estimates that it is entitled to approximately $10 million in additional refunds under the standards FERC has used in this case. FERC has stated that interest will be applied to the refunds but the amount of interest has not yet been determined. However, various parties appealed the FERC order to the United States Court of Appeals for the Ninth Circuit seeking review of a number of issues, including changing the refund period to include periods prior to October 2, 2000. MPS Merchant was a net seller of power during the period prior to October 2, 2000. On August 2, 2006, the U.S. Court of Appeals for the Ninth Circuit issued an order finding, among other things, that FERC did not provide a sufficient justification for refusing to exercise its remedial authority under the Federal Power Act to determine whether market participants violated FERC-approved tariffs during the period prior to October 2, 2000, and imposing a remedy for any such violations. The court remanded the matter to FERC to determine whether tariff violations occurred and, if so, the appropriate remedy. In March 2008, FERC issued an order declining to order refunds for the period prior to October 2, 2000. That order has been appealed to the U.S. Court of Appeals for the Ninth Circuit. If FERC ultimately includes that period, MPS Merchant could be found to owe refunds.

FERC initiated a docket, generally referred to as the Pacific Northwest refund proceeding, to determine if any refunds were warranted related to the potential impact of the California market issues on buyers in the Pacific Northwest between December 25, 2000, and June 20, 2001. FERC rejected the refund requests, but its decision was remanded by the Court of Appeals for FERC to consider whether any acts of market manipulation support the imposition of refunds. Claims against MPS Merchant total $5.1 million.

On October 6, 2006, the MPSC filed suit in the Circuit Court of Jackson County, Missouri against 18 companies, including GMO and MPS Merchant alleging that the companies manipulated natural gas prices through the misreporting of natural gas trade data and, therefore, violated Missouri antitrust laws. The suit does not specify alleged damages and was filed on behalf of all local distribution gas companies in Missouri who bought and sold natural gas from June 2000 to October 2002. The defendants' motions to dismiss the case were granted in January 2009. The MPSC has appealed the dismissal to the Missouri Court of Appeals for the Western District of Missouri. In December 2009, the court affirmed the dismissal and the MPSC filed a request for rehearing or, in the alternative, transfer to the Missouri Supreme Court.

The ultimate outcome of these matters cannot be predicted.

Everest Minority Shareholder Litigation
On October 11, 2006, minority shareholders of a former subsidiary of GMO brought suit against GMO in Circuit Court in St. Charles County, Missouri, asserting that they are entitled to put their shares to GMO for approximately $5 million because the subsidiary failed to obtain 30,000 customers by the end of 2004. In October 2009, the parties settled this case. The settlement did not have a significant impact to Great Plains Energy's results of operations or financial position.

18. GUARANTEES

In the ordinary course of business, Great Plains Energy and certain of its subsidiaries enter into various agreements providing financial or performance assurance to third parties on behalf of certain subsidiaries. Such agreements include, for example, guarantees and indemnification of letters of credit. These agreements are entered into primarily to support or enhance the creditworthiness otherwise attributed to a subsidiary on a stand-alone basis, thereby facilitating the extension of sufficient credit to accomplish the subsidiaries' intended business purposes. The majority of these agreements guarantee the Company's own future performance, so a liability for the fair value of the obligation is not recorded.

At December 31, 2009, Great Plains Energy has provided $1,063.6 million of credit support for GMO as follows:

- Great Plains Energy direct guarantees to GMO counterparties totaling $87.9 million, which expire in 2010,
- Great Plains Energy letters of credit totaling $25.4 million to GMO counterparties, which expire in 2010, and
- Great Plains Energy guarantee of GMO long-term debt totaling $950.3 million, which includes debt with maturity dates ranging from 2010-2023.

Great Plains Energy has also guaranteed GMO's $400 million revolving line of credit dated September 23, 2008, with a group of banks, expiring September 23, 2011. At December 31, 2009, there was $232.0 million outstanding under this facility.

At December 31, 2009, KCP&L had guaranteed, with a maximum potential of $1.0 million, energy savings under an agreement with a customer that expires over the next year. A subcontractor would indemnify KCP&L for any payments made by KCP&L under this guarantee. This guarantee was entered into before December 31, 2002; therefore, a liability was not recorded.

19. RELATED PARTY TRANSACTIONS AND RELATIONSHIPS

KCP&L employees manage GMO's business and operate its facilities at cost. These costs totaled $102.7 million for 2009 and $41.0 million in 2008 subsequent to the July 14, 2008, acquisition of GMO. Additionally, KCP&L and GMO engage in wholesale electricity transactions with each other. Prior to 2009, KCP&L and GMO received various support and administrative services from Services. These costs totaled $13.0 million and $14.9 million for 2008 and 2007, respectively, for KCP&L and $2.4 million in 2008 for GMO. In December 2008, employees and assets of Services were transferred to KCP&L. KCP&L and GMO are also authorized to participate in the Great Plains Energy money pool. The money pool is an internal financing arrangement in which funds deposited into the money pool may be lent on a short-term basis to KCP&L and GMO. The following table summarizes KCP&L's related party receivables and payables.

	December 31	
	2009	2008
	(millions)	
Receivable from GMO	$ 26.4	$ 23.7
Receivable (payable) from/to Services	(0.2)	4.8
Receivable (payable) from/to Great Plains Energy	15.1	(1.2)
Receivable (payable) from/to MPS Merchant	0.9	(3.4)

20. DERIVATIVE INSTRUMENTS

Great Plains Energy and KCP&L are exposed to a variety of market risks including interest rates and commodity prices. Management has established risk management policies and strategies to reduce the potentially adverse effects that the volatility of the markets may have on Great Plains Energy's and KCP&L's operating results. Commodity risk management activities, including the use of certain derivative instruments, are subject to the management, direction and control of an internal risk management committee. Management's interest rate risk management strategy uses derivative instruments to adjust Great Plains Energy's and KCP&L's liability portfolio to optimize the mix of fixed and floating rate debt within an established range. In addition, Great Plains Energy and KCP&L use derivative instruments to hedge against future interest rate fluctuations on anticipated debt issuances. Management maintains commodity price risk management strategies that use derivative instruments to reduce the effects of fluctuations in fuel expense caused by commodity price volatility. Counterparties to commodity derivatives and interest rate swap agreements expose Great Plains Energy and KCP&L to credit loss in the event of nonperformance. This credit loss is limited to the cost of replacing these contracts at current market rates. Derivative instruments, excluding those instruments that qualify for the normal purchase normal sale election, which are accounted for by accrual accounting, are recorded on the balance sheet at fair value as an asset or liability. Changes in the fair value of derivative instruments are recognized currently in net income unless specific hedge accounting criteria are met, except GMO utility operations hedges that are recorded to a regulatory asset or liability consistent with MPSC regulatory orders, as discussed below.

Great Plains Energy and KCP&L have posted collateral, in the normal course of business, for the aggregate fair value of all derivative instruments with credit risk-related contingent features that are in a liability position. If the credit risk-related contingent features underlying these agreements were triggered, Great Plains Energy and KCP&L would be required to post an insignificant amount of collateral to its counterparties.

Interest Rate Risk Management
In December 2009, Great Plains Energy entered into a Forward Starting Swap (FSS) with a notional amount of $100.0 million to hedge against interest rate fluctuations on debt anticipated to be issued in 2010. The FSS removes a portion of the interest rate variability on $100.0 million of the debt expected to be issued thereby enabling Great Plains Energy to predict with greater assurance its future interest costs on that debt. The FSS is treated as a cash flow hedge with no ineffectiveness recorded as of December 31, 2009. At December 31, 2009, a $0.2 million loss was recorded in OCI for the FSS. In January 2010, Great Plains Energy entered into another FSS with a notional amount of $25.0 million to hedge against interest rate fluctuations on the same debt anticipated to be issued in 2010.

Also in December 2009, Great Plains Energy entered into three FSS with a total notional amount of $262.5 million to hedge against interest rate fluctuations on debt anticipated to be issued in 2011. The FSS removes a portion of the interest rate variability on $262.5 million of the debt expected to be issued thereby enabling Great Plains Energy to predict with greater assurance its future interest costs on that debt. The FSS is treated as a cash flow hedge with no ineffectiveness as of December 31, 2009. At December 31, 2009, a $0.5 million loss was recorded in OCI for the FSS. In January 2010, Great Plains Energy entered into two additional FSS with a notional amount of $87.5 million to hedge against interest rate fluctuations on the same debt anticipated to be issued in 2011.

In March 2009, KCP&L issued $400.0 million of long-term debt and settled three FSS simultaneously with the issuance of this long-term fixed rate debt. No ineffectiveness was recorded on the three FSS in 2009 or 2008. A pre-tax loss of $53.4 million was recorded to OCI and is being reclassified to interest expense over the life of the ten-year debt. Year to date December 31, 2009, $4.0 million of the loss has been reclassified from OCI to interest expense.

Commodity Risk Management
KCP&L's risk management policy is to use derivative instruments to mitigate its exposure to market price fluctuations on a portion of its projected natural gas purchases to meet generation requirements for retail and firm wholesale sales. At December 31, 2009, KCP&L has hedged 68% and 11%, respectively, of the 2010 and 2011 projected natural gas usage for retail load and firm MWh sales, primarily by utilizing futures contracts and financial instruments. The fair values of these instruments are recorded as derivative assets or liabilities with an offsetting entry to OCI for the effective portion of the hedge. To the extent the hedges are not effective, any ineffective portion of the change in fair market value would be recorded currently in fuel expense. KCP&L has not recorded any ineffectiveness on natural gas hedges in 2009, 2008 or 2007.

KCP&L uses derivative instruments to mitigate its exposure to market price fluctuations on a portion of the projected fuel oil purchases to meet the startup requirements for Iatan No. 2. At December 31, 2009, KCP&L has hedged 24% of the projected fuel oil purchases for the startup of Iatan No. 2 utilizing futures contracts. The fair values of these instruments are recorded as derivative assets or liabilities with an offsetting entry to OCI for the effective portion of the hedge. To the extent the hedges are not effective, any ineffective portion of the change in fair market value would be recorded as a cost of the construction of Iatan No. 2. KCP&L has not recorded any ineffectiveness on fuel oil hedges in 2009 or 2008.

GMO's risk management policy is to use derivative instruments to mitigate price exposure to natural gas price volatility in the market. The fair value of the portfolio relates to financial contracts that will settle against actual purchases of natural gas and purchased power. At December 31, 2009, GMO had financial contracts in place to hedge approximately 55% and 3% of the expected on-peak natural gas and natural gas equivalent purchased power price exposure for 2010 and 2011, respectively. In connection with GMO's 2005 Missouri electric rate case, it was agreed that the settlement costs of these contracts would be recognized in fuel expense. The settlement cost is included in GMO's Missouri FAC. A regulatory asset has been recorded to reflect the change in the timing of recognition authorized by the MPSC. To the extent that recovery of actual costs incurred is allowed, amounts will not impact earnings, but will impact cash flows due to the timing of the recovery mechanism.

MPS Merchant manages the daily delivery of its remaining contractual commitments with economic hedges (non-hedging derivative) to reduce its exposure to changes in market prices. Within the trading portfolio, MPS Merchant takes certain positions to hedge physical sale or purchase contracts. MPS Merchant records the fair value of trading energy contracts, both physical and financial, as derivative assets or liabilities with an offsetting entry to the consolidated statements of income.

The notional and recorded fair values of the companies' open positions for derivative instruments are summarized in the following table. The fair values of these derivatives are recorded on the consolidated balance sheets. The fair values below are gross values before netting of cash collateral.

	December 31			
	2009		2008	
	Notional Contract Amount	Fair Value	Notional Contract Amount	Fair Value
	(millions)			
Great Plains Energy				
Swap contracts				
Cash flow hedges	$ -	$ -	$ 0.7	$ (0.2)
Non-hedging derivatives	-	-	46.2	(7.4)
Futures contracts				
Cash flow hedges	3.2	-	4.5	0.6
Non-hedging derivatives	29.8	(0.9)	-	-
Forward contracts				
Non-hedging derivatives	234.4	9.1	317.3	7.8
Option contracts				
Cash flow hedges	2.3	0.2	-	-
Non-hedging derivatives	-	-	28.2	0.2
Anticipated debt issuance				
Forward starting swaps	362.5	(0.7)	250.0	(80.1)
KCP&L				
Swap contracts				
Cash flow hedges	-	-	0.7	(0.2)
Future contracts				
Cash flow hedges	3.2	-	4.5	0.6
Option contracts				
Cash flow hedges	2.3	0.2	-	-
Anticipated debt issuance				
Forward starting swap	-	-	250.0	(80.1)

Form 10-K

The fair value of Great Plains Energy's and KCP&L's open derivative positions are summarized in the following tables. The tables contain derivative instruments designated as hedging instruments as well as derivative instruments not designated as hedging instruments (non-hedging derivatives) under GAAP. The fair values below are gross values before netting of cash collateral.

Great Plains Energy

December 31, 2009	Balance Sheet Classification	Asset Derivatives Fair Value	Liability Derivatives Fair Value
Derivatives Designated as Hedging Instruments		(millions)	
Commodity contracts	Derivative instruments	$ 0.4	$ 0.2
Interest rate contracts	Derivative instruments	-	0.7
Derivatives Not Designated as Hedging Instruments			
Commodity contracts	Derivative instruments	9.9	1.7
Total Derivatives		$ 10.3	$ 2.6

KCP&L

December 31, 2009	Balance Sheet Classification	Asset Derivatives Fair Value	Liability Derivatives Fair Value
Derivatives Designated as Hedging Instruments		(millions)	
Commodity contracts	Derivative instruments	$ 0.4	$ 0.2

The following tables summarize the amount of gain (loss) recognized in OCI or earnings for interest rate and commodity hedges.

Derivatives in Cash Flow Hedging Relationship

		Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	
Great Plains Energy	**Amount of Gain (Loss) Recognized in OCI on Derivatives (Effective Portion)**	**Income Statement Classification**	**Amount**
2009	(millions)		(millions)
Interest rate contracts	$ 0.4	Interest charges	$ (8.0)
Commodity contracts	(0.8)	Fuel	(1.1)
Income tax benefit (expense)	0.1	Income tax benefit (expense)	3.5
Total	$ (0.3)	Total	$ (5.6)
KCP&L			
2009			
Interest rate contracts	$ 1.0	Interest charges	$ (7.5)
Commodity contracts	(0.8)	Fuel	(1.1)
Income tax benefit (expense)	(0.1)	Income tax benefit (expense)	3.3
Total	$ 0.1	Total	$ (5.3)

The following tables summarize the amount of gain (loss) recognized in a regulatory balance sheet account or earnings for GMO utility commodity hedges. GMO utility commodity derivatives fair value changes are recorded to either a regulatory asset or liability consistent with MPSC regulatory orders.

Derivatives in Regulatory Account Relationship			
		Gain (Loss) Reclassified from Regulatory Account	
Great Plains Energy	**Amount of Gain (Loss) Recognized in Regulatory Account on Derivatives (Effective Portion)**	**Income Statement Classification**	**Amount**
2009	(millions)		(millions)
Commodity contracts	$ (12.8)	Fuel	$ (20.5)
Total	$ (12.8)	Total	$ (20.5)

Great Plains Energy's income statement reflects gains for the change in fair value of the MPS Merchant commodity contract derivatives not designated as hedging instruments of $1.6 million for 2009.

The amounts recorded in accumulated OCI related to the cash flow hedges are summarized in the following table.

	Great Plains Energy December 31		**KCP&L December 31**	
	2009	**2008**	**2009**	**2008**
	(millions)			
Current assets	$ 13.3	$ 13.7	$ 13.3	$ 13.7
Current liabilities	(84.9)	(94.6)	(81.2)	(90.5)
Noncurrent liabilities	(0.5)	-	-	-
Deferred income taxes	28.0	31.5	26.4	29.9
Total	$ (44.1)	$(49.4)	$ (41.5)	$(46.9)

Great Plains Energy's accumulated OCI in the table above at December 31, 2009, includes $10.4 million that is expected to be reclassified to expenses over the next twelve months. KCP&L's accumulated OCI includes $8.4 million that is expected to be reclassified to expense over the next twelve months.

The amounts reclassified to expenses are summarized in the following table.

	2009	2008	2007
Great Plains Energy		(millions)	
Fuel expense	$ 1.1	$ (2.3)	$ -
Interest expense	8.0	2.8	(0.4)
Income tax benefit (expense)	(3.5)	(0.2)	0.1
Income (loss) from discontinued operations			
Purchased power expense	-	(106.1)	83.7
Income taxes	-	43.8	(34.2)
OCI	$ 5.6	$ (62.0)	$ 49.2
KCP&L			
Fuel expense	$ 1.1	$ (2.3)	$ -
Interest expense	7.5	2.5	(0.6)
Income tax benefit (expense)	(3.3)	-	0.2
OCI	$ 5.3	$ 0.2	$ (0.4)

21. FAIR VALUE MEASUREMENTS

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad categories, giving the highest priority to quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs. A definition of the various levels, as well as discussion of the various measurements within the levels, is as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that Great Plains Energy and KCP&L have access to at the measurement date. Assets categorized within this level consist of Great Plains Energy's and KCP&L's various exchange traded derivative instruments and equity and U.S. Treasury securities that are actively traded within KCP&L's decommissioning trust fund and GMO's SERP rabbi trust fund.

Level 2 – Market-based inputs for assets or liabilities that are observable (either directly or indirectly) or inputs that are not observable but are corroborated by market data. Assets and liabilities categorized within this level consist of Great Plains Energy's and KCP&L's various non-exchange traded derivative instruments traded in over-the-counter markets and certain debt securities within KCP&L's decommissioning trust fund and GMO's SERP rabbi trust fund.

Level 3 – Unobservable inputs, reflecting Great Plains Energy's and KCP&L's own assumptions about the assumptions market participants would use in pricing the asset or liability. Assets categorized within this level consist of Great Plains Energy's various non-exchange traded derivative instruments traded in over-the-counter markets and certain debt securities within KCP&L's decommissioning trust fund for which sufficiently observable market data is not available to corroborate the valuation inputs.

The following tables include Great Plains Energy's and KCP&L's balances of financial assets and liabilities measured at fair value on a recurring basis at December 31, 2009 and 2008.

			Fair Value Measurements Using		
Description	December 31 2009	Netting[c]	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
KCP&L			(millions)		
Assets					
Derivative instruments [a]	$ 0.2	$ (0.2)	$ 0.2	$ 0.2	$ -
Nuclear decommissioning trust [b]					
Equity securities	44.5	-	44.5	-	-
Debt securities					
U.S. Treasury	11.2	-	11.2	-	-
U.S. Agency	3.5	-	-	3.5	-
State and local obligations	3.1	-	-	2.9	0.2
Corporate bonds	18.9	-	-	18.9	-
Foreign governments	0.7	-	-	0.7	-
Other	1.2	-	-	1.2	-
Total Nuclear Decommissioning Trust	83.1	-	55.7	27.2	0.2
Total	83.3	(0.2)	55.9	27.4	0.2
Liabilities					
Derivative instruments [a]	-	(0.2)	-	0.2	-
Total	$ -	$ (0.2)	$ -	$ 0.2	$ -
Other Great Plains Energy					
Assets					
Derivative instruments [a]	$ 9.2	$ (0.7)	$ 0.7	$ 5.1	$ 4.1
SERP rabbi trust [b]					
Equity securities	0.2	-	0.2	-	-
Debt securities	6.9	-	-	6.9	-
Total SERP rabbi trust	7.1	-	0.2	6.9	-
Total	16.3	(0.7)	0.9	12.0	4.1
Liabilities					
Derivative instruments [a]	0.8	(1.6)	1.6	0.8	-
Total	$ 0.8	$ (1.6)	$ 1.6	$ 0.8	$ -
Great Plains Energy					
Assets					
Derivative instruments [a]	$ 9.4	$ (0.9)	$ 0.9	$ 5.3	$ 4.1
Nuclear decommissioning trust [b]	83.1	-	55.7	27.2	0.2
SERP rabbi trust [b]	7.1	-	0.2	6.9	-
Total	99.6	(0.9)	56.8	39.4	4.3
Liabilities					
Derivative instruments [a]	0.8	(1.8)	1.6	1.0	-
Total	$ 0.8	$ (1.8)	$ 1.6	$ 1.0	$ -

Description	December 31 2008	Netting[c]	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
KCP&L			(millions)		
Assets					
Derivative instruments [a]	$ 0.6	$ -	$ -	$ 0.6	$ -
Nuclear decommissioning trust [b]	95.2	-	52.9	35.5	6.8
Total	95.8	-	52.9	36.1	6.8
Liabilities					
Derivative instruments [a]	80.3	-	-	80.3	-
Total	$ 80.3	$ -	$ -	$ 80.3	$ -
Other Great Plains Energy					
Assets					
Derivative instruments [a]	$ 17.2	$ (0.7)	$ 3.2	$ 10.9	$ 3.8
SERP rabbi trust [b]	6.7	-	0.2	6.5	-
Total	23.9	(0.7)	3.4	17.4	3.8
Liabilities					
Derivative instruments [a]	5.9	(11.4)	10.1	7.2	-
Total	$ 5.9	$ (11.4)	$ 10.1	$ 7.2	$ -
Great Plains Energy					
Assets					
Derivative instruments [a]	$ 17.8	$ (0.7)	$ 3.2	$ 11.5	$ 3.8
Nuclear decommissioning trust [b]	95.2	-	52.9	35.5	6.8
SERP rabbi trust [b]	6.7	-	0.2	6.5	-
Total	119.7	(0.7)	56.3	53.5	10.6
Liabilities					
Derivative instruments [a]	86.2	(11.4)	10.1	87.5	-
Total	$ 86.2	$ (11.4)	$ 10.1	$ 87.5	$ -

[a] The fair value of derivative instruments is estimated using market quotes, over-the-counter forward priced and volatility curves and correlation among fuel prices, net of estimated credit risk.

[b] Fair value is based on quoted market prices of the investments held by the fund and/or valuation models. The total does not include $29.4 million and $1.7 million at December 31, 2009 and 2008, respectively, of cash and cash equivalents, which are not subject to the fair value requirements.

[c] Represents the difference between derivative contracts in an asset or liability position presented on a net basis by counterparty on the consolidated balance sheet where a master netting agreement exists between the Company and the counterparty. At December 31, 2009 and 2008, Great Plains Energy netted $0.9 million and $10.7 million, respectively, of cash collateral posted with counterparties.

The following tables reconcile the beginning and ending balances for all level 3 assets and liabilities, net measured at fair value on a recurring basis for 2009 and 2008.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	KCP&L				Other Great Plains Energy	Great Plains Energy
Description	U.S. Agency	State & Local Obligations	Mortgage Backed Securities	Total	Derivative Instruments	Total
			(millions)			
Balance January 1, 2009	$ 3.9	$ -	$ 2.9	$ 6.8	$ 3.8	$ 10.6
Total realized/unrealized gains or (losses)						
Included in regulatory liability	-	-	1.1	1.1	-	1.1
Included in non-operating income	-	-	-	-	1.2	1.2
Purchases, issuances and settlements	(3.9)	-	(4.0)	(7.9)	(0.9)	(8.8)
Transfers in and/or out of Level 3	-	0.2	-	0.2	-	0.2
Balance December 31, 2009	$ -	$ 0.2	$ -	$ 0.2	$ 4.1	$ 4.3
Total unrealized gains and (losses) included in non-operating income relating to assets and liabilities still on the consolidated balance sheet at December 31, 2009	$ -	$ -	$ -	$ -	$ 0.8	$ 0.8

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	KCP&L	Other Great Plains Energy	Great Plains Energy
Description	Nuclear Decommissioning Trust	Derivative Instruments	Total
		(millions)	
Balance January 1, 2008	$ 6.5	$ 22.4	$ 28.9
GMO acquisition July 14, 2008	-	6.6	6.6
Total realized/unrealized gains or (losses)			
Included in regulatory liability	(1.0)	-	(1.0)
Included in non-operating income	-	(1.8)	(1.8)
Purchase, issuances, and settlements	(2.5)	(1.0)	(3.5)
Transfers in and/or out of Level 3	3.8	(16.4)	(12.6)
Discontinued operations	-	(6.0)	(6.0)
Balance December 31, 2008	$ 6.8	$ 3.8	$ 10.6
Total unrealized gains and (losses) included in non-operating income relating to assets and liabilities still on the consolidated balance sheet at December 31, 2008	$ -	$ (2.3)	$ (2.3)

On January 1, 2009, Great Plains Energy and KCP&L adopted the fair value measurement and disclosure requirements for nonfinancial assets and liabilities measured at fair value on a nonrecurring basis, such as AROs, reporting units and long-lived asset groups measured at fair value for impairment testing, nonfinancial assets and liabilities measured at fair value in a business combination and not measured at fair value in subsequent periods.

Form 10-K

Management evaluated the impact of adoption to those nonfinancial assets and liabilities and determined there was no significant impact on Great Plains Energy's and KCP&L's fair value measurement processes.

In April 2009, the Financial Accounting Standards Board (FASB) issued additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and guidance on identifying circumstances that indicate a transaction is not orderly that became effective in the second quarter of 2009 for Great Plains Energy and KCP&L. Management determined there was no significant impact on Great Plains Energy's and KCP&L's fair value measurement processes.

In August 2009, the FASB issued additional guidance to clarify the principles on fair value measurement of liabilities. Management determined there was no significant impact on Great Plains Energy's and KCP&L's fair value measurement processes upon adoption in the fourth quarter of 2009.

22. TAXES

Components of income tax expense are detailed in the following tables.

Great Plains Energy	**2009**	**2008**	**2007**
Current income taxes		(millions)	
Federal	$ (11.1)	$ (21.0)	$ 44.3
State	(0.9)	1.1	6.5
Foreign	1.3	-	-
Total	(10.7)	(19.9)	50.8
Deferred income taxes			
Federal	(13.6)	3.3	22.5
State	10.0	40.8	1.3
Total	(3.6)	44.1	23.8
Noncurrent income taxes			
Federal	8.3	(0.6)	(0.7)
State	1.1	(1.0)	(0.9)
Foreign	(1.5)	-	-
Total	7.9	(1.6)	(1.6)
Investment tax credit			
Deferral	37.2	74.2	-
Amortization	(2.2)	(1.8)	(1.5)
Total	35.0	72.4	(1.5)
Total income tax expense	28.6	95.0	71.5
Less: taxes on discontinued operations			
Current tax expense	(1.1)	25.8	5.4
Deferred tax expense	0.2	4.5	21.4
Noncurrent income tax expense (benefit)	-	0.9	(0.2)
Income tax expense on continuing operations	$ 29.5	$ 63.8	$ 44.9

KCP&L	2009	2008	2007
		(millions)	
Current income taxes			
Federal	$ 41.2	$ (8.0)	$ 38.7
State	4.8	4.5	4.4
Total	46.0	(3.5)	43.1
Deferred income taxes			
Federal	(41.7)	(38.4)	17.7
State	3.5	30.9	2.0
Total	(38.2)	(7.5)	19.7
Noncurrent income taxes			
Federal	3.4	(1.7)	(1.7)
State	(0.1)	(0.3)	(0.3)
Total	3.3	(2.0)	(2.0)
Investment tax credit			
Deferral	37.2	74.2	-
Amortization	(1.4)	(1.4)	(1.5)
Total	35.8	72.8	(1.5)
Total	$ 46.9	$ 59.8	$ 59.3

Income Tax Expense and Effective Income Tax Rates

Income tax expense and the effective income tax rates reflected in continuing operations in the financial statements and the reasons for their differences from the statutory federal rates are detailed in the following tables.

	Income Tax Expense			Income Tax Rate		
Great Plains Energy	2009	2008	2007	2009	2008	2007
		(millions)				
Federal statutory income tax	$ 63.4	$ 64.2	$ 58.0	35.0 %	35.0 %	35.0 %
Differences between book and tax depreciation not normalized	(9.9)	(5.4)	2.0	(5.5)	(2.9)	1.2
Amortization of investment tax credits	(2.2)	(1.8)	(1.5)	(1.2)	(1.0)	(0.9)
Federal income tax credits	(8.0)	(10.2)	(7.9)	(4.4)	(5.6)	(4.8)
State income taxes	7.9	3.2	(0.1)	4.4	1.8	(0.1)
Rate change on deferred taxes	-	19.3	-	-	10.5	-
Changes in uncertain tax positions, net	(72.1)	0.1	0.6	(39.8)	0.1	0.3
GMO transaction costs	-	(1.9)	(3.7)	-	(1.0)	(2.2)
Valuation allowance	55.8	-	-	30.8	-	-
Other	(5.4)	(3.7)	(2.5)	(3.0)	(2.1)	(1.5)
Total	$ 29.5	$ 63.8	$ 44.9	16.3 %	34.8 %	27.0 %

Form 10-K

KCP&L	Income Tax Expense			Income Tax Rate		
	2009	2008	2007	2009	2008	2007
		(millions)				
Federal statutory income tax	$ 61.5	$ 64.7	$ 75.6	35.0 %	35.0 %	35.0 %
Differences between book and tax depreciation not normalized	(7.7)	(5.2)	2.0	(4.4)	(2.8)	0.9
Amortization of investment tax credits	(1.4)	(1.4)	(1.5)	(0.8)	(0.8)	(0.7)
Federal income tax credits	(7.8)	(9.8)	(6.4)	(4.4)	(5.3)	(2.9)
State income taxes	5.8	3.8	4.7	3.3	2.1	2.2
Changes in uncertain tax positions, net	(0.5)	(0.6)	(0.3)	(0.3)	(0.3)	(0.1)
Parent company tax benefits [a]	-	(6.7)	(12.0)	-	(3.6)	(5.6)
Rate change on deferred taxes	-	20.3	-	-	11.0	-
Other	(3.0)	(5.3)	(2.8)	(1.7)	(3.0)	(1.4)
Total	$ 46.9	$ 59.8	$ 59.3	26.7 %	32.3 %	27.4 %

[a] The tax sharing between Great Plains Energy and its subsidiaries was modified on July 14, 2008. As part of the new agreement, parent company tax benefits are no longer allocated to KCP&L or other subsidiaries.

Great Plains Energy and KCP&L are required to adjust deferred tax assets and liabilities to reflect tax rates that are anticipated to be in effect when timing differences reverse. Due to the 2008 sale of Strategic Energy, L.L.C. (Strategic Energy), the composite tax rate for the companies was expected to increase as a result of the change in composition of states that Great Plains Energy conducts business. Therefore, deferred tax assets and liabilities were adjusted in 2008 to reflect the expected increase in the composite tax rate. The impact of the increase in the composite tax rate on deferred tax assets and liabilities resulted in tax expense for Great Plains Energy and KCP&L of $19.3 million and $20.3 million, respectively, at December 31, 2008.

Deferred Income Taxes

The tax effects of major temporary differences resulting in deferred income tax assets (liabilities) in the consolidated balance sheets are in the following tables.

	Great Plains Energy		KCP&L	
December 31	**2009**	**2008**	**2009**	**2008**
	(millions)			
Current deferred income taxes				
Net operating loss carryforward	$ 30.4	$ 26.2	$ -	$ -
Other	7.8	5.9	0.3	4.9
Net current deferred income tax asset before valuation allowance	38.2	32.1	0.3	4.9
Valuation allowance	(1.4)	(3.5)	-	-
Net current deferred income tax asset	36.8	28.6	0.3	4.9
Noncurrent deferred income taxes				
Plant related	(854.7)	(775.2)	(631.0)	(599.3)
Income taxes on future regulatory recoveries	(104.5)	(122.5)	(77.6)	(71.6)
Derivative instruments	39.3	44.1	37.4	40.0
Pension and postretirement benefits	(4.5)	(6.9)	6.5	(9.9)
SO_2 emission allowance sales	30.3	32.4	34.5	34.6
Fuel clause adjustments	(17.6)	(20.4)	0.2	(0.6)
Transition costs	(19.9)	(18.2)	(11.4)	(11.4)
Tax credit carryforwards	202.4	140.3	97.6	36.4
Long-term debt fair value adjustment	32.5	45.3	-	-
Capital loss carryforwards	-	49.7	-	-
Net operating loss carryforward	361.3	315.2	0.6	-
Other	(18.1)	1.4	(16.2)	(14.4)
Net noncurrent deferred tax liability before valuation allowance	(353.5)	(314.8)	(559.4)	(596.2)
Valuation allowance	(28.4)	(72.3)	-	-
Net noncurrent deferred tax liability	(381.9)	(387.1)	(559.4)	(596.2)
Net deferred income tax liability	$ (345.1)	$ (358.5)	$ (559.1)	$ (591.3)

	Great Plains Energy		KCP&L	
December 31	**2009**	**2008**	**2009**	**2008**
	(millions)			
Gross deferred income tax assets	$ 1,126.4	$ 955.9	$ 597.9	$ 460.3
Gross deferred income tax liabilities	(1,471.5)	(1,314.4)	(1,157.0)	(1,051.6)
Net deferred income tax liability	$ (345.1)	$ (358.5)	$ (559.1)	$ (591.3)

Tax Credit Carryforwards

At December 31, 2009 and 2008, Great Plains Energy had $98.7 million and $37.3 million, respectively, of federal general business income tax credit carryforwards. The carryforwards relate primarily to Advanced Coal Investment Tax Credits and Wind Production tax credits and expire in years 2021 to 2029. At December 31, 2009 and 2008, KCP&L had $97.6 million and $36.4 million, respectively, of federal general business income tax credit carryforwards. The carryforwards relate primarily to Advanced Coal Investment Tax Credits and Wind Production tax credits and expire in years 2028 to 2029. Approximately $0.5 million of Great Plains Energy's credits are related to Low Income Housing credits that were acquired in the GMO acquisition. Due to federal limitations on the utilization of income tax attributes acquired in the GMO acquisition, management expects these credits to expire unutilized and has provided a valuation allowance against $0.5 million of the federal income tax benefit.

At December 31, 2009 and 2008, Great Plains Energy had $87.6 million and $87.4 million, respectively, of federal alternative minimum tax credit carryforwards. Of this amount, $87.0 million was acquired in the GMO acquisition. These credits do not expire and can be used to reduce taxes paid in the future.

At December 31, 2009 and 2008, Great Plains Energy had $16.2 million and $15.9 million, respectively, of state income tax credit carryforwards. The state income tax credits relate primarily to the Company's Missouri affordable housing investment portfolio, and the carryforwards expire in years 2010 to 2013. Management expects that a portion of these credits will expire unutilized and has provided a valuation allowance against $0.6 million of the state income tax benefit.

Advanced Coal Credit

In April 2008, KCP&L was notified that its application filed in 2007 for $125.0 million in advanced coal investment tax credits (ITC) was approved by the IRS. The credit is based on the amount of expenses incurred on the construction of Iatan No. 2. Additionally, in order to meet the advanced clean coal standards and avoid forfeiture and/or the recapture of tax credits in the future, KCP&L must meet or exceed certain environmental performance standards for at least five years once the plant is placed in service.

Great Plains Energy and KCP&L recognized deferred federal tax benefits of $37.2 million in 2009 and $29.2 million of current and $45.0 million of deferred federal tax benefits in 2008. However, tax laws require KCP&L to reduce income tax expense for ratemaking and financial statement purposes ratably over the life of the plant. Therefore, Great Plains Energy and KCP&L concurrently recognized a separate deferred advanced coal ITC expense to offset the current and deferred federal tax benefit. At December 31, 2009, Great Plains Energy and KCP&L had $111.4 million of deferred advanced coal ITC. Great Plains Energy and KCP&L will recognize the tax benefits of the ITC over the life of the plant once it is placed in service. See Note 17 for a related legal proceeding.

Capital Loss Carryforwards

At December 31, 2008, Great Plains Energy had approximately $49.7 million of tax benefits related to capital loss carryforwards that were acquired in the GMO acquisition. These capital losses were treated as ordinary losses on filed income tax returns. The tax benefits from the ordinary losses on the returns as filed were included in unrecognized tax benefits for net operating loss carryforwards at December 31, 2008. In March 2009, the Joint Committee on Taxation approved the settlement of the IRS audit of GMO's 2003-2004 tax years and the entire amount of unrecognized tax benefits from the net operating loss carryforwards was recognized and the tax benefits from capital loss carryforwards were reduced to zero.

Net Operating Loss Carryforwards

At December 31, 2009 and 2008, Great Plains Energy had $337.5 million and $295.2 million, respectively, of tax benefits related to federal net operating loss (NOL) carryforwards. Approximately $320.5 million and $295.2 million, at December 31, 2009 and 2008, respectively, are tax benefits related to NOLs that were acquired in the GMO acquisition. The tax benefits for NOLs originating in 2003 are $37.1 million, $152.4 million originating in 2004, $74.5 million originating in 2005, $53.1 million originating in 2006, $1.4 million originating in 2007, $2.6 million originating in 2008, and $16.4 million originating in 2009. The federal NOL carryforwards expire in years 2023 to 2029. Management expects that a portion of these credits will expire unutilized and has provided a valuation allowance against $2.7 million of these NOL carryforward federal income tax benefits.

In addition, Great Plains Energy also had deferred tax benefits of $54.2 million and $46.2 million related to state net operating losses as of December 31, 2009 and 2008, respectively. Approximately $49.9 million and $44.8 million at December 31, 2009 and 2008, respectively were acquired in the GMO acquisition. Management does not expect to utilize $26.0 million of NOLs in tax jurisdictions where the company does not expect to operate in the future. Therefore, a valuation allowance has been provided against $26.0 million of state tax benefits.

Valuation Allowances

Great Plains Energy is required to assess the ultimate realization of deferred tax assets using a "more likely than not" assessment threshold. This assessment takes into consideration tax planning strategies within Great Plains Energy's control. As a result of this assessment, Great Plains Energy has established a partial valuation allowance for federal and state tax NOL carryforwards, and tax credit carryforwards.

During 2009 and 2008, $6.5 million and $0.9 million, respectively, of tax expense on continuing operations was recorded and primarily relates to a portion of the valuation allowance against federal and state NOL carryforwards. The remaining valuation allowances against federal and state NOL carryforwards and tax credit carryforwards were acquired in the GMO acquisition and were recorded as a part of the purchase accounting entries impacting goodwill.

Uncertain Tax Positions

At December 31, 2009 and 2008, Great Plains Energy had $51.4 million and $97.3 million, respectively, of liabilities related to unrecognized tax benefits. Of these amounts, $17.3 million at December 31, 2009, and $80.2 million at December 31, 2008, are expected to impact the effective tax rate if recognized. The $45.9 million decrease in unrecognized tax benefits is primarily due to a decrease of $74.5 million related to the Joint Committee on Taxation approval of the IRS audit for GMO's 2003-2004 tax years, offset by an increase of $11.3 million of unrecognized tax benefits related to prior year tax positions taken on GMO tax returns and a $20.5 million increase of unrecognized tax benefits related to Great Plains Energy consolidated 2008 and 2009 tax years. The tax benefits recognized related to the GMO 2003-2004 IRS audit were also offset by an increase in valuation allowance for federal and state NOLs of $56.0 million and a reduction in deferred income tax assets of $2.5 million, which resulted in an increase to net income of $16.0 million. At December 31, 2007, Great Plains Energy had $21.9 million of liabilities related to unrecognized tax benefits of which $3.6 million is expected to impact the effective tax rate if recognized.

At December 31, 2009 and 2008, KCP&L had $20.9 million and $17.6 million, respectively, of liabilities related to unrecognized tax benefits. Of these amounts, $0.4 million at December 31, 2009, and $1.2 million at December 31, 2008, are expected to impact the effective tax rate if recognized. The $3.3 million increase in unrecognized tax benefits is primarily due to a $6.9 million increase of unrecognized tax benefits related to the 2008 and 2009 tax years offset by a $2.1 million decrease as a result of the settlements of the IRS audit for the Great Plains Energy consolidated 2004 tax year. At December 31, 2007, KCP&L had $19.6 million of liabilities related to unrecognized tax benefits of which $1.3 million is expected to impact the effective tax rate if recognized.

The following table reflects activity for Great Plains Energy and KCP&L related to the liability for unrecognized tax benefits.

	Great Plains Energy			KCP&L		
	2009	2008	2007	2009	2008	2007
	(millions)					
Balance at January 1	$ 97.3	$ 21.9	$ 23.5	$ 17.6	$ 19.6	$ 21.6
Additions for current year tax positions	13.2	5.3	4.1	3.9	3.8	2.9
Additions for prior year tax positions	8.2	2.6	0.1	3.0	2.6	0.1
Additions for GMO prior year tax positions	11.6	77.0	-	-	-	-
Reductions for prior year tax positions	(1.3)	(0.8)	(5.0)	(0.8)	(0.7)	(4.9)
Settlements	(76.7)	(8.5)	-	(2.2)	(7.5)	-
Statute expirations	(0.7)	(0.2)	(0.8)	(0.6)	(0.2)	(0.1)
Foreign currency translation adjustments	(0.2)	-	-	-	-	-
Balance at December 31	$ 51.4	$ 97.3	$ 21.9	$ 20.9	$ 17.6	$ 19.6

Form 10-K

Great Plains Energy and KCP&L recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in non-operating expenses. At December 31, 2009 and 2008, accrued interest related to unrecognized tax benefits for Great Plains Energy was $5.9 million and $2.6 million, respectively. Amounts accrued for penalties with respect to unrecognized tax benefits was $1.1 million at December 31, 2009. For 2009, Great Plains Energy recognized an increase of $1.4 million of interest expense related to unrecognized tax benefits. The remaining increase in accrued interest and the penalties of $1.1 million were primarily associated with prior year GMO tax return positions identified and recorded to goodwill. In 2008, Great Plains Energy recognized a reduction of $6.6 million of interest expense and in 2007 recognized an increase in interest expense of $2.0 million.

KCP&L had accrued interest related to unrecognized tax benefits of $1.7 million at December 31, 2009 and 2008. Amounts accrued for penalties with respect to unrecognized tax benefits for KCP&L are insignificant. In 2008, KCP&L recognized a reduction of $1.7 million of interest expense and in 2007 recognized an increase in interest expense of $1.0 million.

The IRS is currently auditing Great Plains Energy and its subsidiaries for the 2005-2008 tax years and the Company is protesting an audit assessment by the Canada Revenue Authority (CRA) against a former GMO subsidiary for the 2002 tax year. The Company estimates that it is reasonably possible that $5.2 million for Great Plains Energy and $4.9 million for KCP&L of unrecognized tax benefits may be recognized in the next twelve months due to statute expirations or settlement agreements with tax authorities.

Great Plains Energy files a consolidated federal income tax return as well as unitary and combined income tax returns in several state jurisdictions with Kansas and Missouri being the most significant. The Company also files separate company returns in Canada and certain other states.

23. SEGMENTS AND RELATED INFORMATION

Great Plains Energy

Great Plains Energy has one reportable segment based on its method of internal reporting, which generally segregates reportable segments based on products and services, management responsibility and regulation. The one reportable business segment is electric utility, consisting of KCP&L and GMO's regulated utility operations. Other includes GMO activity other than its regulated utility operations, Services, KLT Inc. (including Strategic Energy discontinued operations), unallocated corporate charges, consolidating entries and intercompany eliminations. Intercompany eliminations include insignificant amounts of intercompany financing-related activities. The summary of significant accounting policies applies to the reportable segment. For segment reporting, the segment's income taxes include the effects of allocating holding company tax benefits prior to July 14, 2008. GMO is only included for periods subsequent to the July 14, 2008, date of acquisition. Segment performance is evaluated based on net income attributable to Great Plains Energy.

The following tables reflect summarized financial information concerning Great Plains Energy's reportable segment.

2009	Electric Utility	Other	Great Plains Energy
		(millions)	
Operating revenues	$ 1,965.0	$ -	$ 1,965.0
Depreciation and amortization	(302.2)	-	(302.2)
Interest charges	(151.0)	(29.9)	(180.9)
Income tax benefit (expense)	(63.6)	34.1	(29.5)
Loss from equity investments	-	(0.4)	(0.4)
Discontinued operations	-	(1.5)	(1.5)
Net income attributable to Great Plains Energy	157.8	(7.7)	150.1

2008	Electric Utility	Other	Great Plains Energy
		(millions)	
Operating revenues	$ 1,670.1	$ -	$ 1,670.1
Depreciation and amortization	(235.0)	-	(235.0)
Interest charges	(96.9)	(14.4)	(111.3)
Income tax benefit (expense)	(70.9)	7.1	(63.8)
Loss from equity investments	-	(1.3)	(1.3)
Discontinued operations	-	35.0	35.0
Net income attributable to Great Plains Energy	143.1	11.4	154.5

2007	Electric Utility	Other	Great Plains Energy
		(millions)	
Operating revenues	$ 1,292.7	$ -	$ 1,292.7
Depreciation and amortization	(175.6)	-	(175.6)
Interest charges	(67.2)	(24.7)	(91.9)
Income tax benefit (expense)	(59.3)	14.4	(44.9)
Loss from equity investments	-	(2.0)	(2.0)
Discontinued operations	-	38.3	38.3
Net income attributable to Great Plains Energy	156.8	2.4	159.2

	Electric Utility	Other	Eliminations	Great Plains Energy
2009		(millions)		
Assets	$ 8,765.3	$ 152.5	$ (435.0)	$ 8,482.8
Capital expenditures	841.3	-	-	841.3
2008				
Assets	$ 8,161.9	$ 141.7	$ (434.3)	$ 7,869.3
Capital expenditures [(a)]	1,023.7	1.2	-	1,024.9
2007				
Assets [(b)]	$ 4,290.7	$ 551.2	$ (9.8)	$ 4,832.1
Capital expenditures [(a)]	511.5	4.4	-	515.9

(a) Includes capital expenditures from discontinued operations of $0.8 million and $3.7 million for 2008 and 2007, respectively.

(b) Other includes assets of discontinued operations.

Form 10-K

KCP&L

For 2009 and 2008, KCP&L has one reportable segment, KCP&L, which is the same as the KCP&L registrant financial statements for 2009 and 2008. The following table reflects summarized financial information concerning KCP&L's reportable segment for 2007. For the periods prior to the January 2, 2008, transfer of Home Service Solutions Inc., (HSS) to KLT Inc., other included HSS and intercompany eliminations. Intercompany eliminations include insignificant amounts of intercompany financing-related activities.

2007	KCP&L	Other	Consolidated KCP&L
		(millions)	
Operating revenues	$ 1,292.7	$ -	$ 1,292.7
Depreciation and amortization	(175.6)	-	(175.6)
Interest charges	(67.2)	-	(67.2)
Income taxes	(59.3)	-	(59.3)
Net income (loss)	156.8	(0.1)	156.7

24. DISCONTINUED OPERATIONS

On June 2, 2008, Great Plains Energy completed the sale of Strategic Energy to Direct Energy Services, LLC (Direct Energy), a subsidiary of Centrica plc. Great Plains Energy received gross cash proceeds of $307.7 million, including the base purchase price of $300.0 million, plus a working capital adjustment of $7.7 million. Strategic Energy is reported as discontinued operations for the periods presented.

Under the terms of the purchase agreement with Direct Energy, Great Plains Energy indemnifies Direct Energy for various matters, including: breaches of representations, warranties and covenants; funds advanced by Strategic Energy to certain of its channel partners if such funds became uncollectible before December 2, 2009, (approximately $8 million, excluding commission offsets); and losses associated with litigation and other certain claims to the extent such losses exceed $7.5 million in the aggregate.

At December 31, 2008, Great Plains Energy had reserved $2.0 million with respect to the indemnification obligations. In 2009, Great Plains Energy reduced this reserve by $1.4 million. Additionally, during 2009, Great Plains Energy recorded $3.8 million of gross receipts taxes for periods prior to the sale for which Great Plains Energy indemnified Direct Energy. The following table summarizes the income (loss) from Strategic Energy's discontinued operations.

	2009	2008	2007
		(millions)	
Revenues	$ -	$ 667.4	$ 1,974.4
Income from operations before income taxes [(a)]	$ -	$ 182.4	$ 64.9
Loss on disposal before income taxes	(2.4)	(116.2)	-
Total income (loss) on discontinued operations before income taxes	(2.4)	66.2	64.9
Income tax benefit (expense)	0.9	(31.2)	(26.6)
Income (loss) from discontinued operations, net of income taxes	$ (1.5)	$ 35.0	$ 38.3

[(a)] For 2008, amount includes $189.1 millon of unrealized net gains related to derivative instruments.

25. JOINTLY OWNED ELECTRIC UTILITY PLANTS

Great Plains Energy's and KCP&L's share of jointly owned electric utility plants at December 31, 2009, are detailed in the following tables.

Great Plains Energy

	Wolf Creek Unit	LaCygne Units	Iatan No. 1 Unit	Iatan No. 2 Unit	Iatan Common	Jeffrey Energy Center
			(millions, except MW amounts)			
Great Plains Energy's share	47%	50%	88%	73%	79%	8%
Utility plant in service	$ 1,412.5	$ 407.5	$ 637.3	$ -	$ 243.5	$ 151.6
Accumulated depreciation	752.8	285.0	221.2	-	2.6	73.7
Nuclear fuel, net	68.2	-	-	-	-	-
Construction work in progress	44.4	19.1	5.9	1,115.3	83.5	4.4
2010 accredited capacity-MWs	545	709	621	NA	NA	173

Form 10-K

KCP&L

	Wolf Creek Unit	LaCygne Units	Iatan No. 1 Unit	Iatan No. 2 Unit	Iatan Common
			(millions, except MW amounts)		
KCP&L's share	47%	50%	70%	55%	61%
Utility plant in service	$ 1,412.5	$ 407.5	$ 513.2	$ -	$ 189.0
Accumulated depreciation	752.8	285.0	179.1	-	1.9
Nuclear fuel, net	68.2	-	-	-	-
Construction work in progress	44.4	19.1	4.6	835.0	64.9
2010 accredited capacity-MWs	545	709	494	NA	NA

Each owner must fund its own portion of the plant's operating expenses and capital expenditures. KCP&L's and GMO's share of direct expenses is included in the appropriate operating expense classifications in Great Plains Energy's and KCP&L's financial statements.

26. NEW ACCOUNTING STANDARDS

In June 2009, the FASB issued two amendments to existing GAAP, one of which amends previous derecognition guidance and eliminates the concept of a qualifying special-purpose entity (QSPEs). The second amends previous consolidation guidance applicable to variable interest entities (VIEs) requiring companies to reconsider previous conclusions, including whether an entity is a VIE, whether the Company is the VIE's primary beneficiary and what type of financial statement disclosures are required. The provisions of these amendments are effective for Great Plains Energy and KCP&L for financial asset transfers occurring after January 1, 2010, and requires transferors to evaluate all existing QSPEs and all VIEs to determine whether they must be consolidated effective January 1, 2010, in accordance with the amended consolidation guidance. As a result of the derecognition guidance amendments, beginning January 1, 2010, the sale of an undivided percentage ownership in accounts receivable by Receivables Company to an outside investor under the revolving agreement will no longer meet the criteria for derecognition and will be accounted for as a secured borrowing. Therefore, beginning January 1, 2010, $95 million of trade receivables will be recorded with a corresponding short-term secured liability on Great Plains Energy's and KCP&L's balance sheets. There will be no impact to results of operations and no impact is expected to any debt covenant agreements as a result of this accounting change. Management is continuing to evaluate the impact of this new guidance but does not anticipate it will have any other significant impacts to Great Plains Energy's or KCP&L's financial position.

In June 2009, the FASB issued the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (Codification) as the exclusive authoritative reference for U.S. GAAP to be applied by nongovernmental entities. The Codification changes the referencing of accounting standards and is effective for interim and annual reporting periods ending after September 15, 2009. There was no impact on Great Plains Energy's and KCP&L's consolidated financial statements upon adoption of the Codification other than referencing accounting standards.

Form 10-K

27. QUARTERLY OPERATING RESULTS (UNAUDITED)

	Quarter			
Great Plains Energy	**1st**	**2nd**	**3rd**	**4th**
2009	(millions, except per share amounts)			
Operating revenue	$ 419.2	$ 480.5	$ 587.7	$ 477.6
Operating income	20.9	90.3	151.2	57.7
Income from continuing operations	21.7	36.9	78.4	14.9
Net income	21.7	33.8	79.2	15.7
Net income attributable to Great Plains Energy	21.7	33.7	79.1	15.6
Basic and diluted earnings per common share from continuing operations	0.18	0.28	0.57	0.10
Basic and diluted earnings per common share	0.18	0.26	0.58	0.11
2008				
Operating revenue	$ 297.6	$ 335.0	$ 593.6	$ 443.9
Operating income	19.1	51.6	169.6	34.7
Income (loss) from continuing operations	(5.4)	13.2	104.7	7.2
Net income (loss)	47.5	(5.0)	105.0	7.2
Net income (loss) attributable to Great Plains Energy	47.5	(5.0)	105.0	7.0
Basic and diluted earnings (loss) per common share from continuing operations	(0.07)	0.15	0.92	0.06
Basic and diluted earnings (loss) per common share	0.55	(0.06)	0.92	0.06

	Quarter			
KCP&L	**1st**	**2nd**	**3rd**	**4th**
2009	(millions)			
Operating revenue	$ 277.5	$ 324.8	$ 395.5	$ 320.4
Operating income	14.9	68.2	105.9	43.2
Net income	8.4	34.9	65.6	20.0
2008				
Operating revenue	$ 297.6	$ 335.0	$ 423.7	$ 286.7
Operating income	29.4	52.5	127.9	28.3
Net income	17.0	7.9	83.9	16.4

Quarterly data is subject to seasonal fluctuations with peak periods occurring in the summer months.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Great Plains Energy Incorporated
Kansas City, Missouri

We have audited the accompanying consolidated balance sheets of Great Plains Energy Incorporated and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/DELOITTE & TOUCHE LLP

Kansas City, Missouri
February 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Kansas City Power & Light Company
Kansas City, Missouri

We have audited the accompanying consolidated balance sheets of Kansas City Power & Light Company and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, common shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/DELOITTE & TOUCHE LLP

Kansas City, Missouri
February 25, 2010

ITEM 9. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

GREAT PLAINS ENERGY

Disclosure Controls and Procedures

Great Plains Energy carried out evaluations of its disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended). These evaluations were conducted under the supervision, and with the participation, of Great Plains Energy's management, including the chief executive officer and chief financial officer, and Great Plains Energy's disclosure committee. Based upon these evaluations, the chief executive officer and chief financial officer of Great Plains Energy have concluded as of the end of the period covered by this report that the disclosure controls and procedures of Great Plains Energy were effective at a reasonable assurance level.

Changes in Internal Control Over Financial Reporting

There has been no change in Great Plains Energy's internal control over financial reporting that occurred during the quarterly period ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) for Great Plains Energy. Under the supervision and with the participation of Great Plains Energy's chief executive officer and chief financial officer, management evaluated the effectiveness of Great Plains Energy's internal control over financial reporting as of December 31, 2009. Management used for this evaluation the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

Management has concluded that, as of December 31, 2009, Great Plains Energy's internal control over financial reporting is effective based on the criteria set forth in the COSO framework. Deloitte & Touche LLP, the independent registered public accounting firm that audited the financial statements included in this annual report on Form 10-K, has issued its report on Great Plain's Energy's internal control over financial reporting, which is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Great Plains Energy Incorporated
Kansas City, Missouri

Form 10-K

We have audited the internal control over financial reporting of Great Plains Energy Incorporated and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2009, of the Company and our report dated February 25, 2010 expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/DELOITTE & TOUCHE LLP

Kansas City, Missouri
February 25, 2010

KCP&L

Disclosure Controls and Procedures

KCP&L carried out evaluations of its disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended). These evaluations were conducted under the supervision, and with the participation, of KCP&L's management, including the chief executive officer and chief financial officer, and KCP&L's disclosure committee. Based upon these evaluations, the chief executive officer and chief financial officer of KCP&L have concluded as of the end of the period covered by this report that the disclosure controls and procedures of KCP&L were effective at a reasonable assurance level.

Changes in Internal Control Over Financial Reporting

There has been no change in KCP&L's internal control over financial reporting that occurred during the quarterly period ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 15d-15(f) under the Securities Exchange Act of 1934, as amended) for KCP&L. Under the supervision and with the participation of KCP&L's chief executive officer and chief financial officer, management evaluated the effectiveness of KCP&L's internal control over financial reporting as of December 31, 2009. Management used for this evaluation the framework in *Internal Control – Integrated Framework* issued by the COSO of the Treadway Commission.

Management has concluded that, as of December 31, 2009, KCP&L's internal control over financial reporting is effective based on the criteria set forth in the COSO framework. Deloitte & Touche LLP, the independent registered public accounting firm that audited the financial statements included in this annual report on Form 10-K, has issued its report on KCP&L's internal control over financial reporting, which is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Kansas City Power & Light Company
Kansas City, Missouri

We have audited the internal control over financial reporting of Kansas City Power & Light Company and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2009, of the Company and our report dated February 25, 2010 expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/DELOITTE & TOUCHE LLP

Kansas City, Missouri
February 25, 2010

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Great Plains Energy Directors

The information required by this item is incorporated by reference from the Great Plains Energy 2010 Proxy Statement (Proxy Statement), which will be filed with the SEC no later than April 30, 2010:

- Information regarding the directors of Great Plains Energy required by this item is contained in the Proxy Statement section titled "Election of Directors."

- Information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 required by this item is contained in the Proxy Statement section titled "Security Ownership of Certain Beneficial Owners, Directors and Officers - Section 16(a) Beneficial Ownership Reporting Compliance."
- Information regarding the Audit Committee of Great Plains Energy required by this item is contained in the Proxy Statement section titled "Corporate Governance – Committees of the Board."

Great Plains Energy and KCP&L Executive Officers
Information required by this item regarding the executive officers of Great Plains Energy and KCP&L is contained in this report in the Part I, Item 1 sections titled "Executive Officers."

Great Plains Energy and KCP&L Code of Ethical Business Conduct
The Company has adopted a Code of Ethical Business Conduct (Code), which applies to all directors, officers and employees of Great Plains Energy, KCP&L and their subsidiaries. The Code is posted on the corporate governance page of the Internet websites at www.greatplainsenergy.com and www.kcpl.com. A copy of the Code is available, without charge, upon written request to Corporate Secretary, Great Plains Energy Incorporated, 1200 Main St., Kansas City, Missouri 64105. Great Plains Energy and KCP&L intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, a provision of the Code that applies to the principal executive officer, principal financial officer, principal accounting officer or controller of those companies by posting such information on the corporate governance page of the Internet websites.

Other KCP&L Information
The other information required by this item regarding KCP&L has been omitted in reliance on General Instruction (I).

ITEM 11. EXECUTIVE COMPENSATION

Great Plains Energy
The information required by this item contained in the sections titled "Executive Compensation," "Director Compensation," "Compensation Discussion and Analysis", "Compensation Committee Report" and "Director Independence – Compensation Committee Interlocks and Insider Participation" of the Proxy Statement is incorporated by reference.

KCP&L
The information required by this item regarding KCP&L has been omitted in reliance on General Instruction (I).

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Great Plains Energy
The information required by this item regarding security ownership of the directors and executive officers of Great Plains Energy contained in the section titled "Security Ownership of Certain Beneficial Owners, Directors and Officers" of the Proxy Statement is incorporated by reference.

KCP&L
The information required by this item regarding KCP&L has been omitted in reliance on General Instruction (I).

Equity Compensation Plans
Great Plains Energy's Long-Term Incentive Plan is an equity compensation plan approved by its shareholders. The Long-Term Incentive Plan permits the grant of restricted stock, stock options, limited stock appreciation rights, director shares, director deferred share units and performance shares to directors, officers and other employees of Great Plains Energy and KCP&L.

Form 10-K

Effective with the July 14, 2008, acquisition of GMO, Great Plains Energy assumed GMO's equity compensation plans. Stock options outstanding under those plans at the time of acquisition were converted into Great Plains Energy stock options. Great Plains Energy has not issued, and does not intend to issue, any new grants or awards under the assumed plans.

KCP&L does not have an equity compensation plan; however, KCP&L officers and certain employees participate in Great Plains Energy's Long-Term Incentive Plan. The GMO incentive plans that were assumed by Great Plains Energy upon the acquisition include stock options held by certain KCP&L employees that were issued prior to the acquisition.

The following table provides information, as of December 31, 2009, regarding the number of common shares to be issued upon exercise of outstanding options, warrants and rights, their weighted average exercise price, and the number of shares of common stock remaining available for future issuance. The table excludes shares issued or issuable under Great Plains Energy's defined contribution savings plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders			
Great Plains Energy Long-Term Incentive Plan	404,107 [1]	$ 25.57 [2]	2,971,125
GMO incentive plans (stock options)	156,587	43.00	161,376
Equity compensation plans not approved by security holders	-	-	-
Total	560,694	$ 36.73 [2]	3,132,501

(1) Includes 294,641 performance shares at target performance levels, options for 88,023 shares of Great Plains Energy common stock and director deferred share units for 21,443 shares of Great Plains Energy common stock outstanding at December 31, 2009.

(2) The 294,641 performance shares and director deferred share units for 21,443 shares of Great Plains Energy common stock have no exercise price and therefore are not reflected in the weighted average exercise price.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Great Plains Energy
The information required by this item contained in the section titled "Director Independence" and "Related Party Transactions" of the Proxy Statement is incorporated by reference.

KCP&L
The information required by this item regarding KCP&L has been omitted in reliance on General Instruction (I).

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

GREAT PLAINS ENERGY
The information required by this item regarding the independent auditors of Great Plains Energy and its subsidiaries contained in the section titled "Ratification of Appointment of Independent Auditors" of the Proxy Statement is incorporated by reference.

KCP&L
The Audit Committee of the Great Plains Energy Board functions as the Audit Committee of KCP&L. The following table sets forth the aggregate fees billed by Deloitte & Touche LLP for audit services rendered in connection with the consolidated financial statements and reports for 2009 and 2008 and for other services rendered during 2009 and 2008 on behalf of KCP&L, as well as all out-of-pocket costs incurred in connection with these services:

Fee Category	2009	2008
Audit Fees	$ 1,082,677	$ 1,086,087
Audit-Related Fees	88,744	97,372
Tax Fees	141,472	32,561
All Other Fees	-	-
Total Fees	$ 1,312,893	$ 1,216,020

Form 10-K

Audit Fees: Consists of fees billed for professional services rendered for the audits of the annual consolidated financial statements of KCP&L and reviews of the interim condensed consolidated financial statements included in quarterly reports. Audit fees also include: services provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements; audit reports on audits of the effectiveness of internal control over financial reporting and on management's assessment of the effectiveness of internal control over financial reporting and other attest services, except those not required by statute or regulation; services related to filings with the SEC, including comfort letters, consents and assistance with and review of documents filed with the SEC; and accounting research in support of the audit.

Audit-Related Fees: Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of consolidated financial statements of KCP&L and are not reported under "Audit Fees". These services include consultation concerning financial accounting and reporting standards.

Tax Fees: Consists of fees billed for tax compliance and related support of tax returns and other tax services, including assistance with tax audits, and tax research and planning.

All Other Fees: Consists of fees for all other services other than those described above.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors
The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm to KCP&L. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted for KCP&L policies and procedures for the pre-approval of services provided by the independent registered public accounting firm. Under these policies and procedures, the Audit Committee may pre-approve certain types of services, up to aggregate fee levels established by the Audit Committee. Any proposed service within a pre-approved type of service that would cause the applicable fee level to be exceeded cannot be provided unless the Audit Committee either amends the applicable fee level or specifically approves the proposed service. Pre-approval is generally provided for up to one year, unless the Audit Committee specifically provides for a different period. The Audit Committee receives reports at each regular meeting regarding the pre-approved services performed by the independent auditor. The Chairman of the Audit Committee may between meetings pre-approve audit and non-audit services provided by the independent auditor, and report such pre-approval at the next Audit Committee meeting.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Financial Statements

Financial Statement Schedules

Exhibits

Great Plains Energy Documents

Exhibit Number		Description of Document
2.1.1	*	Agreement and Plan of Merger among Aquila, Inc., Great Plains Energy Incorporated, Gregory Acquisition Corp., and Black Hills Corporation dated as of February 6, 2007 (Exhibit 2.1 to Form 8-K filed on February 8, 2007).
2.1.2	*	Mutual Notice of Extension among Aquila, Inc., Great Plains Energy Incorporated, Gregory Acquisition Corp., and Black Hills Corporation dated as of January 31, 2008 (Exhibit 2.1.2 to Form 10-K for the year ended December 31, 2007).
2.1.3	*	Mutual Notice of Extension among Aquila, Inc., Great Plains Energy Incorporated, Gregory Acquisition Corp., and Black Hills Corporation dated as of April 29, 2008 (Exhibit 10.1 to Form 8-K filed on April 30, 2008).
3.1.1	*	Articles of Incorporation of Great Plains Energy Incorporated, as amended effective May 7, 2009 (Exhibit 3.1.1 to Form 10-Q for the quarter ended March 31, 2009).
3.1.2	*	By-laws of Great Plains Energy Incorporated, as amended December 2, 2008 (Exhibit 3.1 to Form 8-K filed on December 8, 2008).
4.1.1	*	Indenture, dated June 1, 2004, between Great Plains Energy Incorporated and BNY Midwest Trust Company, as Trustee (Exhibit 4.5 to Form 8-A/A filed on June 14, 2004).
4.1.2	*	First Supplemental Indenture, dated June 14, 2004, between Great Plains Energy Incorporated and BNY Midwest Trust Company, as Trustee (Exhibit 4.5 to Form 8-A/A filed on June 14, 2004).
4.1.3	*	Second Supplemental Indenture dated as of September 25, 2007, between Great Plains Energy Incorporated and The Bank of New York Trust Company, N.A., as trustee (Exhibit 4.1 to Form 8-K filed on September 26, 2007).
4.1.4	*	Subordinated Indenture dated as of May 18, 2009 between Great Plains Energy Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Form 8-K filed on May 19, 2009).
4.1.5	*	Supplemental Indenture No. 1 dated as of May 18, 2009 between Great Plains Energy Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.2 to Form 8-K filed on May 19, 2009).
4.1.6	*	Purchase Contract and Pledge Agreement dated as of May 18, 2009 among Great Plains Energy Incorporated, The Bank of New York Mellon Trust Company, N.A., as purchase contract agent and The Bank of New York Mellon Trust Company, N.A., as collateral agent, custodial agent and securities intermediary (Exhibit 4.3 to Form 8-K filed on May 19, 2009).
4.1.7	*	Indenture, dated as of August 24, 2001, between Aquila, Inc. and BankOne Trust Company, N.A., as Trustee (Exhibit 4(d) to Registration Statement on Form S-3 (File No. 333-68400) filed by Aquila, Inc. on August 27, 2001).
4.1.8	*	Second Supplemental Indenture, dated as of July 3, 2002, between Aquila, Inc. and BankOne Trust Company, N.A., as Trustee related to 11.875% Senior Notes due July 1, 2012. (Exhibit 4(c) to Form S-4 (File No. 333-100204) filed by Aquila, Inc. on September 30, 2002).

Form 10-K

10.1.1	* +	Amended Long-Term Incentive Plan, effective as of May 7, 2002 (Exhibit 10.1.a to Form 10-K for the year ended December 31, 2002).
10.1.2	* +	Great Plains Energy Incorporated Long-Term Incentive Plan as amended May 1, 2007 (Exhibit 10.1 to Form 8-K filed on May 4, 2007).
10.1.3	* +	Great Plains Energy Incorporated Long-Term Incentive Plan Awards Standards and Performance Criteria Effective as of May 6, 2008 (Exhibit 10.1.25 to Form 10-Q for the quarter ended June 30, 2008).
10.1.4	* +	Great Plains Energy Incorporated Long-Term Incentive Plan awards Standards and Performance Criteria effective as of January 1, 2009 (Exhibit 10.1.6 to Form 10-Q for the quarter ended June 30, 2009).
10.1.5	* +	Form of Restricted Stock Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002 (Exhibit 10.1.6 to Form 10-K for the year ended December 31, 2006).
10.1.6	* +	Form of 2008 Restricted Stock Agreement (Exhibit 10.1.20 to Form 10-Q for the quarter ended June 30, 2008).
10.1.7	* +	Form of Restricted Stock Agreement between Great Plains Energy Incorporated and grantee dated May 5, 2009 (Exhibit 10.1.4 to Form 10-Q for the quarter ended June 30, 2009).
10.1.8	* +	Form of 2007 three-year Performance Share Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002 for Great Plains Energy and KCP&L officers (Exhibit 10.1.10 to Form 10-K for the year ended December 31, 2006).
10.1.9	* +	Form of Amendment to Performance Share Agreement dated May 5, 2009, between Great Plains Energy Incorporated and grantee, amending Performance Share Agreement dated February 6, 2007 (Exhibit 10.1.2 to Form 10-Q for the quarter ended March 31, 2009).
10.1.10	* +	Form of 2008 three-year Performance Share Agreement (Exhibit 10.1.21 to Form 10-Q for the quarter ended June 30, 2008).
10.1.11	* +	Form of Amendment to Performance Share Agreement dated May 5, 2009, between Great Plains Energy Incorporated and grantee, amending Performance Share Agreement dated May 6, 2008 (Exhibit 10.1.3 to Form 10-Q for the quarter ended March 31, 2009).
10.1.12	* +	Form of Performance Share Agreement between Great Plains Energy Incorporated and grantee dated May 5, 2009 (Exhibit 10.1.4 to Form 10-Q for the quarter ended March 31, 2009).
10.1.13	+	Form of 2001 and 2002 Nonqualified Stock Option Agreement.
10.1.14	+	Form of 2003 Nonqualified Stock Option Agreement.
10.1.15	* +	Form of Amendment to 2003 Stock Option Grants (Exhibit 10.1.9 to Form 10-Q for the quarter ended September 30, 2007).
10.1.16	* +	Aquila, Inc. 2002 Omnibus Incentive Compensation Plan (Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2002, filed by Aquila, Inc.).
10.1.17	* +	Great Plains Energy Incorporated Kansas City Power & Light Company Annual Incentive Plan amended effective as of January 1, 2007, and 2008 objectives adopted as of May 6, 2008 (Exhibit 10.1.22 to Form 10-Q for the quarter ended June 30, 2008).
10.1.18	* +	Great Plains Energy Incorporated and Kansas City Power & Light Company Annual Incentive Plan awards Standards and Performance Criteria amended effective as of January 1, 2009 (Exhibit 10.1.7 to Form 10-Q for the quarter ended March 31, 2009).

10.1.19	* +	Form of Indemnification Agreement with each officer and director (Exhibit 10-f to Form 10-K for year ended December 31, 1995).
10.1.20	* +	Form of Conforming Amendment to Indemnification Agreement with each officer and director (Exhibit 10.1.a to Form 10-Q for the quarter ended March 31, 2003).
10.1.21	* +	Form of Indemnification Agreement with each director and officer (Exhibit 10.1 to Form 8-K filed on December 8, 2008).
10.1.22	* +	Form of Indemnification Agreement with officers and directors (Exhibit 10.1.p to Form 10-K for the year ended December 31, 2005).
10.1.23	* +	Form of Change in Control Severance Agreement with Michael J. Chesser (Exhibit 10.1.a to Form 10-Q for the quarter ended September 30, 2006).
10.1.24	* +	Form of Change in Control Severance Agreement with William H. Downey (Exhibit 10.1.b to Form 10-Q for the quarter ended September 30, 2006).
10.1.25	* +	Form of Change in Control Severance Agreement with John R. Marshall (Exhibit 10.1.c to Form 10-Q for the quarter ended September 30, 2006).
10.1.26	* +	Form of Change in Control Severance Agreement with other executive officers of Great Plains Energy Incorporated and Kansas City Power & Light Company (Exhibit 10.1.e to Form 10-Q for the quarter ended September 30, 2006).
10.1.27	+	Great Plains Energy Incorporated Supplemental Executive Retirement Plan (As Amended and Restated for I.R.C. §409A), as amended December 8, 2009.
10.1.28	* +	Great Plains Energy Incorporated Supplemental Executive Retirement Plan (As Amended and Restated for I.R.C. §409A), as amended February 10, 2009 (Exhibit 10.1.29 to Form 10-K for the year ended December 31, 2008).
10.1.29	* +	Great Plains Energy Incorporated Nonqualified Deferred Compensation Plan (As Amended and Restated for I.R.C. §409A) (Exhibit 10.1.10 to Form 10-Q for the quarter ended September 30, 2007).
10.1.30	+	Description of Compensation Arrangements with Directors and Certain Executive Officers.
10.1.31	* +	Letter regarding enhanced supplemental retirement and severance benefit for William H. Downey, dated August 5, 2008 (Exhibit 10.1.23 to Form 10-Q for the quarter ended June 30, 2008).
10.1.32	* +	Employment offer letters to Michael J. Chesser dated September 10 and September 16, 2003 (Exhibit 10.1.35 to Form 10-K for the year ended December 31, 2008).
10.1.33	* +	Bonus Agreement dated as of May 5, 2009 between Great Plains Energy Incorporated and Michael J. Chesser (Exhibit 10.1.10 to Form 10-Q for the quarter ended June 30, 2009).
10.1.34	* +	Discretionary Bonus Agreement dated as of May 5, 2009 between Great Plains Energy Incorporated and Terry Bassham (Exhibit 10.1.11 to Form 10-Q for the quarter ended June 30, 2009).
10.1.35	+	Discretionary Bonus Agreement dated as of May 5, 2009 between Great Plains Energy Incorporated and Barbara B. Curry.
10.1.36	*	Asset Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated, and Gregory Acquisition Corp., dated February 6, 2007 (Exhibit 10.1 to Form 8-K filed on February 8, 2007).

Form 10-K

10.1.37 * Partnership Interests Purchase Agreement by and among Aquila, Inc., Aquila Colorado, LLC, Black Hills Corporation, Great Plains Energy Incorporated, and Gregory Acquisition Corp., dated February 6, 2007 (Exhibit 10.2 to Form 8-K filed on February 8, 2007).

10.1.38 * Letter Agreement dated as of June 29, 2007 to Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated, and Gregory Acquisition Corp., dated February 6, 2007 (Exhibit 10.1.1 to Form 10-Q for the quarter ended June 30, 2007).

10.1.39 * Letter Agreement dated as of August 31, 2007, to Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated and Gregory Acquisition Corp (Exhibit 10.1.4 to Form 10-Q for the quarter ended September 30, 2007).

10.1.40 * Letter Agreement dated as of September 28, 2007, to Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated and Gregory Acquisition Corp (Exhibit 10.1.5 to Form 10-Q for the quarter ended September 30, 2007).

10.1.41 * Letter Agreement dated as of October 3, 2007, to Agreement and Plan of Merger, Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated and Gregory Acquisition Corp (Exhibit 10.1.6 to Form 10-Q for the quarter ended September 30, 2007).

10.1.42 * Letter Agreement dated as of November 30, 2007, to Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated and Gregory Acquisition Corp. (Exhibit 10.1.40 to Form 10-K for the year ended December 31, 2007).

10.1.43 * Letter Agreement dated as of January 30, 2008, to Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated and Gregory Acquisition Corp. (Exhibit 10.1.41 to Form 10-K for the year ended December 31, 2007).

10.1.44 * Letter Agreement dated as of February 28, 2008, to Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated and Gregory Acquisition Corp. (Exhibit 10.1.3 to Form 10-Q for the quarter ended March 31, 2008).

10.1.45 * Letter Agreement dated as of March 28, 2008, to Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated and Gregory Acquisition Corp. (Exhibit 10.1.4 to Form 10-Q for the quarter ended March 31, 2008).

10.1.46 * Letter Agreement dated as of April 28, 2008, to Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated and Gregory Acquisition Corp. (Exhibit 10.1.5 to Form 10-Q for the quarter ended March 31, 2008).

10.1.47 * Letter Agreement dated as of May 29, 2008, to Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated and Gregory Acquisition Corp. (Exhibit 10.1.5 to Form 10-Q for the quarter ended June 30, 2008).

10.1.48	*	Letter Agreement dated as of June 19, 2008, to Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated and Gregory Acquisition Corp. (Exhibit 10.1.6 to Form 10-Q for the quarter ended June 30, 2008).
10.1.49	*	Letter Agreement dated as of June 27, 2008, to Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated and Gregory Acquisition Corp. (Exhibit 10.1.7 to Form 10-Q for the quarter ended June 30, 2008).
10.1.50	*	Joint Motion and Settlement Agreement dated as of February 26, 2008, among Great Plains Energy Incorporated, Kansas City Power & Light Company, the Kansas Corporation Commission Staff, the Citizens' Utility Ratepayers Board, Aquila, Inc. d/b/a Aquila Networks, Black Hills Corporation, and Black Hills/Kansas Gas Utility Company, LLC (Exhibit 10.1.7 to Form 10-Q for the quarter ended March 31, 2008).
10.1.51	*	Purchase Agreement, dated as of April 1, 2008, by and among Custom Energy Holdings, L.L.C., Direct Energy Services, LLC and Great Plains Energy Incorporated (Exhibit 10.1 to Form 8-K filed on April 2, 2008).
10.1.52	*	Credit Agreement dated as of May 11, 2006, among Great Plains Energy Incorporated, Bank of America, N.A., JPMorgan Chase Bank, N.A., BNP Paribas, The Bank of Tokyo-Mitsubishi UFJ, Limited, Chicago Branch, Wachovia Bank N.A., The Bank of New York, Keybank National Association, The Bank of Nova Scotia, UMB Bank, N.A., and Commerce Bank, N.A. (Exhibit 10.1.a to Form 10-Q for the quarter ended June 30, 2006).
10.1.53	*	Notice of Election to Transfer Unused Commitment between the Great Plains Energy Incorporated and Kansas City Power & Light Company Credit Agreements dated as of May 11, 2006, with Bank of America, N.A., as Administrative Agent, JPMorgan Chase Bank, N.A., as Syndication Agent, BNP Paribas, The Bank of Tokyo-Mitsubishi UFJ, Limited, Chicago Branch and Wachovia Bank N.A., as Co-Documentation Agents, The Bank of New York, KeyBank National Association, The Bank of Nova Scotia, UMB Bank, N.A., and Commerce Bank, N.A. (Exhibit 10.1.2 to Form 10-Q for the quarter ended June 30, 2007).
10.1.54	*	First Amendment to Credit Agreement dated as of May 16, 2008, among Great Plains Energy Incorporated, the Lenders party thereto and Bank of America, N.A., as Administrative Agent (Exhibit 10.1 to Form 8-K filed on May 22, 2008)
10.1.55	*	Second Amendment to Credit Agreement dated as of May 16, 2008, among Great Plains Energy Incorporated, the Lenders party thereto and Bank of America, N.A., as Administrative Agent (Exhibit 10.2 to Form 8-K filed on May 22, 2008).
10.1.56	*	Third Amendment to Credit Agreement dated as of June 13, 2008, among Great Plains Energy Incorporated, the Lenders party thereto and Bank of America, N.A., as Administrative Agent (Exhibit 10.1 to Form 8-K filed on June 19, 2008).
10.1.57	*	Financing Agreement dated as of April 22, 2005, among Aquila, Inc., the lenders from time to time party thereto, and Union Bank of California, N.A., as agent (Exhibit 10.1 to Form 8-K filed by Aquila, Inc. on April 26, 2005).
10.1.58	*	Amendment No. 2 to Financing Agreement dated December 9, 2006, by and between Aquila, Inc., the lenders from time to time party thereto, and Union Bank of California, N.A., as agent (Exhibit 10.1 to Form 8-K filed by Aquila, Inc. on December 11, 2006).

Form 10-K

10.1.59	*	Amendment to Financing Agreement dated June 10, 2008, by and among Aquila, Inc., the lenders from time to time party thereto, and Union Bank of California, N.A., as agent (Exhibit 10.1.3 to Form 10-Q for the quarter ended September 30, 2008).
10.1.60	*	Amendment to Financing Agreement dated October 28, 2008, by and among KCP&L Greater Missouri Operations Company, the lenders from time to time party thereto, and Union Bank of California, N.A., as agent (Exhibit 10.1.60 to Form 10-K for the year ended December 31, 2008).
10.1.61	*	Amendment to Financing Agreement dated April 16, 2009 by and among KCP&L Greater Missouri Operations Company, the lenders from time to time party thereto, and Union Bank, N.A. as agent (Exhibit 10.5 to Form 8-K filed on April 22, 2009).
10.1.62	*	Guaranty dated as of July 14, 2008, between Great Plains Energy Incorporated and Union Bank of California, N.A., related to Financing Agreement dated as of April 22, 2005, as amended, among Aquila, Inc., the lenders from time to time party thereto, and Union Bank of California, N.A. as Agent. (Exhibit 10.1 to Form 8-K filed on July 18, 2008).
10.1.63	*	Guaranty dated as of July 15, 2008, issued by Great Plains Energy Incorporated in favor of Union Bank of California, N.A., as successor trustee, and the holders of the Aquila, Inc., 11.875% Senior Notes due July 1, 2012. (Exhibit 10.3 to Form 8-K filed on July 18, 2008).
10.1.64	*	Guaranty dated as of July 15, 2008, issued by Great Plains Energy Incorporated in favor of Union Bank of California, N.A., as successor trustee, and the holders of the Aquila, Inc., 7.75% Senior Notes due June 15, 2011. (Exhibit 10.4 to Form 8-K filed on July 18, 2008).
10.1.65	*	Guaranty dated as of July 15, 2008, issued by Great Plains Energy Incorporated in favor of Union Bank of California, N.A., as successor trustee, and the holders of the Aquila, Inc., 7.95% Senior Notes due February 1, 2011. (Exhibit 10.5 to Form 8-K filed on July 18, 2008).
10.1.66	*	Guaranty dated as of July 15, 2008, issued by Great Plains Energy Incorporated in favor of Union Bank of California, N.A., as successor trustee, and the holders of the Aquila, Inc., 8.27% Senior Notes due November 15, 2021. (Exhibit 10.6 to Form 8-K filed on July 18, 2008).
10.1.67	*	Guaranty dated as of July 15, 2008, issued by Great Plains Energy Incorporated in favor of Union Bank of California, N.A., as successor trustee, and the holders of the Aquila, Inc., 7.625% Senior Notes due November 15, 2009. (Exhibit 10.7 to Form 8-K filed on July 18, 2008).
10.1.68	*	Credit Agreement dated as of September 23, 2008, among Aquila, Inc., as the Borrower, Great Plains Energy Incorporated, as the Guarantor, certain lenders, Bank of America, N.A., as Administrative Agent, Union Bank of California, N.A., as Syndication Agent and BNP Paribas, JPMorgan Chase Bank, N.A. and The Royal Bank of Scotland plc as Co-Documentation Agents, Banc of America Securities LLC and Union Bank of California, N.A., as Joint Lead Arrangers and Joint Book Managers. (Exhibit 10.1 to Form 8-K filed on September 23, 2008).
10.1.69	*	Sales Agency Financing Agreement dated August 14, 2008 between Great Plains Energy Incorporated and BNY Mellon Capital Markets, LLC. (Exhibit 1.1 to Form 8-K filed on August 14, 2008).
10.1.70	*	Non-Unanimous Stipulation and Agreement dated May 22, 2009 among KCP&L Greater Missouri Operations Company, the Staff of the Missouri Public Service Commission, the Office of the Public Counsel, Missouri Department of Natural Resources and Dogwood Energy, LLC. (Exhibit 10.1 to Form 8-K filed on May 27, 2009).

12.1	Computation of Ratio of Earnings to Fixed Charges.
21.1	List of Subsidiaries of Great Plains Energy Incorporated.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Powers of Attorney.
31.1.a	Rule 13a-14(a)/15d-14(a) Certifications of Michael J. Chesser.
31.1.b	Rule 13a-14(a)/15d-14(a) Certifications of Terry Bassham.
32.1	Section 1350 Certifications.

*Filed with the SEC as exhibits to prior SEC filings and are incorporated herein by reference and made a part hereof. The SEC filing and the exhibit number of the documents so filed, and incorporated herein by reference, are stated in parenthesis in the description of such exhibit.

+ Indicates management contract or compensatory plan or arrangement.

Copies of any of the exhibits filed with the SEC in connection with this document may be obtained from Great Plains Energy upon written request.

Great Plains Energy agrees to furnish to the SEC upon request any instrument with respect to long-term debt as to which the total amount of securities authorized does not exceed 10% of total assets of Great Plains Energy and its subsidiaries on a consolidated basis.

Exhibits 4.2.1 through 4.2.16 and 10.2.1 through 10.2.26 filed by KCP&L are also filed by Great Plains Energy.

KCP&L Documents

Exhibit Number		Description of Document
3.2.1	*	Restated Articles of Consolidation of Kansas City Power & Light Company, as amended October 1, 2001 (Exhibit 3-(i) to Form 10-Q for the quarter ended September 30, 2001).
3.2.2	*	By-laws of Kansas City Power & Light Company, as amended April 1, 2008 (Exhibit 3.2. to Form 8-K filed on April 7, 2008).
4.2.1	*	General Mortgage and Deed of Trust dated as of December 1, 1986, between Kansas City Power & Light Company and UMB Bank, n.a. (formerly United Missouri Bank of Kansas City, N.A.), Trustee (Exhibit 4-bb to Form 10-K for the year ended December 31, 1986).
4.2.2	*	Fourth Supplemental Indenture dated as of February 15, 1992, to Indenture dated as of December 1, 1986 (Exhibit 4-y to Form 10-K for the year ended December 31, 1991).
4.2.3	*	Fifth Supplemental Indenture dated as of September 15, 1992, to Indenture dated as of December 1, 1986 (Exhibit 4-a to quarterly report on Form 10-Q for the quarter ended September 30, 1992).
4.2.4	*	Seventh Supplemental Indenture dated as of October 1, 1993, to Indenture dated as of December 1, 1986 (Exhibit 4-a to quarterly report on Form 10-Q for the quarter ended September 30, 1993).
4.2.5	*	Eighth Supplemental Indenture dated as of December 1, 1993, to Indenture dated as of December 1, 1986 (Exhibit 4 to Registration Statement, Registration No. 33-51799).

Form 10-K

4.2.6	*	Eleventh Supplemental Indenture dated as of August 15, 2005, to the General Mortgage and Deed of Trust dated as of December 1, 1986, between Kansas City Power & Light Company and UMB Bank, n.a. (formerly United Missouri Bank of Kansas City, N.A.), Trustee (Exhibit 4.2 to Form 10-Q for the quarter ended September 30, 2005).
4.2.7	*	Twelfth Supplemental Indenture, dated as of March 1, 2009, to the General Mortgage and Deed of Trust dated as of December 1, 1986, between Kansas City Power & Light Company and UMB Bank, n.a. (formerly United Missouri Bank of Kansas City, N.A.), Trustee (Exhibit 4.2 to Form 8-K filed on March 24, 2009).
4.2.8	*	Thirteenth Supplemental Indenture, dated as of March 1, 2009, to the General Mortgage and Deed of Trust dated as of December 1, 1986, between Kansas City Power & Light Company and UMB Bank, n.a. (formerly United Missouri Bank of Kansas City, N.A.), Trustee (Exhibit 4.3 to Form 8-K filed on March 24, 2009).
4.2.9	*	Fourteenth Supplemental Indenture, dated as of March 1, 2009, to the General Mortgage and Deed of Trust dated as of December 1, 1986, between Kansas City Power & Light Company and UMB Bank, n.a. (formerly United Missouri Bank of Kansas City, N.A.), Trustee (Exhibit 4.4 to Form 8-K filed on March 24, 2009).
4.2.10	*	Indenture for Medium-Term Note Program dated as of February 15, 1992, between Kansas City Power & Light Company and The Bank of New York (Exhibit 4-bb to Registration Statement, Registration No. 33-45736).
4.2.11	*	Indenture for $150 million aggregate principal amount of 6.50% Senior Notes due November 15, 2011 and $250 million aggregate principal amount of 7.125% Senior Notes due December 15, 2005 dated as of December 1, 2000, between Kansas City Power & Light Company and The Bank of New York (Exhibit 4-a to Report on Form 8-K filed on December 18, 2000).
4.2.12	*	Indenture dated March 1, 2002 between The Bank of New York and Kansas City Power & Light Company (Exhibit 4.1.b. to Form 10-Q for the quarter ended March 31, 2002).
4.2.13	*	Supplemental Indenture No. 1 dated as of November 15, 2005, to Indenture dated March 1, 2002 between The Bank of New York and Kansas City Power & Light Company (Exhibit 4.2.j to Form 10-K for the year ended December 31, 2005).
4.2.14	*	Indenture dated as of May 1, 2007, between Kansas City Power & Light Company and The Bank of New York Trust Company, N.A., as trustee (Exhibit 4.1 to Form 8-K filed on June 4, 2007).
4.2.15	*	Supplemental Indenture No. 1 dated as of June 4, 2007 between Kansas City Power & Light Company and The Bank of New York Trust Company, N.A., as trustee (Exhibit 4.2 to Form 8-K filed on June 4, 2007).
4.2.16	*	Supplemental Indenture No. 2 dated as of March 11, 2008, between Kansas City Power & Light Company and The Bank of New York Trust Company, N.A., as trustee (Exhibit 4.2 to Form 8-K filed on March 11, 2008).
10.2.1	*	Insurance agreement between Kansas City Power & Light Company and XL Capital Assurance Inc., dated December 5, 2002 (Exhibit 10.2.f to Form 10-K for the year ended December 31, 2002).
10.2.2	*	Insurance Agreement dated as of August 1, 2004, between Kansas City Power & Light Company and XL Capital Assurance Inc. (Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 2004).

10.2.3 * Insurance Agreement dated as of September 1, 2005, between Kansas City Power & Light Company and XL Capital Assurance Inc. (Exhibit 10.2.e to Form 10-K for the year ended December 31, 2005).

10.2.4 * Insurance Agreement dated as of September 1, 2005, between Kansas City Power & Light Company and XL Capital Assurance Inc. (Exhibit 10.2.e to Form 10-K for the year ended December 31, 2005).

10.2.5 * Insurance Agreement dated as of September 19, 2007, by and between Financial Guaranty Insurance Company and Kansas City Power & Light Company (Exhibit 10.2.2 1 to Form 10-Q for the quarter ended September 30, 2007).

10.2.6 * Iatan Unit 2 and Common Facilities Ownership Agreement, dated as of May 19, 2006, among Kansas City Power & Light Company, Aquila, Inc., The Empire District Electric Company, Kansas Electric Power Cooperative, Inc., and Missouri Joint Municipal Electric Utility Commission (Exhibit 10.2.a to Form 10-Q for the quarter ended June 30, 2006).

10.2.7 * Credit Agreement dated as of May 11, 2006, among Kansas City Power & Light Company, Bank of America, N.A., JPMorgan Chase Bank, N.A., BNP Paribas, The Bank of Tokyo-Mitsubishi UFJ, Limited, Chicago Branch, Wachovia Bank N.A., The Bank of New York, Keybank National Association, The Bank of Nova Scotia, UMB Bank, N.A., and Commerce Bank, N.A. (Exhibit 10.2.b to Form 10-Q for the quarter ended June 30, 2006).

10.2.8 * Notice of Election to Transfer Unused Commitment between the Great Plains Energy Incorporated and Kansas City Power & Light Company Credit Agreements dated as of May 11, 2006, with Bank of America, N.A., as Administrative Agent, JPMorgan Chase Bank, N.A., as Syndication Agent, BNP Paribas, The Bank of Tokyo-Mitsubishi UFJ, Limited, Chicago Branch and Wachovia Bank N.A., as Co-Documentation Agents, The Bank of New York, KeyBank National Association, The Bank of Nova Scotia, UMB Bank, N.A., and Commerce Bank, N.A. (Exhibit 10.1.2 to Form 10-Q for the quarter ended June 30, 2007).

10.2.9 * Stipulation and Agreement dated March 28, 2005, among Kansas City Power & Light Company, Staff of the Missouri Public Service Commission, Office of the Public Counsel, Missouri Department of Natural Resources, Praxair, Inc., Missouri Independent Energy Consumers, Ford Motor Company, Aquila, Inc., The Empire District Electric Company, and Missouri Joint Municipal Electric Utility Commission (Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2005).

10.2.10 * Stipulation and Agreement filed April 27, 2005, among Kansas City Power & Light Company, the Staff of the State Corporation Commission of the State of Kansas, Sprint, Inc., and the Kansas Hospital Association (Exhibit 10.2.a to Form 10-Q for the quarter ended June 30, 2005).

10.2.11 * Joint Motion and Settlement Agreement dated as of February 26, 2008, among Great Plains Energy Incorporated, Kansas City Power & Light Company, the Kansas Corporation Commission Staff, the Citizens' Utility Ratepayers Board, Aquila, Inc. d/b/a Aquila Networks, Black Hills Corporation, and Black Hills/Kansas Gas Utility Company, LLC (Exhibit 10.1.7 to Form 10-Q for the quarter ended March 31, 2008).

10.2.12 * Stipulation and Agreement dated April 24, 2009, among Kansas City Power & Light Company, Staff of the Missouri Public Service Commission, Office of Public Counsel, Praxair, Inc., Midwest Energy Users Association, U.S. Department of Energy and the U.S. Nuclear Security Administration, Ford Motor Company, Missouri Industrial Energy Consumers and Missouri Department of Natural Resources (Exhibit 10.1 to Form 8-K filed April 30, 2009.)

10.2.13	*	Purchase and Sale Agreement dated as of July 1, 2005, between Kansas City Power & Light Company, as Originator, and Kansas City Power & Light Receivables Company, as Buyer (Exhibit 10.2.b to Form 10-Q for the quarter ended June 30, 2005).
10.2.14	*	Receivables Sale Agreement dated as of July 1, 2005, among Kansas City Power & Light Receivables Company, as the Seller, Kansas City Power & Light Company, as the Initial Collection Agent, The Bank of Tokyo-Mitsubishi, Ltd., New York Branch, as the Agent, and Victory Receivables Corporation (Exhibit 10.2.c to Form 10-Q for the quarter ended June 30, 2005).
10.2.15	*	Amendment No. 1 dated as of April 2, 2007, among Kansas City Power & Light Receivables Company, Kansas City Power & Light Company, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Victory Receivables Corporation to the Receivables Sale Agreement dated as of July 1, 2005 (Exhibit 10.2.2 to Form 10-Q for the quarter ended March 31, 2007).
10.2.16	*	Amendment No. 2 dated as of July 11, 2008, among Kansas City Power & Light Receivables Company, Kansas City Power & Light Company, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Victory Receivables Corporation to the Receivables Sale Agreement dated as of July 1, 2005 (Exhibit 10.2.2 to For 10-Q for the quarter ended June 30, 2008).
10.2.17	*	Amendment dated as of July 9, 2009 to Receivables Sale Agreement dated as of July 1, 2005 among Kansas City Power & Light Receivables Company, Kansas City Power & Light Company, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Victory Receivables Corporation (Exhibit 10.4 to Form 8-K filed on July 13, 2009).
10.2.18	*	Amendment and Waiver dated as of September 25, 2009 to the Receivables Sale Agreement dated as of July 1, 2005 among Kansas City Power & Light Receivables Company, Kansas City Power & Light Company, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Victory Receivables Corporation (Exhibit 10.2.2 to Form 10-Q for the quarter ended September 31, 2009).
10.2.19	*	Collaboration Agreement dated as of March 19, 2007, among Kansas City Power & Light Company, Sierra Club and Concerned Citizens of Platte County, Inc. (Exhibit 10.1 to Form 8-K filed on March 20, 2007).
10.2.20		Amendment to the Collaboration Agreement dated as of September 5, 2008 among Kansas City Power & Light Company, Sierra Club and Concerned Citizens of Platte County, Inc.
10.2.21	*	Joint Operating Agreement between Kansas City Power & Light Company and Aquila, Inc., dated as of October 10, 2008 (Exhibit 10.2.1 to Form 10-Q for the quarter ended September 30, 2008).
10.2.22	* +	Great Plains Energy Incorporated Kansas City Power & Light Company Annual Incentive Plan amended effective as of January 1, 2007, and 2008 objectives adopted as of May 6, 2008 (Exhibit 10.1.22 to Form 10-Q for the quarter ended June 30, 2008).
10.2.23	* +	Great Plains Energy Incorporated and Kansas City Power & Light Company Annual Incentive Plan Awards Standards and Performance Criteria amended effective as of January 1, 2009 (Exhibit 10.1.7 to Form 10-Q for the quarter ended March 31, 2009).
10.2.24	* +	Agreement between Kansas City Power & Light Company and Stephen T. Easley dated December 2, 2008 (Exhibit 10.2.20 to Form 10-K for the year ended December 31, 2008).
10.2.25	* +	Employment offer letter to John R. Marshall dated April 7, 2005 (Exhibit 10.2.21 to Form 10-K for the year ended December 31, 2008).
12.2		Computation of Ratio of Earnings to Fixed Charges.

23.2	Consent of Independent Registered Public Accounting Firm.
24.2	Powers of Attorney.
31.2.a	Rule 13a-14(a)/15d-14(a) Certifications of Michael J. Chesser.
31.2.b	Rule 13a-14(a)/15d-14(a) Certifications of Terry Bassham.
32.2	Section 1350 Certifications.

* Filed with the SEC as exhibits to prior SEC filings and are incorporated herein by reference and made a part hereof. The SEC filings and the exhibit number of the documents so filed, and incorporated herein by reference, are stated in parenthesis in the description of such exhibit.

+ Indicates management contract or compensatory plan or arrangement.

Copies of any of the exhibits filed with the SEC in connection with this document may be obtained from KCP&L upon written request.

KCP&L agrees to furnish to the SEC upon request any instrument with respect to long-term debt as to which the total amount of securities authorized does not exceed 10% of total assets of KCP&L and its subsidiaries on a consolidated basis.

Schedule I – Parent Company Financial Statements

GREAT PLAINS ENERGY INCORPORATED
Income Statements of Parent Company

Year Ended December 31	2009	2008	2007
Operating Expenses	(millions, except per share amounts)		
Selling, general and administrative	$ **8.8**	$ 9.3	$ 18.5
Maintenance	**0.2**	1.0	0.8
General taxes	**1.1**	0.8	0.3
Total	**10.1**	11.1	19.6
Operating loss	**(10.1)**	(11.1)	(19.6)
Equity in earnings from subsidiaries	**174.7**	144.8	156.8
Non-operating income	**-**	0.6	4.2
Interest charges	**(28.2)**	(19.2)	(26.8)
Income from continuing operations before income taxes	**136.4**	115.1	114.6
Income taxes	**15.2**	4.4	6.3
Income from continuing operations	**151.6**	119.5	120.9
Equity in earnings (loss) from discontinued subsidiary	**(1.5)**	35.0	38.3
Net income	**150.1**	154.5	159.2
Preferred stock dividend requirements	**1.6**	1.6	1.6
Earnings available for common shareholders	$ **148.5**	$ 152.9	$ 157.6
Average number of basic common shares outstanding	**129.3**	101.1	84.9
Average number of diluted common shares outstanding	**129.8**	101.2	85.2
Basic earnings (loss) per common share			
Continuing operations	$ **1.16**	$ 1.16	$ 1.41
Discontinued operations	**(0.01)**	0.35	0.45
Basic earnings per common share	$ **1.15**	$ 1.51	$ 1.86
Diluted earnings (loss) per common share			
Continuing operations	$ **1.15**	$ 1.16	$ 1.40
Discontinued operations	**(0.01)**	0.35	0.45
Diluted earnings per common share	$ **1.14**	$ 1.51	$ 1.85
Cash dividends per common share	$ **0.83**	$ 1.66	$ 1.66

The accompanying Notes to Financial Statements of Parent Company are an integral part of these statements.

GREAT PLAINS ENERGY INCORPORATED
Balance Sheets of Parent Company

December 31	2009	2008
ASSETS	(millions, except share amounts)	
Current Assets		
Cash and cash equivalents	**$ 6.1**	$ 12.0
Accounts receivable from subsidiaries	**0.2**	4.8
Notes receivable from subsidiaries	**0.6**	0.6
Money pool receivable	**0.9**	-
Taxes receivable	**7.2**	12.0
Deferred income taxes	**-**	0.2
Other	**0.1**	0.4
Total	**15.1**	30.0
Investments and Other Assets		
Investment in KCP&L	**1,931.7**	1,621.9
Investments in other subsidiaries	**1,328.3**	1,094.8
Deferred income taxes	**8.3**	1.2
Other	**5.6**	6.0
Total	**3,273.9**	2,723.9
Total	**$ 3,289.0**	$ 2,753.9
LIABILITIES AND CAPITALIZATION		
Current Liabilities		
Notes payable	**$ 20.0**	$ 30.0
Accounts payable to subsidiaries	**28.9**	28.7
Accounts payable	**0.1**	1.3
Accrued interest	**3.6**	2.0
Derivative instruments	**0.2**	-
Other	**5.4**	0.8
Total	**58.2**	62.8
Deferred Credits and Other Liabilities		
Derivative instruments	**0.5**	-
Other	**11.7**	1.9
Total	**12.2**	1.9
Capitalization		
Common shareholders' equity		
Common stock-250,000,000 shares authorized without par value 135,636,538 and 119,375,923 shares issued, stated value	**2,313.7**	2,118.4
Retained earnings	**529.2**	489.3
Treasury stock-213,423 and 120,677 shares, at cost	**(5.5)**	(3.6)
Accumulated other comprehensive loss	**(44.9)**	(53.5)
Total	**2,792.5**	2,550.6
Cumulative preferred stock $100 par value		
3.80% - 100,000 shares issued	**10.0**	10.0
4.50% - 100,000 shares issued	**10.0**	10.0
4.20% - 70,000 shares issued	**7.0**	7.0
4.35% - 120,000 shares issued	**12.0**	12.0
Total	**39.0**	39.0
Long-term debt	**387.1**	99.6
Total	**3,218.6**	2,689.2
Commitments and Contingencies		
Total	**$ 3,289.0**	$ 2,753.9

The accompanying Notes to Financial Statements of Parent Company are an integral part of these statements.

GREAT PLAINS ENERGY INCORPORATED
Statements of Cash Flows of Parent Company

Year Ended December 31	2009	2008	2007
Cash Flows from Operating Activities		(millions)	
Net income	**$ 150.1**	$ 154.5	$ 159.2
Adjustments to reconcile income to net cash from operating activities:			
Amortization	**1.9**	0.9	1.0
Deferred income taxes, net	**(6.1)**	3.3	(6.2)
Equity in earnings from subsidiaries	**(174.7)**	(144.8)	(156.8)
Equity in (earnings) loss from discontinued operations	**1.5**	(35.0)	(38.3)
Cash flows affected by changes in:			
Accounts receivable from subsidiaries	**3.7**	(26.3)	0.6
Taxes receivable	**4.8**	(8.7)	(1.8)
Accounts payable to subsidiaries	**0.2**	17.7	(4.8)
Other accounts payable	**0.1**	0.2	0.1
Accrued interest	**1.4**	-	1.1
Cash dividends from subsidiaries	**94.0**	416.7	159.7
Other	**8.8**	2.7	1.8
Net cash from operating activities	**85.7**	381.2	115.6
Cash Flows from Investing Activities			
Equity contributions to subsidiaries	**(455.0)**	(200.0)	(94.0)
Net money pool lending	**(0.9)**	-	-
Net change in notes receivable from subsidiaries	**-**	-	1.7
GMO acquisition	**-**	(5.0)	-
Purchases of nonutility property	**-**	(0.3)	(0.7)
Net cash from investing activities	**(455.9)**	(205.3)	(93.0)
Cash Flows from Financing Activities			
Issuance of common stock	**219.9**	15.3	10.5
Issuance of long-term debt	**287.5**	-	99.5
Issuance fees	**(18.8)**	(1.0)	(1.4)
Net change in notes payable to subsidiaries	**-**	-	(13.2)
Net change in short-term borrowings	**(10.0)**	(12.0)	42.0
Equity forward settlement	**-**	-	(12.3)
Dividends paid	**(110.5)**	(172.0)	(144.5)
Other financing activities	**(3.8)**	(0.8)	(2.4)
Net cash from financing activities	**364.3**	(170.5)	(21.8)
Net Change in Cash and Cash Equivalents	**(5.9)**	5.4	0.8
Cash and Cash Equivalents at Beginning of Year	**12.0**	6.6	5.8
Cash and Cash Equivalents at End of Year	**$ 6.1**	$ 12.0	$ 6.6

The accompanying Notes to Financial Statements of Parent Company are an integral part of these statements.

GREAT PLAINS ENERGY INCORPORATED
Statements of Common Shareholders' Equity of Parent Company
Statements of Comprehensive Income of Parent Company

Incorporated by reference is Great Plains Energy Consolidated Statements of Common Shareholders' Equity and Consolidated Statements of Comprehensive Income.

GREAT PLAINS ENERGY INCORPORATED
NOTES TO FINANCIAL STATEMENTS OF PARENT COMPANY

The Great Plains Energy Incorporated Notes to Consolidated Financial Statements in Part II, Item 8 should be read in conjunction with the Great Plains Energy Incorporated Parent Company Financial Statements.

Schedule II – Valuation and Qualifying Accounts and Reserves

Great Plains Energy
Valuation and Qualifying Accounts
Years Ended December 31, 2009, 2008 and 2007

Description	Balance At Beginning Of Period	Additions: Charged To Costs And Expenses	Additions: Charged To Other Accounts	Deductions	Balance At End Of Period
			(millions)		
Year Ended December 31, 2009					
Allowance for uncollectible accounts	$ 6.8	$ 8.7	$ 6.0 [(a)]	$ 14.4 [(b)]	$ 7.1
Legal reserves	10.2	2.6	-	7.7 [(c)]	5.1
Environmental reserves	0.5	2.0	-	0.1	2.4
Tax valuation allowance	75.8	57.0	-	103.0 [(d)]	29.8
Year Ended December 31, 2008					
Allowance for uncollectible accounts	$ 4.3	$ 7.6	$ 6.8 [(a)]	$ 11.9 [(b)]	$ 6.8
Legal reserves	2.2	8.3	9.5 [(e)]	9.8 [(c)]	10.2
Environmental reserves	0.3	-	0.2 [(e)]	-	0.5
Tax valuation allowance	-	0.9	74.9 [(e)]	-	75.8
Year Ended December 31, 2007					
Allowance for uncollectible accounts	$ 4.2	$ 5.4	$ 2.9 [(a)]	$ 8.2 [(b)]	$ 4.3
Legal reserves	3.9	1.9	-	3.6 [(c)]	2.2
Environmental reserves	0.3	-	-	-	0.3

[(a)] Recoveries. Charged to other accounts for the year ended December 31, 2008, includes the establishment of an allowance of $1.1 million and a $1.4 million increase due to the acquisition of GMO.

[(b)] Uncollectible accounts charged off.

[(c)] Payment of claims.

[(d)] Reversal of tax valuation allowance.

[(e)] Acquisition of GMO.

Form 10-K

Kansas City Power & Light Company
Valuation and Qualifying Accounts
Years Ended December 31, 2009, 2008 and 2007

Description	Balance At Beginning Of Period	Additions: Charged To Costs And Expenses	Additions: Charged To Other Accounts	Deductions	Balance At End Of Period
			(millions)		
Year Ended December 31, 2009					
Allowance for uncollectible accounts	$ 1.2	$ 5.5	$ 3.9 [a]	$ 8.9 [b]	$ 1.7
Legal reserves	2.4	1.2	-	1.3 [c]	2.3
Environmental reserves	0.3	-	-	-	0.3
Year Ended December 31, 2008					
Allowance for uncollectible accounts	$ 4.3	$ 5.9	$ 3.3 [a]	$ 12.3 [b]	$ 1.2
Legal reserves	2.2	3.2	-	3.0 [c]	2.4
Environmental reserves	0.3	-	-	-	0.3
Year Ended December 31, 2007					
Allowance for uncollectible accounts	$ 4.2	$ 5.4	$ 2.9 [a]	$ 8.2 [b]	$ 4.3
Legal reserves	3.9	1.9	-	3.6 [c]	2.2
Environmental reserves	0.3	-	-	-	0.3

(a) Recoveries.
(b) Uncollectible accounts charged off.
(c) Payment of claims.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PLAINS ENERGY INCORPORATED

Date: February 25, 2010

By: /s/Michael J. Chesser
Michael J. Chesser
Chairman of the Board and
Chief Executive Officer


Form 10-K

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Michael J. Chesser Michael J. Chesser	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	
/s/Terry Bassham Terry Bassham	Executive Vice President – Finance and Strategic Development and Chief Financial Officer (Principal Financial Officer)	
/s/Lori A. Wright Lori A. Wright	Vice President and Controller (Principal Accounting Officer)	
David L. Bodde*	Director	February 25, 2010
/s/William H. Downey William H. Downey	Director	
Randall C. Ferguson, Jr.*	Director	
Gary D. Forsee*	Director	
James A. Mitchell*	Director	
William C. Nelson*	Director	
John J. Sherman*	Director	
Linda H. Talbott*	Director	
Robert H. West*	Director	

*By /s/Michael J. Chesser
Michael J. Chesser
Attorney-in-Fact*

Form 10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANSAS CITY POWER & LIGHT COMPANY

Date: February 25, 2010

By: /s/Michael J. Chesser
Michael J. Chesser
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Michael J. Chesser Michael J. Chesser	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	
/s/Terry Bassham Terry Bassham	Executive Vice President – Finance and Strategic Development and Chief Financial Officer (Principal Financial Officer)	
/s/Lori A. Wright Lori A. Wright	Vice President and Controller (Principal Accounting Officer)	
David L. Bodde*	Director	February 25, 2010
/s/ William H. Downey William H. Downey	Director	
Randall C. Ferguson, Jr.*	Director	
Gary D. Forsee*	Director	
James A. Mitchell*	Director	
William C. Nelson*	Director	
John J. Sherman*	Director	
Linda H. Talbott*	Director	

*By /s/Michael J. Chesser
Michael J. Chesser
Attorney-in-Fact*

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS:
GREAT PLAINS ENERGY

Michael J. Chesser
Chairman of the Board and
Chief Executive Officer

William H. Downey
President and Chief
Operating Officer

Dr. David L. Bodde
Senior Fellow and Professor,
Arthur M. Spiro Institute for
Entrepreneurial Leadership
at Clemson University

Randall C. Ferguson, Jr.
Former Senior Partner for
Business Development,
Tshibanda & Associates,
LLC, a consulting and project
management services firm

Gary D. Forsee
President, University of
Missouri System, the state's
premier public institution
of higher learning

James A. Mitchell
Executive Fellow, Leadership
Center for Ethical Business
Cultures, a not-for-profit
organization assisting business
leaders in creating ethical and
profitable cultures

William C. Nelson
Chairman, George K. Baum
Asset Management, a
leading provider of
investment management
services to individuals,
foundations and institutions

John J. Sherman
President and Chief Executive
Officer, Inergy, L.P.

Dr. Linda H. Talbott
President and CEO, Talbott
& Associates, consultants
in strategic planning,
philanthropic management
and development to
foundations, corporations
and nonprofit organizations

Robert H. West
Retired Chairman of the
Board, Butler Manufacturing
Company, a supplier of
non-residential building
systems, specialty components
and construction services

OFFICERS:
GREAT PLAINS ENERGY

Michael J. Chesser
Chairman of the Board and
Chief Executive Officer

William H. Downey
President and Chief
Operating Officer

Terry Bassham
Executive Vice President-
Finance and Strategic
Development and
Chief Financial Officer

Barbara B. Curry
Senior Vice President-
Human Resources and
Corporate Secretary

Michael W. Cline
Vice President-
Investor Relations
and Treasurer

William G. Riggins
General Counsel and
Chief Legal Officer

Lori A. Wright
Vice President and
Controller

Mark G. English
Assistant General Counsel
and Assistant Secretary

OFFICERS:
KCP&L

Michael J. Chesser
Chairman of the Board and
Chief Executive Officer

William H. Downey
President and Chief
Operating Officer

Terry Bassham
Executive Vice President-
Finance and Strategic
Development and
Chief Financial Officer

John R. Marshall
Executive Vice President-
Utility Operations

Barbara B. Curry
Senior Vice President-
Human Resources and
Corporate Secretary

Michael L. Deggendorf
Senior Vice President-
Delivery

Scott H. Heidtbrink
Senior Vice President-
Supply

Jim D. Alberts
Vice President-
Customer Service

Kevin E. Bryant
Vice President-
Energy Solutions

Carl D. Churchman
Vice President-
Construction

Michael W. Cline
Vice President-
Investor Relations
and Treasurer

F. Dana Crawford
Vice President-
Strategic Operations Support

William P. Herdegen, III
Vice President-
T&D Operations

Maria R. Jenks
Vice President-
Supply Chain

Todd A. Kobayashi
Vice President-
Strategy and Risk
Management

William G. Riggins
General Counsel and
Chief Legal Officer

Marvin L. Rollison
Vice President-
Renewables and
Gas Generation

Charles H. Tickles
Vice President-
Information Technology

Lori A. Wright
Vice President and
Controller

Mark G. English
Assistant General Counsel
and Assistant Secretary

SHAREHOLDER INFORMATION

GREAT PLAINS ENERGY FORM 10-K

Great Plains Energy's 2009 annual report on Form 10-K filed with the Securities and Exchange Commission can be found at www.greatplainsenergy.com. The 10-K is available at no charge upon written request to:

Corporate Secretary
Great Plains Energy Incorporated
P.O. Box 418679
Kansas City, MO 64141-9679

MARKET INFORMATION

Great Plains Energy common stock is traded on the New York Stock Exchange under the ticker symbol GXP. We had 23,273 shareholders of record as of February 23, 2010.

INTERNET SITE

We have a Web site on the Internet at www.greatplainsenergy.com. Information available includes our SEC filings, Company news releases, stock quotes, customer account information, community and environmental efforts, and information of general interest to investors and customers.

Also located on the Web site are our Code of Business Conduct and Ethics, Corporate Governance Guidelines and the charters of the Audit Committee, Governance Committee and Compensation and Development Committee of the Board of Directors, which are available at no charge upon written request to the Corporate Secretary.

COMMON STOCK DIVIDEND

Quarter	2009	2008
First	$0.2075	$0.415
Second	0.2075	0.415
Third	0.2075	0.415
Fourth	0.2075	0.415

CUMULATIVE PREFERRED STOCK DIVIDENDS

Quarterly dividends on preferred stock were declared in each quarter of 2009 and 2008 as follows:

Series	Amount	Series	Amount
3.80%	$0.95	4.35%	$1.0875
4.20%	1.05	4.50%	1.125

TWO-YEAR COMMON STOCK HISTORY

	2009		2008	
Quarter	High	Low	High	Low
First	$20.34	$11.17	$28.85	$24.35
Second	15.91	13.44	26.76	24.67
Third	18.17	14.81	26.20	21.92
Fourth	20.16	16.93	22.43	17.09

ANNUAL MEETING OF SHAREHOLDERS

Great Plains Energy's annual meeting of shareholders will be held at 10:00 a.m., May 4, 2010, at Kansas City Public Library Plaza Branch, Truman Forum Auditorium, 4801 Main Street, Kansas City, MO 64112.

REGISTERED SHAREHOLDER INQUIRIES

For account information or assistance, including change of address, stock transfers, dividend payments, duplicate accounts or to report a lost certificate, please contact Investor Relations at 800-245-5275.

FINANCIAL COMMUNITY INQUIRIES

Securities analysts and investment professionals seeking information about Great Plains Energy may contact Investor Relations at 816-556-2312.

TRANSFER AGENT AND STOCK REGISTRANT

Computershare Trust Company, N.A.
Investor Services
P. O. Box 43078
Providence, RI 02940-3078
Tel: 800-884-4225

NYSE: GXP

For more information on Great Plains Energy or KCP&L, visit us online at:
www.greatplainsenergy.com or www.KCPL.com


GREAT PLAINS
ENERGY